Form 20-F
period 2003-12-31
TELE LESTE CELULAR PARTICIPACOES
filed 2004-06-30
CIK 1066124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

Tele Leste Cellular Holding Company
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value American Depositary Shares (as evidenced by American Depositary Receipts), each representing 50,000 shares of Preferred Stock	New York Stock Exchange* New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

     The number of outstanding shares of each class of stock of Tele Leste Celular Participações S.A., as of December 31, 2003:

166,008,004,051 313,436,994,532	Shares of Common Stock Shares of Preferred Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☒         No     ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

i

INTRODUCTION

     All references in this annual report to:

•	“Tele Leste Celular Participações S.A.”, “Tele Leste Celular”, “Tele Leste”, “we”, “our” and “us” are to Tele Leste Celular Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires), including the operations of Telebahia Celular S.A., known as Telebahia, and Telergipe Celular S.A., known as Telergipe;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing 50,000 shares of our non-voting preferred stock;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“Brazilian Central Bank,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“Brazilian corporate law” are to Law No. 6,404 of December, 1976, as amended;

•	“Anatel” are to Agência Nacional de Telecomunicações—ANATEL, the Brazilian telecommunication regulatory agency;

•	“Telebrás” are to Telecomunicações Brasileiras S.A. – TELEBRAS;

•	“CDMA” are to Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain;

•	“1XRTT” are to 1x Radio Transmission Technology, the CDMA 2000 1X technology, which, pursuant to the ITU (International Telecommunication Union) and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology;

•	“TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

•	“AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

•	“SMC” are to Serviço Movél Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by Anatel to provide mobile service in a specific frequency range;

•	“SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by Anatel to provide mobile service in a specific frequency range;

•	“WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets;

•	“SMS” are to Short Message Service for cellular handsets, which allow customers to send and receive alphanumerical messages;

•	“Customers” are to number of wireless lines in service; and

•	“Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel.

PRESENTATION OF FINANCIAL INFORMATION

     Our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by the Brazilian Corporate Law, or Brazilian Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 34 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

     In previous years, we presented financial information in our annual report on Form 20-F using price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council. The Brazilian Corporate Law Method does not permit price-level accounting for periods beginning as of 1996. We have changed to the Brazilian Corporate Law Method in this annual report on Form 20-F because we do not primarily rely on price-level accounting in reporting to investors and authorities in Brazil. For consistency purposes, we have presented all our financial information in this annual report according to the Brazilian Corporate Law Method. As a result, the financial information included in this annual report as of and for the year ended December 31, 2002 or for previous years is different from the information we presented in our annual report for the year ended December 31, 2002 or for previous years.

FORWARD-LOOKING STATEMENTS

     Certain sections in this annual report, principally in “Item 3D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” contains information that is forward-looking, including, but not limited to:

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	quantitative and qualitative disclosures about market risks; and

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

Forward-looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	the short history of our operations as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil;

•	inflation, interest rate and exchange rate risks;

•	the Brazilian government’s telecommunications policy; and

•	the adverse determination of disputes under litigation.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     Our consolidated financial statements included in this annual report on Form 20-F and the selected financial data presented for the periods described below have been prepared in accordance with the Brazilian Corporate Law Method, which is the same basis of accounting used in our annual financial statements published in Brazil, audited by Deloitte Touche Tohmatsu Auditores Independentes. For consistent presentation, we have used the Brazilian Corporate Law Method for all periods described in this annual report on Form 20-F. See Note 2 to the consolidated financial statements.

     The financial information included in this annual report on Form 20-F is different from the information we presented in our annual report on Form 20-F for the year ended December 31, 2002 and for other previous years. See “Presentation of Financial Information” for more information about it.

Brazilian Corporate Law Method and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with the Brazilian corporate law method, which differs in certain material respects from U.S. GAAP. See Note 34 to our consolidated financial statements for a summary of the differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2003 and 2002, and net income for the years ended December 31, 2003, 2002 and 2001.

     Selected Financial Data

     The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of reais, except dividend amounts)
Income Statement Data:
Brazilian Corporate Law Method
Net operating revenue	441,267	431,395	386,132	332,586	323,036
Cost of services and goods	(256,259)	(241,362)	(202,342)	(186,927)	(239,952)

Gross profit	185,008	190,033	183,790	145,659	83,084
Operating expenses
Selling expense	(145,010)	(116,404)	(97,766)	(92,013)	(118,011)
General and administrative expense	(52,345)	(49,616)	(55,405)	(44,997)	(32,384)
Other net operating income (expense)	(122)	4,968	2,559	13,407	(3,456)

Operating income (loss) before financial expense	(12,469)	28,981	33,178	22,056	(70,767)
Financial expense, net	(30,286)	(32,811)	(24,111)	(37,933)	(64,589)
Operating income (loss)	(42,755)	(3,830)	9,067	(15,877)	(135,356)
Net non-operating expenses	(661)	(1,601)	(560)	(1,416)	(380)
Income (loss) before minority interests and taxes	(43,416)	(5,431)	8,507	(17,293)	(135,736)
Income and social contribution taxes	754	324	(2,487)	5,963	41,244
Minority interests	—	—	—	1,872	12,841

Net income (loss)	(42,662)	(5,107)	6,020	(9,458)	(81,651)
Net income (loss) per thousand shares	(0.09)	(0.01)	0.01	(0.02)	(0.24)
Dividends per thousand preferred shares—R$	—	—	0.04	—	—
Dividends per thousand common shares—R$	—	—	—	—	—
Dividends per thousand preferred shares—US$	—	—	0.59	—	—
Dividends per thousand common shares—US$	—	—	—	—	—
U.S. GAAP
Net operating revenue	559,905	527,443	468,409	226,060	233,224
Operating income (loss)	(25,992)	17,674	23,587	26,515	(94,798)
Net income (loss)	(6,476)	(56,012)	14,102	(5,905)	(95,691)
Net income per thousand shares:
Common shares—basic	(0.01)	(0.12)	—	(0.01)	(0.29)
Common shares—diluted (1)	(0.01)	(0.12)		(0.01)	(0.29)
Weighted average number of Common Shares Basic (thousands)	166,007,792	166,008,044	166,008,044	146,939,973	124,369,031
Weighted average number of Common Shares Diluted (thousands)	166,007,792	166,008,044	253,574,241	146,939,973	124,369,031
Preferred shares—basic	(0.01)	(0.12)	0.04	(0.01)	(0.29)
Preferred shares—diluted	(0.01)	(0.12)	0.04	(0.01)	(0.29)
Weighted average number of preferred shares - basic and diluted (thousands)	313,386,092	313,436,995	313,436,995	251,047,912	210,029,997

(1) Basic net income (loss) per share for the year ended December 31, 1999, because the company did not have any potentially diluted shares outstanding. As a result of a corporate restructuring completed in November, 2000, the company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit on the amortization of the intangible related to concession that was transferred in the merger. The numbers of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are included on the basis of purposes of calculating dilutive earnings per share for the year ended December 31, 2000, 2002 and 2003. The potentially dilutive shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for 2000, 2002 and 2003 as their effect would have been anti-dilutive.

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of reais, except when indicated)
Cash Flow Data:
Net cash provided by (used in) operating activities	126,238	204,781	151,591	51,168	(37,673)
Net cash used in investing activities	(65,926)	(76,296)	(115,896)	(133,870)	(161,832)
Net cash provided by (used in) financing activities	(82,144)	(76,201)	(122,762)	180,860	200,911

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of reais, except when indicated)
Cash Flow Data:
Increase (decrease) in cash and cash equivalents	(21,832)	52,284	(87,067)	98,158	1,406
Cash and cash equivalents at beginning of year	81,259	28,975	116,042	17,884	16,478

Cash and cash equivalents at end of year	59,427	81,259	28,975	116,042	17,884

	December 31,
	2003	2002	2001	2000	1999
	(in thousands of reais)
Balance Sheet Data:
Brazilian Corporate Law Method
Property, plant and equipment, net	392,473	464,546	496,899	472,766	417,617
Total assets	831,657	956,737	860,655	914,457	664,061
Loans and financing – current portion	68,582	99,665	54,331	124,670	198,255
Loans and financing – non current portion	153,655	269,891	231,922	226,164	169,493
Capital stock	305,396	305,396	305,396	305,396	135,494
Shareholders’ equity	401,250	443,011	445,519	451,926	167,138
Number of shares as adjusted to reflect changes in capital	479,445,039	479,445,039	479,445,039	479,445,039	334,399,028
U.S. GAAP
Property, plant and equipment, net	365,542	439,885	494,593	481,554	436,611
Total assets	876,690	947,743	929,366	972,480	684,168
Loans and financing – current portion	68,582	99,665	54,331	124,670	198,255
Loans and financing – non current portion	153,655	269,891	231,922	226,164	169,493
Capital stock	305,396	305,396	305,396	305,396	135,494
Shareholders’ equity	430,789	437,031	502,839	488,737	171,416

Exchange Rates

     There are two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market

     Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate, and the system relying on the foreign exchange rate band has been eliminated. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in pricing and liquidity of both markets, each market continues to be regulated separately.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future. For more information on these risks, see “Risk Factors—Risks relating to Brazil”.

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated.

	Exchange Rate of R$ per U.S.$
	Low	High	Average(1)	Year-End
Year ended December 31,
1999	1.2078	2.1647	1.8150	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892

Source:	Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

(1) Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per U.S.$
	Low	High
Month Ended
December 31, 2003	2.8883	2.9434
January 31, 2004	2.8022	2.9409
February 29, 2004	2.9042	2.9878
March 31, 2004	2.8752	2.9410
April 30, 2004	2.8743	2.9522
May 31, 2004	2.9569	3.2051
June 25, 2004	3.1030	3.1651

Source:	Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

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

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

     Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

     Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2003, the general price index, or the IGP-DI (the #ndice Geral de Preços – Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 7.7%, compared to 26.4% in 2002 and 10.4% in 2001. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected.

     Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

     The Brazilian currency has historically experienced frequent devaluations. The real devalued against the U.S. dollar by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. In 2003, the internal economy showed inflation stabilization and the dissipation about uncertainty in the Governmental economic team, which promoted an appreciation of the real by 18.2%. However, there is no guarantee that this trend will continue or that the exchange rate will remain at current levels. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

     As of December 31, 2003, we had R$222.2 million in total debt, all of which was denominated in U.S. dollars. As of December 31, 2003, we had currency derivatives in place to cover 100% of our U.S. dollar-denominated debt and U.S. dollar-linked obligations. Also, significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. At the same time, while we may derive income from derivative transactions denominated in foreign currencies, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

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

     Adverse developments in other emerging market countries could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

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

     Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

     This extensive regulation and the conditions imposed by our authorization to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

     Our results may be affected in the medium or long term as a result of the new SMP rules.

     In 2002, Anatel changed the SMP regime (first enacted in December 2000), thus encouraging companies operating under the SMC system to migrate to the SMP system. Under the SMP regime, we no longer receive payment from our customers for outbound long distance traffic, but we receive payment for the use of our network, in accordance with the network usage remuneration plan. In 2003, this change had little impact on us, but we cannot assure that in the next years the interconnection fees that we will receive from long distance operators will compensate us for the revenues that we would have received from our customers for outbound long distance traffic.

     Until June 30, 2004, SMP service providers may opt to establish a price cap or freely negotiate their interconnection charges. After that date, free negotiation will be the rule, subject to Anatel regulations to be issued in regarding to the traffic capacity and interconnection infrastructure that must be made available to requesting parties.

     In addition, under the SMP regime, an SMP cellular operator will pay for the use of another SMP cellular operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule is valid until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic we terminate for other SMP cellular operators exceeds the traffic they terminate for our company, our revenues and results of operations may be adversely affected.

     The new rules may negatively affect our revenues and results of operations.

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

     There is substantial competition in the telecommunications industry. We not only compete with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and Internet access services, due to the trend towards the convergence and substitution of mobile services for these other services.

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

     The industry in which we conduct our business is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

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

     PT Móveis SGPS, S.A. and Telefónica Móviles, S.A., our principal shareholders, currently own, directly and indirectly, approximately 55.25% of our common shares and 24.32% of our total capital. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiaries, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. In addition, as Portugal Telecom and Telefónica Móviles share their participation in us equally, any disagreement or dispute between them may have an impact on the decision-making capabilities of our management.

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

     Our bylaws state that holders of preferred shares will have full voting rights if we do not pay minimum dividends for three consecutive fiscal years, and the preferred shareholders will retain those voting rights until the minimum dividends are paid. Because we did not pay minimum dividends for the years ended December 31, 2002 and 2003 and do not anticipate being able to pay dividends for the year ended December 31, 2004, we expect that holders of our preferred shares will be able to exercise voting rights after the 2005 general shareholders’ meeting and until we pay the minimum dividends for 2004 or any subsequent year, on a share for share basis with our common shares. This might have a significant impact, since our controlling shareholders would cease to have the majority of our voting stock.

     You might be unable to exercise preemptive rights with respect to our preferred shares unless there is a current registration statement in effect that covers those rights or unless an exemption from registration applies.

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

ITEM 4. INFORMATION ON THE COMPANY

A. Our History and Development

General

     We are incorporated under the laws of the Federative Republic of Brazil under the name Tele Leste Celular Participações S.A., known as Tele Leste. We have the legal status of a sociedade por ações, or a stock corporation, operating under the Brazilian corporate law. Our principal executive offices are located at Av. Silveira Martins 1036, Cabula, 41150-000 Salvador, Bahia, Brazil. Our telephone number is +55 71 387-7620, our facsimile number is +55 71 387 7602 and our website is www.vivo.com.br. The information on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, NY 10011.

     We are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telebahia Celular and Telergipe Celular, according to market share data published by Anatel.

     Below you will find a chart showing the major companies in our ownership structure as of December 31, 2003.

Telebrás and the Privatization

     Tele Leste was created as a result of a restructuring of Telebrás in July 1998. Before 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, known as the Predecessor Companies, and collectively known as the Telebrás System, were created, acquiring almost all of the telecommunication companies in Brazil, and creating a near monopoly over the provision of public telecommunications services in Brazil.

     In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

     In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, 12 new holding companies. Virtually all of the Predecessor Companies’ assets and liabilities were allocated to the new holding companies, which we refer to as the New Holding Companies

     Tele Leste was one of the New Holding Companies. Tele Leste was allocated all of the share capital held by Telebrás in Telebahia and Telergipe, the cellular operating companies that had provided cellular telecommunications service in the states of Bahia and Sergipe, respectively since 1993.

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

Purchase of Shares from Iberdrola

     On April 5, 2001, Telefónica S.A. and Iberdrola S.A. signed an agreement through which Telefónica S.A. was going to acquire all the Iberdrola group’s shareholdings in the Brazilian telecommunications operators in which both groups held interests.

     Telefónica S.A. acquired all the capital stock held directly and indirectly by the Iberdrola group in our capital. In exchange, Iberdrola received shares of Telefónica S.A.

     In May 2002 Telefónica S.A. contributed these shares to its affiliated company Telefónica Móviles S.A.

Brasilcel

     On January 23, 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a mobile services company in Brazil that would aggregate all of their investments in cellular telecommunications businesses to the extent permitted under Brazilian law. In December 2002, Anatel approved the joint venture between Portugal Telecom and Telefónica Móviles. This joint venture, named Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, has 56.2% of the total market in Brazil, with 20.7 million customers at December 31, 2003, according to data published by Anatel. Its operations cover an area of approximately 130 million inhabitants, or 73% of the Brazilian population, and approximately 83% of its GDP. Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis.

     In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in:

•	us;

•	Telesp Celular Participações S.A., which controls an A Band operator in the state of São Paulo, and a B Band operator in the states of Paraná and Santa Catarina;

•	Tele Sudeste Celular Participações S.A., which controls A Band operators in the states of Rio de Janeiro and Espírito Santo; and

•	Celular CRT Participações S.A., which controls an A Band operator in the state of Rio Grande do Sul.

     On December 31, 2003, we were controlled by Iberoleste Participações S.A. (53.80% of the common shares and 21.90% of the total capital), Brasilcel N.V. (3.17% of the common shares and 3.38% of the total capital) and Tagilo Participações Ltda. (1.44% of the common shares and 2.42% of the total capital). Iberoleste Participações S.A. and Tagilo Participações Ltda. are controlled by Brasilcel (100% of the total capital).

Vivo

     All of the operating companies participating in the joint venture between Portugal Telecom and Telefónica Móviles, named Brasilcel, have been operating under the brand name “Vivo” since April 2003. The consolidation of a unified commercial model for the whole country centered on the Vivo brand, substituting the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase the operating companies customer base as well as revenues, by retaining customers as well as maintaining their distribution channels. The launching of the Vivo brand was accompanied by loyalty programs and other measures designed to contribute to the success of the commercial strategy.

Capital Expenditures

     The primary focus of our capital expenditure program has been, and continues to be, the expansion of the capacity of the services we currently offer and the provision of new services.

     The following table sets forth our capital expenditures for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(in millions of reais)
Automatic switching equipment	12.2	4.8	8.0
Other equipment	16.5	16.3	35.4
Real estate	0.1	5.4	10.0
Information technology	8.5	8.1	21.6
Other assets(1) (2)	32.8	42.0	41.0

Total capital expenditures	70.2	76.7	116.0

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

(2)	In 2003, “Other assets” are composed by: fixed apparels for rent (R$12.8 million), capitalized millstone (R$2.9 million), JOA (R$1.1 million), I Project TIDE (R$ 1.1 million), stores (R$ 0.2 million), and others (R$ 14.7 million).

     We anticipate that our capital expenditures for 2004 will be approximately R$83 million. We intend to fund these capital expenditures with cash generated from operations. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

Overview

     According to market share data published by Anatel, we are a leading provider of cellular telecommunication services in Brazil through our subsidiaries Telebahia Celular and Telergipe Celular in the Brazilian states of Bahia and Sergipe, respectively, referred to in this annual report as our Region. At December 31, 2003, we had 1,126,244 customers. Our net operating revenues in 2003, 2002 and 2001 were as follows:

	Year ended December 31,
	2003	2002	2001
	(in millions of reais)
Telebahia Celular	370.6	357.4	320.5
Telergipe Celular	84.2	82.7	68.3
Intercompany eliminations	(13.5)	(8.7)	(2.7)

Total	441.3	431.4	386.1

     We provide mobile telecommunication services on a frequency range known as A Band in Region I of the General Authorization Plan—PGA, which covers 31% of the municipalities and 68% of the population of our Region. At December 31, 2003, we had approximately 1,126 thousand lines in service, a 15.7% increase from the end of the previous year, and a market share of approximately 55% in our Region.

Our Operations

     The following table sets forth information on our cellular telecommunication base, coverage and related matters at the dates and for the years indicated.

	2003	2002	2001
Cellular lines in service at year-end	1,126,244	972,729	821,932
Contract customers	290,798	299,376	322,861
Prepaid customers	835,446	673,353	499,071
Customer growth during the year	16.4%	18.3%	22.0%
Churn(1)	33.0%	25.5%	19.8%
Estimated population of region at year-end (million)(2)	15.4	15.1	15.1
Estimated covered population at year-end (million)(3)	10.5	9.5	9.3
Percentage of population covered at year-end(4)	68%	63%	62%
Penetration at year-end(5)	13.4%	10.6%	8.9%
Percentage of municipalities covered	30.6%	29.4%	29.2%
Average monthly minutes of use per customer(6)	106	101	116
Market share (7)	55.2%	60.4%	64%

(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística—IBGE.

(3)	Number of people within our Region that can access our cellular telecommunication signal.

(4)	Percentage of the population in our Region that can access our cellular telecommunication signal.

(5)	Number of cellular lines in service, including those of our competitors, divided by the population of our Region.

(6)	Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the simple average of lines in service during the relevant year (includes roaming in and excludes roaming out).

(7)	Information published by ANATEL.

Our Services

     We provide cellular telecommunications services using both digital and analog technologies. Our network provides both CDMA digital service and AMPS, or analog services. All our services are provided in the frequency of 850 MHz.

     We provide voice service and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through either PCMCIA (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed a standard for small, credit card-sized devices, called PC Cards) cards designed to connect compatible PDA’s (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by cable connection that offers corporate subscribers secure access to their intranet and office resources.

     In addition we launched in 2003 MMS (Multimedia Message Service) and MExE (Mobile Execution Environment) that enable the handset to download applications and execute them at the mobile. We also launched a user interface with icons at the handset to identify the main services, such as Voice Mail, Downloads, SMS, etc, for a friendlier access to our services.

     We offer roaming services, through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services to subscribers of those cellular service providers while they are in our concession areas.

Our Region

     The combined population of our Region is approximately 15.4 million, representing 8.7% of Brazil’s total population, and encompassing 16 metropolitan areas with populations in excess of 100,000, including Salvador, Brazil’s third largest city, which has approximately 2.6 million inhabitants. Approximately 67% of the population of the state of Bahia and 71% of the population of the state of Sergipe live in urban areas.

     We provide mobile telecommunication services on a frequency range known as A band in an area that covers 30.6% of the municipalities and 67.5% of the population of our Region.

     The following table sets forth population, gross domestic product (GDP) and per capita income statistics for each state in our Region at the dates and for the year indicated.

	At December 31, 2003		Year ended December 31, 2003
	Population	% of Brazil’s	GDP (billions of	% of Brazil’s	Per capita income
Area	(millions)	population	reais)(1)(2)	GDP(2)	(reais)(1)(2)
Bahia state	13.6	7.7%	64.3	4.3%	4,726.42
Sergipe state	1.8	1.0%	8.2	0.6%	3,481.84

Our Region	15.4	8.7%	72.5	4.9%	4,697.30

Source:	IBGE. We calculated the GDP for the states based on percentages published by IBGE in previous years.

(1)	Our estimates are expressed in nominal reais.

(2)	Nominal Brazilian GDP was R$1,515 billion as of December 2003.

     Our business, financial condition, results of operations and prospects depend, in part, on the performance of the Brazilian economy. See “Item 3D. Risk Factors.”

Marketing and Sales

     We closely follow the developments in the markets where we operate and constantly launch new promotions.

     A strong customer acquisition policy has been implemented across all the company’s operators through aggressive mass sales promotions and segmented actions. Efforts to acquire new customers for prepaid and postpaid services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

     With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wish to change their cell phones. The company is strongly involved in a high-value customer loyalty program by offering aggressive discounts on cell phones through direct marketing actions.

     Tele Leste currently has 22 shops and kiosks of its own, and an authorized third-party network, on an exclusive or nonexclusive basis, with 290 service points capable of selling services and cell phones. The credit recharges are available for customers in more than 7.000 sites.

Customer Service

     As part of the strategy for standardizing service provided by Tele Leste operators to their customers, we have outsourced 100% of the customer services while keeping full management control. These services are available on a 24-hour basis from our call center and our website.

     Satisfaction evaluation

     Customer satisfaction is evaluated by regular satisfaction surveys. More than 8,700 Vivo customers were interviewed all over the country in 2003 for aspects such as customer assistance, technical assistance, products and services. The overall satisfaction mark was 8.25 on a range from 1 to 10. Several actions have since been carried out in order to increase our customers’ satisfaction.

     Assistance to customer claims

     Tele Leste is provided with a qualified staff designed to assist and provide explanations to customers in any and all requests or doubts concerning services provided. All customers are given a feedback to their requests.

     Vivo was ranked first in 2003 in a survey entitled “Companies that most respect consumers”, carried out by the IBRC (Brazilian Institute of Customer Relations) for the Consumidor Moderno (Modern Consumer) issue.

Our Network

     Before November 1998, our network used only AMPS analog technology. After privatization in 1998, we began to use CDMA digital and TDMA digital technologies. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital cellular telecommunications service also reduces the risk of fraud. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

     Our network is connected primarily through a fiber-optic transmission system we lease from Tele Norte Leste Participações S.A., or Telemar. It also includes cellular switches, base stations, and other communication devices, such as voicemail, prepaid service, SMS, Home Location Registers, Signalling Transfer Point and gateways. NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks – Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are our main suppliers. We continue to increase network capacity and coverage to improve service quality and to meet consumer demand.

     As of December 31, 2003, Tele Leste network covered 315 of the municipalities, or 67.5% of the population, of our Region.

     Our advanced network management technology ensures global management and supervision of our network process and performance. The network management center located in Salvador, which can identify any problems in our, and in other, networks using the failure and signal monitoring systems. In addition, quality and service standards are constantly monitored. The network management center is integrated with the maintenance and operations center, which is designed to supervise our Network Elements, Infrastructure and Transmission, and operate the Radio Network Elements, Computing Centrals, Backbone and Service Platforms.

     Our network is equipped to provide continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

     Telecommunication concessions or authorizations require companies to meet certain obligations for service quality and annual network expansion. See "—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.” We have already met all of our network expansion obligations required under our authorization.

Sources of Revenue

     We generate revenue from:

•	usage charges, which include charges for outgoing calls, roaming charges, Internet access through wireless application protocols and prepaid card charges;

•	monthly subscription charges;

•	network usage charges (or interconnection charges), which are amounts that we charge to cellular, fixed-line and long distance service providers for the use of our network;

•	other charges, including charges for call forwarding, call waiting, call blocking and Data Services, such as short message service, wap, downloads and MMS services. They are charged only when the customer’s plan does not include these services; and

•	the sale of cellular handsets and accessories.

     Our rates are subject to approval by Anatel. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.”

     The table below sets forth our net operating revenues by category of activity:

	Year ended December 31,
	2003	2002	2001
	(thousands of reais)
Usage charges	276,958	269,036	241.881
Monthly subscription charges	38,412	40,278	35,026
Interconnection charges	181,097	179,849	169,325
Other	17,394	12,947	10.920

Gross revenue from services	513,861	502,110	57,152
Handsets and accessories sales	106,441	86,477	47,114

Gross revenue	620,302	588,587	504,266

     Contract Customers

     Since October 14, 1994, cellular telecommunications service in Brazil, unlike in North America, has been offered on a “calling-party-pays” basis, under which the customer pays only for calls that it originates. In addition, customers pay roaming charges on calls made or received outside of their home registration area.

     Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. Our Region is divided into six registration areas, designated for payment purposes, comprised of five areas in the state of Bahia and of one area in the state of Sergipe.

     Interconnection Charges

     We earn revenues from any call originated in another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute our network is used during the call. See “—Operating Agreements—Interconnection Agreements.” Tariff increases are subject to Anatel ´s review and approval.

     Bill and Keep

     Under the digital cellular telecommunications system known as SMP, remuneration for network usage between SMP mobile operators will only be due if traffic carried in the same registration area between two networks, in a given direction, exceeds 55% of the total traffic exchanged between them. In this case, only those calls which have surpassed the 55% threshold will be subject to payment for network usage. This rule is valid until June 30, 2005. Thereafter, SMP operators will adopt full Bill and Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

     Roaming Fees

     We receive revenue pursuant to roaming agreements with other cellular service providers. When a call is made from within our Region by a customer of another cellular service provider, that service provider pays us for the call at the applicable rate. Conversely, when one of our customers makes a cellular call outside our Region, we must pay the charges associated with that call to the cellular service provider in whose region the call originates. See "—Operating Agreements—Roaming Agreements.”

     Handset Sales

     We sell dual-mode (800MHz CDMA/AMPS) and tri-mode (1900MHz CDMA and 800MHz CDMA/AMPS) cellular handsets through our own stores and dealers. Although we still have some customers using analog service (approximately 8.1% of our total customer base at December 31, 2003), we have implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to our high value customers, to encourage analog customers to transfer to digital service. Our current suppliers are Motorola, LG, Samsung and Nokia.

Operating Agreements

     We have an agreement with Telemar to lease physical space, real estate, air conditioning, energy, security and cleaning services. We lease from Telemar transmission capacity necessary to complete the construction of our network infrastructure.

     Interconnection Agreements

     The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See "—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Interconnection.

     We believe that our subsidiaries have adequate interconnection agreements with all the fixed line operators and long distance carriers they need for the provision of their services. We also believe that our subsidiaries have all the necessary interconnection agreements with local distance carriers.

     Roaming Agreements

     We are member of the Brazilian Roaming Committee, a group comprised of the 21 companies providing cellular services in Brazil through either A and B bands. The Committee was created to standardize roaming services in Brazil and elsewhere.

     The roaming agreements require us and the other cellular service providers to provide service to roaming customers on the same basis that each member provides service to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges.

     We offer automatic international roaming in Argentina, Uruguay, Chile, Dominican Republic and South Korea. Currently the markets of the United States, Mexico and Canada are offered to our customers through third-party partners, as well as Japan. Since 2000, we provide international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania.

Taxes on Telecommunications Services and Handset Sales

     The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

•	ICMS. The principal tax is the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS. ICMS is a tax that the Brazilian states impose at varying rates from 25% to 30% on certain revenues from the sale of goods and services, including telecommunications services.

•	COFINS. The Contribuição Para Financiamento da Seguridade Social, or COFINS, is a social contribution tax on gross operating revenues at a rate of 3%.

•	PIS. The Programa de Integração Social, or PIS, is another social contribution tax that is imposed on gross operating revenue at rates varying between 0.65% and 1.65%.

•	FUST. On August 17, 2000, the Brazilian federal government, created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a social contribution tax applicable to all telecommunications services at a rate of 1%. The purpose of the FUST tax is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by Anatel, in case these costs are not entirely recoverable through the provision of the telecommunications services.

•	FUNTTEL. On November 28, 2000, the Brazilian federal government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, a social contribution tax applicable to all telecommunications services at a rate of 0.5%. The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition.

•	FISTEL. On July 7, 1966, the Brazilian federal government, created the Fundo de Fiscalização das Telecomunicações, or FISTEL, a tax applicable to telecommunications transmission equipment. The purpose of FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry.

     The FISTEL tax is comprised of two different fees:

•	an installation and inspection fee that is assessed every time we activate a new cellular number; and

•	an operation and inspection fee, assessed annually on the basis of the total number of cellular numbers in use and the total number of radio base stations installed at the end of the fiscal year.

     The installation and inspection fee is assessed based on the net activation of cellular numbers, i.e., the number of new cellular activations subtracted from the number of cancelled subscriptions, as well as on the basis of the net additions of radio base stations.

Billing and Collection

     Pursuant to Brazilian law, customers must receive a bill at least five days before the due date and companies must allow customers at least 15 days from the due date before suspending outgoing service for nonpayment.

     We have established a uniform policy for dealing with delinquent customer accounts. Any suspension of service may be done only after providing notice to the customer. If a customer’s payment is more than 15 days past due, outgoing service is suspended, and if payment is more than 40 days past due, both outgoing and incoming services are suspended until full payment for all outstanding charges is received. If a customer’s payment is more than 90 days past due, service is discontinued. In 2003 we estimated that approximately 52% of our bills were paid in full within the due date, 69% before the first reminder was sent, and 85% before the second reminder was sent.

     Our collection system has an excellent mechanism for tracking customers who are delinquent in making payments. Our collections department has had a continued success rate collecting payments from customers. In addition, we have employed six outside collection agencies that recover payments from customers that are more than 90 days past due.

     We provision for customer accounts over 90 days past due and write off customer accounts related to telecommunication service charges for services provided that are over 180 days past due. We wrote off approximately R$11.9 million for accounts more than 180 days past due in 2003.

     Our provisions for doubtful accounts were 3.2%, 2.3% and 2.6% of the gross operating revenue in 2003, 2002 and 2001 respectively. See “Item 5A. Operating Results—Results of Operations for 2003, 2002 and 2001—Operating Expenses.”

     After each collection cycle, we and other telecommunications service providers settle the roaming and network usage fees and outstanding balances. See “—Sources of Revenue—Roaming Fees” and “—Regulation of the Brazilian Telecommunications Industry—Interconnection.” For international calls made by our customers, we charge Embratel – Empresa Brasileira de Telecomunicações S.A. a fee for the use of our cellular telecommunications network, after forwarding the gross amounts collected for such calls to Embratel. Domestic long distance fees are reconciled and distributed to each Brazilian telecommunication operating company by a clearinghouse operated by Embratel.

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

     The two most prevalent types of fraud are cloning fraud, and subscription fraud. Cloning fraud consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal. We ultimately bear the costs of all fraudulent calls originating from our cell phone base. We have installed a fraud detection system that analyzes various aspects of customers’ usage in order to detect cloning fraud. In addition, the introduction of digital service is significantly reducing the incidence of cloning fraud. We do not consider cloning fraud a significant problem.

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

     We have implemented certain detection and prevention measures in an effort to reduce fraud-related losses, including the automatic review of call detail records in the states of Bahia and Sergipe to identify abnormal calling patterns. Fraud prevention measures include restrictions on international calls from a given number, restrictions on international calls to certain high-risk destinations, automatic blocking of calls to certain high-risk destinations and restrictions on three-way calling by customers with international direct-dial access.

     We have installed, and are a part of, a nationwide fraud-detection system. This system aids in fraud detection in various ways, including identifying simultaneous usage by a single customer, call frequency and unusually high usage patterns. We are able to monitor usage by our customers even when they are located outside of our areas.

Competition

     We face intense competition in all the areas in which we operate, principally from other cellular service providers and also from fixed line operators. Many of these competitors are part of large, national or multinational groups and therefore have access to financing, new technologies and other benefits that derives from being owned by such a group. Fixed line operators generally charge much lower tariffs than cellular service providers.

     Tele Leste ´s principal cellular competitor is Maxitel, which operates in the states of Bahia, Sergipe and Minas Gerais.

     Maxitel began providing cellular telecommunications services based on the Time Division Multiple Access, or TDMA, digital standard in our Region in April 1998. Maxitel also acquired a license to provide cellular telecommunications services in the neighboring state of Minas Gerais. Maxitel’s rights and obligations under its authorization are substantially identical to our rights and obligations under our authorizations. Maxitel’s customers use dual-mode cellular handsets, which operate with Advanced Mobile Phone Service analog networks, such as ours, as well as TDMA networks and GSM handsets. As Maxitel is indirectly controlled by TIM, since the beginning of 2002, it has been using the TIM brand as part of its strategy. Therefore, the group controlled by Telecom Italia Mobile, or TIM, may overlap in GSM/GPRS technology.

     Tele Leste ´s principal fixed-line competitor is Telemar Norte Leste S.A.

     We also compete with certain other wireless telecommunications services, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some in our areas as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than mobile telecommunications services. Satellite services, which provide nationwide coverage, are also available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. We do not plan to offer mobile satellite services (other than pursuant to a roaming arrangement with a satellite service provider). Finally, we also face intra-company competition, when we offer services that may be used by our customers in substitution for mobile calls, such as SMS and Personal Digital Assistance.

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

     An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication service in the private regime. The authorization is granted for an indeterminate period of time. Under the authorization, the government does not guarantee to the authorized company the economic-financial equilibrium, as is the case under concessions.

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

     Under these new licenses:

•	services are to be provided using the 1,800 MHz frequency; and

•	each operator may provide domestic and international long distance services in its licensed area;

•	existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market can bid for C Band, D Band and E Band SMP licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for D Band and E Band SMP licenses;

•	a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

•	current A Band and B Band cellular service providers can apply for an extra frequency range.

     Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas.

     In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from our network.

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers may opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation will be regulated by Anatel. Thereafter, the terms and conditions of the interconnection are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations established by Anatel relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter. Because Anatel considers us to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, Anatel will not award a wireline long distance license to us. Though we and other mobile operators have requested that Anatel revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wireline long distance operators due to long distance traffic originating and terminating on our network.

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

     Our authorizations impose obligations to meet quality of service standards, such as: the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. Anatel published the method for collecting these quality service standards data on April 23, 2003 (Anatel Resolution No. 335/03).

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

     Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers is still subject to a price cap stipulated by Anatel. This price cap is valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators. Anatel will regulate the conditions of the network usage fee negotiation. The price cap for the interconnection fee varies from company to company, on the basis of the underlying cost characteristics of each company’s network. B Band service providers are subject to price caps established during the auction process for their licenses.

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

C. Organizational Structure

     As of December 31, 2002, our voting shares were indirectly controlled by two major shareholders: Portugal Telecom and Telefónica Móviles, through Brasilcel N.V., with 55.25% of our voting stock, 7.94% of our preferred shares and 24.32% of our total capital stock. Portugal Telecom and Telefónica Móviles share their participation in Brasilcel in equal percentages.

     Our subsidiaries are: Telebahia Celular and Telergipe Celular. Substantially all our assets consist of shares in our subsidiaries. We rely very substantially on dividends from our subsidiaries to meet our needs for cash, including cash to pay dividends to its shareholders. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     For a more detailed description of our ownership structure and the joint venture between Portugal Telecom and Telefónica Móviles, see “—Our History and Development.”

D. Property, Plant and Equipment

     Our principal physical property consists of transmission equipment, switching equipment, base stations and other communication devices, such as voicemail, prepaid service, SMS, Home Location Registers, Signalling Transfer Point and gateways. All switches, cell sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for policy operation risks.

     At December 31, 2003, we had 9 cellular switches and other equipment installed in two owned spaces, five shared places and one lease. We lease almost all of the sites where our cellular telecommunications network equipment is installed. Our 584 base stations were installed in 370 cell sites and the average term of these leases is five years. In addition, we have our own administrative buildings (approximately 19,012 square meters), warehouse space (approximately 898 square meters) and also lease administrative facilities (approximately 2,132 square meters), warehouse space (approximately 1,408 square meters) and 24 retail stores throughout our region.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.”

Critical Accounting Policies

     In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian Corporate Law Method are described in Note 3 to our consolidated financial statements. A description of the differences in accounting policies between Brazilian Corporate Law Method and U.S. GAAP is included in Note 37 to our consolidated financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•	revenue recognition;

•	depreciation of property, plant and equipment;

•	valuation of property, plant and equipment;

•	provisions for contingencies;

•	deferred income taxes; and

•	financial instruments.

a. Revenue recognition

     Under Brazilian Corporate Law Method and U.S. GAAP, revenues from customer calls are based on time used, according to Brazilian Corporate Law Method, and recognized when services are provided.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy for U.S. GAAP or for Brazilian Corporate Law Method.

b. Depreciation and Amortization

     Depreciation on property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical decrease of 10% to the useful lives of switching and transmission equipment existing at December 31, 2003. This hypothetical change would result in an incremental increase in the annual depreciation expense of R$7,670 million in the year of the change.

c. Valuation of property, plant and equipment

     In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Under Brazilian Corporate Law Method, the recoverability of assets as mentioned above, if negative, would indicate the amount that would be considered impaired.

     A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumption and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. The use of different assumptions and estimates could significantly change our financial statements, for example, if we had used more conservative assumptions and estimates the expected future net cash flow may have led us to recognize impairment charges on our property, plant and equipment, which would have decreased our results of operations and shareholders’ equity. No impairment losses have been recognized for any of the periods presented.

d. Provisions for contingencies

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

e. Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian Corporate Law Method. Under U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

f. Financial instruments

     With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

     We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. Under U.S. GAAP, we recorded a net income (loss) for 2003, 2002 and 2001 of approximately (R$6.5) million, (R$56.0) million, and R$14.1 million, respectively, compared to a net income (loss) of (R$42.7) million, (R$5.1) million, and R$6.0 million under the Brazilian corporate law method. Shareholders’ equity at December 31, 2003 and 2002 was R$430.7 million and R$437.0 million, under U.S. GAAP, compared to R$401.3 million and R$443.0 million under the Brazilian Corporate Law Method.

     See Note 34 to our consolidated financial statements for a description of the principal differences between the Brazilian corporate law method and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

New Accounting Pronouncements

     In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not result in any impact on the Company’s financial statements.

     In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The adoption of SFAS 150 did not result in any impact on the Company’s financial statements.

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

     In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic plans beginning with fiscal years ending after December 15, 2003 and any foreign plans beginning with fiscal years ending after June 15, 2004. The Company has adopted these additional disclosures for the year ended December 31, 2003 (See Note 38.a).

     In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

     In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The adoption of this EITF had no impact on the Company’s financial position or results of operations.

     In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

A. Operating Results

Results of Operations for 2003, 2002 and 2001

     Statement of Income

     The following table sets forth certain components of our income, as well as the percentage change of each year from the prior year, for the years ended December 31, 2003, 2002 and 2001. The financial statements referring to December 31, 2002 and 2001 have been reclassified when applicable, for comparative purposes.

	Year ended December 31,			Percentage Change
	2003	2002	2001	2003-2002	2002-2001
	(in thousands of reais)
Net operating revenue	441,267	431,395	386,132	2.3	11.7
Cost of services and sales	(256,259)	(241,362)	(202,342)	6.2	19.3
Gross profit	185,008	190,033	183,790	(2.6)	3.4
Operating expenses:
Selling expense	(145,010)	(116,404)	(97,766)	24.6	19.1
General and administrative expense	(52,345)	(49,616)	(55,405)	5.5	(10.4)
Other net operating income (expense)	(122)	4,968	2,559	(102.5)	94.1

Operating income (loss)	(12,469)	28,981	33,178	(143.0)	(12.6)
Financial expense, net	(30,286)	(32,811)	(24,111)	(7.7)	36.1
Net non-operating income (expense)	(661)	(1,601)	(560)	(58.7)	185.9

	Year ended December 31,			Percentage Change
	2003	2002	2001	2003-2002	2002-2001
	(in thousands of reais)
Income (loss) before taxes and minority interests	(43,416)	(5,431)	8,507	699.4	(163.8)
Minority interests	—	—	—	—	—
Income and social contribution taxes	754	324	(2,487)	132.7	(113.0)

Net income (loss)	(42,662)	(5,107)	6,020	735.4	(184.8)

     Operating Revenues

     We generate revenue from:

•	customer usage charges, which include charges for incoming and outgoing calls, roaming charges, Internet access through wireless application protocols and prepaid card charges;

•	interconnection charges, which are amounts we charge other cellular and fixed-line service providers for the use of our network in order to complete calls originated outside our network;

•	monthly subscription charges, which we charge exclusively to our contract plan customers;

•	sale of cellular handsets and accessories; and

•	other service charges, including charges for call forwarding, call waiting, call blocking and SMS, which are charged only when the customer’s plan does not include these services for free.

     The composition of our operating revenues has been affected by the shift toward prepaid services (which generate usage charges and interconnection charges but do not generate monthly subscription charges, and which have attracted lower income customers to our services). The number of subscribers at year-end increased 15.7% to 1,126 thousand at December 31,2003 from 973 thousand subscribers at December 31, 2002, which in turn represented an increase of 18.4% from 822 thousand subscribers at December 31, 2001. Interconnection tariffs increased by 10.0% in February 2002 and 22.0% since February 2003. Anatel authorizes cellular operators to increase tariffs based upon the prior 12-month period’s cumulative inflation, measured by the IGP variation from February to January of each year.

     As of July 6, 2003, cellular telecommunications operators in Brazil were required by the SMP rules to implement long distance Carrier Selection Codes (Códigos de Seleção de Prestadora, or CSP) used by customers to choose their carrier for domestic long distance services (VC2 and VC3) and international cellular calls. As a result, Tele Leste no longer receives revenues from VC2 or VC3 calls and international.

     Additionally, in accordance with Anatel regulations, “Bill & Keep” rules were adopted for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between them. However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the local traffic between the two providers, the SMP provider who originates the higher traffic must pay the other provider the local usage tariff for the portion of the traffic that exceeds 55%.

     The composition of operating revenues by category of services is presented in our consolidated financial statements and discussed below. We do not determine net operating revenues on a net basis (i.e. after deduction of taxes) or allocate cost, by category of service.

     The following table sets forth certain components of our operating revenues, as well as the percentage change of each from the prior year, for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,			Percentage Change
	2003	2002	2001	2003-2002	2002-2001
	(thousands of reais)
Usage charges	276,958	269,036	241.881	2.9	11.2
Monthly subscription charges	38,412	40,278	35,026	(4.6)	15.0
Interconnection charges	181,097	179,849	169,325	0.7	6.2
Other	17,394	12,947	10.920	34.3	18.6

Gross revenue from services	513,861	502,110	57,152	2.3	9.8
Handsets and accessories sales	106,441	86,477	47,114	23.1	83.5

Gross revenue	620,302	588,587	504,266	5.4	16.7
Value-added and other indirect taxes	(119,436)	(112,259)	(90,922)	6.4	23.5

Discounts granted and return of goods	(59,599)	(44,933)	(27,212)	32.6	65.1

Net operating revenues	441,267	431,395	386,132	2.3	11.7

     Net operating revenue increased 2.3% to R$441.3 million in 2003 from R$431.4 million in 2002, which in turn represented an 11.7% increase from R$386.1 million in 2001. The tariff increase in 2003 was principally due to a 5.9% increase in local outgoing traffic; an increase of 16.4% in our customer base, which resulted in an increase in usage charges; a 23.1% increase in sales of cellular handsets and accessories; and a 34.3% increase in revenues from other services, mainly due to campaigns addressed to users of SMS (Short Message Service), WAP and 1xRTT services. The increase in net operating revenues in 2002 was principally due to an increase of 18.4% in our customer base, an increase in usage charges due to tariff increases; an increase in revenues from products sold due to an increase in penetration and marketing campaigns to attract new customers; and an increase in network usage charges resulting from incoming calls, mainly due to the growth of the prepaid customer base and an increase in rates charged to other companies.

     The increases in 2003 and 2002 were partially offset by lower average monthly revenues per customer. The average number of customers, calculated as the number of customers at the beginning of the year plus the number of customers at the end of the year, divided by two, increased 16.9% to 1,049 thousand customers in 2003 from 897 thousand customers in 2002, representing in turn a 19.9% increase from 748 thousand customers in 2001. Average monthly net revenues from services per customer decreased principally as a result of an increasing penetration into lower income customer segments; the introduction of new service plans directed at customers with lower monthly subscription charges; and an increase in the percentage of prepaid customers in relation to total customers as a result of new customers acquired and customers switching from contract plans to prepaid plans.

     Usage charges. Usage charges increased 2.9% to R$277.0 million in 2003, from R$269.0 million in 2002, which in turn represented a 11.2% increase from R$241.9 million in 2001. The increase in revenues from customer usage charges in 2003 and in 2002 resulted principally from higher usage of our services due to the increase in our customer base. Beginning in July 2003, this increase was partially offset by the impact of the new rules relating to the long distance Carrier Selection Code described above. The increase in revenues from customer usage charges in 2002, compared to 2001, resulted principally from higher usage of our services due to the increase in our customer base and launching of new plans.

     Monthly subscription charges. Revenues from monthly subscription charges decreased 4.6% to R$38.4 million in 2003, from R$40.3 million in 2002, which in turn represented a 15% increase from R$35.0 million in 2001. The decrease in 2003 and 2002 resulted mainly from contract plan customers switching to service plans with lower monthly subscription fees, which was partially offset by the increase of the monthly subscription fees charged to the contract plan customers.

     Interconnection charges. Our revenues from network usage charges increased 0.7% to R$181.1 million in 2003, from R$179.8 million in 2002, which in turn represented a 6.2% increase from R$169.3 million in 2001. The increases in network usage revenues in 2003 and 2002 reflected the increase in our average interconnection charges, which were higher due to rate increases, partially offset by a reduction in the incoming calling traffic, despite the increase in our customer base of prepaid customers.

     Other. Revenues from other services increased 34.3% to R$17.4 million in 2003, from R$12.9 million in 2002, which in turn represented a 18.6% increase from R$10.9 million in 2001. The increase in revenues from other services in 2003 and 2002 resulted mainly from greater utilization of supplementary services, such as caller identification, data transmission, SMS services, voicemail, and other services aimed principally at corporate customers .

     Handsets and accessories sales. Revenues from products sold (cellular handsets and acessories) increased 23.1% to R$106.4 million in 2003, from R$86.5 million in 2002, which in turn represented an 83.5% increase from R$47.1 million in 2001. Revenues from handsets sales increased in 2003 and 2002 as a result of the increase in handset sale prices, with the purpose of minimizing the impact of the increase in costs of handsets sold, as well as of the increase in the quantity of more sophisticated handsets sold in comparison with the previous year. Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic, as opposed to generating profits on the sales, and we therefore subsidize portions of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average, profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales minus the cost of goods sold) of approximately R$19.5 million, R$7.9 million and R$4.8 million on handsets sales in 2003, 2002 and 2001, respectively.

     Value-added and other indirect taxes. Value-added taxes and other indirect taxes on operating revenues were 19.3% of our gross operating revenues in 2003, 19.1% in 2002 and 18.0% in 2001. Value-added taxes and other indirect taxes increased 6.4% to R$119.4 million in 2003, from R$112.3 million in 2002, which in turn represented a 23.5% increase from R$90.9 million in 2001. The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues. As the interconnection charges are not subject to ICMS, the increase in our interconnection charges as a result of the increased use of prepaid plans tends to reduce our effective tax rate. The increases in 2003 and in 2002 reflected the change in the composition of our gross operating revenues, not all of which have been subject to value-added and other indirect taxes over the entire period. See “Item 4B. Business Overview — Taxes on Telecommunications Services and Handset Sales”.

     Discounts granted and return of goods. Discounts granted and return of goods increased 32.6% to R$ 59.6 million in 2003, from R$ 44.9 million in 2002, which in turn represented an 65.1% increase from R$ 27.2 million in 2001. Discounts granted vary depending on how competitive the company intends to be.

     Cost of Services and Goods

     The following table sets forth the components of our costs of services and goods sold, as well as the percentage change of each from the prior year, for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,			Percentage Change
	2003	2002	2001	2003-2002	2002-2001
	(in thousands of reais)
Depreciation	(90,801)	(79,613)	(70,084)	14.1	13.6
Personnel	(4,499)	(3,512)	(3,286)	28.1	6.9
Materials and services	(12,423)	(13,127)	(7,673)	(5.4)	71.1
Rental and insurance costs	(9,596)	(17,550)	(17,181)	(45.3)	2.1
Fixed-line network expenses	(20,016)	(19,540)	(18,269)	2.4	7.0
Interconnection	(38,767)	(42,593)	(37,390)	(9.0)	13.9
Taxes	(16,849)	(16,674)	(17,779)	1.0	(6.2)

Cost of services	(192,951)	(192,609)	(171,662)	0.2	12.2
Costs of goods sold	(62,913)	(48,520)	(30,451)	29.7	59.3
Other	(395)	(233)	(229)	69.5	1.7

Cost of services and goods sold	(256,259)	(241,362)	(202,342)	6.2	19.3

     Cost of services and goods sold increased 6.2% to R$256.3 million in 2003, from R$241.4 million in 2002, which in turn represented a 19.3% increase from R$202.3 million in 2001. The increase in 2003 was principally due to a 29.7% increase in the cost of goods sold; a 14.1% increase in depreciation and amortization; and a 28.1% increase in Tele Leste’s cost of personnel. The increase in 2002 was principally due to an increase in the cost of goods sold; and an increase in depreciation expense and in network usage charges, as a result of the increase in the interconnection charges paid to other cellular service and fixed-line providers. The gross profit margin (gross profit as a percentage of net revenues) was 58.1% in 2003, compared to 55.9% in 2002, and 52.4% in 2001.

     Depreciation. Depreciation and amortization expenses increased 14.1% to R$90.8 million in 2003, from R$79.6 million in 2002, which in turn represented a 13.6% increase from R$70.1 million in 2001. The increases in 2003 and 2002 were due primarily to the expansion of our network and supporting systems, resulting in an increase in depreciable assets.

     Personnel. Personnel expenses increased 28.1% to R$4.5 million in 2003, from R$3.5 million in 2002, which in turn reflected a 6.9% increase from R$3.3 million in 2001. The personnel cost increase in 2003 principally derived from the contract signed in December 2003, retroactive to November 1st, established a linear increase of 7.5% in salaries in line with inflation. Furthermore, the cost of personnel item was impacted by end-year bonus payments. The personnel cost increase in 2002 principally derived from salary increases prescribed by our union contract.

     Materials and services. Materials and services include costs of materials purchased from, and services rendered by third parties and other telecommunications service providers, such as network maintenance services, and cost of other services, in particular, the cost of electric power. Cost of materials and services decreased by 5.4% to R$12.4 million in 2003, from R$13.1 million in 2002, which in turn represented a 71.1% increase from R$7.7 million in 2001. The decrease in 2003 was due primarily to costs we incurred in connection with the expansion of our network, partially offset by a decrease in the costs of third-party materials and services. The increase in 2002 was due primarily to the increase in the cost of energy as a result of increases in electric power rates and expansion of our cellular network and outsourced services related to platform and equipment maintenance, due to the end of the warranty period of some of our equipment.

     Rental and insurance costs. Rental and insurance include equipment rental, insurance and other costs of providing our services. Rental and insurance costs decreased by 45.3% to R$9.6 million in 2003, from R$17.6 million in 2002, which in turn represented a 2.1% increase from R$17.2 million in 2001. The decrease in 2003 reflects the reduction in the number of rented sites, due to the company’s decision to reduce its dependence on the rental of base station sites. The increase in 2002 was principally due to rent increases resulting from inflationary adjustments, partially offset by a 1.1% reduction in the number of base stations sites.

     Fixed-line network expenses. Fixed-line network expenses represent lease payments to Telemar, the fixed-line service provider in our Region, for use of circuits between our base stations, cellular sites and switching centers, and between our network and the networks of Telemar and Embratel, the long distance service provider. Such expenses increased by 2.4% to R$20.0 million in 2003, from R$19.5 million in 2002, which in turn represented a 7.0% increase from R$18.3 million in 2001. The increase of our fixed-line network expenses in 2003 resulted principally from the increase in the number of circuits leased. The increase in 2002 was also due to inflation adjustments applicable to the lease rates.

     Interconnections. Expenses from network usage charges include fees we paid to other telecommunications service providers for the use of their network to complete local, long distance and international calls originating in our network. Network usage charges decreased 9.0% to R$38.8 million in 2003, from R$42.6 million in 2002, which in turn represented a 13.9% increase from R$37.4 million in 2001. The decrease in 2003 resulted from the usage of other networks by our subscribers despite an overall increase in traffic on our network. The increase in 2002 resulted principally from an increase in the interconnection rates and an increase in the number of minutes of outgoing calls from our network, as a result of an increase in the number of calls originated by users of our plans.

     Taxes. Taxes increased 12.5% to R$ 18.8 million in 2003, from R$ 16.7 million in 2002, which in turn represented a 6.2% decrease from R$17.8 million in 2001. The increase in 2003 was principally due to the expansion of our customer base. The decrease in 2002 was principally due to the reduction in the amount of FISTEL tax due to the change in the assessment of this tax.

     Cost of goods sold. The cost of handsets sold increased 29.7% to R$62.9 million in 2003, from R$48.5 million in 2002, which in turn represented a 59.3% increase from R$30.5 million in 2001. The increase in 2003 was principally due to an increase in the sales of more sophisticated handsets. The increase in 2002 was mainly due to the higher volume of handsets sold, together with higher handset costs due to the devaluation of the real and to changes in the mix of handsets sold, with an increase in the number of more sophisticated handsets sold.

     Operating Expenses

     The following table sets forth certain components of our operating expenses, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2003.

	Year ended December 31,			Percentage Change
	2003	2002	2001	2003-2002	2002-2001
	(in thousands of reais)
Selling expense	(145,010)	(116,404)	(97,766)	24.6	19.1
General and administrative expense	(52,345)	(49,616)	(55,405)	5.5	(10.4)
Other net operating income (expense)	(122)	4,968	2,559	(102.5)	94.1

Operating expenses	(197,477)	(161,052)	(150,612)	22.6	6.9

     Operating expenses increased 22.6% to R$197.5 million in 2003, from R$161.1 million in 2002, which in turn represented a 6.9% increase from R$150.6 million in 2001. The increase in 2003 resulted mainly from a 24.6% increase in selling expenses, as well as a 5.5% increase in general and administrative expenses. The increase in 2002 resulted mainly from a 19.1% increase in selling expenses.

     Selling expense. Selling expenses increased 24.6% to R$145.0 million in 2003, from R$116.4 million in 2002, which in turn represented a 19.1% increase from R$97.8 million in 2001. The increase in 2003 was due principally to a R$17.6 million increase in outsorced services and a R$16.2 million increase in depreciation. The increase in 2002 was a result of a R$56.0 million increase in outsorced services, as well as an increase in commissions, due to higher subsidies and marketing campaigns to respond to higher competition during the second half of 2002, following the entry of a new competitor.

     Provisions for the allowance for doubtful accounts and network usage charges, included in our selling expenses, decreased 12.1% to R$11.7 million in 2003, from R$13.3 million in 2002, which in turn represented a 0.9% increase from R$13.2 million in 2001. The decrease in 2003 and the stabilization in 2002 were primarily due to the improvement of the credit quality of new contract plan customers as a result of the development of better credit risk analysis, and the migration of lower-income customers to prepaid service plans.

     General and administrative expenses. General and administrative expenses increased 5.5% to R$52.3 million in 2003, from R$49.6 million in 2002, which in turn represented a 10.4% decrease from R$55.4 million in 2001. The increase in 2003 resulted mainly from a R$3.9 million increase in depreciation, related to the apportionment of corporate costs. The decrease in 2002 resulted mainly from a decrease in personnel, due to dismissals of employees.

     Other net operating income (expense). Other net operating income (expense) decreased 102.5% to an expense of R$0.1 million in 2003, from other net operating income of R$4.9 million in 2002, which in turn represented a 94.1% increase from other net operating income of R$2.6 million in 2001. The increase in 2003, compared to 2002, resulted mainly from a R$3.0 million increase in taxes other than income taxes and from a R$ 0.7 million increase in provision for contingencies. The increase in 2002, compared to 2001, resulted mainly from the increase in fines and expenses recovered and the decrease in taxes and income taxes and in the provisions for contingencies. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Matters.”

     Net Financial Expense

     The following table sets forth certain components of our net financial expenses, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2003.

	Year ended December 31,			% Change
	2003	2002	2001	2003-2002	2002-2001
	(in thousands of reais)
Financial income	8,124	2,183	11,529	272.1	(81.1)
Exchange gains and losses	68,374	(157,319)	(64.587)	(143.5)	143.6
Gains on foreign currency derivative contracts	(91,838)	139,926	56,668	(165.6)	146.9
Other, net	5,085	5,162	—	(1.5)	—
Financial expenses	(20,031)	(22,763)	(27,721)	(12.0)	(17.9)

	(30,286)	(32,811)	(24,111)	(7.7)	36.1

     Net financial expense reflects, among others, the net effect of interest income and expense, and the net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See Note 8 to our consolidated financial statements.

     Our net financial expenses decreased by 7.7% in 2003 to R$30.3 million, from R$32.8 million in 2002, mainly due to a R$225.7 million increase in the exchange gain stemming from the Brazilian real appreciation in 2003. In 2002, net financial expenses increased by 36.1% to R$32.8 million, from R$24.1 million in 2001, mainly as a result of an increase in expenses due to foreign exchange variation caused by the Brazilian currency devaluation, partially offset by an increase in income from derivative contracts and by lower interest expenses. In 2003, we had a R$231.7 million decrease in loss from derivative transactions. We had an R$83.3 million increase in gains from derivative transactions in 2002.

     Income and Social Contribution Taxes

     We recorded an income and social contribution tax benefit in the amount of R$0.8 million in 2003, a 132.7% increase from the tax benefit of R$0.3 million in 2002, which in turn represented a decrease of 113.0%, when compared to income tax expense in the amount of R$2,5 million in 2001. The effective rate was approximately 1.7% in 2003, 6.0% in 2002 and 29.2% in 2001. See Note 10 to our consolidated financial statements.

     B. Liquidity and Capital Resources

     Sources of Funds

     We generated cash flow from operations of R$126.2 million, R$204.8 million and R$151.6 million in 2003, 2002 and 2001, respectively. See our consolidated statements of cash flows.

     We had R$153.7 million of long-term loans and financing as of December 31, 2003. Our R$68.6 million in short-term loans and financing as of December 31, 2003 consisted primarily of funding from financial institutions applied to long lived assets. At December 31, 2003, we had a working capital deficit (current liabilities minus current assets) of R$49.4 million, attributable primarily to: (i) an increase of R$38.0 million in trade accounts payable; (ii) a R$21.8 million decrease in cash and cash equivalents; and (iii) an increase of R$ 24.2 million in hedging operations.

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

     We believe that our available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures and other operating needs.

     Uses of Funds

     Our principal uses of funds are for capital expenditures, servicing our debt, and payments of dividends to shareholders. Acquisition of property, plant and equipment used funds in the amount of R$70.2 million, R$76.7 million, and R$116.0 million, in 2003, 2002, and 2001, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$0.04 million, R$12.2 million, and R$0.8 million, in 2003, 2002, and 2001, respectively. Payment of debt consumed cash flows of R$82.1 million, R$78.8 million, and R$134.4 million, in 2003, 2002 and 2001, respectively.

     Capital Expenditures

     Capital Expenditures. The following table shows our capital expenditures for property, plant and equipment in 2003, 2002 and 2001.

	Year ended December 31,
	2003	2002	2001
	(in millions of reais)
Automatic switching equipment	12.2	4.8	8.0
Other equipment	16.5	16.3	35.4
Real estate	0.1	5.4	10.0
Information technology	8.5	8.1	21.6
Other assets(1) (2)	32.8	42.0	41.0

Total capital expenditures	70.2	76.7	116.0

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

(2)	In 2003, “Other assets” are composed by: fixed apparels for rent (R$12.8 million), capitalized millstone (R$2.9 million), JOA (R$1.1 million), I Project TIDE (R$ 1.1 million), stores (R$ 0.2 million), and others (R$ 14.7 million).

     We made capital expenditures of R$70.2 million, R$76.7 million and R$116.0 million in 2003, 2002, and 2001, respectively. These expenditures related primarily to improvements and expansion of the capacity of the services we currently offer, as well as to the provision of new services. The year of 2003 was also marked by investments related to the necessary adjustments in order to transfer our services to the SMP system and to the implementation of a new network with CDMA (1XRTT) technology. See “Item 4A. Our History and Development—Capital Expenditures.”

     We have budgeted approximately R$82.5 million for 2004 capital expenditures, mainly for investments in network expansion, introduction of new products and services that will make customers’ lives easier and maximize the use of cellular telephony, besides improving the quality of our services. Our management expects to finance 2004 capital expenditures principally with cash generated from operations.

     Payments of Dividends to Shareholders

     See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Payment of Dividends”.

     Debt

     As of December 31, 2003, Tele Leste’s total debt position was as follows:

Amount Outstanding
as of December 31,
Debt	2003
(R$ millions)
Loans with financial institutions	222.2

Total long-term debt, excluding the short-term portion	153.6

Short-term debt	68.6

Total debt	222.2

     As of December 31, 2003, Tele Leste’s total debt was R$222.2 million, all of which was denominated in U.S. dollars, and therefore exposed to currency fluctuations. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions for the total amount of R$222.2 million. In 2003, our derivatives positions produced a loss of R$91.8 million, which was largely offset by R$68.4 million of exchange gain from our foreign currency-denominated debt. In 2002, our derivatives positions produced a gain of R$139.9 million, which was offset by R$157.3 million of exchange loss on our foreign currency-denominated debt.

     Our indebtedness consisted of loans from financial institutions and equipment financing, 87% of which bore interest at floating rates and 13% at fixed rates. Our R$68.6 million of short-term indebtedness at December 31, 2003 primarily consisted of working capital funding from financial institutions. We have no committed lines of credit or other credit commitments available to us. See Note 23 to our Consolidated Financial Statements.

     Some of the debt agreements of Tele Leste and its subsidiaries contain restrictive covenants. Financial ratios involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt to capital ratios. As of December 31, 2003 and 2002, we are in compliance with all of them.

C.	Research and Development

Our aggregate expenditures on research and development were R$0.7 million in 2003 and R$0.4 million in 2001. We did not make any contributions or incur any expenses relating to research and development during 2002.

D.	Trend Information

A significant growth in cellular telephony is expected to exceed Brazil’s economic growth once again in 2004. In 2004, the maintenance of fierce competition is expected, as a result of the entry of new competitors, accelerating consolidation of national coverage and continuing efforts towards improving network technology.

E.	Off-balance sheet arrangements

We do not have any off-balance sheet financing. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F.	Tabular disclosure of contractual obligation

     The following table represents our contractual obligations and commercial commitments as of December 31, 2003:

	Payments due by period in thousands of reais
		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years
Contractual obligations:
Long-term debt	222,237	68,582		2,030	151,625
Capital lease obligations	—	—	—	—	—
Operating leases	12,288	1,686	10,504	98
Unconditional purchase obligations	10,530	10,530	—	—	—
Other long-term obligations (1)	—	—	—	—	—

Total contractual cash obligations	245,055	80,798	10,504	2,128	151,625

(1)	Contracted long-term suppliers or contracted short-term suppliers with penalties for early termination.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

     Our administration consists of a board of directors and a board of executive officers. Our shareholders elect the members of the board of directors. The board of directors must have between eight and 12 members, each serving three-year terms. The board currently consists of 12 members. The terms of the current members of the board of directors will expire in March 2006. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

     The following are the current members of our board of directors and their respective positions.

Name	Position	Date Elected
Felix Pablo Ivorra Cano	Chairman	March 24, 2003
Iriarte José Araújo Esteves	Vice Chairman	March 24, 2003
Fernando Xavier Ferreira	Director	March 24, 2003
Antonio Viana Baptista	Director	March 24, 2003
Ernesto Lopez Mozo	Director	March 24, 2003
Ignacio Aller Malo	Director	March 24, 2003
Zeinal Abedin M. Bava	Director	March 24, 2003
Carlos Manuel de Lucena e Vasconcellos Cruz	Director	March 24, 2003
Eduardo Perestrelo Correia de Matos	Director	March 24, 2003
Eduardo Carlos Gadelha de Faria	Director	March 24, 2003
Pedro Manuel Brandão Rodrigues	Director	July 11, 2003
Paulo Henrique de Almeida	Director	August 25, 2003

     Our directors will serve until the general shareholders’ meeting to be held in 2006. Set forth below are brief biographical descriptions of the directors.

     Félix Pablo Ivorra Cano, 58 years old, is the president of the board of directors and has been a member of the board of directors since February 1999. Mr. Ivorra currently is the president of the board of directors of Telefónica Móviles and serves on the board of directors of Telecomunicações de São Paulo S.A, Brasilcel N.V., Tele Leste Celular Participaçoes, S.A., Celular CRT Participaçoes, S.A., Tele Sudeste Celular Participaçoes, S.A., Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Telefónica Móviles SAC Perú,

Telefónica Móviles Perú Holding, S.A.A and MobiPay International, S.A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in telecommunication engineering from Escola Técnica Superior de Engenharia — ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas – ICADE, also in Madrid.

     Iriarte José Araújo Esteves, 54 years old, is currently the Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. since 1998; Chief Executive Officer of PT Móveis, SGPS, S.A. since 2000; Chairman of the Board of Directors of PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since February 2004; Chairman of the Board of Directors of PT Acessos de Internet WiFi, S.A. since January 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chairman of the Board of Directors of Telepac from 1991 until 1997; Vice-Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1992; Member of the Board of Directors of CTT from 1989 until 1992; Director-General of Telecommunications of CTT from 1986 until 1989; Deputy General Manager of Telecommunications of CTT from 1983 until 1986; Manager of the Telecommunications Business Planning Department of CTT from 1982 until 1983; Regional Telecommunications General Manager of CTT from 1981 until 1982. He holds a degree in electronic engineering from the Higher Education Technical Institute, Portugal.

     Fernando Xavier Ferreira, 55 years old, is currently the Chief Executive Officer of the Telefónica Group in Brazil and member among others of the Board of Directors of Telefónica Móviles, Brasilcel, N.V. Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participaçoes, S.A., Celular CRT Participações, S.A., Tele Centro Oeste Celular Participaçoes, S.A. and Telesp Celular Participações, S.A. During 1998, Mr. Ferreira served as a member of ANATEL. From 1995 to 1998, he was General Director of Telebrás and president of the board of directors of Embratel and Telesp S.A. Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987. He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro, Brazil.

     Antonio Viana-Baptista, 46 years old, is the Chairman and Chief Executive Officer of Telefónica Móviles since August 2002. He is member of the board of directors, the Delegate Committee and the Executive Committee of Telefónica S.A. He is also Chairman of Telefónica Móviles España, S.A. and member of the board of directors of Telefónica Internacional, S.A., Portugal Telecom SGPS, Brasilcel N.V., CTC Chile, Telefónica de Argentina, S.A. and Telecomunicações de São Paulo S.A. Until July 2002, he served as President of Telefónica Internacional and Executive President of Telefónica Latinoamerica. Before that he also served from 1991 until 1996, as Executive Director of BPI (Banco Portugues de Investimento). From 1985 until 1991 Mr. Viana-Baptista was Principal Partner of McKinsey & Co. in Madrid and Lisbon. He graduated from the Catholic University of Lisbon in 1980. He has a post-graduate degree in European Economy (1981) and an MBA, obtained with a mention of distinction from INSEAD.

     Ernesto Lopez Mozo, 40 years old, serves as Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A. Mr. Lopez is a member of the board of directors of Telefónica Móviles de España, S.A., Mobipay International, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V,

Telesp Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participaçoes, S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações, S.A. He was previously a senior manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. Lopez worked for five years at J.P. Morgan. He holds a degree in civil engineering from ETSICCP in Madrid and a master’s degree in business administration from the Wharton School.

     Ignacio Aller Malo, 59 years old, is a member of the board of directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participaçoes, S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações, S.A. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. by 2003 and has held several positions at Telefónica de España since 1967.

     Zeinal Abedin Mahomed Bava, 38 years old, is currently the Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004, Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Telesp Celular Participações S.A. since April 10, 2001; Member of the Board of Directors of Tele Leste Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996. He holds a degree in electronic and electrical engineering from the University of London B.S.C.

     Carlos Manuel de Lucena e Vasconcellos Cruz, 46 years old, is currently the Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive

Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice president of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of “European Customer Service group” of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983. Mr. Cruz holds a degree in business from the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa or Higher Education Institute for Labor and Corporate Sciences), Portugal, and a post-graduate degree in management from D.S.E. (the German Foundation for International Development), Germany.

     Eduardo Perestrelo Correia de Matos, 55 years old, is currently the president of Portugal Telecom Brasil S.A. and a member of the board of directors of each of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A. From 1976 to 1987, Mr. Matos held various operational positions in the planning and control areas of CTT — Corrêios e Telecomunicações de Portugal S.A. and TLP-Telefones de Lisboa e Porto S.A. From 1987 to 1990 he was the secretary of state for external transportation and communications in Portugal. In addition, he served as president at Marconi S.G.P.S. Comunicações, S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996. Mr. Matos was also a member of the board of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. He holds a degree in economics from the Technical University of Lisbon, Portugal.

     Pedro Manuel Brandão Rodrigues, 53 years old, is currently a member of the board of directors and of the Executive Committe of PT Móveis, S.G.P.S., S.A. and of Telecomunicações Móveis Nacionais – TMN. He was ellected for the Assembly of the Republic in March 2002, and he is a member of the National Council of Education of Portugal since July 2000. Mr. Brandão was a member of the board of directors of several Portuguese corporations and, from 1993 to 2000, a member of the Executive Committee of Banco Mello and Banco Mello de Investimentos. He holds a doctoral degree in engineering from the University of Birmingham, England, a master degree in production process and management, and an engineering degree from the Instituto Superior Técnico.

     Paulo Henrique de Almeida, 42 years old, was the Chief Financial Officer of Centrais Elétricas do Rio Jordão S/A in 2002 and the Chief Financial Officer of Fundação Copel de Previdência e Assistência Social by December, 2003. He is currently also the managing partner of Lomax Consultoria, Administração e Participação. Mr. Almeida holds a degree in economics from the Federal University of Paraná, a post-graduate degree in Business Administration from Fundação Getúlio Vargas – SP, and a post-graduate degree in Economic Theory from the Federal University of Paraná.

     Eduardo Carlos Gadelha de Faria, 46 years old, is currently also one of the founding partners of Voga Capital S/C Ltda., an independent alternative asset management company. From 1982 until 1986, Mr. Faria worked as a civil engineer at Sir William Halcrow & Partners Consulting Engineers, London. From 1987 until 1990, he was a financial consultant at Price Waterhouse Management Consultants, London, and, from 1990 until 1994, he served as an officer at Foreign & Colonial Emerging Markets, London. From 1994 until 1997, Mr. Faria was the chief of the sale division for foreign institutional customers at Banco Icatu, Rio de Janeiro and New York, and, from 1997 until 2001, he worked as a financial consultant for small and medium-sized companies in strategic planning, corporate governance and investor relations. Mr. Faria holds an engineering degree from the University of Surrey, England, and a master’s degree in finance from the City University Business School in London, England.

     In accordance with the shareholder ´s agreement between Portugal Telecom SGPS, S.A., PT Movéis SGPS, S.A. and Telefónica Móviles S.A., PT Movéis is responsible for the appointment of our Chief Executive Officer and Telefónica Móviles is responsible to appoint the Chief Financial Officer. PT Movéis and Telefónica Móviles appointed 10 (five each) of the 11 members of our Board of Directors.

Board of Executive Officers

     The board of executive officers consists of eight members, each elected by the board of directors for a term of three years. The chief executive officer is the chairman and, in his absence or temporary inability to perform his duties, he will be replaced by the vice president for finance, planning and control. In the case of a vacancy in any position in the board of executive officers, the respective replacement shall be appointed by the board of directors; in case of any inability, the chief executive officer shall choose a replacement for that officer among the remaining officers. One officer may be elected for more than one position on the board of executive officers, but the members of the board of executive officers cannot be elected to the board of directors. The board of directors may remove executive officers from office at any time.

     The following are the current executive officers and their respective positions.

Name	Position	Date appointed
Francisco José Azevedo Padinha	Chief Executive Officer	October 17, 2003

Fernando Abella Garcia (1)	Executive Vice President for Finance, Planning and Control and Investors Relations Officer	April 16, 2003

Paulo Cesar Pereira Teixeira	Executive Vice President for Operations	April 16, 2003

Luis Filipe Saraiva Castel-Branco de Avelar	Executive Vice President for Marketing and Innovation Executive Vice President for IT and Product and Service Engineering	June 12, 2003

Javier Rodríguez García	Executive Vice President for Technology and Networks	June 12, 2003

Guilherme Silvério Portela Santos	Executive Vice President for Customers	October 10, 2003

José Carlos de la Rosa Guardiola	Executive Vice President for Regulatory Matters and Institutional Relations	August 25, 2003

(1) Mr. Arcádio Luis Martinez Garcia was formally appointed for this position, but will be elected and take office as soon as he receives his permanent visa from the Brazilian authorities. For the time being, this position is being temporarily filled by Mr. Fernando Abella Garcia.

     Set forth below is a brief biographical description of our executive officers.

     Francisco José Azevedo Padinha, 57 years old, is currently the chief executive officer of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Telesp Celular Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; the chairman of the board of directors of each of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A., Megamedia Soluções Multimédia, S.A., PT Prime, SGPS, S.A., the vice chairman of the board of directors of PT Ventures S.A.; a member of the board of directors of PT Comunicações S.A.; and a member of the scientific committee of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A. He was also the chairman of the board of directors of Prymesys – Soluções Empresariais S.A. From 1989 until 1992, Mr. Padinha was the manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A., and from1992 until 1994 he was the chairman of the board of directors of Telecom Portugal, S.A. From 2000 to 2001, Mr. Padinha was the chief executive officer of PT Prime SGPS, S.A., and from 1994 until 2002, he was a member of the board of directors of Portugal Telecom. He holds a telecommunications and electronic engineering degree from the Technical University of Lisbon, Portugal, a degree in corporate upper management from AESE/University of Navarra, Spain, and a master’s degree in innovation and technology management from the Sloan School of Management/MIT, United States.

     Fernando Abella Garcia, 41 years old, is currently the executive vice president for finance, planning and control of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. He

is also Investor Relations Officer of Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A. and Executive Vice President for IT and Product and Service Engineering of Tele Centro Oeste Celular Participações S/A; and a member of the board of directors of Telefónica Factoring do Brasil Ltda. From 1994 until 1997, Mr. Garcia worked as an external consultant for the Telefónica Group in several different areas. Since joining he Telefónica Group in 1997, he has served in different positions in the financial and strategic planning areas in Spain and Brazil. He was also a member of the board of directors of Telefónica Móviles S.A.C. in Peru, Telefónica Móvil S.A. in Chile, Telefónica Móviles El Salvador, S.A. de C.V. in El Salvador and Telefónica Centroamérica Guatemala, S.A. in Guatemala. Mr. Garcia holds a degree in business from the Faculty of Economic and Corporate Sciences at Valladolid, Spain, and master’s degree in business administration from the Corporate Institute of Madrid, Spain.

     Paulo Cesar Pereira Teixeira, 46 years old, is currently the executive vice president for operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From 1980 until 1987, Mr. Teixeira performed several different managerial duties in Companhia Riograndense de Telecomunicações S.A.-CRT and was also a member of the board of directors (1985-1986). In 1987 and 1988, he served at several different positions in Telebrás or in the companies of the Telebrás Group. Mr. Teixeira holds an electrical engineering degree from the Catholic University of Pelotas, Brazil.

     Luis Filipe Saraiva Castel-Branco de Avelar, 50 years old, is currently the executive vice president for IT and product and service engineering of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. In 1989, 1991 and 1993, Mr. Avelar was respectively the corporate accounts director of Telefones de Lisboa e Porto, an expert in telecommunications services for the European Commission (DG XIII, Telecom Policy Unit) and a strategic planning director at Comunicações Nacionais. From 1993 to 1998 he was a consultant in privatization and regulation projects for the World Bank, the European Bank for Reconstruction and Development and the European Commission. From 1996 to 1998 he was a portfolio director of Portugal Telecom Group in the strategic marketing board of Portugal Telecom. From 1998 to 2000, Mr. Avelar was a special consultant to the president of Telesp Celular Participações S.A. for the areas of marketing, sales, strategy, regulation and special projects, and, from 2000 to 2001, he was a director at the internet and e-commerce business unit at the same company. He holds an electrical-technical engineering degree (specialized in telecommunications and electronics) from the Lisbon Higher Education Technical Institute.

     Javier Rodríguez García, 47 years old, is currently executive vice president for technology and networks of each Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From 1986 until 1988, Mr. García worked at INDELEC – Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A., as the person responsible for the project, installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunication system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2002 he was the network manager of Telerj Celular S.A. and Telest Celular S.A. He holds a degree in technical telecommunications engineering from the Technical University of Madrid, Spain.

     Guilherme Silvério Portela Santos, 38 years old, is currently the executive vice president for customers of each of Tele Sudeste Celular Participações S.A., Tele Leste Cvelular Participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; and an executive manager at PT Móveis, SGPS, S.A. From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo’98, S.A. He was also a coordination officer at Companhia de Seguros Tranquilidade. Mr. Santos holds a civil engineering degree from the Higher Education Technical Institute, Portugal, and a master’s degree from INSEAD, France.

     José Carlos de la Rosa Guardiola, 56 years old, is currently the executive vice president for regulatory matters and institutional relations of each of Telesp Celular Participações S.A., Tele Leste Celular Participações S/A, Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From November 1998 until February 2002, Mr. Guardiola was engaged in the Regulation and Operations Departments of these companies, and occupied the function of vice president of Operations responsible for the commercial, administrative and operations activities of each of Telebahia Celular S.A. and Telergipe Celular S.A. He is also member of the board of directors of Saint Gobain, France, National Semiconductors, USA end NEC Eletronics, Japan. He holds a degree in telecommunications engineering from Universidad Politecnica de Madrid, Spain.

Board of Auditors (Conselho Fiscal)

     We have a permanent board of auditors that consists of a minimum of three and a maximum of five members. They are elected annually at the annual general shareholders’ meeting. The board currently consists of five members.

     The board of auditors is responsible for overseeing our management. Its main duties are:

•	to review and provide an opinion on the annual report of our management,

•	to review and approve the proposals of the management bodies to be submitted to the shareholders’ meeting regarding changes to share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-up, and

•	to review and approve the financial statements for the fiscal year.

     The Board of Auditors holds regular meetings every three months and special meetings when called by the President or by any member of the Board of Auditors.

     The following are the current members of our board of auditors and their alternates:

Name	Position	Date Appointed
Gustavo Lessa Campos Netto(1)	Member	March 22, 2004
Luiz Alberto de Castro Falleiros(2)	Member	March 22, 2004
Wolney Querino Schüler Carvalho(3)	Member	March 22, 2004
João Luís Tenreiro Barroso(3)	Member	March 22, 2004
Cleuton Augusto Alves(3)	Member	March 22, 2004
Fábio Anderaos de Araújo(1)	Alternate	March 22, 2004
Luciano Carvalho Ventura(2)	Alternate	March 22, 2004
Oswaldo Vieira Luz(3)	Alternate	March 22, 2004
José Guilherme Feijão Queiroz de Ataíde(3)	Alternate	March 22, 2004
José Alberto Bettencourt da Câmara Graça(3)	Alternate	March 22, 2004

(1)	Appointed by our common minority shareholders.

(2)	Appointed by our preferred shareholders.

(3)	Appointed by our controlling shareholder.

B. Compensation

     For the year ended December 31, 2003, we paid to our directors and executive officers, as compensation, an aggregate amount of R$0.4 million. This amount includes performance remuneration and profit sharing arrangements applicable to all employees. Furthermore, the members of our board of executive officers are eligible to participate in the same complementary retirement pension plan available to our employees.

     We did not set aside or accrue any amounts for, and our officers and directors did not receive any pension, retirement or similar form of compensation.

C. Board Practices

     Our board of directors’ duties and responsibilities are set forth by Brazilian law and our by-laws.

     Our board of directors is comprised of four members, all shareholders, each serving a three-year term. Our directors are elected by our shareholders at the annual general shareholders’ meeting. There are no service contracts between us or our subsidiaries and any of our directors that provide for benefits upon termination of employment. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

     For more detailed information, see “Directors and Senior Management,” “Board of Executive Officers”, and “Board of Auditors,” above.

D. Employees

     At December 31, 2003, we had 385 full-time employees and 7 temporary employees.

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	December 31,
	2003	2002	2001
Total number of employees (including trainees)	385	531	570
Number by category of activity:
Technical and operations area	100	130	145
Sales and marketing	122	161	168
Finance and administrative support	79	100	108
Customer service	84	140	149

     Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações no Estado da Bahia (SINTEL-BA) and by the Sindicato dos Trabalhadores em Empresas de Telecomunicações no Estado de Sergipe (SINTEL-SE). We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include a salary and benefit increase of 7.5% effective as of December 31, 2003.

     Our management considers the relations between our work force and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

     Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force expire on October 31, 2004.

     Our employees also have the right to participate in private pension plans and to receive payments based on our financial performance. The amount of the payment is determined under an agreement between the unions representing our employees and us.

E.	Share Ownership

     As of December 31, 2002, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

     Of our two classes of capital stock outstanding, only the common shares have full voting rights. None of the principal shareholders have voting rights that differ from those of the other holders of the common shares and preferred shares. The preferred shares have voting rights under limited circumstances. See “Item 10. Additional Information—Memorandum and Articles of Association.”

     The following table sets forth information concerning the ownership of common shares by Iberoleste (wholly controlled by Brasilcel), Brasilcel Tagilo Participações Ltda. (an equity investment company wholly controlled by Brasilcel), Utilitivest II Delaware LLC (a private institutional fund), BNDES Participações S.A. (a venture capital fund, controlled by Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, the Brazilian Development Bank) and our officers and directors as a group, at May 31, 2004:

	Number of	Percentage of	Number of	Percentage of
	common shares	outstanding	preferred shares	outstanding
Name of owner	owned	common shares	owned	preferred shares
Iberoleste Participações S.A.	90,432,403,486	54.07	15,699,537,789	5.01%
Brasilcel, N.V.	5,265,273,319	3.14%	10,934,219,376	3.49%
Tagilo Participações Ltda.	2,389,494,491	1.43%	9,190,099,460	2.93%
Utilitivest II Delaware LLC	15,028,378,570	8.99%	—	0.00%
BNDES Participações S.A.	1,252,230,576	0.75%	19,058,384,218	6.08%
All directors and executive officers as a group (12 persons)	70,262	0.00%	800	0.00%

     Any significant change in the percentage ownership held by any major shareholders during the past three years is disclosed in “Item 4A. Our History and Development.”

     We are not aware of any other shareholder owning more than 5.0% of our common shares. None of these shareholders have voting rights different from those of our other common shareholders.

     Brasilcel has the ability to control the election of our board of directors and the direction of our future operations. See also “Item 4A. Our History and Development—Brasilcel” and “—Iberoleste Tender Offer.”

     At May 31, 2004, there were approximately 74 record holders of ADSs in the United States, representing approximately 54% of our preferred shares. Brasilcel does not hold ADSs of TLE.

B.	Related Party Transactions

     Each of our subsidiaries has entered into a Consulting Service Agreement with Telefónica Móviles pursuant to which it receives marketing, technical and business development advice. Under the Consulting Services Agreements, the subsidiaries are obligated to make annual payments to Telefónica Móviles of up to 2% of net operating revenues.

     We also carry on transactions with other companies controlled by Telefónica, such as network use and long distance (roaming) cellular communication agreements. The counterparties to these agreements are: Telerj Celular S.A. and Telest Celular S.A. (both together, as Telesudeste, reported revenues of R$ 0.1 million, R$4.0 million, and R$2.8 million, respectively in 2003, 2002 and 2001); Telesp (R$ 16.2 million, R$0.02 million of revenues in 2003 and 2002 and R$0.3 million of expenses in 2001); Celular CRT S.A. (R$0.02 million expenses in 2003 and R$0.4 million and R$0.4 million in revenues in 2002 and 2001); Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular, Telems Celular, Telecom Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular, NBT (all together, as TCP, reported R$0.4 million in revenues in 2003 and R$0.07 million in expenses in 2002). The transactions relating to roaming agreements are based on contracts entered into prior to the Break-up of Telebrás, between Telebrás and each relevant Predecessor Company. The terms of these agreements and of the ones for network use are regulated by Anatel.

     The following services are rendered by companies controlled by Portugal Telecom and Telefónica:

•	apportionment of general and administrative expenses with carriers of the same group according to the costs actually incurred with these services (R$5.7 million in expenses in 2003);

•	corporate services centralized at Telerj Celular S.A. (R$5.0 million, R$4.9 million in expenses in 2002 and 2001 respectively) and Telefónica Gestão de Serviços Compartilhados do Brasil Ltda., transferred to other companies at costs effectively incurred;

•	call center services rendered by Atento Brasil S.A. to users of telecommunications services of subsidiaries, (R$11.8 million , R$ 8.9 million and R$7.4 million expenses respectively 2003, 2002 and 2001);

•	implementation and maintenance of profitability and cost control system by Telefónica Móbile Solution; and

•	services of implementation of facilities’ security system rendered by Telefónica Engenharia.

     We have engaged in a number of other transactions with related parties. See note 27 to our consolidated financial statements.

C.	Interests of Experts and Counsel

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

     The theories on which the lawsuits regarding the Breakup of Telebrás are based include:

•	that the Brazilian constitution requires that the General Telecommunications Law specifically authorize the creation of the 12 New Holding Companies,

•	that the Telebrás shareholders’ meeting held on May 22, 1998 which approved the Breakup of Telebrás was not properly convened,

•	that national sovereignty will be threatened if Brazil’s telecommunications companies are controlled by foreign entities, and

•	that the General Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup of Telebrás either by an executive order of the President or by an act of Congress.

     If any of these lawsuits ultimately succeeds, the Breakup of Telebrás will have to be reinitiated. This could require, depending upon the prevailing plaintiff’s theory, one or both of the following actions:

•	amending the Telecommunications Law; and

•	reconvening the May 22, 1998 Telebrás shareholders’ meeting.

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

     Litigation Related to the Validity of the Minutes in the Prepaid Plans

     We are defendant in various lawsuits brought by the federal public prosecutor’s office and an association for consumers’ protection which challenge the imposition of an expiration date for the use of purchased prepaid minutes. The plaintiffs allege that any prepaid minutes should not have a time limitation for usage.

     Based on external counsel’s opinion, we do not believe that it will be resolved against our interests.

     Tax-Related

     Litigation Related to the Application of the ICMS

     In June, 1998, the CONFAZ (Conselho Nacional de Politica Fazendaria) agreed to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application to such activation fees retroactive for the five years preceding June 30, 1998.

     Telebahia Celular was assessed by the tax authorities for lack of payment of the ICMS tax on activation fees, retroactive to February 1998, at the amount of R$9.5 million.

     We believe that the extension of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services and because new taxes can not be applied retroactively.

     Litigation Related to the Application of the COFINS and PIS

     On November 27, 1998, the method for calculating the PIS and COFINS social contributions was modified by Law no. 9,718, which increased the COFINS contribution rate from 2% to 3% and authorized the deduction of up to 1/3 of the amount due as COFINS from the amount due as CSLL. Since our subsidiaries had a negative tax calculation basis, they could not benefit from this deduction. Also, Law no. 9,718 indirectly increased the amounts of COFINS and PIS due by the subsidiaries by including financial revenues in their calculation basis.

     Based on our external counsel’s advice, we believe that this increase is unconstitutional because: (i) article 195 of the Brazilian constitution, which was effective when Law no. 9,718 was enacted, provided that the PIS contribution could only be levied on compensation of employees, revenues and profits; (ii) in order to increase the COFINS and PIS contributions, it would be necessary to enact a law called lei complementar, which requires a greater quorum than the one required to approve a law called lei ordinária, such as law nr. 9,718; and (iii) the law was made effective before the expiration of the required 90-day waiting period.

     Telebahia Celular and Telergipe Celular obtained injunctions allowing them to continue paying the COFINS and PIS contributions based on telecommunications services and sales revenues and to continue paying the COFINS contribution at a 2% rate. However, the injunctions were partially reversed and, as a result: (i) Telebahia Celular resumed payment of the COFINS contribution at a 3% rate, including financial revenues in the basis; (ii) Telergipe Celular resumed payment of the COFINS contribution at a 3% rate, but it was allowed to continue paying it based on telecommunications services and sales revenues, having made a deposit with the Court with respect to the other revenues, and (iii) Telergipe Celular included financial revenues in the basis of the PIS.

     After December 2002 in the case of the PIS and December 2003 in the case of the COFINS, and due to the changes introduced by laws 10,637/02 and 10,833/03, both Telebahia and Telergipe included financial revenue in their calculation basis of PIS and COFINS.

     Litigation Related to ISS on “use of network”

     The municipality of Salvador, in the state of Bahia, filed administrative proceedings against Telebahia Celular in order to collect amounts allegedly due as Imposto sobre serviços (ISS). The municipality claims that the payments received in consideration of the use of our network could be considered as remuneration under “a lease of a movable asset,” and that therefore these payments should be subject to the application of ISS. At December 2002, this claim amounted to R$39.7 million. Based on external counsel’s opinion, we believe that Telebahia Celular will be successful in these proceedings and accordingly we did not record a provision for them.

     Litigation Related to ISS on “tax substitution”

     Telebahia Celular was also assessed, by the municipality of Salvador, for lack of retention of the Imposto Sobre Servicos (ISS) on outside services. Based on the opinion of legal counsel, we believe that the chances of unfavorable outcome are probable in this case,; therefore we recorded a partial provision of R$1.9 million for losses at December 31, 2003.

     Litigation Related to different aspects of the ICMS

     Both Telergipe Celular and Telebahía Celular were assessed for the lack of full payment of the ICMS tax in 1998 and the lack of reversal of ICMS credits on acquisition of tangible assets and lease of handsets. The total claim amounted to R$6.8 million.

     Other Litigation

     We are also party to certain legal proceedings arising in the normal course of business. Our reserve amounts are sufficient to cover our estimated losses due to adverse legal judgments. We believe that adverse judgments arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy and Dividends

     We pay our shareholders both dividends and interest on shareholders’ equity, which is a form of distribution that is tax deductible in Brazil. The following table summarizes our history of payments of dividends and interest on shareholders’ equity for the years, 2003, 2002 and 2001. The table sets forth amounts in reais per thousand common shares and preferred shares and amounts in U.S. dollars per ADS translated into U.S. dollars at the prevailing selling rate for Brazilian currency into U.S. dollars in the commercial rate exchange market on each of the respective dates of payments.

Dividends plus interest on shareholders’ equity

	Year ended December 31,
	2003 (1)		2002 (1)		2001
	(R$ per	(U.S.$	(R$ per	(R$ per	(R$ per	(U.S.$
	share)	per ADS)	share)	share)	share)	per ADS)
Common	—	—	—	—	N/A	N/A
Preferred	—	—	—	—	0.03822	0.5997

(1)	We recorded losses in 2003 and 2002 and, therefore, no dividends or interests on shareholders ´ equity were paid for these years.

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

     Under Brazilian corporate law, a company is permitted to suspend the payment of the mandatory dividend in respect of its common and preferred shares if:

•	its board of directors, independent auditors and board of auditors report to the shareholders’ meeting that the distribution would be incompatible with the financial conditions of that company; and

•	the shareholders ratify this conclusion at the shareholders’ meeting. In this case,

•	the board of executive officers would forward to the CVM, within five days of the shareholders’ meeting, an explanation for the suspension of the payment of the mandatory dividends; and

•	the amounts which were not distributed are to be recorded as a special reserve, and, if not absorbed by losses in subsequent fiscal years, they must be distributed as dividends as soon as the financial condition of that company permits. Dividends may be distributed by us out of our retained earnings or accumulated profits in any given fiscal year.

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

     The Brazilian corporate law also provides for two additional discretionary allocations of net profits that are subject to approval by the shareholders at the annual shareholders’ meeting:

•	first, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that may be charged to it in future years. Any amount so allocated in a prior year must be either:

•	reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or

•	written off in the event that the anticipated loss occurs;

•	second, if the amount of unrealized revenue exceeds the sum of (i) the statutory reserve and (ii) retained earnings, such excess may be allocated to the unrealized profit reserve at the direction of the board of directors.

     Allocations may not hinder the payment of mandatory dividends. Unrealized revenue reserve is defined under Brazilian corporate law as the sum of:

•	the share of equity earnings of affiliated companies, which is not paid as cash dividends; and

•	profits as a result of income from operations after the end of the next succeeding fiscal year.

     The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian corporate law, which differs from other financial statements such as our consolidated financial statements included in this annual report, which are prepared in accordance with Brazilian Corporate Law Method.

     Priority and Amount of Preferred Dividends

     Our by-laws provide for a minimum yearly per share dividend to the holders of our preferred shares equal to the higher of 6% of the amount obtained by dividing the total share capital by the total number of shares or 10% above the amount distributed to the holders of our common shares. As a result of such provision, holders of our preferred shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of our common shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

•	first, to the holders of preferred shares up to the amount of the dividend that must be paid to the holders of preferred shares for such year;

•	then, to the holders of common shares until the amount distributed in respect of each Preferred Share is 10% above the amount distributed in respect of each common share, according to our by-laws; and

•	thereafter, to the holders of common shares and preferred shares, on the basis that the amount distributed in respect of each preferred share is 10% above the amount distributed in respect of each common share, according to our by-laws.

     If the mandatory dividend in any year is less than or equal to the dividend that must be paid to the holders of preferred shares in that year, the holders of common shares will not be entitled to receive any cash dividends from us in that year, unless the holders of common shares approve dividends in excess of dividends that must be paid to preferred shares. In such circumstances, however, holders of preferred shares will be entitled to the amount available for payment of dividends up to an aggregate amount equal to:

•	the minimum dividend to be paid to the holders of preferred shares; plus,

•	in the event the minimum dividend to be paid to the holders of preferred shares is higher than the amount available for payment of dividends for that year, any retained earnings from previous years, which may be used to make up for such shortfall.

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

     Our preferred shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

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

     Tele Leste recorded losses in 2003 and 2002 and, therefore, no dividends or interest on equity were paid for those years.

B.	Significant Changes

     None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

     Brazilian private equity and debt are principally traded on BOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for our preferred shares on BOVESPA, for the periods indicated.

	Reais per 1,000 Preferred
	Shares
	Low	High
1999
Annual	0.56	1.59
2000
Annual	1.09	2.39
2001
Annual	0.55	2.06
2002
Annual	0.35	1.02
First quarter	0.80	1.02
Second quarter	0.56	0.84
Third quarter	0.36	0.60

	Reais per 1,000 Preferred
	Shares
	Low	High
Fourth quarter	0.35	0.47
2003
Annual	0.37	0.85
First quarter	0.37	0.54
Second quarter	0.42	0.48
Third quarter	0.40	0.58
Fourth quarter	0.55	0.85
Last Six Months
December 2003	0.70	0.85
January 2004	0.72	0.84
February 2004	0.63	0.78
March 2004	0.57	0.68
April 2004	0.60	0.67
May 2004	0.61	0.75
June 2004 (until June 25, 2004)	0.69	0.87

     In the United States, our preferred shares trade in the form of ADSs, each representing 50,000 Preferred Shares issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement among Tele Leste, the depositary, and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TBE.” At May 31, 2004, there were approximately 74 record holders of ADSs in the United States, representing approximately 54% of our preferred shares. Brasilcel does not hold ADSs of TLE. The following table sets forth the reported low and high closing sales prices for ADSs on the New York Stock Exchange for the dates and periods indicated.

	U.S. dollars per ADS
	Low	High
1999
Annual	17.63	44.12
2000
Annual	27.50	67.06
2001
Annual	10.50	44.25
2002
Annual	4.50	22.42
First quarter	16.40	22.42
Second quarter	9.89	17.75
Third quarter	4.95	10.30
Fourth quarter	4.50	6.58
2003
Annual	5.05	14.59
First quarter	5.05	8.20
Second quarter	6.31	8.73
Third quarter	6.32	9.97
Fourth quarter	9.40	14.59
Last Six Months
December 2003	11.52	14.59
January 2004	12.66	14.80
February 2004	10.49	13.04
March 2004	10.01	11.75
April 2004	10.40	11.70
May 2004	10.20	11.82
June 2004 (until June 25, 2004)	10.83	13.73

A.	Plan of Distribution

     Not applicable.

B.	Markets

Trading on the São Paulo Stock Exchange (BOVESPA)

     The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on this exchange is limited to member brokerage firms and a limited number of authorized nonmembers.

     Since April 7, 2003, BOVESPA has open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system on BOVESPA. On September 20, 1999, BOVESPA launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 5:45 p.m. to 7:00 p.m. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via BOVESPA’s electronic trading system is allowed. The maximum variation allowed for stock prices, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.

     In order to better control volatility, BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever its indices fall below the limits of 10% in relation to the index registered in the previous trading session.

     There are no specialists or market makers for our shares on BOVESPA. Trading in securities listed on the BOVESPA may be effected off the Exchange in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. – CBLC, which is wholly owned by that Exchange.

     At December 31, 2003, the aggregate market capitalization of the 369 companies listed on BOVESPA was approximately U.S.$234.2 billion. Although all the outstanding shares of an exchange-listed company may trade on BOVESPA, in most cases the preferred shares or less than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2003, the combined dayly trading volumes on BOVESPA averaged approximately U.S.$271.9 million. In 2003, the 10 most actively traded shares represented approximately 53.5% of the total trading in the cash market on BOVESPA. Trading on BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, or CMN, the National Monetary CounCIl and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian securities law, and by Law No. 6,404, as amended, known as the Brazilian corporate law.

     Law No. 10,303 of December 31, 2001 amended the Brazilian corporate law and the Brazilian securities law. Consequently, some major modifications resulted for the businesses of the publicly traded companies.

     Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority altered and expanded. Additionally, CVM’s positioning in the regulatory hierarchy as well as its autonomy were modified.

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

     The period established for companies to adapt their by-laws is one year from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on March 27, 2002, where they addressed these modifications in our by-laws.

     The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Banco Central, for example, the regulation and organization of the futures and commodities markets.

     Under the Brazilian corporate law, a company is either public, a companhia aberta, such as our company, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on BOVESPA or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. In order to be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange. Once the stock exchange lists a company and the CVM accepts its registration as a public company, its securities may start to be traded.

     Trading in securities on BOVESPA may be suspended at the request of a company in anticipation of a material announcement. Trading in the securities of a particular company may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, due to a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BOVESPA.

     The Brazilian securities law, Brazilian corporate law and the regulations issued by the CVM, the CMN and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions.

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

     The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

     The Brazilian corporate law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. All our directors are appointed by our controlling shareholders.

     Neither our board of directors nor our management test the independence of the directors before such elections are made. However, both the Brazilian corporate law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

     According to the Brazilian corporate law, up to 1/3 of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Notwithstanding, under our bylaws, the members of the board of executive officers cannot be elected to the board of directors.

Committees

     We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee, Corporate Governance Committee and Compensation Committee. Pursuant to our bylaws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

     The Brazilian corporate law requires us to have a board of auditors (Conselho Fiscal) which is composed of three to five members elected at the general shareholders meeting. The board of auditors operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a board of auditors that consists of five members and five alternates and which meets once a quarter. In April 2003, the SEC has stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements.

     We also have an audit committee, whose members do not follow the independence requirements of the Exchange Act Rule 10A-3(c)(3), as we are still exempt from such requirements by July 31, 2005 according to the Exchange Act Rule 10A-3(a)(5)(A). See “Item 16D – Exemptions from the Listing Standards for Audit Committees”.

     Under the Brazilian corporate law, an audit committee member may simultaneously serve on the audit committees of more than three public companies. In addition, our company does not impose limitations in this regard and our board is not required to affirmatively determine and disclose that the director ´s ability to effectively serve is not impaired. We are aware that the members of our audit committee also serve on the audit committees of all of the other companies that have been operating under the brand name “Vivo”: TCP, TCO, TSE and Celular CRT Participações S.A.

Shareholder Approval of Equity Compensation Plans

     Our shareholders do not have the opportunity to vote on all equity compensation plans. However, any issuance of new shares that exceeds the authorized capital is subject to shareholder confirmation.

Corporate Governance Guidelines

     We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian law. We believe that the corporate governance guidelines applicable to us under Brazilian law, such as those regarding insider trading, public disclosure of material information, and rules on the negotiation of equities by management and controlling shareholders, are consistent with some of the guidelines established by the NYSE.

Code of Business Conduct and Ethics

     Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented in June, 2003 our Code of Ethics regulating the conduct of our senior financial officers. See “Item 16B – Code of Ethics”. We do not have a code of business conduct and ethics applicable to all our Directors and employees.

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

Objectives and Purposes

     We are a publicly traded company duly registered with the Brazilian securities commission. Article 2 of our by-laws provides that our corporate purpose is to:

•	exercise the control of operating companies which provide cellular mobile telecommunications services, personal mobile services and other services in conformity with the concessions, authorizations and permissions that have been granted to us;

•	promote, through our subsidiaries or controlled companies, the expansion and implementation of the telecommunications services within our concessions, authorizations and permissions;

•	promote, carry out and direct the financing of capital from internal or external sources to be used by us or our controlled companies;

•	promote, carry out and encourage study and research activities aimed at the development of the telecommunications sector;

•	perform, through our subsidiaries and affiliated companies, specialized technical services related to the telecommunications sector;

•	promote, encourage, carry out and coordinate, through our subsidiaries or controlled companies, the development and training of personnel necessary to perform activities in the telecommunications sector;

•	carry out and promote the import of goods and services for the operations of our subsidiaries and controlled companies;

•	execute other activities connected or related to our objective;

•	participate in the equity capital of other companies; and

•	trade equipment and materials necessary or useful for providing telecommunications services.

Directors

     Following is a description of some of the provisions of our by-laws concerning the members of our board of directors:

•	The board of directors has the power to approve investments and acquisition of assets, assume any obligation and execute contracts not included in the budget for an amount exceeding R$300 million, the public issuance of promissory notes, and the acquisition of our shares for cancellation or deposit with a custodian; and

•	The board of directors has the power to apportion the global remuneration set forth by the shareholders’ meeting between the directors and the executive officers.

     Pursuant to Brazilian corporate law, each member of the board of directors must have at least one share of our capital stock to be elected as a Director. There are no provisions in our by-laws with respect to:

•	age limits for retirement of directors; and

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control.

     Although there are no provisions in our by-laws with respect to the following, they are regulated by Brazilian corporate law and CVM regulations:

•	a Director’s power to vote on proposals in which the Director is materially interested;

•	a Director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	required shareholding for Director qualification; and

•	disclosure of share ownership.

Rights Attaching to Shares

     Dividend Rights

     See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “-Payment of Dividends.”

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

     One of the members of our board of auditors and his or her alternate are elected by the majority vote of the holders of our preferred shares present at the annual meeting of shareholders at which the members of the board of auditors are elected.

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

     Our preferred shares are entitled to full voting rights in the event that we fail to pay the mandatory minimum dividends to which they are entitled for three consecutive years, and with respect to:

•	the approval of any long-term contract between us and our controlled subsidiaries, on the one hand, and any controlling shareholder or that shareholder’s affiliates and related parties, on the other hand; and

•	changes/eliminations of certain rights and obligations as provided for in our by-laws.

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

     On the first call, meetings may only be installed with a minimum quorum of one-fourth of the holders of voting shares. Extraordinary meetings, whose object is the amendment of the by-laws, may only be installed on the first call with a minimum of two-thirds of the voting capital present. In addition, some decisions require the approval of at least one-half of the holders of voting shares (qualified quorum). On a second call, the meetings are installed regardless of quorum.

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

     The right of a dissenting shareholder to seek redemption arises in case our shareholders representing more than 50% of the voting shares, common shares or preferred shares, as applicable, decide to:

•	change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares, except if such actions are expressly permitted in the by-laws at the time of their adoption by our shareholders;

•	change the preference of our preferred shares, any right they carry, their amortization or redemption rights, or to create a class of shares having priority or preference over our preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purposes;

•	transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law;

•	participate in a group of companies if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01;

•	merge or consolidate us with another company if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01; and

•	cisão, or split-up, Tele Leste, according to the Brazilian corporate law, as amended by Law No. 10,303/01, in any of the following situations: (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

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

     The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADSs and to remit the proceeds abroad.

     Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See "#Taxation—Brazilian Tax Considerations.”

     Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “#Taxation—Brazilian Tax Considerations.”

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

Registered Capital

     Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

     A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

     A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "—Taxation—Brazilian Tax Considerations.”

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

     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future. See “Item 3.D—Risk Factors—Risks Relating to Brazil.”

E.	Taxation

     The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the ownership and disposition of preferred shares or ADSs by certain holders. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

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

     Distributions of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (10% per annum for the three-month period beginning January 2004). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e , a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

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

     Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

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

     The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under

     "—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

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

U.S. Federal Income Tax Considerations

     The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a straddle) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

     As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     General

     In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

     Taxation of Dividends

     Distributions made by us of cash or property generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. If a distribution made by us exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain.

     The amount of any dividend paid in reais generally will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of reais into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Subject to certain limitations and restrictions, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to our preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” from sources outside the United States. The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described above could be affected by future actions that may be taken by the U.S. Treasury. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

     Taxation of Capital Gains or Losses

     Upon a sale or other taxable disposition of preferred shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the preferred shares or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

     Gain or loss derived from the sale or other disposition of our preferred shares or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

     Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Information Reporting and Backup Withholding

     Information returns may be filed with the IRS in connection with distributions on our preferred shares or our ADSs and the payment of proceeds from their sale or other disposition. A U.S. Holder may be subject to U.S. backup withholding tax (currently at a rate of 28%) on these payments if such U.S. Holder fails to provide its taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

     U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

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

     We have entered into derivative instruments, such as foreign currency options and foreign currency swaps to manage the exchange rate risk. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     The principal foreign exchange rate risk faced by us arises from our U.S. dollar-denominated indebtedness. At December 31, 2003, our subsidiaries had U.S.$76.9 million of financial indebtedness and U.S.$8.1 million of other liabilities (equivalent to R$222.2 million and R$23.3 million, respectively, at a rate of U.S.$1 = R$2.8892, the closing rate on December 31, 2003). Our revenues are earned almost entirely in reais and we have no material U.S. dollar-denominated assets (except for our hedge contracts). At December 31, 2003, all of our U.S. dollar financial indebtedness and other foreign exchange liabilities were covered by long positions of derivative arrangements. Under those derivative arrangements, our subsidiaries’ U.S. dollar-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Dep#sito Interban#ario (Interbank Deposit Certificate), or CDI. As such, at December 31, 2003, all of our U.S. dollar fixed- and floating-rate loans are converted to floating-rate loans through our derivative transactions. Also, 100% of our other U.S. dollar liabilities were covered by derivative agreements. At December 31, 2003, we recorded financial expense from foreign currency derivative transactions of R$91.8 million against financial income from monetary and foreign exchange gains variations of approximately R$68.4 million.

     The potential loss to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 1,000 basis points in the foreign exchange applicable to financial assets and liabilities on December 31, 2003 would be approximately R$24.5 million. On the other hand, our derivatives instruments would have a gross gain of R$ 24.6 million. The net gain would be R$ 0.06 million.

     Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2003 of R$2.8892 to U.S.$1.0, which would represent a devaluation of the real of R$0.2889. We then assumed that this unfavorable currency move would be sustained from December 31, 2003 through December 31, 2004. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments (essentially handset purchases), net of derivative instruments.

Interest Rate Risk

     We are exposed to interest rate risk as a consequence of our floating rate debt in U.S. dollars. At December 31, 2003, we had total debt of R$222.2 million of which approximately 86.3% of our indebtedness bore interest at floating rates and 13.7% bore interest at fixed rates. We are also exposed to interest rate risk due to the nature of our derivative contracts, whereby our U.S. dollar-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI. We have not entered into derivative contracts or made other arrangements to hedge against this risk. Thus, if market interest rates rise, then it is probable that our financing expenses will increase. We continuously monitor interest rates with a view toward considering whether we should enter into derivative arrangements to protect against the risk of interest rate volatility.

     The potential loss to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities on December 31, 2003 would be approximately R$ 3.9 million.

     Interest rate sensitivity analysis was made by applying a 10% increase to all floating-rate-denominated debt, assuming that the different indexes (CDI and TJLP, LIBOR and EURIBOR) would all rise by 10% instantaneously on December 31, 2003 and that this unfavorable move would continue for one year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003.. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

     Changes in internal controls. No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

     As of yet, we have not appointed an “audit committee financial expert”, as defined by the SEC. As disclosed in item 16D below, we are currently exempt from complying with the independence requirements of the audit committee pursuant to the Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16B. Code of Ethics

     In June, 2003, we approved a code of ethics to regulate the conduct of our senior financial officers. Our code of ethics deals with the following issues:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submits to, the CVM and/or the SEC and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to the Internal Audit Officer who, after review, has to report them to the CEO and CFO; and

•	accountability for adherence to the code.

     A copy of our code of ethics is filed as an exhibit to this annual report. A copy of this document is also available on our website (www.vivo.com.br).

     There have been no waivers to our code of ethics in 2003.

ITEM 16C. Principal Accountant Fees and Services

     Deloitte Touche Tohmatsu Auditores Independentes, or DTT, acted as our independent auditor for the fiscal years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed to us by DTT for services performed in the years 2003 and 2002, and breaks down these amounts by category of service:

	Total Fees
	(in thousands of reais)
	2003	2002
Audit Fees	343.0	251.0
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	343.0	251.0

Audit Fees

     Audit Fees are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Pre-Approval Policies and Procedures

     We have not set pre-approval policies and procedures for audit, audit-related services, tax services and other services to be provided by auditors, since we are not required to comply with such audit committee rule by July 31, 2005, according to Exchange Act Rule 10A-3(a)(5)(A)

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

     Pursuant to the exemption under Exchange Act Rule 10A-3(c)(3), we have a conselho fiscal, a statutory board of auditors which follows the requirements presented by such rule. Furthermore, our current audit committee does not follow the independence requirements of such rule as we are still exempt from such requirements by July 31, 2005 according to Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not required for the year ended December 31, 2003.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

     Documents filed as exhibits to this annual report:

Exhibit Number	Description
1.1	By-Laws (Estatuto Social) of Tele Leste, as amended (English translation).
4.1	Authorization Term of the Personal Mobile Service entered by Anatel and Telebahia (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
4.2	Authorization Term of the Personal Mobile Service entered by Anatel and Telergipe (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
8.1	List of Subsidiaries
11.1	Code of Ethics (Código de Ética) of TeleLeste (English translation).
12.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

\

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

Date: June 30, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 and FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER
31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tele Leste Celular Participações S.A.
Salvador, Brazil:

(1)	We have audited the accompanying consolidated balance sheets of Tele Leste Celular Participações S.A. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in financial position and changes in shareholders’ equity for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2)	We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3)	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Leste Celular Participações S.A. and subsidiaries as of December 31, 2003 and 2002, the results of their operations and the changes in their financial position, and in shareholders’ equity for each of the three years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

(4)	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

(5)	Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flows for each of the three years in the period ended December 31, 2003 are presented for purposes of additional analysis and is not a required part of the basic financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6)	As discussed in note 2.c, the Company has changed the basis of presentation of the consolidated financial statements from the Constant Currency Method to the Brazilian Corporate Law Method.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Salvador, Brazil
June 15, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS
As at December 31, 2003 and 2002
(In thousands of Brazilian reais)

	Note	2003	2002
Current assets:
Cash and cash equivalents	12	59,427	81,259
Trade accounts receivable, net	13	104,355	80,204
Deferred and recoverable taxes	14	18,586	32,744
Inventories	15	12,934	17,784
Derivative contracts	23d	—	7,751
Prepaid expenses	16	6,737	4,365
Other current assets	17	14,909	1,299

Total current assets		216,948	225,406

Noncurrent assets:
Deferred and recoverable taxes	14	202,105	198,036
Derivative contracts	23d	15,186	64,582
Prepaid expenses	16	1,795	2,108
Other assets	17	3,150	2,059

Total noncurrent assets		222,236	266,785

Permanent assets:
Property, plant and equipment, net	18	392,473	464,546

Total permanent assets		392,473	464,546

Total assets		831,657	956,737

Current liabilities:
Payroll and related accruals	19	2,666	2,902
Accounts payable and accrued expenses	20	144,547	106,521
Taxes other than taxes on income	21	21,676	17,630
Dividends payable	26e	489	526
Deferred income taxes		—	223
Loans and financing	23	68,582	99,665
Derivative contracts	23	16,512	—
Other current liabilities	22	11,869	10,872

Total current liabilities		266,341	238,339

Noncurrent liabilities:
Loans and financing	23	153,655	269,891
Derivative contracts	23d	4,184	—
Provision for pensions	25	270	401
Reserve for contingencies	24	5,920	5,058

Total noncurrent liabilities		164,029	275,350

Shareholders’ equity:
Share capital	26a	305,396	305,396
Treasury shares	26b	(35)	—
Capital reserves	26c	124,344	124,401
Income reserves	26d	—	13,214
Accumulated deficit		(28,455)	—

Total shareholders’ equity		401,250	443,011

Funds for capitalization		37	37

Total liabilities and shareholders’ equity		831,657	956,737

The accompanying notes are an integral part of these consolidated financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2003, 2002 and 2001
(In thousands of Brazilian reais, except share and per share data)

		Years ended December 31,
	Note	2003	2002	2001
Net operating revenue	4	441,267	431,395	386,132
Cost of services and goods sold	5	(256,259)	(241,362)	(202,342)

Gross profit		185,008	190,033	183,790
Operating (expenses) income:
Selling expense	6a	(145,010)	(116,404)	(97,766)
General and administrative expense	6b	(52,345)	(49,616)	(55,405)
Other operating income (expense), net	7	(122)	4,968	2,559

		(197,477)	(161,052)	(150,612)
Operating income (loss) before financial expense		(12,469)	28,981	33,178
Financial expense, net	8	(30,286)	(32,811)	(24,111)

Operating loss		(42,755)	(3,830)	9,067
Net nonoperating expenses	9	(661)	(1,601)	(560)

Income (Loss) before minority interests and taxes		(43,416)	(5,431)	8,507
Income and social contribution taxes	10	754	324	(2,487)
Net income (loss) for the year		(42,662)	(5,107)	6,020

Shares outstanding at the balance sheet date (thousands)		479,393,884	479,445,039	479,445,039

Net income (loss) per thousand shares outstanding at the balance sheet date (Brazilian reais)		(0.09)	(0.01)	0.01

The accompanying notes are an integral part of these consolidated financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2003, 2002 and 2001
(In thousands of Brazilian reais)

	Years ended December 31,
	2003	2002	2001
SOURCES OF FUNDS:
From operations (see below)	99,911	150,235	150,951
From shareholders-
Unclaimed Dividends	—	2,183	—
From third parties-
Transfer from noncurrent assets to current assets	15,327	11,691	4,414
Transfer from permanent assets to current assets	—	461	939
Increase in noncurrent liabilities	—	—	7,471
Donations for investments	936	416	—

Total sources	116,174	164,986	163,775

USES OF FUNDS:
Proposed dividends	—	—	11,979
Transfers from noncurrent to current liabilities	69,621	77,223	48,077
Increase in noncurrent assets	11,814	25,225	14,163
Additions to permanent assets	71,164	77,082	116,049
Treasury shares	35	—	—

Total uses	152,634	179,530	190,268

INCREASE (DECREASE) IN WORKING CAPITAL	(36,460)	(14,544)	(26,493)

REPRESENTED BY:
CURRENT ASSETS AT YEAR END	216,948	225,406	175,731
CURRENT LIABILITIES AT YEAR END	(266,341)	(238,339)	(174,120)

Working capital at year end	(49,393)	(12,933)	1,611
Working capital at the beginning of the year	(12,933)	1,611	28,104

INCREASE (DECREASE) IN WORKING CAPITAL	(36,460)	(14,544)	(26,493)

FUNDS PROVIDED FROM OPERATIONS:
Net income (loss)	(42,662)	(5,107)	6,020
Items not affecting working capital-
Depreciation and amortization	138,273	108,454	90,858
Net book value of permanent asset disposals.	4,964	520	120
Monetary and exchange variations on noncurrent items	(636)	46,567	47,734
Provision for losses on tax incentives	—	1,447	—
Reserve for contingencies	945	1,166	2,001
Deferred income taxes	(842)	(2,627)	4,218
Pension and other postretirement plans	(131)	(185)	—

Total from operations	99,911	150,235	150,951

The accompanying notes are an integral part of these consolidated financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2003, 2002 and 2001
(In thousands of Brazilian reais)

		Capital Reserves			Income Reserves
				Special
	Capital	Treasure	Fiscal	Premium	Legal	For	Accumulated
	Stock	shares	Incentives	Reserve	reserve	Expansion	Deficit	Total
Balance as of December 31, 2000	305,396	—	57	124,344	6,491	15,638	—	451,926
Pension and other postretirement benefits	—	—	—	—	—	—	(448)	(448)
Net income	—	—	—	—	—	—	6,020	6,020
Legal Reserve	—	—	—	—	301	—	(301)	—
Reversal of reserves	—	—	—	—	—	(6,708)	6,708	—
Proposed dividends	—	—	—	—	—	—	(11,979)	(11,979)

Balance as of December 31, 2001	305,396	—	57	124,344	6,792	8,930	—	445,519
Unclaimed dividends at holding Company	—	—	—	—	—	—	1,695	1,695
Net loss	—	—	—	—	—	—	(5,107)	(5,107)
Reversal of reserves	—	—	—	—	—	(2,508)	2,508	—
Consolidation adjustments:	—	—	—	—	—	—	—
Donations for investments	—	—	—	—	—	—	416	416
Unclaimed dividends at subsidiaries	—	—	—	—	—	—	488	488

Balance as of December 31, 2002	305,396	—	57	124,344	6,792	6,422	—	443,011
Treasury shares	—	(35)	—	—	—	—	—	(35)
Net loss	—	—	—	—	—	—	(42,662)	(42,662)
Reversal of reserves	—	—	(57)	—	(6,792)	(6,422)	13,271	—
Consolidation adjustments:	—	—	—	—	—	—	—	—
Donations for investments	—	—	—	—	—	—	936	936
Balance as of December 31, 2003	305,396	(35)	—	124,344	—	—	(28,455)	401,250

The accompanying notes are an integral part of these consolidated financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2002 and 2001
(In thousands of Brazilian reais)

	Years ended December 31,
	2003	2002	2001
Cash flows provided by operations:
Net income (loss)	(42,662)	(5,107)	6,020
Adjustments to reconcile to cash provided by (used in) operating activities:
Depreciation and amortization	138,273	108,454	90,858
Monetary and exchange variations on loans and financing	(63,626)	141,085	67,595
Losses on permanent asset disposals	661	149	643
Provision for doubtful accounts	11,701	13,311	13,186
Decrease (increase) in customer accounts receivable, gross	(35,852)	(18,270)	(17,170)
Increase in deferred and recoverable taxes	10,089	(2,942)	(18,708)
(Increase) decrease in other current assets and inventories	(11,132)	(3,483)	14,216
(Increase) decrease in other noncurrent assets	(778)	(551)	4,033
(Increase) decrease in derivative contracts – assets	57,147	(64,216)	(5,010)
Increase (decrease) in payroll and related accruals	(236)	112	188
Increase (decrease) in accounts payable and accrued expenses	38,026	27,501	(2,456)
Increase (decrease) in taxes other than income taxes	4,046	4,290	(1,665)
Increase (decrease) in other current liabilities	997	3,287	6,101
Increase (decrease) in accrued interest	(1,620)	(318)	(10,212)
Increase (decrease) in income taxes	(223)	223	—
Increase (decrease) in reserve for contingencies	862	256	(419)
Increase (decrease) in provision for pension fund	(131)	(279)	—
Increase in derivative contracts – liabilities	20,696	1,279	4,391

Net cash provided by operations	126,238	204,781	151,591

Cash flows used in investing activities:
Additions to property, plant and equipment	(70,228)	(76,666)	(116,049)
Proceeds from asset disposals	4,302	370	153

Net cash used in investing activities	(65,926)	(76,296)	(115,896)

Cash flows provided by (used in) financing activities:
Loans repaid	(82,072)	(78,766)	(134,368)
New loans obtained	—	14,779	12,404
Purchase of treasury shares	(35)	—	—
Dividends paid	(37)	(12,214)	(798)

Net cash provided by (used in) financing activities	(82,144)	(76,201)	(122,762)

Increase (decrease) in cash and cash equivalents	(21,832)	52,284	(87,067)
Cash and cash equivalents at beginning of year	81,259	28,975	116,042

Cash and cash equivalents at end of year	59,427	81,259	28,975

The accompanying notes are an integral part of these consolidated financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

1. Operations and background

     Tele Leste Celular Participações S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebrás, a state-owned company which hold the monopoly for the telecommunication services in Brazil, including 89.1% and 73.6% of the share capital of Telebahia Celular S.A. and Telergipe Celular S.A., respectively. Until August 4, 1998, the Companies were controlled by the Federal Government. On July 29, 1998, the Federal Government separated Telebrás into twelve newly formed holding companies (the “New Holding Companies”) and sold to buyers (the “New Controlling Shareholders”) its rights to receive shares of the twelve New Holding Companies. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders controlled the New Holding Companies.

     Telebahia Celular S.A. and Telergipe Celular S.A. (the “Subsidiaries”) were formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicações da Bahia S.A. and Telecomunicações de Sergipe S.A. the assets and liabilities comprising their respective cellular telecommunications services.

     On December 31, 2003, Tele Leste Celular Participações S.A (the “Holding Company” or together with its subsidiaries, the “Company”) holds 100% of the capital of Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular S.A (“Telergipe”) (collectively, the “Subsidiaries), who are providers of cellular telecommunications services in the States of Bahia and Sergipe, respectively, and are also engaged in related activities required or useful for the performance of these services, in conformity with the concessions and authorizations granted to them.

     The Subsidiaries’ activities, including services that they may provide, are regulated by Agência Nacional de Telecomunicações — ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997.

     On December 31, 2003, Tele Leste Celular Participações S.A was controlled by Iberoleste Participações S.A. (21.90% of the total capital), BRASILCEL N.V. (3.38% of the total capital) and Tagilo Participações Ltda. (2.42% of the total capital). Iberoleste Participações S.A. and Tagilo Participações Ltda. are controlled by BRASILCEL N.V (100.00% of the total capital).

     BRASILCEL N.V. is controlled by Telefónica Móviles S.A. (50.00% of the total capital), PT Móveis, Serviços de Telecomunicações, SGPS S.A. (49.999% of the total capital), and Portugal Telecom, SGPS S.A. (0.001% of the total capital).

     The Holding Company and the Subsidiaries are hereinafter referred to as the “Company”.

     Migration from SMC to SMP

     On December 10, 2002 the Authorization Term for Personal Mobile System (SMP) was signed between ANATEL and the affiliated companies Telebahia and Telergipe, which became effective as of the publication in the Official Government Daily Newspaper, which occurred on December 12, 2002.

     The authorizations granted to the subsidiaries Telebahia and Telergipe are effective for the remaining period of their concessions, previously granted and presently substituted through, July 29, 2008 and December 15, 2008, respectively, and will be renewable, for an additional period, for a 15 year term, subject to a renewable fee.

     On July 6, 2003, wireless operators in Brazil implemented the Carriers Selection Code (CSP) on national (VC2 and VC3) and international long distance calls, according to SMP rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection revenues for the use of their networks on these calls.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

2. Presentation of financial statements

a.	Presentation of consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001

     The accompanying financial statements are a translation and adaptation from those originally issued in Brazil. Certain reclassifications, modifications and changes in terminology have been made in order to conform more closely to reporting practices in the United States.

b.	Methods of presentation of the Financial Statements

     Until December 31, 1995, publicly-traded companies in Brazil were required to prepare financial statements pursuant to two methods: (i) the corporate law method, which was and remains valid for all legal purposes, including the basis for determining income taxes and calculation of mandatory minimum dividends; and (ii) the constant currency method, to present supplementary price-level adjusted financial statements, pursuant to standards prescribed by the Brazilian Securities Commission (CVM).

(i)	The Corporate Law Method

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges), and stockholder’s equity accounts using indices mandated by the Federal Government. The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

(ii)	The Constant Currency Method

Under the Constant Currency Method, all historical Brazilian real amounts in the financial statements and notes thereto are expressed in constant purchasing power as of latest balance sheet date, in accordance with standards prescribed by the CVM for publicly traded entities. Under the Constant Currency Method, financial statements are adjusted for inflation up to December 31, 2000.

c.	Change in Basis of Presentation of Presentation of Financial Statements

     The accompanying consolidated financial statements are prepared in accordance with Brazilian corporate law standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the CVM which includes monetary restatement of permanent assets and shareholder’s equity through December 31, 1995. (hereinafter referred to as “BR CL”).

     In prior periods, the Company had prepared its financial statements for presentation in the United States in accordance with the Constant Currency Method. In order to conform the financial statements for the use of its shareholders in the United States to the same basis used in the primary market in Brazil, the management of Tele Leste Celular Participações S.A. has elected to present its financial statements in accordance with BR CL.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

d.	Summarized financial statements information previously reported under the Constant Currency Method

The summarized financial statements information, previously reported under the Constant Currency Method, with a reconciliation to the Corporate Law Method (BR CL) is as follows:

Constant Currency Method

	December 31,
	2002	2001
Assets
Current assets	226,683	176,545
Noncurrent assets	266,785	188,027
Permanent assets	547,798	610,957

Total assets	1,041,266	975,529

Liabilities and Shareholders’ equity
Total current liabilities	244,091	179,867
Total noncurrent liabilities	299,181	274,827
Total shareholders’ equity	497,946	520,787
Total funds for capitalization	48	48

Total liabilities and shareholders’ equity	1,041,266	975,529

	Years ended December 31,
	2002	2001
Income Statement
Net operating revenue	431,395	386,299
Cost of goods and services sold	(264,011)	(224,696)

Gross profit	167,384	161,603
Loss before taxes and minority interest	(36,238)	(21,208)
Net loss for the year	(25,440)	(13,592)

Reconciliation of net income (loss) and shareholders’ equity balances between BR CL and the Constant Currency Method is as follows:

	2002	2001
Income Statement
Net income (loss) according to BR CL	(5,107)	6,020
(-) realization of assets (depreciation, amortization and write-offs)	(30,807)	(29,715)
(+)Reversal of deferred taxes,	10,474	10,103

(=) Net loss according to the Constant Currency Method	(25,440)	(13,592)

	2002	2001
Shareholders’ equity as of December 31, according to BR CL	443,011	445,519
(+)Balance remaining from the constant currency appreciation until December 31,2000	83,241	114,048
(-)Deferred taxes on above balance	(28,306)	(38,780)

(=)Shareholders’ equity as of December 31, according to the Constant Currency Method	497,946	520,787

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

e. Principles of consolidation

     These consolidated financial statements include the accounts and operations of the Holding Company and its subsidiaries Telebahia and Telergipe as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003. All inter-company balances and transactions have been eliminated on consolidation.

f. Reclassifications

     Certain reclassifications have been made to the prior periods to conform to the 2003 presentation.

3. Summary of significant accounting policies

a. Cash and cash equivalents

     Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less and are stated at cost plus accrued interest to the balance sheet date.

b. Trade accounts receivable

     Trade accounts receivable from telecommunication services are stated at the tariffs prevailing on the date the services are rendered. They also include accounts receivable for services rendered but not yet billed at the balance sheet date. Additionally, this caption includes balances from the sale of cellular handsets and accessories.

c. Provision for doubtful accounts

     Provision is recognized for trade accounts receivable for which recoverability is not considered probable.

d. Foreign currency transactions

     Are recorded at the prevailing exchange rate at the date of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Resulting gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income, as part of financial expense, net.

     Exchange variation and premiums related to foreign currency are calculated and recorded on an accrual basis regardless of the settlement period.

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

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

g. Property, plant and equipment

     Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation. Costs for improvements and maintenance that increase installed capacity or the useful life of existing property are capitalized while other maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets. Depreciation rates are shown in Note 18 (b).

     Through 1998, capitalized interest was calculated monthly at a rate of 12% per annum on construction-in-progress. For the three-year period ended December 31, 2003, the Company capitalized interest attributable to construction-in-progress using the specific interest rates of the loans that financed the construction-in-progress. An aggregate amount of R$1,121, R$4,211, and R$7,391, was capitalized in 2003, 2002 and 2001, respectively.

h. Vacation pay accrual

     Cumulative vacation pay due to employees is accrued as earned.

i. Accrual for rewards program

     An accrual is recorded for future costs under rewards programs based on points earned as of the balance sheet date, considering the cost of the cellular handsets and the expected utilization based on the registered customer’s consumption profile.

j. Income and social contribution taxes

     Taxes on income are calculated and recorded at the effective tax rates prevailing on the balance sheet date on the accrual basis. Deferred income taxes attributable to temporary differences and loss carryforwards are recorded as assets or liabilities when it is more likely than not that the assets will be realized.

k. Loans and financing

     Loans and financing include exchange variation and interest accrued to the balance sheet date.

l. Fistel fees

     Fistel (Telecommunication Inspection Fund) fees paid on the activation of subscribers is deferred and amortized over the customers’ estimated retention period of 24 months.

m. Reserve for contingencies

     Reserves for loss contingencies are established based on legal counsel and management’s opinion as to the probable result of pending litigation and updated to the balance sheet date in an amount considered sufficient to cover probable losses, based on the nature of each contingency.

n. Pension and postretirement benefits

     The Subsidiaries, together with other companies of the Telecommunications System, sponsor a private pension entity (SISTEL) to manage the pension funds (defined benefit and defined contribution) and other postretirement benefits to their employees. Actuarial liabilities are determined using the projected until credit method and plan assets are stated at fair market. Actuarial gains and losses are recorded in income. (See note 25).

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

r. Research and development

     Research and development costs are charged to expense as incurred.

s. Advertising expense

     Advertising costs are charged to expense as incurred. Prepaid advertising costs represent disbursements for expenses not yet incurred.

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

w. Use of estimates

     The preparation of consolidated financial statements in conformity with BR CL and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

4. Net operating revenue

	2003	2002	2001
Monthly subscription charges	38,412	40,278	35,026
Usage charges	250,156	237,996	214,362
Charges for use outside the concession area	3,223	6,805	6,984
Additional charges per call	25,029	24,931	21,688
Interconnection	179,647	179,153	168,172
Additional services	13,468	12,253	10,920
Other services	3,926	694	—

Gross operating revenue from services	513,861	502,110	457,152
Value-added tax on sales and services — ICMS	(85,633)	(82,374)	(67,869)
Employees’ profit participation program — PIS	(3,400)	(3,241)	(2,906)
Social contribution on billing — COFINS	(15,185)	(14,936)	(13,414)
Other taxes	(284)	(240)	—
Discounts granted	(11,541)	(10,502)	(12,488)

Net operating revenue from services	397,818	390,817	360,475
Handsets and accessories sold	106,441	86,477	47,114
Value-added tax on sales and services — ICMS	(12,222)	(9,639)	(5,543)
Employees’ profit participation program — PIS	(2,044)	(1,635)	(978)
Social contribution on billing — COFINS	(668)	(194)	(212)
Discounts granted and returns of goods	(48,058)	(34,431)	(14,724)

Net operating revenue from sales of handset and accessories	(43,449)	(40,578)	(25,657)

Net operating revenue	441,267	431,395	386,132

     There are no customers who represented more than 1% of gross operating revenues of the Company in 2003, 2002 and 2001, except for Telecomunicações da Bahia S.A. – Telemar, the fixed service provider for the area that represented approximately 20% of 2003 total gross operating revenues (22.4% in 2002 and 21% in 2001), mainly in relation to network usage charges.

5. Cost of services and goods sold

	2003	2002	2001
Personnel	(4,499)	(3,512)	(3,286)
Outsourced services	(12,423)	(13,127)	(7,673)
Network connections	(20,016)	(19,540)	(18,269)
Rent, insurance and building services fees	(9,596)	(17,550)	(17,181)
Interconnection	(38,767)	(42,593)	(37,390)
FISTEL	(16,849)	(16,674)	(17,779)
Depreciation	(90,801)	(79,613)	(70,084)
Products sold	(62,913)	(48,520)	(30,451)
Other	(395)	(233)	(229)

	(256,259)	(241,362)	(202,342)

6. Operating (expenses)

a. Selling expenses

	2003	2002	2001
Personnel	(12,741)	(17,293)	(11,792)
Materials	(797)	(898)	(735)
Outsourced services (i)	(76,205)	(58,607)	(2,587)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	2003	2002	2001
Rent, insurance and building services fees	(3,323)	(2,874)	(51,600)
Depreciation	(39,074)	(22,843)	(15,708)
Provision for doubtful accounts	(11,701)	(13,311)	(13,186)
Other	(1,169)	(578)	(2,158)

	(145,010)	(116,404)	(97,766)

(i)	Outsourced services include advertising expenses of R$17,530 , R$11,486 and R$9,668 for 2003, 2002 and 2001, respectively.

b. General and administrative expense

	2003	2002	2001
Personnel	(13,931)	(13,171)	(16,717)
Materials	(699)	(703)	(674)
Outsourced services	(21,832)	(25,283)	(28,586)
Rent, insurance and building services fees	(1,700)	(859)	(859)
Depreciation	(9,933)	(5,997)	(5,067)
Others	(4,250)	(3,603)	(3,502)

	(52,345)	(49,616)	(55,405)

7. Other operating income (expense), net

	2003	2002	2001
Donations and sponsorships	(186)	(206)	(1)
Fines and expenses recovered	4,697	5,909	3,659
Network connections – common use	1,281	1,709	1,223
Taxes other than income taxes	(4,789)	(1,786)	(4,623)
Reserve for contingencies	(945)	(1,166)	(2,001)
Others	(180)	508	4,302

	(122)	4,968	2,559

8. Financial expense, net

	2003	2002	2001
Interest income	13,209	7,345	11,529
Interest expense	(20,031)	(22,763)	(27,721)
Monetary/exchange variation	68,374	(157,319)	(64,587)
Net gain (loss) on derivative transactions	(91,838)	139,926	56,668

	(30,286)	(32,811)	(24,111)

     In 2003, 2002 and 2001 financial expense is presented net of capitalized interest in the amount of R$ 1,121, R$4,211 and R$7,391, respectively.

9. Net nonoperating expenses

	2003	2002	2001
Proceeds from asset disposals	4,302	370	153
Write-off of fiscal incentives (noncurrent assets)	—	(1,447)	—
Others	(4,963)	(524)	(713)

	(661)	(1,601)	(560)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

10. Income and social contribution taxes

     Brazilian income taxes comprise federal income tax and the social contribution tax. For the three-year period ended December 2003 the income tax rate was 25%, and the social contribution tax rate was 9%. The tax expense and taxes on temporary differences and tax loss carryforwards have been calculated at the combined rate of 34%.

     The composition of the income tax benefit (expense) is as follows:

	2003	2002	2001
Current taxes:
Income tax	(65)	(1,739)	(1,875)
Social contribution tax	(26)	(564)	(612)
Deferred taxes	845	2,627	—

Total income tax benefit (expense)	754	324	(2,487)

     The following is a reconciliation of the reported income tax benefit (expense) and the amounts computed by applying the combined statutory tax rate of 34%:

	2003	2002	2001
Income (loss) before taxes as reported in the accompanying financial statements	(43,416)	(5,431)	8,507
Tax benefit at the combined statutory rate	14,761	1,847	(2,892)
Permanent additions/exclusions:
Nondeductible expenses	(924)	(683)	(455)
FINOR (Northeast Investment Fund)		(492)	—
Other	(37)	68	—
Other items
Unrecorded tax credit	(13,041)	—	860
Other	(5)	(416)	—

Total tax benefit (expense)	754	324	(2,487)

     The main components of deferred income and social contribution taxes are as follows:

	2003	2002
Deferred tax assets:
Tax loss carryforwards	98,283	87,875
Tax credits from corporate restructuring	71,095	82,032
Reserve for contingencies	1,795	1,719
Allowance for doubtful accounts	5,042	4,979
Provision for pension and other postretirement benefit plans	91	136
Accrual for rewards program	1,151	1,237
Allowance for inventory obsolescence	391	335
Accelerated depreciation	5,860	4,684
Other	1,293	1,156

Total (Note 14)	185,001	184,153

Current	927	1,829
Noncurrent	184,074	182,324

The deferred tax credits have been recognized on the assumption of future realization, as follows:

a.	Tax carryforwards will be compensated up to a limit of 30% of the tax basis for upcoming years. The Company estimates based on projected future taxable income that these tax carryforwards will be recovered within 10 years.

b.	Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 30). The realization of those tax credits occurs in the same proportion as

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

the amortization of goodwill on the Subsidiaries. Studies by external consultants used in the restructuring process originally supported, the recovery of the amount in ten years and five years for Telergipe and Telebahia, respectively. Considering the economic and operating results up to date and the trends of recoverability, technical studies were performed, which extended the goodwill amortization period, for Telebahia, to ten years, since January 01, 2002.

c.	Temporary differences: The realization will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence of inventories.

11. Supplemental cash flow information

	2003	2002	2001
Interest paid	17,158	20,046	40,963
Non-cash transactions:
Donations for investments	936	416	—

12. Cash and cash equivalents

	2003	2002
Banks	7,303	2,286
Short-term investments	52,124	78,973

	59,427	81,259

     Temporary cash investments refer principally to bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

13. Trade accounts receivable, net

	2003	2002
Unbilled services	18,534	16,263
Billed services	43,759	37,579
Interconnection	28,460	22,202
Receivables from sales of handsets and accessories	28,036	18,804
Allowance for doubtful accounts	(14,434)	(14,644)

	104,355	80,204

     As of December 31, 2003, R$ 16,943 (R$13,158 as of December, 31, 2002) of the total interconnection receivable is due from Telecomunicações da Bahia S.A. – Telemar, which is in the process of settlement negotiation. The amount recognized in theses financial statements represents management’s estimate of the amount that will be receivable from Telemar.

     There were no customer who contributed more than 10% of trade accounts receivable of the Company in 2003 and 2002, except for TELEMAR, the fixed service provider for the area that contributed approximately 20.3% and 13.9% of such account in 2003 and 2002, respectively, mainly in relation to interconnection charges.

     Changes in the allowance for doubtful accounts are as follows:

	2003	2002	2001
Beginning balance	14,644	11,605	11,394
Provision charged to selling expense	11,701	13,311	13,186
Write-offs	(11,911)	(10,272)	(12,974)

Ending balance	14,434	14,644	11,606

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

14. Deferred and recoverable taxes

	2003	2002
Federal income tax	3,103	16,266
Social contribution tax	13,095	11,587
Deferred tax assets (Note 10)	185,001	184,153
Recoverable state value-added tax	17,647	15,994
Withholding income tax	1,256	2,318
Other	589	462

	220,691	230,780

Current	18,586	32,744
Noncurrent	202,105	198,036

15. Inventories

	2003	2002
Cellular handsets	14,339	18,565
Materials	203	204
Provision for obsolescence	(1,608)	(985)

	12,934	17,784

     Reserve for obsolescence is calculated for cellular handsets which are considered to be obsolete or for slow moving inventories.

16. Prepaid expenses

	2003	2002
Prepaid expenses
Fistel fee	4,799	4,008
Advertising	2,617	—
Financial charges	496	821
Other	620	1,644

	8,532	6,473

Current	6,737	4,365
Noncurrent	1,795	2,108

17. Other assets

	2003	2002
Other assets
Recoverable advances	3,174	844
Credit with suppliers	6,366	—
Escrow deposit (Note 24)	3,028	1,873
Other	5,491	641

	18,059	3,358

Current	14,909	1,299
Noncurrent	3,150	2,059

     The balance of escrow deposits refer to Cofins deposits in the amount of R$2,334 (R$1,873 in 2002, Note 24) and others labor deposits.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

18. Property, plant and equipment, net

a. Composition

	2003			2002
			Net			Net
		Accumulated	Book		Accumulated	Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Construction-in-progress	59,874	—	59,874	48,991	—	48,991
Transmission equipment	413,462	(288,233)	125,229	398,146	(232,642)	165,504
Automatic switching equipment	123,261	(68,585)	54,676	109,232	(51,625)	57,607
Infrastructure	110,728	(44,723)	61,470	108,313	(33,335)	70,449
Handsets	65,017	(54,801)	10,216	57,460	(28,879)	28,581
Buildings	26,553	(4,718)	21,835	26,231	(3,664)	22,567
Software	67,305	(31,658)	35,647	59,559	(17,547)	42,012
Other assets	45,654	(26,663)	23,526	44,527	(20,221)	28,835

Total	911,854	(519,381)	392,473	852,459	(387,913)	464,546

     Starting on January 2003, the handsets useful lives were reduced from 36 to 18 months to better reflect current operational condition. Those change resulted in an increase in depreciation expense in the amount of R$ 15,467 compared to the prior year.

     In 2003, 2002 and 2001,financial expenses incurred on loans to finance the construction in progress, in the amount of R$1,121 (R$4,211 in 2002 and R$7,391 in 2001), were capitalized.

     On December 31, 2003 the Company had fixed assets pledged as collateral of lawsuits in the amount of R$11,564.

b. Depreciation rates

     The annual depreciation rates applied to property, plant and equipment are as follows:

	2003	2002
	%	%
Automatic switching equipment	14.29	14.29
Transmission equipment	14.29	14.29
Terminal equipment	66.67	33.33
Buildings	4.00	4.00
Infrastructure	4.00 - 14.29	4.00 - 14.29
Intangible assets	20.00	20.00
Other assets (excluding land)	10.00 - 20.00	10.00 - 20.00

c. Rentals

     The Subsidiaries rent equipment and real estate through a number of operating leases agreements that expire on different dates. Total annual rent expenses under these agreements was R$11,804 in 2003, R$18,483 in 2002 and R$17,193 in 2001.

     As of December 31, 2003, rental commitments primarily related to buildings. The future minimum rental payments under non-cancelable leases are as follows:

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

2004	1,686
2005	844
2006	394
2007	125
2008 and thereafter	98

Total minimum payments	3,147

19. Payroll and related accruals

	2003	2002
Accrued salaries and social securities charges	2,194	2,629
Accrued benefits	274	250
Income tax withheld	198	23

	2,666	2,902

20. Accounts payable and accrued expenses

	2003	2002
Amounts payable to suppliers	100,152	76,842
Technical assistance	23,323	23,865
Interconnection	4,547	5,578
Amounts due under SMP	16,479	—
Other	46	236

	144,547	106,521

21. Taxes other than taxes on income

	2003	2002
Value-added taxes (ICMS)	10,876	10,353
Other indirect taxes on operating revenues:
COFINS (tax on gross revenue)	4,430	3,310
PIS (tax on gross revenue)	3,535	3,051
FISTEL (regulatory charge)	2,141	646
FUST and FUNTEL (regulatory charges)	242	270
Other	452	—

	21,676	17,630

     In January 2000, the subsidiaries filed a lawsuit challenging the constitutionality of Law No. 9,718/98, and claiming the suspension of the difference arising from expanding the PIS and COFINS calculation bases. Of the accrued amounts of PIS, R$ 3,273 (R$ 2,752 on 2002), refers to the amount which has not been paid by the subsidiary Telebahia until November 2002 due to the changes imposed by the new law n° 10.637/02, related to the non-cumulativeness on the computation of PIS, effective in December 2002. The subsidiary Telebahia, as of this date, began paying the amounts due. The accrued amounts of COFINS of R$ 2,334 (R$ 1,873 on 2002) is being deposited in court by the subsidiary Telergipe, based on preliminary decisions that determined the suspension of the payments (Note 24), until a final decision is ruled.

22. Other current liabilities

	2003	2002
Salary premiums	2,917	2,108
Advances from customers – prepaid calling cards	3,047	2,559
Accrual for rewards program	1,985	3,639
Other	3,920	2,566

	11,869	10,872

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

23. Loans and financing

     a. Composition of Debt at December 31:

	Currency	Annual Charges	Maturity	2003	2002
	(1)
Financial institutions:
Citibank – OPIC	US$	3.0% + LIBOR	2004	36,115	88,332
Several – Resolution No. 63	US$	14.35%	2004 to 2005	28,892	82,943
		0.6875% - 2.5% +
NEC do Brasil S.A.	US$	LIBOR and 7.3%	2004 to 2005	4,059	8,215
European Investment Bank	US$	0.15% + LIBOR	2008	151,626	185,428
ABN Amro Bank Real	US$	0.4% + LIBOR	—	—	509
Accrued interest				1,545	4,129

				222,237	369,556

Current				68,582	99,665
Noncurrent				153,655	269,891

(1)	At December 31, 2003 and 2002, 1(one) US dollar has equivalent to R$2.8892 and R$3.5333, respectively.

     Loans from the European Investment Bank, Citibank and Resolution 63 refer to financing for the expansion and modernization of the cellular telephone network. The balances with NEC do Brasil S.A. refer to financing of equipment         .

     b. Maturities

     The long-term portion as of December 31, 2003 matures as follows:

December 31, 2003
2005	2,029
2008	151,626

Total	153,655

     c. Restrictive covenants

     The financing from Citibank – OPIC, European Investment Bank (BEI) and Resolution No. 63 (Bank Boston) have restrictive covenants, of which the main items are related to indebtedness levels, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and financial expenses, which have been fulfilled by the Company at December 31, 2003.

     d. Derivatives

     On December 31, 2003, the subsidiaries had outstanding currency swap contracts in the amounts of US$ 85,184 thousand (US$ 112,470 thousand on 2002), to hedge liabilities denominated in foreign currency. These swaps contain rates ranging from US$+1.7% a.a. to US$+27.8%a.a and maturities from January 5, 2004 to June 12, 2008.

     Until that date, the subsidiaries had recorded an accounting net loss of R$ 5,510 (and a gain of R$72,333 on 2002) related to its outstands derivative contracts represented by balance recorded as long-term assets in the amount of R$ 15,186 (R$64,582 in 2002) and a balance recorded under liabilities in the amount of R$ 20,696 of which R$ 16,512 is recorded on short-term and R$ 4,184 on long-term. On December 31, 2002 the subsidiaries had a balance recorded as short term assets in the amount of R$7,751.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     e. Guarantees

Bank	Guarantees
Citibank	Overseas Private Investment Corporation (OPIC) guarantee – only for politic risk
Bank Boston – Res. 63	Guarantee, aval
NEC do Brasil S.A	Guarantee, aval
European Investment Bank Telebahia	Commercial risk guaranteed by Banque Sudameris – Banca
Celular S.A. Telergipe Celular S.A.	Commerciale Italiana Commercial risk guaranteed by Banque Sudameris – Banca
Commerciale Italiana and aval.

24. Reserve for contingencies

     The Company is party to a number of lawsuits, related to labor, tax and civil claims. Management, based on external legal counsel’s opinion, has recognized a provision for those claims for which an unfavorable outcome is considered probable.

     Components of the reserves are as follows:

	2003	2002
Labor	1,761	1,662
Tax	1,978	1,653
Civil	2,181	1,743

	5,920	5,058

     The changes in the reserve for contingencies are as follows:

	2003	2002	2001
Beginning balance	5,058	4,802	5,221
Additional reserve	945	1,166	2,001
Payments	(83)	(910)	(2,420)

Ending balance	5,920	5,058	4,802

Tax lawsuits

     Probable Losses

     ISS

     Failure to withhold ISS due under tax substitution system

     This involves a tax assessment notice issued in the amount of R$ 5,538 by the Municipality of Salvador against Telebahia for failure to withhold Service Tax (ISS) due under tax substitution system from March to June 1998. Based on the opinion of the legal counsel, a partial accrual was recorded. The amount provisioned is approximately R$ 1,962.

     Other tax assessments

     The subsidiary Telebahia received tax assessment notices regarding various matters, totaling R$16.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     Possible loss

     Based on the Company’s external legal counsel tax advisors, the Company’s management believes that the probability of an adverse outcome relating to the claims described below is possible and consequently, a provision has not been recorded for these items.

     ICMS

     ICMS on activation and supplementary services

     In June 1998, CONFAZ (National Council of Fiscal Policy) approved ICMS Agreement No. 69/98, which, among other things, determined that beginning July 1, 1998 the amounts charged for cellular activation and other supplementary services be included in the ICMS tax basis. Agreement also determined that the ICMS could be applied retroactively on services provided within five years before June 30, 1998.

     Based on the aforementioned Agreement, two tax assessment notices were issued against Telebahia requiring payment of ICMS on cellular activation and other supplementary services in the total amount of R$ 9,516. Only one tax assessment notice, in the amount of R$ 504, was issued against Telergipe.

     According to legal counsel’s opinion, the management believes that this requirement is unconstitutional, since the ICMS taxation hypothesis was extended to administrative activities, with no relation to telecommunications services. In addition, the creation of new taxation hypotheses or change in calculation methodology that would result in tax burden increase could not be applied to facts that occurred before the Agreement came into effect.

     Management believes that the predecessors of its subsidiaries are liable for any tax liabilities arising from the retroactive levy of ICMS on revenues from activation fees accounted for in periods prior to 1998. No accrual has been recorded in the consolidated financial statements for the periods prior to 1998.

     Other tax assessments

     The subsidiaries Telebahia and Telergipe have received tax assessments totaling R$ 6,868, for: (i) failure to perform a reversal proportional to the ICMS credit referring to the acquisition of fixed assets, electric energy and communication services due to the providing of untaxed communication services; (ii) failure to reverse ICMS credits related to shipments of handsets as rental or loan for use; (iii) payment of ICMS outside the period from February to March 1998.

     ISS

     ISS on mobile network user tariff

     Based on the understanding that the assignment of use of telecommunications networks is a communication service subject to ICMS, and not rental of chattels, Telebahia was assessed by the Municipality of Salvador, which required payment of ISS on the mobile network user tariff (TUM). The amount involved is approximately R$ 39,742.

     Other tax assessments

     Tax assessment notices have been issued against Telergipe requiring: (i) payment of ISS on supplementary services in the period from February to December 1998; (ii) payment of ISS on caller identification in the period from July 2000 to October 2001. The amount involved is approximately R$ 58.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     PIS and COFINS

     Law No. 9718/98

     On November 27, 1998, the calculation of PIS and COFINS was changed by Law No. 9718, which (i) increased the COFINS rate from 2% to 3%, (ii) authorized a deduction of up to 1/3 of the COFINS amount from the CSLL amount, and (iii) indirectly increased COFINS and PIS due by the subsidiaries, requiring the inclusion of excess revenues in their tax bases.

     According to the Company’s external legal counsel, this increase is unconstitutional, since: (i) article 195 of the Brazilian Federal Constitution, in force at the date Law 9,718 was enacted, established that the PIS and COFINS tax would only be due on payroll, billing and profits; (ii) the Federal Government made use of an improper means to increase the rate of the PIS and the COFINS taxes, i.e., the increase was introduced through an ordinary law, instead of a complementary law.; (iii) the Government did not comply with the ninety-day term as from publication for the increase in tax rate to take effect.

     Both Telebahia and Telergipe have obtained decisions authorizing exclusion of excess revenues in their PIS and COFINS tax bases, as well as authorizing payment of COFINS to remain at the rate of 2% (two percent). These decisions, however, have been changed. Accordingly. Telebahia resumed payment of COFINS at the rate of 3% (three percent), including excess revenues in its tax basis. The amounts for which accruals were recognized during the period in which the injunction was in effect have already been paid.

     Telergipe resumed payment of COFINS at the rate of 3% (three percent), considering only revenue from the sale of handsets and from telecommunications services. Regarding other revenues, the amounts are being deposited in an escrow account.

     Telergipe resumed inclusion of excess revenues in the PIS tax basis, in accordance with Law No. 9718/98.

     Due to the changes introduced by Law No. 10,637/02, in December 2002 the subsidiary Telebahia began including excess revenues in the PIS tax basis.

     Hedges

     A COFINS tax assessment notice was issued to Telebahia, in reference to deductions for losses incurred in hedge operations in determining the COFINS tax basis, in the amount of R$5,882.

Labor and Civil

     The company is subject to a number of labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

     In the cases in which the chance of loss is classified as possible, the amount involved is R$ 8,948 for civil claims and R$ 2,324 for labor claims.

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

     Litigation Related to the Validity of the Minutes in the Prepaid Plans

     We are defendant in various lawsuits brought by the federal public prosecutor’s office and an association for consumers’ protection which challenge the imposition of an expiration date for the use of purchased prepaid minutes. The plaintiffs allege that any prepaid minutes should not have a time limitation for usage.

     Based on external counsel’s opinion, we do not believe that it will be resolved against our interests.

25. Pension and other postretirement benefit plans

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

     Due to the withdrawal of active participants in December 1999, the Subsidiaries individually sponsor a single-employer defined benefit plan (PBS Tele Leste Celular Plan), which covers approximately 1% of the Company’s employees. In addition to the supplementary pension benefit, a multi-employer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs Contributions to the PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor’s contribution represents 13.5% of the participating employees’ payroll, 12% of which is earmarked for PBS Tele Leste Celular Plan and 1.5 % for the PAMA Plan.

     For 89% of the subsidiaries’ employees, there is an individual defined contribution plan — Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Leste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Leste Celular Plan, as well as to all new hires. The Company’s contributions to the Visão Celular Plan are similar to those of the participants, varying from 0% to 7% of the contribution salary, according to the percentage opted for by the participant.

     For the period ended December 31, 2003, the subsidiaries did not contribute, (R$ 3 on 2002) to PBS Tele Leste Celular Plan, and contributed the amount of R$ 507 (R$ 692 on 2002) to Visão Celular Plan.

     As permitted by CVM Instruction N°. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities of its benefit plans directly in shareholders’ equity as of December 31, 2001, net of related tax effects. On December 31, 2003 and 2002, the Company recognized the actuarial liabilities of its benefit plans directly as expense of the year. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans’ positions as of November 30, 2003 and November 30, 2002, respectively. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan’s assets was made in accordance with the Company’s actuarial liabilities, in comparison with the plan’s total liabilities.

     The status of the plan was as follows:

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Plan	2003	2002
PBS Visão Telebahia / Telergipe	(420)	140
PAMA Telebahia / Telergipe	270	261
PBS-A Telebahia / Telergipe	(407)	(440)

Subtotals – consolidated	(557)	(39)
Non-recorded surplus plans	827	440

Accrued Benefits obligations on December, 31	270	401

     a) Reconciliation of funded status:

	December 31, 2003
	PBS/Visão (i)	PAMA	PBS-A
	Telebahia/Telergipe	(ii)	(ii) (iii)
Projected benefit obligation	1,742	616	2,092
Fair value of plan assets	2,162	346	2,499

Funded status	(420)	270	(407)

	December 31, 2002
	PBS/Visão (i)	PAMA	PBS-A
	Telebahia/Telergipe	(ii)	(ii) (iii)
Projected benefit obligation	1,767	469	1,766
Fair value of plan assets	1,627	208	2,206

Accrued (prepaid) pension cost	140	261	(440)

(i)	Even though the Visão Telebahia and Telergipe plans are defined contribution plans, there is an actuarial risk of death and disability of participants, which is beared by the sponsor, requiring an actuarial estimate of those risks.

(ii)	Refers to proportional participation of Telebahia and Telergipe in assets and liabilities of the multi-sponsored plan – PAMA and PBS-A.

(iii)	While though PBS — A has a surplus as of December 31, 2003 and 2002, no assets were recognized by the sponsor, due to the legal impossibility of reimbursement of this surplus and the fact that as a non-contributory plan, reduction of contributions by the sponsor in the future is precluded .

     b) Total net periodic costs recognized in the statements of operations.

	December 31, 2003
	PBS/Visão
	Telebahia/
	Telergipe	PAMA	PBS-A
Service cost	147	5	192
Interest cost	169	52	—
Expected return on assets	(162)	(29)	(309)
Employees’ contributions	(6)	—	—

	148	28	(117)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	PBS/Visão
	Telebahia/Telergipe	PAMA	PBS-A
Service cost	117	—	188
Interest cost	143	37	—
Expected return on assets	(144)	(11)	(259)
Employees’ contributions	(1)	—	—

	115	26	(71)

     c) Changes in the accrued (prepaid) costs

	PBS/Visão
	Telebahia/Telergipe	PAMA	PBS-A
Accrued costs as of December 31, 2002	140	261	(440)
Net periodic cost	148	28	(117)
Employers’ contributions in 2003	(87)	(1)	—
Actuarial (gains) losses during the year	(621)	(18)	150

Accrued prepaid costs as of December 31, 2003	(420)	270	(407)

	December 31, 2002
	PBS/Visão
	Telebahia/Telergipe	PAMA	PBS-A
Accrued pension cost as of December 31, 2001	254	426	(135)
Net periodic cost	115	26	(71)
Employers’ contributions in 2002	(96)	(1)	—
Recognized gain (loss) for the years	(133)	(190)	(234)

Accrued pension cost as of December 31, 2002	140	261	(440)

     d) Changes in benefit obligation

	December 31, 2003
	PBS/Visão
	Telebahia/Telergipe	PAMA (i)	PBS-A (i)
Benefit obligation as of December 31, 2002	1,767	469	1,766
Service cost	147	5	—
Interest cost	169	52	192
Benefits paid in the year	(48)	(26)	(159)
Actuarial (Gains) losses of the year	(293)	116	293

Benefit obligation as of December 31, 2003	1,742	616	2,092

	December 31, 2002
	PBS/Visão
	Telebahia/Telergipe	PAMA	PBS-A
Benefit obligation as of December 31, 2001	1,498	628	1,723
Service costs	117	—	—
Interest cost	143	37	188
Benefits paid in the year	(43)	(17)	(145)
Actuarial (Gain) losses of the year	52	(179)	—

Benefit obligation as of December 31, 2002	1,767	469	1,766

     e) Changes in plan assets

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	December 31, 2003
	PBS/Visão	PAMA	PBS-A
	Telebahia/Telergipe	(i)	(i)
Fair value of plan assets as of December 31, 2002	1,627	208	2,206
Benefits paid in the year	(48)	(26)	(159)
Sponsors’ contribution in the year	96	1	—
Return on plan assets in the year	487	163	452

Fair value of plan assets as of December 31, 2003	2,162	346	2,499

	December 31, 2002
	PBS/Visão
	Telebahia/Telergipe	PAMA	PBS-A
Fair value of plan assets as of December 31, 2001	1,244	202	1,858
Benefits paid in the year	(43)	(17)	(145)
Sponsors’ contribution in the year	96	1	—
Income from plan assets in the year	330	22	493

Fair value of plan assets as of December 31, 2002	1,627	208	2,206

     f) Actuarial Assumptions

	December 31, 2003
	PBS/Visão
	Telebahia/Telergipe	PAMA	PBS-A
Discount rate for determining projected benefit obligation	11.30% p.a.	11.30% p.a.	11.30% p.a.
Plan assets expected return rate	11.83% p.a.	11.30% p.a.	14.45% p.a.
Salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Long term inflation rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical costs increase rate	Not applicable	8.15% p.a.	Not applicable
Benefits increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality rate	UP84 with one year severity Segregated by sex	UP84 with one year severity	UP84 with one year severity
Disability mortality rate	IAPB-57	—	—
Disability rate	Mercer disability	Mercer disability	Not applicable
% of married active participants on retirement date	95%	—	—
Number of Plan active participants	—	4	—
Number of Plan assisted + beneficiaries	—	17	7
Number of PBS Plan active participants Telebahia/Telergipe	4	—	—
Number of Visão Plan active participants Telebahia/Telergipe	7	—	—
Number of PBS Plan active participants Telebahia/Telergipe	383	—	—

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	December 31, 2002 (*)
	PBS/Visão
	Telebahia/Telergipe	PAMA	PBS-A
Discount rate for determining projected benefit obligation	10.24% p.a.	11.30% p.a.	11.30% p.a.
Plan assets expected return rate	10.24% p.a.	14.45% p.a.	14.45% p.a.
Salary increase rate	6.08% p.a.	8.15% p.a.	8.15% p.a.
Long term inflation rate	4.00% p.a.	5.00% p.a.	5.00% p.a.
Medical costs increase rate	Not applicable	10.62% p.a.	Not applicable
Benefits increase rate	4.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality rate	GAM-71	GAM-71	UP84 with one year severity
Disability mortality rate	RRB1944	UP84 with one year severity	—
Disability rate	RRB1944	Mercer	Mercer
% of married active participants on retirement date	95%	—	—
Number of Plan active participants	—	4	—
Number of Plan assisted + beneficiaries	—	14	7
Number of PBS Plan active participants Telebahia/Telergipe	4	—	—
Number of Visão Plan active participants Telebahia/Telergipe	7	—	—
Number of PBS Plan active participants Telebahia/Telergipe	509	—	—

(*) In 2002 was used nominal rate.

26. Shareholders’ equity

a. Share capital

     Capital subscribed and paid-in at December 31, 2003 was represented by the following shares, without par value:

	Common	Preferred	Total
As at December 31, 2003 (in thousands)	166,008,044	313,436,995	479,445,039
Treasury shares (in thousands)	(252)	(50,903)	(51,155)

Outstanding as at December 31, 2003	166,007,792	313,386,092	479,393,884

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

b. Treasury Stock

     The purpose of these shares’ acquisition is to reimburse dissident shareholders for the shares in the custody of the Brazilian Clearing and Depository Corporation (CBLC), in the merger of Tele Leste Celular Participações S.A., and are comprised of 50,903,277 preferred shares and 252.498 common shares. The average acquisition cost was R$ 0.00068 per share and the minimum and maximum costs are R$ 1.49 and R$ 1.60, respectively. These shares’ market value, considering the average quotation on the stock exchange, is R$ 0.74 and R$ 0.81 as of December 31, 2003.

c. Capital reserves

     Special reserve — Goodwill

     This reserve represents the formation of a special reserve for goodwill as a result of the Corporate restructuring (see Note 30). According to CVM Instruction No. 319, of December 3, 1999, this reserve shall be used in future capital increases on behalf of the controlling shareholder (Iberoleste Participações S.A.) whenever the amortization of the goodwill paid in the acquisition of the Company results in a reduction of income tax and social contribution liabilities.

     Fiscal Incentive

     Comprised of income tax reduction incentives, which are converted into investment certificates.

d. Income reserves

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

     Special reserve for expansion and modernization

     This reserve was recognized to cover expansion and modernization of the installations and services of the subsidiaries. Formation of this reserve was approved on March 9, 2000. Under the terms of Article 189 of Brazilian corporate law, in December 2001, a portion (R$6,708) of this reserve was offset against retained earnings to be distributed as part of dividends and to offset prior year adjustments generated by the recognition of liabilities related to the pension plan. Finally, in 2003 and 2002 a portion of R$6,422 and R$2,508, respectively, of this reserve was offset against the net loss.

e. Dividends

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

     Pursuant to its by-laws, management did not propose any dividends to be approved at the Shareholders’ Meeting for the year ended December 31, 2003 and 2002.

     The amount of R$489 and R$526 with respect to dividends payable in 2003 and 2002, respectively, represent the remaining unclaimed balance of approved dividends relating to 2001.

27. Transactions with related parties

     The main transactions with unconsolidated related parties are as follows:

a)	Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve the companies owned by same controller group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A, Tele Centro Oeste Celular, Telems Celular, Telecom Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular e NBT. Part of these transactions were established based on contracts between Telebrás and the operating concessionaires before privatization and interconnection agreements. The terms of these transactions are regulated by ANATEL.

b)	Technical Assistance - due by subsidiaries to Telefónica Móviles S.A. for technical service, calculated based on a percentage of net revenue from services, monetarily restated based on currency variation. The amount of R$3,754 R$3,393 and R$7,562, excluding taxes and currency exchange, was recorded in operating expenses for the years ended December 31, 2003, 2002 and 2001, respectively.

c)	Corporate services - corporate services provided by other companies under common control are transferred to company at cost actually incurred in these services.

d)	Provision of call center services - by Atento Brasil S.A. to the users of the subsidiaries’ telecommunications services, contracted for 12 (twelve) months, renewable for an equal period of time.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     A summary of the balances and transactions with unconsolidated related parties, made under usual market conditions for these types of operations, is as follows:

	2003	2002
Current Assets
Accounts receivables	7,005	1,451
Current Liabilities
Technical assistance	23,323	23,865
Suppliers and Consignations	9,879	3,507

Revenue	2003		2002	2001
Revenue from telecommunication services	18,894	(a)	9,293	7,189

Telesp	16,256		34	83
Tele Sudeste and Subsidiaries	1,033		8,180	6,384
TCP and Subsidiaries	1,538		316	—
CRT	67		763	722
Recovery of expenses with JV apportionment	7,176	(c)	—	—

TCP and Subsidiaries	4,519		—
Tele Sudeste and Subsidiaries	1,761		—
CRT	896		—
Expenses
Sales expenses	11,793		8,945	7,427

Atento	11,793	(d)	8,945	7,427
Cost of sales and services	2,214	(a)	4,906	4,410

Tele Sudeste and Subsidiaries	931		4,142	3,633
CRT	83		364	356
TCP and Subsidiaries	1,140		388	—
Telesp	60		12	421
Expenses with JV apportionment	12,888	(c)	—	—

TCP and Subsidiaries	7,468		—
Tele Sudeste and Subsidiaries	4,987		—
CRT	433		—
General and administrative Expenses	3,959		10,265	12,526
DGLA (Latin America)	—	(c)	145	—
Telefónica Móviles S/A	3,754	(b)	3,393	7,562
Tele Sudeste	—	(c)	4,867	4,964
Telesp	205	(c)	1,860	—

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

28. Commitments

a. Capital expenditures

     The Subsidiaries have capital expenditure commitments related to the technical development and continuing expansion of telecommunication services. These commitments amount to approximately R$82.5 million as of December 31, 2003, which are expected to be disbursed during the year 2004.

b. Commitments to Anatel Goals

     The Company is subject to obligations concerning quality of services, network expansion and modernization. Failure to meet these obligations may result in fines and penalties until the Company complies with its obligations, as well as potential revocation of the concession.

     Commitments with ANATEL are being monitored by the subsidiaries. The Company believes that it is currently in compliance with its quality of service and expansion obligations

29. Management compensation

     The company paid, during the period of 2003, 2002 and 2001, management fees on the amount of R$354, R$576 and R$948, respectively , which were accrued as expenses.

30. Corporate restructuring

     On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

     The financial statements maintained for the Companies’ corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of December, 31 2003 and December, 31 2002, are demonstrated as follows:

	Balances as of	Partial spin-off		December 31, 2002	December 31, 2003
	Spin-off date	Telebahia	Telergipe	Consolidated	Consolidated
Balance sheet:
Goodwill - spun-off	376,316	(355,879)	(14,285)	251,868	219,699
Reserves - spun-off	(251,972)	238,282	9,571	(169,836)	(148,604)

Net effect equivalent to
Tax credit from corporate restructuring	124,344	117,597	4,714	82,032	71,095

Statements of income:
Goodwill amortization				32,169	32,169
Reversal of reserve				(21,232)	(21,232)
Tax credit				(10,937)	(10,937)

Net effect on income				—	—

     As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. The net amount of R$71,095 as of December 31, 2003 (R$82,032 as of December 31, 2002), which, in essence, represents the tax credit from the partial spin-off, has been classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 14).

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

31. Insurance

     The Company’s management has established policies to monitor inherent risks on its operations. Therefore, as of December 31, 2003, the Company have contracted insurance to cover operational risks, loss of income, civil liabilities, heath etc. Management believes that the insurance cover amount is sufficient to cover operating risks, civil liability, health, etc.. The main assets, responsibilities, or cover interest by insurance and the respective amount are shown bellow:

Classification	Coverage
Operating risks	US$	300 million
General civil liabilities		R$7,325
Vehicle fleet		R$1,000

32. Financial instruments and risk management

a. Risks considerations

     The subsidiaries Telebahia and Telergipe, which provide cellular communications services in the States of Bahia and Sergipe , under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

     The main market risks that Telebahia and Telergipe are exposed to on their activities are:

•	Credit Risk: originates from the difficulties in which these companies have in collecting the service charges for rendered services to their clients, including the sales of cellular handsets to the distribution networks.

•	Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted on floating rates, and involves financial expenses increase risk by unfavorable movement on interest rates (principally Libor and CDI).

•	Exchange Rate Risk: originates from the debt and the derivatives contracted on foreign currency and is related to potential losses on unfavorable movement on exchange rates.

     From the beginning, Telebahia and Telergipe have exercised an active position towards management of the various risks they are subjected to, by means of widespread initiatives, procedures and wide operational policies that permit a mitigation of the risks inherent to the exercise of their normal activities.

     Credit Risk

     Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to postpaid services.

     Tele Leste has 74.3%(71.9% on 2002) of its client basis participating on prepaid mode, which requires prepaid handset cards and not represent credit risk. Costumer’s indebtedness represented 3.2% of gross revenue in December 31, 2003 (2.3% on December 31, 2002).

     The credit risk related to cellular handsets sales is managed by the conservative politic for granting of credit, through updated management methods, which involves the “credit scoring”, technical application, balance analysis and commercial data basis consultation as well as the automatic control for sales authorization integrated to ERP software distribution system. Network distribution’s indebtedness represented about 0.5% of cellular handsets sales on 2003 (1.8% on 2002).

     The Company has established a uniform policy for dealing with delinquent customer accounts. Any suspension of service may be done only after providing notice to the customer. If a customer’s payment is more than 15 days past due, outgoing service is suspended, and if payment is more than 40 days past due, both

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

outgoing and incoming services are suspended until full payment for all outstanding charges is received. If a customer’s payment is more than 90 days past due, service is discontinued.

     Interest Rate Risk

     The Company is exposed to the risk of rises in interest rates, especially interest associated with the cost of Interbank Deposit Certificates (CDIs), due to liabilities in exchange rate derivative operations. As of December 31, 2003, these operations total R$ 251,625.

     Likewise, loans in foreign currency have interest rate risk associated with possible rises in foreign loans. As of December 31, 2003, these operations totaled R$ 187,741.

     Exchange Rate Risk

     Telebahia and Telergipe entered into derivative contracts in order to hedge their foreign currency loans from exchange rate variation. The related instruments used are “swaps”.

     As of December 31, 2003 and 2002, the Company’s net exposure to exchange rate risk, at book value, is as follows:

	2003	2002
	(Thousands	(Thousands
	of US$)	of US$)
Loans and financing	(76,920)	104,593
Other liabilities in foreign currency	(8,072)	6,754
Derivative positions — swaps	85,184	(112,470)

Overage (net exposure)	192	(1,123)

b. Derivative operations

     The table below shows book value and estimated market value of loans and financing and foreign currency liabilities, as well as derivative contracts as of December 31, 2003 and 2002:

	2003
			Gain (Loss)
	Book value	Market value	Unrealized
Loans and financing	(222,237)	(215,244)	6,993
Other liabilities	(23,323)	(23,323)	—
Derivative asset positions (exchange swap)	(5,510)	15,107	20,617

Total	(251,070)	(223,460)	27,610

	2002
			Gain (Loss)
	Book value	Market value	Unrealized
Loans and financing	(369,556)	(277,853)	91,703
Other liabilities	(23,865)	(23,865)	—
Derivative asset positions(exchange swap)	397,390	350,647	(46,743)

Total	3,969	48,929	44,960

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

c. Fair value of other financial instruments

     The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate and foreign currency information.

     Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

33. Telefónica Móviles Stock Plan

     In May, 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31, 2003. The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective exercise price.

     In accordance with the conditions of the Options Program for the shares of Telefónica Móviles S.A. (MOS Program), the Company’s employees failed to qualify due to said program’s basic premise, which is the holding by Telefónica Móviles S.A. of controlling interest in the company in which the employees are enrolled. Accordingly, on December 31, 2003 the existing options were settled in advance.

     The settlement value was calculated for 50% of the “C” series options considering the closing quotation on January 2, 2004 of Telefônica Móviles S.A. shares, translated at the average exchange rate on the payment date.

     Under BR CL, the Company is not obliged to account for the effects of the plan offered to the employees by the major stockholder and, therefore, no effects were recorded in the financial statements of the Company.

34. Summary of the differences between Brazilian and US GAAP

     The Companies’ accounting policies comply with generally accepted accounting principles in Brazil (“BR CL”). Accounting policies that differ significantly from generally accepted accounting principles in the United States of America (“US GAAP”) are described below:

     As discussed in Note 2.c., the Company changed the basis of presentation of these financial statements from the Constant Currency Method to BR CL in 2003. Under the Constant Currency Method, the effects of monetary restatement were recorded until December 31, 2000. This effect was not eliminated in the prior period reconciliations to US GAAP because the application of inflation restatement represented a comprehensive measure of accounting for the effects of Brazilian price-level changes. Under BR CL, the effects of monetary restatement are recorded until December 31, 1995. Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation presented below includes an adjustment to record monetary restatement up to December 31, 1997 (see Note 34.f.). The applicable prior period US GAAP adjustments have also been restated to reflect this change in basis of presentation. Following is a reconciliation of shareholders’ equity and net income under US GAAP as of December 31, 2002 and for the two years in the period ended December 31, 2002 between the originally reported amounts and the restated amounts.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	Shareholders’
	equity	Net income
	2002	2002	2001
US GAAP as originally reported	478,369	(71,246)	261
Effect of change in monetary restatement on US GAAP:
Adjustments	(55,393)	20,414	18,409
Interest tax on above adjustments	14,055	(5,180)	(4,568)
US GAAP as restated	437,031	(56,012)	(14,102)

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

     Also, until December 31, 1998, under BR CL as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans was credited to interest expense based on actual interest costs, with the balance relating to the Companies’ own capital being credited to capital reserves. For the three-year period ended December 31, 2003, the Company did not capitalize interest attributable to construction-in-progress at the rate of 12%; rather the actual effective interest related to construction-in-progress was used to determine capitalized interest.

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

	2003	2002	2001
Capitalized interest difference
US GAAP capitalized interest:
Interest capitalized during the period	1,615	5,392	7,842
Capitalized interest on disposals	(471)	(253)	(7)

	1,144	5,139	7,835
Less BR CL capitalized interest:
Interest capitalized during the period	(1,121)	(4,211)	(7,391)
Capitalized interest on disposals	485	272	8

	636	3,939	7,383

US GAAP difference	508	1,200	452

Amortization of capitalized interest difference
Amortization under BR CL	7,049	5,071	3,963
Capitalized interest on disposals	(280)	(251)	(4)

	6,769	4,820	3,959
Less amortization under US GAAP	(6,885)	(4,779)	(3,579)
Capitalized interest on disposals	272	234	3

	(6,613)	(4,545)	(3,576)

US GAAP difference	156	275	383

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

b. Proposed dividends

     Under BR CL proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders’ meeting. Under US GAAP, dividends are not accrued until they are formally declared.

     The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts must be included as dividends in the year they are proposed for US GAAP purposes.

c. Pension and other post retirement benefits

     The Subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administrated by Sistel and provide for the costs of pension and other postretirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of US GAAP, multiemployer plans are accounted for similar to defined contribution plans and consequently, the Company is required to disclose its annual contributions and funded status of those plans. The Subsidiaries also sponsor a single-employer defined pension benefit plan (PBS-Tele Leste). The provisions of SFAS No. 87, “Employees Accounting for Pensions,” for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 35).

     On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following differences:

•	A company that participates in a multiemployer defined benefit pension or postretirement benefit plan is required to recognize any assets or liabilities in respect to its participation in such plans, while US GAAP requires only the disclosure of funded status of those plans.

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to amortize such initial transition obligation as of December 31, 2001, directly to shareholders’ equity. Such option has been adopted by the Company. Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

•	Under BR CL, actuarial gains and losses are recorded in income when incurred up to the amount of pension liability recorded. Under U.S. GAAP, certain actuarial gains and losses are deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan.

     The effects of these different criteria for recognition of pension and other postretirement benefits on accrued pension (postretirement) benefit as of December 31, 2003 and 2002, are presented below:

	2003			2002
	US	BR	Accumulated	US	BR	Accumulated
Description	GAAP	CL	Difference	GAAP	CL	Difference
Active employees defined pension – PBS Tele Leste	547	—	547	467	140	327
Multiemployer health care plan – PAMA	—	270	(270)	—	261	(261)

Accrued pension (postretirement) benefit	547	270	277	467	401	66

d. Financial expense, net

     BR CL requires interest to be shown as part of operating income. Under US GAAP interest income (expense) would be shown after operating income.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

e. Permanent assets

     BR CL has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.

f. Monetary Restatement of 1996 and 1997

     The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for US GAAP purposes, has been recognized as an adjustment to income in the reconciliation to US GAAP. The loss related to monetary restatement on disposals of such assets is classified for US GAAP purposes as a component operating income.

g. Items posted directly to shareholders’ equity

     Under BR CL various items are posted directly to shareholders’ equity, which under US GAAP would be posted to the consolidated statements of operations. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statements of changes in shareholders’ equity. Since the original postings to the equity accounts would, under US GAAP, be made directly to the consolidated statements of operations, the adjustment is included in the reconciliation of the income differences between US GAAP and BR CL. Deferred income tax effects of indexation adjustments and fiscal incentives are adjusted in Company’s financial statements for US GAAP purposes.

h. Taxes on income

     The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS No.109, “Accounting for Income Taxes”, except with respect to social contribution rate adopted, as explained below:

•	Under BR CL, at December 31,1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law. Therefore, for 2001 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For 2003 and 2002, no difference related to the social contribution tax rate was considered as the provisional measure was approved in Law 10,637, as of December 30, 2002.

•	Under BR CL, the deferred taxes are presented gross. Under U.S. GAAP, the deferred taxes are presented net.

i. Earnings per share

     Under BR CL, net income (loss) per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share (“ADS”) is equivalent to fifty thousand of preferred shares.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

     Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

preferred stock dividends (a minimum of 6% of preferred capital or 10% higher than those attributed to common shares, whichever is higher, as defined in the Company’s by-laws) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is allocated to preferred shares 10% higher than that attributed to common shares on a pro rata basis. Total dividends are calculated as described in Note 26. On December 31, 2003, 2002 and 2001, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible transferred in the merger. The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares — diluted presented below. The number of shares issuable was computed considering the balance of the special premiums reserve (R$124,344 in 2003, 2002 and 2001 by corporate law) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) on the last 20 trading days of each year. Since the Company had net losses for the years ended December 31, 2003 and 2002, the Company did not pay any dividends for these years. Additionally, the contingently issued shares described above were not considered in the calculation of loss per share for the years ended December 31, 2003 and 2002 because the effect of the contingently issuable shares would have been anti-dilutive.

     The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Weighted average (thousand) common shares - basic	166,007,792	166,008,044	166,008,044

Weighted average (thousand) common shares - diluted	325,981,220	359,088,789	253,574,241

Weighted average (thousand) preferred shares basic and diluted	313,386,092	313,436,995	313,436,995

     The Company’s preferred shares are non-voting, except under certain limited circumstances, and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. In 2001, dividends of R$ 11,979 were paid only to preferred shareholders’.

j. Revenue Recognition

For U.S. GAAP, the Company recognizes service revenue as the services are provided. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Sales of handsets along with the related cost of the handsets are amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale.

(i) Value-added and other sales taxes

     Under BR CL, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net income (loss) or in shareholders’ equity. The impact of this difference under US GAAP was to increase both revenues and costs of services and goods by R$119,436, R$112,259 and R$90,922 for 2003, 2002 and 2001, respectively, for U.S. GAAP as compared to amounts reported under BR CL.

(ii) Deferred revenue sales of handsets

Under BR CL, revenues and costs related to handset sales, including applicable value added and other sales taxes, are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net income (loss) or in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$49,216, R$48,148 and

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

R$32,207 at December 31, 2003, 2002 and 2001, respectively. The impact of this difference under U.S. GAAP was to decrease both net revenues and cost of services and goods by R$798, R$16,211 and R$8,645 at December 31, 2003, 2002 and 2001, respectively.

k. Fistel fee

     Beginning in 1999, the Fistel (Telecommunication Inspection Fund) fee, assessed on each activation of a new cellular line, is being deferred and amortized over the customers’ estimated subscription period for BR CL. For US GAAP purposes, this tax would be charged directly to the consolidated statement of operations. Therefore, deferred Fistel taxes on activation fees at December 31, 2003, 2002 and 2001 is being adjusted in the reconciliation of the income differences between US GAAP and BR CL.

l. Computer software developed for internal use

     Under BR CL, the costs incurred during the computer software preliminary project stage are capitalized and amortized on a straight-line basis over a period of five to ten years. Under US GAAP, the costs incurred with computer software preliminary project stage must meet specific characteristics to be capitalized. The effect of these different criteria for capitalizing computer software is adjusted in the reconciliation of the income differences between US GAAP and BR CL.

m. Derivative instruments

     As mentioned in Note 23, the Subsidiaries have entered into foreign currency swap contracts for long-term agreements at various exchange rates, in the amount of US$85,184 thousands (US$112,470 thousands at December 31, 2002). Under BR CL, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date.

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

     For US GAAP purposes, the Subsidiaries have not designated their derivative as accounting hedges, as defined by SFAS No. 133, and consequently, the Subsidiaries derivative contracts. US GAAP requires that financial instruments of this nature be recorded at fair value with resulting changes in fair value recorded through earnings.

n. Purchase Accounting

     As described in Note 30, on November 29, 2000, the Holding Company acquired the minority interests in its Subsidiaries in a transaction involving the exchange of shares. Under BR CL, this transaction was recorded at the book value of the minority interests acquired. Under US GAAP, the acquisition of minority interests was recorded using the purchase method of accounting pursuant to APB 16, “Business Combinations,” and the related interpretations. Under US GAAP, the purchase price was determined based on the market price of the Holding Company’s shares for a reasonable period before and after the date the terms of the acquisition were agreed to and announced publicly. The excess purchase price over the book value of the minority interests

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

acquired was recorded based on management’s estimate of the fair values of the underlying assets and liabilities as follows:

Fixed assets	7,215
Subscriber base intangible asset	2,382
Concession	33,657
Deferred income tax effects	(14,274)

Excess purchase price under US GAAP	28,980

The subscriber base intangible asset is being amortized over the estimated contractual relationship with subscribers, representing a period of 48 months.

     The concession in being amortized based on the remaining concession period of the operating companies (until June 2008 for Telebahia Celular S.A. and December 2008 for Telergipe Celular S.A.).

o. Stock compensation — Telefónica Móviles Stock Plan

     As described in Note 33, in May, 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31, 2003. The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective exercise price.

     In accordance with the conditions of the Options Program for the shares of Telefónica Móviles S.A. (MOS Program), the Company’s employees failed to qualify due to said program’s basic premise, which is the holding by Telefónica Móviles S.A. of controlling interest in the company in which the employees are enrolled. Accordingly, on December 31, 2003 the existing options were settled in advance.

     The adjusted settlement value was calculated for 50% of the “C” series options considering the closing quotation on January 2, 2004 of Telefônica Moviles S.A. shares, converted after average exchange at the date of payment.

     Under BR CL, the Company is not obliged to account for the effects of the plan offered to the employees by the major stockholder and, therefore, no effects were recorded in the financial statements of the Company.

     Although the Telefonica Móviles, rather than the Company offered the shares to employees, under U.S. GAAP, the deemed compensation amount is “pushed down” to the Company in accordance with the number of shares purchased by each employee of Tele Leste Celular and its subsidiaries.

Reconciliation of the income differences between US GAAP and BR CL

	2003	2002	2001
Consolidated net loss under BR CL	(42,662)	(5,107)	6,020
Add (deduct):
Different accounting criteria for:
Amortization of monetary restatement of 1996 and 1997	(6,373)	(6,036)	(6,052)
Loss on disposal of assets monetarily restated in 1996 and 1997	(43)	(3)	(2)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	2003	2002	2001
Capitalized interest	508	1,200	452
Amortization of capitalized interest	156	275	383
Depreciation of donations	59	—	—
Purchase accounting:
Depreciation of fixed assets adjustment	(1,585)	(1,585)	(1,585)
Amortization of concession	(4,440)	(4,440)	(4,440)
Amortization of intangible assets	(600)	(600)	(600)
Pension and other postretirement benefits	(211)	(322)	(14)
Fistel fee	(790)	1,558	3,629
Computer software developed for internal use	711	(154)	(910)
Derivative instruments	67,360	(70,133)	17,018
Stock compensation — MOS Program	(407)	—	—
Deferred income tax effects of above adjustments	(18,159)	26,707	(2,601)
Difference in social contribution tax rate	—	2,628	2,804

US GAAP net income (loss)	(6,476)	(56,012)	14,102

Net income (loss) per thousand shares in accordance with US GAAP (in thousands)

	2003	2002	2001
Loss per share - Common shares (basic and diluted)	(0.01)	(0.12)	—

Weighted average (thousand) common shares - basic	166,007,792	166,008,044	166,008,044

Weighted average (thousand) common shares - diluted	166,007,792	166,008,044	166,008,044

	2003	2002	2001
Earnings (Loss) per share - Preferred shares (basic and diluted)	(0.01)	(0.12)	0.04

Weighted average (thousand) preferred shares basic and diluted	313,386,092	313,436,995	313,436,995

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Reconciliation of the shareholders’ equity differences between US GAAP and BR CL

	2003	2002
Total shareholders’ equity under BR CL	401,250	443,011
Add (deduct):
Different accounting criteria for:
Monetary restatement of 1996 and 1997	47,353	47,428
Amortization of monetary restatement of 1996 and 1997	(40,390)	(34,049)
Capitalized interest	(438)	(946)
Depreciation of capitalized interest	1,756	1,600
Donations for investments	(1,352)	(416)
Amortization of donations	59	—
Purchase accounting:
Fixed assets adjustment	7,215	7,215
Depreciation of fixed assets adjustment	(4,872)	(3,287)
Intangible assets	36,039	36,039
Amortization on intangible assets	(15,540)	(10,500)
Pension and other postretirement benefits	(277)	(66)
Fistel fee	(4,799)	(4,009)
Computer software developed for internal use	(615)	(1,326)
Derivatives instruments	20,617	(46,743)
Deferred tax effects of above adjustments	(15,217)	3,080

Total shareholders’ equity under US GAAP	430,789	437,031

Changes in shareholders’ equity in accordance with US GAAP

	2003	2002	2001
Shareholders’ equity under US GAAP as of ending of the year	437,031	502,839	488,737
Unclaimed dividends	—	2,183	—
Dividends approved during the year	—	(11,979)	—
Net income (loss) for the year	(6,476)	(56,012)	14,102
Purchase of treasury shares	(35)	—	—
Stock compensation — MOS program	269	—	—

	430,789	437,031	502,839

US GAAP supplementary information

     Reconciliation of operating income (loss) under BR CL
          to operating income (loss) under US GAAP-

	2003	2002	2001
BR CL operating income (loss)	(42,755)	(3,830)	9,067
Reversal of financial expense, net	30,286	32,811	24,111
US GAAP adjustments-
Amortization of monetary restatement of 1996 and 1997	(6,373)	(6,036)	(6,052)
Loss on disposal of assets monetarily restated in 1996 and 1997	(43)	(3)	(2)
Amortization of capitalized interest	156	275	383
Purchase accounting-
Depreciation of fixed assets adjustment	(1,585)	(1,585)	(1,585)
Amortization of subscriber base intangible asset	(600)	(600)	(600)
Amortization of concession	(4,440)	(4,440)	(4,440)
Deferred Fistel tax on activation fee	(790)	1,558	3,629
Computer software developed for internal use	711	(154)	(910)
Stock option compensation — MOS Plan	(407)	—	—
Pension and other postretirement benefits	(211)	(322)	(14)
Depreciation of donations	59	—	—

US GAAP operating income(loss)	(25,992)	17,674	23,587

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Reconciliation of net revenues and costs under BR CL
     to net revenues and costs under US GAAP-

	2003	2002	2001
BR CL net revenues	441,267	431,395	386,132
Reclassification to cost of services and goods sold taxes on sales	119,436	112,259	90,922
US GAAP adjustments-
Deferred revenues on handset sales, net of amortization	(798)	(16,211)	(8,645)

US GAAP net revenues	559,905	527,443	468,409

	2003	2002	2001
BR CL cost of services and goods	(256,259)	(241,362)	(202,342)
Reclassification from net revenues — taxes on sales	(119,436)	(112,259)	(90,922)
Reclassification from selling expense — Rewards program expense	—	(1,878)	(1,761)
US GAAP adjustments-
Amortization of monetary restatement of 1996 and 1997	(6,373)	(6,036)	(6,052)
Loss on disposal of assets monetarily restated in 1996 and 1997	(43)	(3)	(2)
Amortization of capitalized interest	156	275	383
Purchase accounting-
Depreciation of fixed assets adjustment	(1,585)	(1,585)	(1,585)
Amortization of subscriber base intangible asset	(600)	(600)	(600)
Amortization of concession	(4,440)	(4,440)	(4,440)
Deferred Fistel tax on activation fee	(790)	1,558	3,629
Stock option compensation — MOS Plan	(407)	—	—
Pension and other postretirement benefits	(211)	(322)	(14)
Deferred costs on handset sales, including taxes on sales, net of amortizations during the year	798	16,211	8,645
US GAAP cost of services	(389,190)	(350,441)	(295,061)

US GAAP gross profit	170,715	177,002	173,348

	2003	2002
Total assets	876,690	947,743

Property, plant and equipment	895,221	846,457
Accumulated depreciation	(529,679)	(406,572)

Net property, plant and equipment	365,542	439,885

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

35. Additional disclosures required by US GAAP

a. Pension and postretirement benefits

     A summary of the liability as of December 31, 2003 and 2002 for the Companies active employees defined benefit pension plan (PBS- Tele Leste) is as follows:

               Reconciliation of Funded Status

PBS — Tele Leste

	2003	2002
Accumulated benefit obligation:
Vested	769	806
Nonvested	692	677

Total	1,461	1,483
Projected benefit obligation	1,742	1,767
Fair value of plan assets	2,162	1,627

Funded status	(420)	140
Unrecognized gains	1,016	384
Unrecognized net transition obligation	(49)	(57)

Accrued pension cost	547	467

               Weighted-average assumptions used to determine benefit obligations

	2003	2002
Discount rate	11.30%	10.24%
Rate of compensation increase	7.10%	6.08%

               Disclosure of net periodic pension cost

	2003	2002
Service cost (net of employee contributions)	140	117
Interest cost on PBO	169	143
Expected return on assets	(162)	(124)
Amortization of initial transition obligation	8	8
Amortization of gains	12	(5)

Net periodic pension cost	167	139

               Weighted-average assumptions used to determine net cost

	2003	2002
Discount rate	10.24%	6,00%
Rate of compensation	6.08%	2.00%
Expected return on plan assets	10.24%	6.00%

               Change in accrued pension cost

	2003	2002
Accrued pension cost at beginning of year	467	424
Net periodic pension cost	167	139
Actual contributions	(87)	(96)

Accrued pension cost at end of year	547	467

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

               Change in benefit obligation

PBO
Benefit obligation at December 31, 2001	1,498
Service cost	118
Interest cost	143
Benefits payments and expenses	(43)
Liability experience loss (gain)	51

Benefit obligation at December 31, 2002	1,767
Service cost	147
Interest cost	169
Benefits payments and expenses	(48)
Liability experience loss (gain)	(293)

Benefit obligation at December 31, 2003	1,742

               Expected Cash Flows

               The expected employer contributions for 2004 are estimated to be R$2.

               Change in plan assets

	2003	2002
Plan assets at beginning of year	1,627	1,245
Actual contributions	96	101
Actual distributions and expenses	(48)	(43)
Actual return on plan assets	487	324

Plan assets at end of year	2,162	1,627

               Asset allocation

     The asset allocation for the Company’s pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category, follows.

		Percentage of Plan Assets
	Target Allocation for	at Year End
	2004	2003	2002
Asset category
Equity securities	4%	19%	12%
Loans	2%	1%	2%
Fixed income	94%	80%	86%

Total	100%	100%	100%

     The plan investment strategy is based on a long-term macroeconomic scenario. This scenario presents low Brazil’s risk, moderate economic growth, stable inflation and exchange rates, and moderate interest rates.

     The devised asset mix is the same for both plans (PBS and Visão) and is composed by fixed income, equities and loans. The fixed income target allocation ranges form 65% to 100%, equities target allocation is up to 35% and loans, up to 5%. The 2004 expected return for this mix is around 6.3% and 6.5%.

     The expected return on plan assets is the average after-tax return of each asset category weighted by target allocations. Asset categories returns are based on long-term macroeconomic scenarios.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     The actuarial assumptions used in 2003 and 2002 were as follows:

	2003	2002
Discount rate for determining projected benefit obligations	11.30%	10.24%
Rate of increase in compensation levels	7.10%	6.08%
Benefit adjustments	5.00%	4.00%
Expected long-term rate of return on plan assets	11.83%	10.24%
Inflation	5.00%	4.00%
Number of active participants — PBS — Tele Leste	4	4
Number of retirees and beneficiaries — PBS — Tele Leste	7	7

     A summary of the Sistel pension plan as of December 31, 2003 and 2002 for the multiemployer portion (inactive employees pension plan) — PBS-A, is as follows:

Pension benefit plan — PBS-A

	2003	2002
Funded status:
Accumulated benefit obligation Vested	3,484,245	2,922,542

Projected benefit obligation	3,484,245	2,922,542
Fair value of plan assets	4,163,102	3,650,789

Funded status	(678,857)	(728,247)

     A summary of the postretirement benefits plan (health care plan — PAMA), which remains as multiemployer plan, is as follows:

Health Care Plan — PAMA

	2003	2002
Funded Status:
Accumulated postretirement benefit obligation:
Active participants	25,678	46,107
Inactive participants	783,525	867,041

	809,203	913,148

Fair value of plan assets	456,509	405,732

Obligations in excess of plan assets	352,694	507,416

b. Intangible assets subject to amortization

     Following is a summary of the Company’s intangible assets subject to amortization under US GAAP:

	2003			2002
			Subscriber			Subscriber
	Software	Concession	base	Software	Concession	base
Gross	67,305	33,657	2,382	59,559	33,657	2,382
Accumulated amortization	(31,658)	(13,690)	(1,850)	(17,547)	(9,250)	(1,250)

Net	35,647	19,967	532	42,012	24,407	1,132

Aggregate amortization expense for the above intangible assets amounted to R$20,009, R$13,278 and R$9,416 for the years ended December 31, 2003, 2002 and 2001, respectively.

The estimated aggregate amortization expense for the next five years is as follows:

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Amount
2004	18,433
2005	17,901
2006	13,165
2007	4,440
2008	2,207

c. Concentration of risks

     The credit risk with respect to trade accounts receivable is diversified. The Companies continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to originate calls if any invoice is 15 days or more past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

     In conducting its businesses, Telebahia Celular S.A. and Telergipe Celular S.A. are fully dependent upon the cellular telecommunications concession [authorization] as granted by the Federal Government.

     Approximately 15% of all employees are members of state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire on December, 2004.

     There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies’ operations.

d. New accounting pronouncements

FIN No. 46 — Consolidation of Variable Interest Entities — an interpretation of ARB No. 51

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

SFAS No. 132 (Revised 2003) — Employers’ Disclosures about Pensions and Other Postretirement Benefits

     In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic (Brazilian) plans beginning with fiscal years ending after December 15, 2003 and any foreign (non-Brazilian) plans beginning with fiscal years ending after June 15, 2004. The Company adopted SFAS 132R for all its plans in effect on Form 20-F for the year ending December 31, 2003, except for the information about the benefits

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

expected to be paid in each of the next five years, and in aggregate for the five fiscal year thereafter, which disclosure’s requirements will be effective for fiscal years ending after June 15, 2004.

SAB No. 104 – Revenue Recognition

     In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

EITF 00-21 — Accounting for Revenue Arrangements with Multiple Element Deliverables

     In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003 and will therefore first apply to the Company for any arrangements entered into from 1 April 2004. The adoption of this EITF had no impact on the Company’s financial position or results of operations.

EITF Issue No. 01-08 — Determining Whether an Arrangement Contains a Lease

     In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11 — Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

     In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In the opinion of our and Tele Leste’s management the adoption of this rule has not had an effect on net income or shareholders’ equity.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

     In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. In the opinion of our and Tele Leste’s management, the adoption of the rule has not had effect on net income or shareholders’ equity.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *