Form 20-F
period 2004-12-31
TELE LESTE CELULAR PARTICIPACOES
filed 2005-04-15
CIK 1066124

As filed with the Securities and Exchange Commission on April 15, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

Commission file number: 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

Tele Leste Cellular Holding Company
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 50,000 Preferred Shares	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. The number of outstanding shares as of December 31, 2004 was:

Title of Class	Number of Shares Outstanding

Common Stock	167,232,478,151
Preferred Stock	313,436,994,532

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

  Item 17        Item 18

Back to Contents

TABLE OF CONTENTS

Page

PART I

PART II

PART III

Back to Contents

INTRODUCTION

All references in this annual report to:

•	“1xRTT” are to 1x Radio Transmission Technology, the CDMA 2000 1x technology, which pursuant to the ITU (International Telecommunication Union) and in accordance with the IMT-2000 rules, is a 3G (third generation) technology;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing 50,000 shares of our non-voting preferred shares. On March 28, 2005 TLE approved a reverse stock split to occur at the ratio of fifty thousand (50,000) shares to one (1) share of each respective class. There will be no reverse split of ADRs in the United States of America. Only the ratio of shares to each ADR will be changed from the current ratio of fifty thousand (50,000) preferred shares per ADR to one (1) preferred share per ADR. Thus, there will be no fractional ADRs resulting from the reverse split, contrary to the effect of the transaction on the Brazilian shares. As of May 4, 2005, each ADR will represent one (1) preferred share;

•	“AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

•	“Anatel” are to Agência Nacional de Telecomunicações— ANATEL, the Brazilian telecommunication regulatory agency;

•	“Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Brazilian Corporate Law” is to Law No. 6,404 of December, 1976, as amended by Law No. 9,457 of May 1997 and by Law No. 10,303 of October 2001;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CDMA” are to Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“Customers” are to number of wireless lines in service;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“EV-DO” are to Evolution Data Optimized, a 3G technology, which provides data transmission at a speed up to 2.4 mbps in laptops or PDAs;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers;

•	“Real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“SMC” are to Serviço Movél Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by Anatel to provide mobile service in a specific frequency range;

i

Back to Contents

•	“SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by Anatel to provide mobile service in a specific frequency range;

•	“SMS” are to text messaging services for cellular handsets, which allow customers to send and receive alphanumerical messages;

•	“TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

•	“Telebrás” are to Telecomunicações Brasileiras S.A. — TELEBRAS;

•	“Tele Leste Celular Participações S.A.,” “Tele Leste Celular,” “Tele Leste,” “TLE,” “we,” “our” and “us” are to Tele Leste Celular Participações and its consolidated subsidiaries (unless the context otherwise requires);

•	“U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“Vivo” are to the brand used in Brazil in the operations of the companies that together constitute the assets of the joint venture between Portugal Telecom and Telefónica Móviles; and

•	“WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets.

          TLE’s subsidiaries are: Telebahia Celular S.A., or Telebahia, and Telergipe Celular S.A., or Telergipe.

          Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from Anatel.

PRESENTATION OF FINANCIAL INFORMATION

          Our consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or the Brazilian Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 34 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders’ equity. The consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

          Prior to 2003, we presented financial information in our annual report on Form 20-F using the price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council. Beginning with the fiscal year ended December 31, 2003, we changed to the Brazilian Corporate Law Method because we do not primarily rely on price-level accounting in reporting to investors and authorities in Brazil. For consistency, we have presented all of our financial information in this annual report, in accordance with the Brazilian Corporate Law Method. As a result, the financial information included in this annual report as of and for the year ended December 31, 2002 or for previous years is different from the information we presented in our annual report for the year ended December 31, 2002 or for previous years. See note 2 to our consolidated financial statements included herein.

FORWARD-LOOKING STATEMENTS

          Certain sections in this annual report, principally in “Item 3.D. Key Information—Risk Factors,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” contain information that is forward-looking, including, but not limited to:

•	statements concerning our operations and prospects;

ii

Back to Contents

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	quantitative and qualitative disclosures about market risks;

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts; and

•	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

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

iii

Back to Contents

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.     KEY INFORMATION

A.      Selected Financial Data

          The selected financial data as of and for the years ended December 31, 2004, 2003 and 2002, included in this annual report have been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto included elsewhere in this annual report and audited by Deloitte Touche Tohmatsu Auditores Independentes. The selected financial data as of and for the years ended December 31, 2001 and 2000 included in this annual report have been derived from our audited financial statements and notes thereto audited by Deloitte Touche Tohmatsu Auditores Independentes,which are not included in this annual report. See “Presentation of Financial Information” above for additional information.

          Our consolidated financial statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See note 34 to our consolidated financial statements for a summary of the differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2004 and 2003, and net income for the years ended December 31, 2004, 2003 and 2002.

          The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes there to included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

Back to Contents

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in thousands of reais, except dividend amounts)
Income Statement Data:
Brazilian Corporate Law Method
Net operating revenue	487,020	441,267	431,395	386,132	332,586
Cost of services and goods	(282,167)	(256,259)	(241,362)	(202,342)	(186,927)
Gross profit	204,853	185,008	190,033	183,790	145,659
Operating expenses
Selling expense	(147,104)	(145,010)	(116,404)	(97,766)	(92,013)
General and administrative expense	(57,861)	(49,335)	(46,753)	(55,405)	(44,997)
Other net operating income (expense)	(904)	(3,132)	2,105	2,559	13,407
Operating income (loss) before financial expense	(1,016)	(12,469)	28,981	33,178	22,056
Financial expense, net	(24,664)	(30,286)	(32,811)	(24,111)	(37,933)
Operating income (loss)	(25,680)	(42,755)	(3,830)	9,067	(15,877)
Net non-operating expenses	(1,942)	(661)	(1,601)	(560)	(1,416)
Income (loss) before minority interests and taxes	(27,622)	(43,416)	(5,431)	8,507	(17,293)
Income and social contribution taxes	(6,619)	754	324	(2,487)	5,963
Minority interests	—	—	—	—	1,872

Net income (loss)	(34,241)	(42,662)	(5,107)	6,020	(9,458)
Net income (loss) per thousand shares	(0.06)	(0.09)	(0.01)	0.01	(0.02)
Dividends per thousand preferred shares—R$	—	—	—	0.04	—
Dividends per thousand common shares—R$	—	—	—	—	—
Dividends per thousand preferred shares—US$	—	—	—	0.59	—
Dividends per thousand common shares—US$	—	—	—	—	—
U.S. GAAP
Net operating revenue	618,314	559,905	527,443	468,409	226,060
Operating income (loss)	(15,501)	(25,992)	17,674	23,587	26,515
Net income (loss)	(48,682)	(6,476)	(56,012)	14,102	(5,905)
Net income per thousand shares:
Common shares—basic	(0.10)	(0.01)	(0.12)	—	(0.01)
Common shares—diluted(1)	(0.10)	(0.01)	(0.12)	—	(0.01)
Weighted average number of Common Shares Basic (thousands)	167,130,190	166,007,792	166,008,044	166,008,044	146,939,973
Weighted average number of Common Shares Diluted (thousands)	402,146,857	325,981,220	359,177,299	253,574,241	146,939,973

Preferred shares—basic	(0.10)	(0.01)	(0.12)	0.04	(0.01)
Preferred shares—diluted	(0.10)	(0.01)	(0.12)	0.04	(0.01)
Weighted average number of preferred shares — basic and diluted (thousands)	313,386,092	313,386,092	313,436,995	313,436,995	251,047,912

(1)	As a result of a corporate restructuring completed in November, 2000, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit on the amortization of the intangible related to concession that was transferred in the merger. The numbers of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are included on the basis of purposes of calculating diluted earnings per share for the year ended December 31, 2000, 2001, 2002, 2003 and 2004. The potentially diluted shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for 2000, 2001, 2002, 2003 and 2004 as their effect would have been anti-dilutive.

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in thousands of reais, except when indicated)
Cash Flow Data:
Brazilian Corporate Law Method
Net cash provided by (used in) operating activities	28,067	126,238	204,781	151,591	51,168
Net cash used in investing activities	(99,154)	(65,926)	(76,296)	(115,896)	(133,870)
Net cash provided by (used in) financing activities	98,266	(82,144)	(76,201)	(122,762)	180,860
Increase (decrease) in cash and cash equivalents	27,179	(21,832)	52,284	(87,067)	98,158
Cash and cash equivalents at beginning of year	59,427	81,259	28,975	116,042	17,884

Cash and cash equivalents at end of year	86,606	59,427	81,259	28,975	116,042

Back to Contents

	December 31,

	2004	2003	2002	2001	2000

Balance Sheet Data:	(in thousands of reais)
Brazilian Corporate Law Method
Property, plant and equipment, net	389,685	392,616	464,546	496,899	472,766
Total assets	954,979	835,796	956,737	860,655	914,457
Loans and financing — current portion	52,319	68,582	99,665	54,331	124,670
Loans and financing — non current portion	261,769	153,655	269,891	231,922	226,164
Capital stock	306,375	305,396	305,396	305,396	305,396
Shareholders’ equity	374,524	401,250	443,011	445,519	451,926
Number of outstanding shares as adjusted to reflect changes in capital	480,618,118	479,393,884	479,445,039	479,445,039	479,445,039

U.S. GAAP
Property, plant and equipment, net	406,953	365,542	439,885	494,593	481,554
Total assets	979,741	876,690	947,743	929,366	972,480
Loans and financing — current portion	52,319	68,582	99,665	54,331	124,670
Loans and financing — non current portion	261,769	153,655	269,891	231,922	226,164
Capital stock	306,375	305,396	305,396	305,396	305,396
Shareholders’ equity	385,651	430,789	437,031	502,839	488,737
Number of outstanding shares as adjusted to reflect changes in capital	480,618,118	479,393,884	479,445,039	479,445,039	479,445,039

Exchange Rates

          Before March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

          Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. The floating market rate generally applied to transactions to which the commercial market rate did not apply. Prior to February 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, the Central Bank placed the commercial rate exchange market and the floating rate exchange market under identical operational limits, and financial institutions operating in the commercial market were authorized to unify their positions in the two different markets, which led to a convergence in the pricing and liquidity of both markets and a reduction in the difference between their respective rates.

          With the enactment of Resolution No. 3,265 dated March 4, 2005 by the National Monetary Council both markets were consolidated in to one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out in this single consolidated market (including the foreign exchange transaction to be entered into in case the guaranty rendered by the Company is enforced), through institutions authorized to operate in such market. The Brazilian government has yet to enact in its entirety the regulations applicable to the new foreign exchange market.

          Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political instability or other factors. In light of these factors, we cannot predict that the real will not depreciate or appreciate in value in relation to the U.S. dollar substantially in the future. In addition, exchange rate fluctuations may also affect our financial condition. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

Back to Contents

          The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar for the periods indicated, as reported by the Central Bank.

	Exchange Rate of R$ per U.S.$

Year ended December 31,	Low	High	Average (1)	Year-End

2000	1.723	1.985	1.830	1.955
2001	1.936	2.800	2.352	2.320
2002	2.271	3.955	2.931	3.533
2003	2.822	3.662	3.072	2.889
2004	2.654	3.205	2.917	2.654

Source: Central Bank of Brazil, PTAX.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per U.S.$

Month Ended	Low	High

October 31, 2004	2.824	2.885
November 30, 2004	2.731	2.859
December 31, 2004	2.654	2.787
January 31, 2005	2.625	2.722
February 28, 2005	2.562	2.632
March 31, 2005	2.629	2.765
April 30, 2005 (until April 13, 2005)	2.562	2.660

Source: Central Bank of Brazil, PTAX.

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

          In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	exchange control policies;

Back to Contents

•	internal economic growth;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policies (including reforms currently under discussion in the Brazilian Congress); and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

          Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2004, the general price index, or the IGP-DI (the Índice Geral de Preços — Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian foundation, reflected inflation of 12.13%, compared to 7.7% in 2003 and 26.4% in 2002. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected. In addition, high inflation generally leads to higher domestic interest rates and, as a result, the cost of servicing our real-denominated debt may increase. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets.

          Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

          The Brazilian currency has historically experienced frequent devaluations. The real devalued against the U.S. dollar by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. However, the economic policies initiated by the Brazilian government in 2003 have helped to restore confidence in the Brazilian market. This, coupled with the U.S. dollar devaluation in the international market, has resulted in an appreciation of the real against the U.S. dollar of 18.2% in 2003 and 8% in 2004. However, there is no guarantee that this trend will continue or that the exchange rate will remain at current levels. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

          As of December 31, 2004, we had R$314.1 million in total debt, all of which was denominated in U.S. dollars. As of December 31, 2004, we had foreign currency derivatives in place to cover 100% of our U.S. dollar-denominated debt and U.S. dollar-linked obligations. Also, significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. At the same time, while we may derive income from derivative transactions denominated in foreign currencies, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

Back to Contents

          Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

          The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. Adverse developments in other emerging market countries could also lead to a reduction in both demand and the market price for our preferred shares and ADSs.

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

          Our results may be affected in the medium- or long-term as a result of the new SMP rules.

          In 2002, Anatel changed the SMP regime (first enacted in December 2000), thus encouraging companies operating under the SMC system to migrate to the SMP system. Under the SMP regime, we no longer receive payment from our customers for outbound long-distance traffic, but we receive payment for the use of our network, in accordance with the network usage remuneration plan. Although the new regime has not had a significant impact on our operations to date, we cannot assure that in the future the interconnection fees that we will receive from long-distance operators will compensate us for the revenues that we would have received from our customers for outbound long-distance traffic.

          Until June 30, 2004, SMP service providers could choose to establish a price cap or freely negotiate their interconnection charges. After that date, free negotiation has been the rule subject to Anatel regulations.

Back to Contents

          In addition, under the SMP regime, an SMP cellular operator will pay for the use of another SMP cellular operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule will remain in effect until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic we terminate for other SMP cellular operators exceeds the traffic they terminate for our company, our revenues and results of operations may be adversely affected.

          Anatel submitted to public comment new regulations on interconnection rules. The public comment period ended on October 18, 2004, and we have presented our arguments against some of the proposals that may have adverse effect on our results. Anatel will decide whether to issue a new regulation and on its content. If these regulations take effect, they may negatively affect our revenues and results of operations.

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

          There is substantial competition in the telecommunications industry. We compete not only with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of mobile services for these other services.

          We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our marketing techniques, as well as on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors. To the extent that we do not keep pace with technological advances, or fail to timely respond to changes in competitive factors in our industry, we could lose a portion of our market share or experience a decline in our revenue. Competition from other mobile communications service providers in the region in which we operate may also affect our financial results by causing, among other things, the rate of our customer growth to decline and forcing us to decrease tariff rates and increase selling expenses. This could have a material adverse effect on our results of operations.

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

          A high rate of customer turnover and/or a decrease in our rate of customer growth could adversely affect our results of operations as well as our competitive position. The rate of customer turnover may be the result of several factors, including limited network coverage and lack of sufficient reliability of our services, as well as increased competition in the region in which we operate and the economic conditions in Brazil.

Back to Contents

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

          The advent of new products and technologies could have a variety of consequences for us. These new products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, requiring investment in new technology. The cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our ability to fund the upgrading may depend on our ability to obtain additional financing.

          Our controlling shareholders have a great deal of influence over our business.

          As of December 31, 2004, PT Móveis SGPS, S.A. and Telefónica Móviles, S.A., our principal shareholders, owned, directly and indirectly, approximately 68.66% of our common shares and 50.58% of our total capital. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiaries, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. In addition, as Portugal Telecom and Telefónica Móviles share their participation in us equally, any disagreement or dispute between them may have an impact on the decision-making capabilities of our management.

          The wireless industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

          Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites which in turn may delay the expansion and may affect the quality of our services. Anatel published on July 2, 2002 Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government is developing specific legislation for deployment of radio frequency transmission stations that will supersede the existing state and municipal laws. The new laws may create additional transmission regulations which, in turn, could have an adverse effect on our business.

Risks Relating to Our Preferred Shares and Our ADSs

          Our preferred shares and our ADSs generally do not have voting rights.

          In accordance with Brazilian Corporate Law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10.B. Additional Information—Memorandum and Articles of Association.”

          Holders of the ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

          Holders of our ADSs may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

Back to Contents

          In the limited circumstances in which holders of the ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote our preferred shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and they will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

          You might be unable to exercise preemptive rights with respect to our preferred shares unless there is a current registration statement in effect that covers those rights or unless an exemption from registration applies.

          You will not be able to exercise the preemptive rights relating to our preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or unless an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights see “Item 10. Additional Information.”

          An exchange of ADSs for preferred shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

          The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689 of the Central Bank of Brazil, dated January 26, 2000, known as Resolution 2,689 issued by BACEN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

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

          Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

          Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Brazilian Corporate Law.

          Our corporate affiliates are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Back to Contents

          Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage.

          Exchange controls and restrictions on remittances abroad may adversely affect holders of the ADSs and the underlying preferred shares.

          Brazilian law provides that whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian of the preferred shares underlying the ADSs or holders who have exchanged the ADSs for the underlying preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our preferred shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.

          Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

          Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law. Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

          Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

          Holders of the ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

          We are organized under the laws of Brazil, and most of our directors and executive officers and our independent public accountants reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Back to Contents

          Actual or anticipated sales of a substantial number of preferred shares could decrease the market prices of our preferred shares and the ADSs.

          Sales of a substantial number of our preferred shares could negatively affect the market prices of our preferred shares and the ADSs. If, in the future, existing or future holders of preferred shares make substantial sales of shares, the market price of our preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

          Holders of the ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

          Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a new Brazilian law provides that, commencing on February 1, 2004, “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have recently issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing preferred shares, which are issued by the depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

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

ITEM 4.     INFORMATION ON THE COMPANY

A.      Our History and Development

General

          We are incorporated under the laws of the Federative Republic of Brazil under the name Tele Leste Celular Participações S.A. We have the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian Corporate Law. Our principal executive offices are located at Av. Silveira Martins 1036, Cabula, 41150-000 Salvador, Bahia, Brazil. Our telephone number is +55 71 387-7620, our facsimile number is +55 71 387 7602 and our website is www.vivo.com.br. The information on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, NY 10011.

          We are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telebahia Celular and Telergipe Celular, according to market share data published by Anatel.

          The chart below shows the major companies in our ownership structure as of December 31, 2004.

Back to Contents

Telebrás and the Privatization

          Tele Leste was created as a result of a restructuring of Telebrás in 1998. Before 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, known as the predecessor companies, and collectively known as the Telebrás System, were created, acquiring almost all of the telecommunications companies in Brazil, and creating a near monopoly over the provision of public telecommunications services in Brazil.

          In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System. In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, 12 new holding companies. Virtually all of the predecessor companies’ assets and liabilities were allocated to new holding companies, which we refer to as the new holding companies. Tele Leste was one of the new holding companies. Tele Leste was allocated all of the share capital held by Telebrás in Telebahia and Telergipe, the cellular operating companies that had provided cellular telecommunications service in the states of Bahia and Sergipe, respectively since 1993. The Brazilian government’s common shares of Tele Leste’s capital stock were purchased by a consortium comprising Iberdrola Investimentos Sociedade Unipessoal Ltda., an equity investment company controlled by Iberdrola S.A., or Iberdrola (62%), and Telefónica Internacional S.A., a subsidiary of Telefónica S.A. which focuses in telecommunications investments outside of Spain (38%).

Back to Contents

Purchase of Shares from Iberdrola

          On April 5, 2001, Telefónica S.A. and Iberdrola S.A. signed an agreement through which Telefónica S.A. agreed to acquire all the Iberdrola group’s shareholdings in the Brazilian telecommunications operators in which both groups held interests. As a consequence, Telefónica S.A. acquired all the capital stock held directly and indirectly by the Iberdrola group in our capital. In exchange, Iberdrola received shares of Telefónica S.A. In May 2002, Telefónica S.A. contributed its equity interest in us to its affiliated company Telefónica Móviles S.A.

Brasilcel

          TLE is controlled by Brasicel N.V., or Brasicel. On January 23, 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a mobile services company in Brazil that would aggregate all of their investments in cellular telecommunications businesses to the extent permitted under Brazilian law. In December 2002, Anatel approved the joint venture between Portugal Telecom and Telefónica Móviles. This joint venture, named Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, has 40.5% of the total market in Brazil, with 26.5 million users at December 31, 2004, according to market share data published by Anatel. Its operations cover an area of approximately 130 million inhabitants, or 73% of the Brazilian population, and approximately 83% of its GDP. Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis.

          In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in:

•	Telesp Celular Participações S.A., which controls an A Band operator in the state of São Paulo and Global Telecom, a B Band operator in the states of Paraná and Santa Catarina, and Tele Centro Oeste Celular Participações S.A.;

•	Tele Leste Celular Participações S.A., which controls A Band operations in the states of Bahia and Sergipe;

•	Tele Sudeste Celular Participações S.A., which controls A Band operators in the states of Rio de Janeiro and Espírito Santo; and

•	Celular CRT Participações S.A., which controls an A Band operator in the state of Rio Grande do Sul.

Vivo

          All of the operating companies participating in the joint venture between Portugal Telecom and Telefónica Móviles, named Brasilcel, have been operating under the brand name “Vivo” since April 2003. Consolidation of a unified commercial model for the whole country centered on the Vivo brand, substituting the different brands under which the different companies offered their services in their respective states. The common commercial strategy of Vivo is to increase their customer base as well as revenues, by retaining customers as well as maintaining their distribution channels. The launching of the Vivo brand was accompanied by loyalty programs and other measures designed to contribute to the success of the commercial strategy.

Back to Contents

VTO—Voluntary Public Tender Offer

          On October 8, 2004, Brasilcel concluded its public tender offer for the acquisition of up to 16,723,247,000 of our common shares and 92,499,407,000 of our preferred shares. The number of tendered shares exceeded the maximum number to be acquired by Brasilcel. As a result, each shareholder that tendered shares received 0.3403 common shares and 0.4250 preferred shares for each share tendered.

          After the VTO, Brasilcel held, directly and indirectly, 50.58% of our total capital stock represented by 68.66% of our common shares and 40.94% of our preferred shares.

Capital Expenditures

          The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer, the offering of new services and the development of information systems.

          The following table sets forth our capital expenditures for the periods presented:

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Automatic switching equipment	39.2	12.2	4.8
Transmission equipment	27.7	16.5	16.3
Real estate		0.1	5.4
Information technology	6.1	8.5	8.1
Others(1)	30.5	33.9	42.5

Total capital expenditures	103.5	71.2	77.1

(1)	Consisting primarily of free handset rentals, network constructions, furniture and fixtures, office equipment, and store layouts.

          We anticipate that our capital expenditures for 2005 will be approximately R$90.9 million. We intend to fund these capital expenditures mostly with cash generated from operations and by issuing additional debt. See “Item 5.B. Liquidity and Capital Resources.”

B.      Business Overview

Overview

          According to market share data published by Anatel, we are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telebahia Celular and Telergipe Celular in the Brazilian states of Bahia and Sergipe, respectively, referred to in this annual report as our Region. At December 31, 2004, we had 1,320,791 customers. Our net operating revenues in 2004, 2003 and 2002 were as follows:

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Telebahia Celular	405.2	370.6	357.4
Telergipe Celular	106.1	84.2	82.7
Intercompany eliminations	(24.3)	(13.5)	(8.7)

Total	487.0	441.3	431.4

          We provide mobile telecommunications services on a frequency range known as A Band in Region I of the General Authorization Plan—PGA, which covers 31% of the municipalities and 68% of the population of our Region. At December 31, 2004, we had approximately 1,321 thousand lines in service, a 17.3% increase from the end of the previous year, and a market share of approximately 42% in our Region, a decrease of 13% from the end of the previous year.

Back to Contents

Our Operations

          The following table sets forth information on our cellular telecommunications base, coverage and related matters at the dates and for the periods presented.

	Year ended December 31,

	2004	2003	2002

Cellular lines in service at year-end	1,320,791	1,126,244	972,729
Contract customers	293,097	290,798	299,376
Prepaid customers	1,027,694	835,446	673,353
Customer growth during the year	17.3%	16.4%	18.3%
Churn(1)	35.3%	34.3%	25.5%
Estimated population of region at year-end (million)(2)	15.5	15.4	15.1
Estimated covered population at year-end (million)(3)	10.5	10.5	9.5
Percentage of population covered at year-end(4)	68%	68%	63%
Penetration at year-end(5)	20.1%	13.4%	10.6%
Percentage of municipalities covered	31.3%	30.6%	29.4%
Average monthly minutes of use per customer(6)	89	106	101
Estimated market share(7)	42.3%	55.2%	60.4%

(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística—IBGE.

(3)	Number of people within our Region that can access our cellular telecommunications signal.

(4)	Percentage of the population in our Region that can access our cellular telecommunications signal.

(5)	Number of cellular lines in service in our Region including those of our competitors, divided by the population of our Region.

(6)	Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the average of lines in service during the relevant year (includes roaming in and excludes roaming out).

(7)	Estimate based on all lines in service in our Region at year end.

Our Services

          We provide cellular telecommunications services using both digital and analog technologies. Our network provides both CDMA digital service and AMPS, or analog services. All our services are provided in the frequency of 850 MHz.

          We provide voice and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, text messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through either PCMCIA cards (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed standardized small, credit card-sized devices, called PC Cards) designed to connect compatible PDA’s (Personal Digital Assistant, a handheld device that combines computing, telephone, fax, Internet and networking features) and laptops or cellular phones by cable connection that offers to corporate subscribers secure access to their intranet and office resources. We also offer some new services like Multimedia Message Service, MExE (Mobile Execution Environment) that enable the handset to download applications and execute them at the mobile and a user interface with icons at the handset to identify the main services, such as Voice Mail, Downloads, text messaging (SMS), for a friendlier access to our services.

Back to Contents

          In addition, in 2004 we launched:

•	“Vivo Direto” service — this service allows users to make individual and group calls;

•	“Vivo Encontra” (LBS) — a group of Location Based Services, including “Vivo Localiza,” using gpsOne as a location technology a service that allows users to locate each other;

•	“Vivo Aqui Perto” — a city-guide application;

•	“Vivo Agenda” (Synchronized Agenda) — this service allows users to back up their contact lists and to recover any information lost in case of robbery or loss;

•	“Vivo em Ação” — an alternative-reality game that encourages the client to use different ancillary services;

•	“Vivo Avisa” — this service makes the client aware of calls missed when their phone is unavailable;

•	“Olho Vivo” (video monitoring) — (launched in March 2004), this was the first monitoring application in Brazil. Subscribers can see real-time images of a webcam connected to a PC through their personal mobile at a rate of 4 frames per second; and

•	“TV no Celular” (video streaming) — (launched in October 2004), this was the first application of streaming in Brazil. Subscribers can see real-time audio and television images through their personal mobiles.

          We offer roaming services, through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services to subscribers of those cellular service providers while they are in our concession areas.

Our Region

          The combined population of our Region is approximately 15.5 million, representing 8.6% of Brazil’s total population, and encompassing 16 metropolitan areas with populations in excess of 100,000, including Salvador, Brazil’s third largest city, which has approximately 2.6 million inhabitants. Approximately 67% of the population of the state of Bahia and 71% of the population of the state of Sergipe live in urban areas.

          We provide mobile telecommunications services on a frequency range known as A band in an area that covers 31.3% of the municipalities and 68% of the population of our Region.

          The following table sets forth population, gross domestic product (GDP) and per capita income statistics for each state in our Region at the dates and for the year indicated.

	At December 31, 2004		Year ended December 31, 2004

Area	Population (in millions)(1)	Percent of Brazil’s population(1)	GDP ( in millions of reais)(1)(2)	Percent of Brazil’s GDP(3)	Per capita income (in thousands of reais)(1)(2)

Bahia state	13.7	7.5	81,627	4.6	5,964
Sergipe state	1.9	1.1	12,481	0.7	6,452
Our Region	15.6	8.6	94,108	5.3	12,416

Source: IBGE (Instituto Brasileiro de Geografia e Estatística — Brazilian Institute of Geography and Statistics). We calculated the GDP for the states based on the last available percentages published by IBGE in previous years.

(1)	Estimates from IBGE for end of year 2004.

(2)	Our estimates are expressed in nominal reais.

(3)	Nominal Brazilian GDP was R$1,769 billion as of December 2004, calculated by IBGE.

          Our business, financial condition, results of operations and prospects depend, in part, on the performance of the Brazilian economy. See “Item 3D. Risk Factors.”

Back to Contents

Marketing and Sales

          We closely follow the developments in the markets where we operate and constantly launch new promotions and advertising campaigns. A strong customer acquisition policy has been implemented across all of our operators through aggressive mass sales promotions and segmented actions. Efforts to acquire new customers for prepaid and postpaid services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

          With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wish to change their cell phones. We are actively involved in a high-value customer loyalty program by offering aggressive discounts on cell phones through direct marketing actions.

          We currently have 25 shops and kiosks of our own, in addition to an independent authorized service network, comprised of both exclusive and nonexclusive dealers, with 394 service points capable of selling services and cell phones. The credit recharges are available for customers in more than 9,720 sites.

Customer Service

          As part of the strategy for standardizing service provided to our customers, we have outsourced 100% of the customer services while keeping full management control. These services are available on a 24-hour basis from our call center and our website.

Satisfaction evaluation

          Customer satisfaction is evaluated by regular satisfaction surveys. In 2004, 10,000 Vivo operating companies’ customers across the country, among them 1,666 of our customers, participated in a survey about customer assistance, technical assistance, products and services. The overall satisfaction mark was 8.3 on a range from 1 to 10. Several actions have since been taken out in order to increase our customer satisfaction.

Assistance to customer claims

          TLE’s staff is trained to assist and provide information to customers with respect to the services we provide.

          Vivo group’s customer service, including TLE’s was ranked first in 2003 and 2004 in a survey entitled “Companies That Most Respect Consumers”, carried out by the IBRC (Brazilian Institute of Customer Relations) for the Consumidor Moderno (Modern Consumer).

          In 2004, the Vivo operating companies, including TLE, received the following awards for consumer service:

•	“Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente” (Revista Consumidor Moderno, 2004) — (“Excellence in Customer Services” awarded by the magazine Consumidor Moderno;

•	Guilherme Portela, VIVO operating company’s Customer Vice-President was awarded “B2B Executive of The Year 2004” by B2B Magazine;

•	“Melhor Sistema com Internet” granted by ABT” (Associação Brasileira de Telemarketing) — “Best Internet System” awarded by ABT (the Brazilian Telemarketing Association); and

•	“Melhor Operação de Relacionamento em Call Center Próprio ou Terceirizado — Ativo/Receptivo” — granted by ABT (Associação Brasileira de Telemarketing) — “Best Call Center Service Operation” awarded by ABT (the Brazilian Telemarketing Association).

Our Network

          Before November 1998, our network used only AMPS analog technology. After the privatization, we began to use CDMA digital technology. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital cellular telecommunications service also reduces the risk of fraud. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

Back to Contents

          As of December 31, 2004, our network covered 31.30% of the municipalities, or 67.85% of the population, of our Region. Our network provides both CDMA digital and AMPS analog services. Our network is connected primarily through a fiber-optic transmission system we lease from Tele Norte Leste Participações S.A., or Telemar. It also includes cellular switches, base stations, and other communication devices, such as voicemail, prepaid service, SMS and Home Location Registers. NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks — Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are our main suppliers. We continue to increase network capacity and coverage to improve service quality and to meet consumer demand.

          Our advanced network management technology ensures global management and supervision of our network process and performance. The network management center can identify any problems in our, and in other, networks using the failure and signal monitoring systems. In addition, quality and service standards are constantly monitored. The network management center is integrated with the maintenance and operations center, which is designed to supervise our Network Elements, Infrastructure and Transmission, and operate the Radio Network Elements, Computing Centrals, Backbone and Service Platforms.

          Our network is equipped to provide continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

          Telecommunications concessions or authorizations require companies to meet certain obligations for service quality and annual network expansion. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.” We have already met all of our network expansion obligations required under our authorization.

Sources of Revenue

          We generate revenue from:

•	usage charges, which include charges for outgoing calls, roaming charges, Internet access through wireless application protocols and prepaid card charges;

•	monthly subscription charges;

•	interconnection charges (or network usage charges), which are amounts that we charge to cellular, fixed-line and long distance service providers for the use of our network;

•	other charges, including charges for text messaging services (SMS), call forwarding, call waiting, call blocking voicemail and;

•	the sale of handsets and accessories.

          Our rates are subject to approval by Anatel. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.”

          The table below sets forth our net operating revenues by category of activity for the periods presented:

	Year ended December 31,

	2004	2003	2002

	(in thousands of reais)
Usage charges	283,626	273,735	273,798
Monthly subscription charges	39,928	38,412	48,563
Interconnection charges	202,452	181,097	179,849
Other	28,133	20,617	13,800

Gross revenue from services	554,139	513,861	516,010
Handsets and accessories sales	155,408	106,441	86,477

Gross revenue	709,547	620,302	602,487
Value-added and other indirect taxes	(138,837)	(119,437)	(112,259)

Discounts granted and return of goods	(83,690)	(59,598)	(58,833)

Net operating revenues	487,020	441,267	431,395

Back to Contents

Contract Customers

          Since October 1994, cellular telecommunications service in Brazil, unlike in North America, has been offered on a “calling-party-pays” basis, under which customers pay only for calls they originate. In addition, customers pay roaming charges on calls made or received outside of their home registration area.

          Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. Our Region is divided into six registration areas, designated for payment purposes, comprised of five areas in the state of Bahia and of one area in the state of Sergipe.

Interconnection Charges

          We earn revenues from any call originated in another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute our network is used during the call. See “—Operating Agreements—Interconnection Agreements.” Tariff increases are subject to Anatel´s review and approval.

Bill and Keep

          Anatel adopted “Bill & Keep” rules for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between the providers. However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the total local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider’s network must pay to such other provider the local usage tariff for the portion of the traffic that exceeds 55%. This rule will remain in effect until June 30, 2005. Thereafter, SMP operators may adopt full Bill & Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

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

Handset Sales

          We sell dual-mode (800MHz CDMA/AMPS) and tri-mode (1900MHz CDMA and 800MHz CDMA/AMPS) cellular handsets through our own stores and dealers. We also sell dual-mode TDMA (800MHz TDMA/AMPS and 800 MHz AMPS) for the current TDMA operation where we are implementing a CDMA overlay. Although we still have some customers using analog service (approximately 3.0% of our total customer base at December 31, 2004), we have implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to our high value customers, to encourage analog customers to transfer to digital service. Our current suppliers are, among others, Motorola, LG, Samsung and Nokia.

Back to Contents

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

Roaming Agreements

          We are a member of the Brazilian Roaming Committee, a group comprised of the 21 companies providing cellular services in Brazil through either A and B bands. The Committee was created to standardize roaming services in Brazil and elsewhere.

          The roaming agreements require us and the other cellular service providers to provide service to roaming customers on the same basis that each member provides service to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges.

          We offer automatic international roaming in Argentina, Uruguay, Chile, Dominican Republic and South Korea. Currently the markets of the United States, Mexico and Canada are offered to our customers through third-party partners, as well as Japan. Since 2000, we have provided international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania.

Taxes on Telecommunications Services and Handset Sales

          The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

•	ICMS. Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, is a state tax imposed at varying rates from 7% to 27% on certain revenues from the sale of goods and services, including telecommunications services.

•	COFINS. Contribuição para Financiamento da Seguridade Social, or COFINS, is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. In December 2003, Law No. 10,833 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.60%, except in connection with telecommunication services, where the rate continues to be 3.0%.

•	PIS. Programa de Integração Social, or PIS, is a federal social contribution tax which corresponds to 1.65% of the gross operating revenue less discounts and returns, except in connection with telecommunication services, where the rate is 0.65%.

•	FUST. Fundo de Universalização dos Serviços de Telecomunicações, or FUST, is a federal social contribution which corresponds to 1% of the net revenue generated by telecommunications services (other than interconnection charges). The purpose of the FUST is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by Anatel, in case the service providers are unable to fund, in whole or in part, such costs.

Back to Contents

•	FUNTTEL. Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, is a federal social contribution which corresponds to 0.5% of the net revenue generated by telecommunications services (other than interconnection charges). The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition.

•	FISTEL. Fundo de Fiscalização das Telecomunicações, or FISTEL, is a federal tax applicable to telecommunications transmission equipment. The purpose of FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry. This tax is divided in two parts: Taxa de Fiscalização de Funcionamento and Taxa de Fiscalização de Instalação. Taxa de Fiscalização de Funcionamento is based on the total number of customers at the end of the previous fiscal year. Taxa de Fiscalização de Instalação is based on (i) the net monthly additions (new customers less churn) and (ii) the total number of radio base stations.

Billing and Collection

          Pursuant to Brazilian law, customers must receive a bill at least five days before the due date, and companies must allow customers at least 15 days from the due date to pay overdue accounts before suspending outgoing service for nonpayment. Customers may choose from a number of billing options, including traditional paper bills, direct withdrawal from the customer’s bank account and some deferred payment options. We have also introduced a new billing service through which customers can receive and pay bills via the Internet. In 2004, we estimate that approximately 52% of our invoices were paid in full on a timely basis. Approximately 69% were paid before the first reminder was sent, and 85% were paid before the second reminder was sent.

          We have established a uniform policy for dealing with delinquent customer accounts. If a subscriber’s payment is more than 15 days past due, outgoing service may be suspended and if payment is more than 40 days past due, both outgoing and incoming services are suspended until full payment for all outstanding charges is received. If a customer’s payment is more than 90 days past due, service is discontinued.

          Our collection system has an excellent mechanism for tracking customers who are delinquent in making payments. Our collections department has had a continued success rate collecting payments from customers. In addition, we have employed six outside collection agencies that recover payments that are more than 90 days past due. We provision for customer accounts over 90 days past due and write off customer accounts that are over 180 days past due. We wrote off approximately R$11.1 million for unpaid accounts in 2004. Our provisions for doubtful accounts amounted to 1.6%, 1.9% and 2.2% of our gross operating revenue in 2004, 2003 and 2002 respectively. These figures are calculated as dividing the total amount of provisions for the allowance for doubtful by gross operating revenues. See “Item 5. Operating and Financial Review and Prospects — Operating Results—Results of Operations for 2004, 2003 and 2002—Operating Expenses.” We offer an installment payment plan for those with overdue amounts.

          We receive roaming fees from other cellular service providers when their subscribers make cellular calls while within our Region, and pay roaming fees to other cellular service providers when our subscribers make cellular calls while outside of our Region. See “Item 4 — Information on the Company — Business Overview — Sources of Revenue — Roaming Fees.” We receive network usage fees from other service providers when their subscribers make calls that terminate on a cellular telephone within our Region, and we pay network usage fees when our subscribers make calls that terminate on the network of another service provider. See “Item 4 — Information on the Company — Business Overview — Sources of Revenue — Interconnection Charges.” At the end of each month, our company and the other service providers reconcile the amounts owed between them and settle on a net basis. For international and domestic long-distance calls made by its subscribers, our company forwards the amount registered on account of such calls to a clearinghouse operated by Embratel — Empresa Brasileira de Telecomunicações S.A and charges the carriers a fee for the use of its cellular telecommunications network.

Back to Contents

Fraud Detection and Prevention

          We incur significant costs to mitigate the unauthorized use of our wireless networks, particularly our analog cellular networks. We strive to detect, monitor and reduce the incidence of fraud. Fraud affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. The two most prevalent types of fraud are cloning fraud, and subscription fraud.

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

          Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service. Nevertheless, it is difficult for us to reduce the losses associated with this type of fraud because of Anatel’s application of Rule 05/78, which prohibits the suspension of service prior to an account being 15 days past due. We may, however, suspend service when the subscription is under suspicion and fraud has been confirmed by means of specific procedures. In such cases, the rules imposed by Anatel do not prevent the suspension of service.

          In order to safeguard ourselves against fraudulent activities, we review documentation provided by customers and conduct a credit check prior to initiating service. We rely on the data base of specialized credit agencies to further reduce this type of fraud.

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

          We have installed, and are a part of, a nationwide fraud detection system. This system aids in fraud detection in various ways, including identifying simultaneous usage by a single customer, call frequency and unusually high usage patterns. We are able to monitor telecommunication usage by our customers even when they are located outside of our areas.

Competition

          We face intense competition in all the areas in which we operate, principally from other cellular service providers and also from fixed line operators. Many of these competitors are part of large, national or multinational groups and therefore have access to financing, new technologies and other benefits that derive from being owned by such a group. Fixed line operators generally charge much lower tariffs than cellular service providers.

          Our principal cellular competitor is Maxitel, which operates in the states of Bahia, Sergipe and Minas Gerais. Maxitel began providing cellular telecommunications services based on the Time Division Multiple Access, or TDMA, digital standard in our Region in April 1998. Maxitel also acquired a license to provide cellular telecommunications services in the neighboring state of Minas Gerais. Maxitel’s rights and obligations under its authorization are substantially identical to our rights and obligations under our authorizations. Maxitel’s customers use dual-mode cellular handsets, which operate with Advanced Mobile Phone Service analog networks, such as ours, as well as MA networks and GSM handsets. Maxitel is indirectly controlled by TIM and since the beginning of 2002 it has been using the TIM brand as part of its commercial strategy.

          Our principal fixed-line competitor is Telemar Norte Leste S.A.

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

Back to Contents

          Satellite-operated services, which provide nationwide coverage, are also available in Brazil. Although these satellite services have the advantage of covering much larger areas than those covered by the cellular telecommunications services, they are considerably more expensive than the cellular telecommunications services we offer and do not provide competitive coverage inside buildings. Currently, our company does not plan to offer satellite-operated services (other than those included in the roaming contracts entered into with providers of satellite services), though we may offer such services in the future.

          There can be no assurance that the entry of new competitors will not have significantly adverse effects on our business, financial condition, or the results of our operations or prospects. Any adverse effects on our market share, which result from pressures originating from competition, will depend on several factors which cannot be assessed with precision and which are therefore beyond our control. Among such factors are the identify of the competitors, their strategy and ability to conduct business, market conditions prevailing at the time, rules applicable to the new market participants and to us, as well as the effectiveness of our efforts to prepare for an to face the strong competition. There may also be competitors with higher technical capacity and more resources than ours.

Regulation of the Brazilian Telecommunications Industry

General

          Our business, the services we provide and the prices we charge are subject to regulation under the General Telecommunications Law and various administrative enactments, which regulate the services provided by Brazilian telecommunications operators.

          Anatel is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the Anatel Decree. Anatel is financially and administratively independent of the Brazilian government. However, Anatel maintains a close relationship with the Ministry of Communications. Any regulation proposed by Anatel is subject to a period of public comment, which may include a public hearing. Anatel’s actions can be challenged in the Brazilian courts. On November 25, 1998, Anatel enacted “Resolution 73 — Regulation of Telecommunication Services,” which regulates, in detail, the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

Concessions and Authorizations

          Before January 2000, Anatel had only authorized two mobile service providers in each of the ten franchise areas under A Band and B Band. A Band and B Band mobile service providers were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications service other than those authorized by its concession, it may apply to Anatel for an authorization to offer such other services.

          In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. Also, Anatel is empowered to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain certain economic and financial standards. The concession is granted for a fixed period of time and is generally renewable only once.

          An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication service in the private regime. The authorization is granted for an indeterminate period of time. Under an authorization, the government does not guarantee to the authorized company the economic-financial equilibrium, as is the case under concessions.

Back to Contents

SMP Regulation

          In November 2000, Anatel adopted certain regulations for the issuance of new licenses to provide wireless communication services through SMP. The personal mobile service providers were intended to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunication services. Anatel organized auctions for three new licenses for each of those regions. The terms of the new licenses provided that the services would be operated in the 1,800 MHz radio frequency bands, denominated C Band, D Band and E Band. These new licenses were auctioned by Anatel and awarded during the first quarter of 2001, at the end of 2002 and in September of 2004.

          Under these new licenses:

•	services are to be provided using the 1,800 MHz frequency;

•	each operator may provide domestic and international long-distance services in its licensed area;

•	existing cellular service providers, as long as they do not have partnerships with fixed-line operators, and can bid for C Band, D Band and E Band SMP licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for D Band and E Band licenses;

•	a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

•	current A Band and B Band cellular service providers can apply for an extra frequency range.

          Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas.

          In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from our network.

          Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers could opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation were regulated by Anatel. Under the new regulatory framework, which is expected to be in effect as of 2005, free negotiation will be the rule. Anatel has submitted to public comment new regulations on interconnection rules. The public comment period ended on October 18, 2004 and we have presented our arguments against some of the proposals that may have adverse effect on our results. Anatel will decide whether to publish a new regulation and on its content. The new rules may negatively affect our revenues and results of operations.

          If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter. Because Anatel considers us to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, Anatel will not award a wireline long distance license to us. Although we and other mobile operators have requested that Anatel revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wireline long distance operators due to long distance traffic originating and terminating on our network.

Back to Contents

          The authorizations consist of two licenses: one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for another 15-year period upon the payment of an additional license fee.

          Telebahia Celular and Telergipe Celular both hold a national and international authorization for Multimedia Communication Services (Serviços de Comunicação Multimídia, or SCM).

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

          Our new authorizations impose obligations to meet higher quality of service standards, such as the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. Anatel published the method for collecting these quality service standards data on April 23, 2003 (Anatel Resolution No. 335/03).

Interconnection

          Under the General Telecommunications Law, telecommunications service providers are classified as providers of either collective or restricted services. All cellular operators, including SMP service providers, are classified by Anatel as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service provider. The terms and conditions of interconnection are freely negotiated between parties, subject to price caps and other rules established by Anatel. Providers must enter into interconnection agreements, regarding, among other things, tariffs, commercial conditions and technical issues, with all requesting parties on a non-discriminatory basis. If the parties cannot agree upon the terms and conditions of interconnection, Anatel may determine terms and conditions by arbitration.

          Interconnection agreements must be approved by Anatel and may be rejected if they are contrary to the principles of free competition and the applicable regulations.

Rate Regulation

          In our Basic Plan and in certain roaming charges of determined alternative service plans our authorizations continue to provide for a price cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in our Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the IGP DI. However, mobile operators are able to freely set the rates for alternative service plans.

          The initial price cap agreed to by Anatel and us in our authorizations had been based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in our authorizations. The price cap has been revised to reflect the rate of inflation as measured by the IGP DI.

Back to Contents

          Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers was subject to a price cap stipulated by Anatel. This price cap was valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators, effective as of 2005, subject to Anatel regulations. Anatel submitted to public consultation new regulations on interconnection rules. The public consultation period ended on October 18, 2004 and we presented our arguments against some of the proposals that may have an adverse effect on our results. Anatel will decide whether to publish a new regulation and on its content. If these regulations take effect, they may negatively affect our revenues and results of operations.

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

C.      Organizational Structure

          As of December 31, 2004, our voting shares were indirectly controlled by two major shareholders: Portugal Telecom and Telefónica Móviles, through Brasilcel N.V., which directly and indirectly holds 68.66% of our voting stock, 40.94% of our preferred shares and 50.58% of our total capital stock. Portugal Telecom and Telefónica Móviles share their participation in Brasilcel in equal percentages.

          Our subsidiaries are: Telebahia Celular and Telergipe Celular. Substantially all our assets consist of shares in our subsidiaries. We rely very substantially on dividends from our subsidiaries to meet our needs for cash, including cash to pay dividends to our shareholders. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

          For a more detailed description of our ownership structure and the joint venture between Portugal Telecom and Telefónica Móviles, see “—Our History and Development.”

D.      Property, Plant and Equipment

          Our principal physical property consists of transmission equipment, switching equipment, base stations and other communication devices, such as voicemail, prepaid service, SMS and Home Location Registers. All switches, cell sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for policy operation risks.

          At December 31, 2004, we had 10 cellular switches and other equipment installed in two owned spaces, four shared spaces and one leased space. We lease almost all of the sites where our cellular telecommunications network equipment is installed. Our 537 base stations were installed in 387 cell sites and the average term of these leases is five years. In addition, we have our own administrative buildings (approximately 19, 455 square meters), warehouse space (approximately 1,408 square meters) and lease administrative facilities (approximately 2,280 square meters), warehouse space (approximately 1,580 square meters) and 25 retail stores throughout our region.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.”

Back to Contents

Critical Accounting Policies

          In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management's most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian Corporate Law Method are described in note 3 to our consolidated financial statements. A description of the differences in accounting policies between Brazilian Corporate Law Method and U.S. GAAP is included in note 34 to our consolidated financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management's assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•	goodwill impairment;

•	revenue recognition;

•	depreciation of property, plant and equipment;

•	valuation of property, plant and equipment;

•	provisions for contingencies;

•	deferred income taxes; and

•	financial instruments.

Goodwill impairment

          Under Brazilian Corporate Law Method, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS 142 — “Goodwill and Other Intangible Assets” — goodwill is no longer amortized and is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test that involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized.

          A determination of the fair value and the undiscounted future operating cash flows of our cellular business requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. If assumptions and estimates about the expected future net cash flows change in the future, we may have to recognize impairment charges on goodwill, which would decrease our results of operations and shareholders’ equity.

Back to Contents

Revenue recognition

          Under Brazilian Corporate Law Method and U.S. GAAP, we recognize revenues as the services are provided. Sales of handsets to dealers are recognized when the respective handset is activated by the end user. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Under U.S. GAAP, revenue from the sales of handsets along with the related costs of the handsets are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue is recognized on the date of sale. As from January 1, 2004, we began to segregate free minutes given in connection with sales of handsets and recharges on pre-paid phone plans. These minutes are recognized as used based on their respective estimated fair values.

          We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectibility, uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network) and the estimation of fair value for certain transactions. Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures.

Depreciation of property, plant and equipment

          Depreciation on property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical decrease of 10% to the useful lives of switching and transmission equipment existing at December 31, 2004. This hypothetical change would result in an incremental increase in the annual depreciation expense of R$8.7 million in the year of the change.

Valuation of long-lived assets

          Under Brazilian Corporate Law Method, an impairment is recognized on long-lived assets such as property, plant and equipment and concession intangibles if the expected net cash flows generated the respective asset is not sufficient to cover its book value. Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

          A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumption and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment charge on our property, plant and equipment or concession intangibles, which would decrease our results of operations and shareholders’ equity.

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

Back to Contents

Deferred income taxes

          We compute and pay income taxes based on results of operations under Brazilian Corporate Law Method. Under U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. A change in the assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

Financial instruments

          With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

A.      Operating Results

Results of Operations for 2004, 2003 and 2002

Statement of Operations

          The following table sets forth certain components of our income, as well as the percent change of each year from the prior year, for the periods presented. The financial statements for the years ended December 31, 2003 and 2002 have been reclassified when applicable, for comparative purposes.

	Year ended December 31,			Percent Change

	2004	2003	2002	2004-2003	2003-2002

	(in thousands of reais)
Net operating revenue	487,020	441,267	431,395	10.4	2.3
Cost of services and goods sold	(282,167)	(256,259)	(241,362)	10.1	6.2

Gross profit	204,853	185,008	190,033	10.7	(2.6)
Operating expenses:
Selling	(147,104)	(145,010)	(116,404)	1.4	24.6
General and administrative	(57,861)	(49,335)	(46,753)	17.3	5.5
Other operating income (expense), net	(904)	(3,132)	2,105	(71.1)	(248.8)

Total operating expenses	(205,869)	(197,477)	(161,052)	4.2	22.6
Operating income (loss) before interest	(1,016)	(12,469)	28,981	(91.9)	(143.0)
Financial expense, net	(24,664)	(30,286)	(32,811)	(18.6)	(7.7)
Operating income (loss)	(25,680)	(42,755)	(3,830)	(40.0)	(1,016.3)
Net non-operating expense	(1,942)	(661)	(1,601)	193.8	(58.7)

Loss before taxes	(27,622)	(43,416)	(5,431)	(36.4)	699.4
Income and social contribution taxes benefit (expense)	(6,619)	754	324	(977.9)	132.7

Net loss	(34,241)	(42,662)	(5,107)	(19.7)	735.4

Back to Contents

Operating Revenues

          We generate revenue from:

•	customer usage charges, which include charges for incoming and outgoing calls, roaming charges, Internet access through wireless application protocols and prepaid card charges;

•	interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	monthly subscription charges, which we charge exclusively to our contract plan customers;

•	the sale of handsets and accessories; and

•	other charges, including charges for text messaging (SMS), call forwarding, call waiting, call blocking and voice mail.

          The composition of our operating revenues has been affected by the shift to prepaid services, principally amongst lower income customers. Prepaid services generate usage charges and interconnection charges but do not generate monthly subscription charges. The number of subscribers at year-end increased 17.3% to 1,321 thousand at December 31, 2004 from 1,126 thousand subscribers at December 31, 2003, which in turn represented an increase of 15.7% from 973 thousand subscribers at December 31, 2002. Anatel authorizes cellular operators to increase tariffs based upon the prior 12-month period’s cumulative inflation, measured by the IGP-DI variation from February to January of each year.

          As of July 6, 2003, cellular telecommunications operators in Brazil were required by the SMP rules to implement long distance carrier selection codes (códigos de seleção de prestadora, or CSP) used by customers to choose their carrier for domestic and long distance services (VC2 and VC3) and international cellular calls. As a result, we no longer receive revenues or incur costs in connection with VC2 or VC3 calls and international cellular calls.

          Additionally, Anatel adopted “Bill & Keep” rules for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between the providers. However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider’s network must pay such provider the local usage tariff for the portion of the traffic that exceeds 55%.

          The composition of operating revenues by category of services is presented in our consolidated financial statements and discussed below. We do not present net operating revenues (i.e., after deduction of taxes) or allocate cost, by category of service.

          The following table sets forth certain components of our operating revenues, as well as the percent change of each from the prior year, for the years ended December 31, 2004, 2003 and 2002.

Back to Contents

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in thousands of reais)
Usage charges	283,626	273,735	273,798	3.6	—
Monthly subscription charges	39,928	38,412	48,563	3.9	(20.9)
Interconnection charges	202,452	181,097	179,849	11.8	0.7
Other	28,133	20,617	13,800	36.5	49.4

Gross revenue from services	554,139	513,861	516,010	7.8	0.4
Sale of handsets and accessories	155,408	106,441	86,477	46.0	23.1

Gross operating revenue	709,547	620,302	602,487	14.4	3.0
Value-added and other indirect taxes	(138,837)	(119,437)	(112,259)	16.2	6.4

Discounts granted and return of goods	(83,690)	(59,598)	(58,833)	40.4	1.3

Net operating revenues	487,020	441,267	431,395	10.4	2.3

          Net operating revenue increased 10.4% to R$487.0 million in 2004 from R$441.3 million in 2003, which in turn represented a 2.3% increase from R$431.4 million in 2002. The net operating revenue increase in 2004 was principally due to a 5.9% increase in local outgoing traffic; a 17.3% increase in our customer base (which resulted in an increase in usage charges); a 46.0% increase in sales of cellular handsets and accessories; and a 36.5% increase in revenues from other services, mainly due to campaigns addressed to users of text messaging service (SMS), WAP and 1xRTT services. The increase in net operating revenues in 2003 was principally due to a 15.8% increase in our customer base; an increase in sales of cellular handsets and accessories and an increase in network usage charges (mainly due to the growth of the prepaid customer base and the increase in rates charged to other companies).

          The increases in 2004 and 2003 were partially offset by higher discounts granted and higher return of goods. Also, there was a decrease in the monthly subscription charges in 2003. The average number of customers, calculated as the number of customers at the beginning of the year plus the number of customers at the end of the year, divided by two, increased 16.7% to 1,224 thousand customers in 2004 from 1,049 thousand customers in 2003, representing in turn a 16.9% increase from 897 thousand customers in 2002. Average monthly net revenues from services per user decreased principally as a result of an increasing penetration into lower income customer segments (fostered by the introduction of new service plans targeted at users with lower monthly subscription charges) and an increase in the percentage of prepaid customers in relation to total customers (as a result of new prepaid customers acquired and existing customers switching from contract plans to prepaid plans).

          Usage charges. Usage charges increased 3.6% to R$283.6 million in 2004, from R$273.7 million in 2003. The increase in revenues from customer usage charges in 2004 and in 2003 resulted principally from higher usage of our services due to the increase in our customer base. Beginning in July 2003, this increase was partially offset by the impact of the new rules relating to the long distance carrier selection code described above.

          Interconnection charges. Revenues from network usage charges increased 11.8% to R$202.4 million in 2004, from R$181.1 million in 2003, which in turn represented a 0.7% increase from R$179.8 million in 2002. The increases in network usage revenues in 2004 and 2003 reflected the increase in our average interconnection charges due to rate increases. Such increase was partially offset by a reduction in the incoming calling traffic, despite the increase in our customer base of prepaid customers.

          Monthly subscription charges. Revenues from monthly subscription charges increased 3.9% to R$39.9 million in 2004, from R$38.4 million in 2003, which in turn represented a 20.9% decrease from R$48.6 million in 2002. The increase in 2004 resulted from a greater number of contract customers when compared to 2003. The decrease in 2003 resulted mainly from contract plan customers switching to service plans with lower monthly subscription fees. Such decrease was partially offset by the increase of the monthly subscription fees charged to the contract plan customers.

          Other. Revenues from other services increased 36.5% to R$28.1 million in 2004, from R$20.6 million in 2003, which in turn represented a 49.4% increase from R$13.8 million in 2002. The increase in revenues from other services in 2004 and 2003 resulted mainly from greater utilization of supplementary services, such as caller identification, data transmission, SMS services, voicemail, and other services targeted principally at corporate customers.

Back to Contents

          Handset and accessories sales. Revenues from products sold (cellular handsets and accessories) increased 46% to R$155.4 million in 2004, from R$106.4 million in 2003, which in turn represented a 23.1% increase from R$86.5 million in 2002. Revenues from handsets sales increased in 2004 mostly due to the greater number of handsets sold. Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of handset sales is to encourage the growth in customer base and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average, profit margins are negative after taxes and discounts. This strategy resulted in a gross loss (net operating revenues from sales minus the cost of goods sold) of approximately R$60.3 million, R$19.5 million and R$7.9 million on handsets sales in 2004, 2003 and 2002, respectively.

          Value-added and other indirect taxes. Value-added taxes and other indirect taxes on operating revenues represented 19.6%, 19.3% and 18.6% of our gross operating revenues in 2004, 2003 and 2002. Value-added taxes and other indirect taxes increased 16.2% to R$138.8 million in 2004, from R$119.4 million in 2003, which in turn represented a 6.4% increase from R$112.3 million in 2002. The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues. As the interconnection charges are not subject to ICMS, the increase in interconnection charges (as a result of the increased use of prepaid plans) tends to reduce our effective tax rate. Despite an increase in interconnection charges in 2004, our effective rate increased in 2004, mainly as a result of the increase in the COFINS rate from 3.0% to 7.6%. See “Item 4B. Business Overview—Taxes on Telecommunications Services and Handset Sales”.

          Discounts granted and return of goods. Discounts granted and return of goods increased 40.4% to R$83.6 million in 2004, from R$59.6 million in 2003, which in turn represented an 1.3% increase from R$58.8 million in 2002. Discounts granted vary depending on our commercial strategy.

Cost of Services and Goods Sold

          The following table sets forth the components of our costs of services and goods sold, as well as the percent change of each from the prior year, for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in thousands of reais)
Depreciation	(74,241)	(90,801)	(79,613)	(18.2)	14.1
Fixed-line network expenses	(18,675)	(20,016)	(19,540)	(6.7)	2.4
Materials and services	(16,899)	(11,997)	(12,792)	40.9	(6.2)
Interconnection	(16,489)	(38,767)	(42,593)	(57.5)	(9.0)
Rental and insurance costs	(11,423)	(9,596)	(17,550)	19.0	(45.3)
Personnel	(4,488)	(4,925)	(3,846)	(8.9)	28.1
Taxes	(20,385)	(17,153)	(16,800)	18.8	2.1

Cost of services	(162,600)	(193,255)	(192,734)	(15.9)	0.3
Costs of goods sold	(119,346)	(62,913)	(48,520)	89.7	29.7
Other	(221)	(91)	(108)	142.9	(15.7)

Cost of services and handsets sold	(282,167)	(256,259)	(241,362)	10.1	6.2

          Cost of services and goods sold increased 10.1% to R$282.2 million in 2004, from R$256.3 million in 2003, which in turn represented a 6.2% increase from R$241.4 million in 2002. The increase in 2004 was principally due to a 89.7% increase in the cost of goods sold; a 40.9% increase in the cost of materials and services and a 19.0% increase in rental and insurance costs. Such increase was partially offset by a 18.2% decrease in depreciation expenses and a 57.5% decrease in interconnection costs. The increase in 2003 was principally due to an increase in the cost of goods sold, depreciation expenses and network expenses. The gross profit margin (gross profit as a percentage of net revenues) was 42.1% in 2004, compared to 41.9% in 2003, and 44.1% in 2002.

Back to Contents

          Depreciation. Depreciation and amortization expenses decreased 18.2% to R$74.2 million in 2004, from R$90.8 million in 2003, which in turn represented a 14.1% increase from R$79.6 million in 2002. The decrease in 2004 was primarily a result of the completion of the depreciation of a significant part of our analog equipment. The increase in 2003 was primarily a result of the decrease in the useful life of the free rental handsets.

          Fixed-line network expenses. Fixed-line network expenses represent lease payments to Telemar, the fixed-line service provider in our Region, for use of circuits between our base stations, cellular sites and switching centers, and between our network and the networks of Telemar and Embratel, the long distance service provider. Such expenses decreased by 6.7% to R$18.7 million in 2004, from R$20.0 million in 2003, which in turn represented a 2.4% increase from R$19.5 million in 2002. The decrease in 2004 was a result of the increased use of our own circuits, reducing the lease payments. Conversely, the increase in the number of leased circuits in 2003 lead to an increase in our fixed-line network expenses.

          Materials and services. Cost of materials and services increased by 40.9% to R$16.9 million in 2004, from R$12.0 million in 2003, which in turn represented a 6.2% decrease from R$12.8 million in 2002. The increase in 2004 was due primarily to costs incurred in connection with the expansion of our network. Such increase was partially offset by proportionally lower maintenance and third-parties costs.

          Interconnection charges. Interconnection charges decreased 57.5% to R$16.5 million in 2004, from R$38.8 million in 2003, which in turn represented a 9.0% decrease from R$42.6 million in 2002. The decrease in 2004 and 2003 was caused mainly by the implementation of the SMP system under which the interconnection revenues and costs relating to domestic and long distance services (VC2 and VC3) are attributed exclusively to the long distance providers.

          Rental and insurance costs. Rental and insurance costs increased by 19.0% to R$11.4 million in 2004, from R$9.6 million in 2003, which in turn represented a 45.3% decrease from R$17.6 million in 2002. The increase in 2004 was primarily a result of expansion of our network through the lease of new sites and renewal of existing leases. The decrease in 2003 reflects the reduction in the number of leased sites.

          Personnel. Personnel expenses decreased 8.9% to R$4.5 million in 2004, from R$4.9 million in 2003, as a result of a reduction in the number of employees.

          Taxes. Taxes increased 18.8% to R$20.4 million in 2004, from R$17.2 million in 2003, which in turn represented a 2.1% increase from R$16.8 million in 2002. The increase was principally due to the expansion of our customer base.

          Cost of goods sold. The cost of handsets sold increased 89.7% to R$119.3 million in 2004, from R$62.9 million in 2003, which in turn represented a 29.7% increase from R$48.5 million in 2002. The increase in 2004 and 2003 was principally due to an increase in the quantity of handsets sold.

Operating Expenses

          The following table sets forth certain components of our operating expenses, as well as the percent change of each component from the prior year, for each of the years in the three-year period ended December 31, 2004.

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in thousands of reais)
Operating expenses:
Selling expense	(147,104)	(145,010)	(116,404)	1.4	24.6
General and administrative expense	(57,861)	(49,335)	(46,753)	17.3	5.5
Other net operating income (expense)	(904)	(3,132)	2,105	(71.1)	(248.8)

Total	(205,869)	(197,477)	(161,052)	4.2	22.6

Back to Contents

          Operating expenses increased 4.2% to R$205.9 million in 2004, from R$197.5 million in 2003, which in turn represented a 22.6% increase from R$161.1 million in 2002. The increase in 2004 resulted mainly from a 1.4% increase in selling expenses and a 17.3% increase in general and administrative expenses. The increase in 2003 resulted mainly from a 24.6% increase in selling expenses.

          Selling expense. Selling expenses increased 1.4% to R$147.1 million in 2004, from R$145.0 million in 2003, which in turn represented a 24.6% increase from R$116.4 million in 2002. The increase in 2004 was principally due to a R$12.3 million increase in outsourced services, including marketing and publicity campaigns and commissions paid to third parties. The increase was partially offset by a R$15.1 million reduction in the depreciation expenses in connection with equipment and software. The increase in 2003 was due principally to a R$18.1 million increase in outsourced services and an R$16.2 million increase in depreciation.

          Provisions for the allowance for doubtful accounts and network usage charges decreased 5.1% to R$11.1 million in 2004, from R$11.7 million in 2003, which in turn represented a 12.1% decrease from R$13.3 million in 2002. The decrease in 2004 and 2003 was primarily due to the improvement of the credit profile of the new contract plan customers (as a result of the development of better credit risk analysis) and the migration of lower-income customers to prepaid service plans.

          General and administrative expenses. General and administrative expenses increased 17.3% to R$57.9 million in 2004, from R$49.3 million in 2003, which in turn represented a 5.5% decrease from R$46.8 million in 2002. The increase in 2004 resulted primarily from a R$2.0 million increase in depreciation expenses in connection with the apportionment of corporate costs and a R$7.6 million increase in third party services. There was no significant variation between 2003 and 2002.

          Other net operating income (expense). Other net operating income (expense) decreased 71.1% to R$0.9 million in 2004, from R$3.1 million in 2003, which in turn represented a 248.8% decrease from R$2.1 million in 2002. The increase in 2003 was principally due to the payment of ICMS over the donations of handsets. In 2004, no such ICMS payments were due which contributed to a decrease in the net operating expenses. See “Item 8A. Consolidated Statements and Other Financial Information — Legal Matters.”

Net Financial Expenses

          The following table sets forth certain components of our net financial expenses, as well as the percent change of each component from the prior year, for each of the years in the three-year period ended December 31, 2004.

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in thousands of reais)
Financial income	4,007	13,209	4,562	(69.7)	189.5
Exchange gains and losses	27,983	68,374	(154,071)	(59.1)	(144.4)
Gains (losses) on foreign currency derivative contracts	(41,167)	(91,838)	139,926	(55.2)	(165.7)
Financial expenses	(15,487)	(20,031)	(23,228)	(22.5)	(13.8)

Total financial income (expense), net	(24,664)	(30,286)	(32,811)	(18.6)	(7.7)

          Net financial expense reflects, among others, the net effect of interest income and expense, and the net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See note 8 to our consolidated financial statements.

Back to Contents

          Our net financial expenses decreased by 18.6% in 2004 to R$24.7 million, from R$30.3 million in 2003, mainly due to a R$50.7 million decrease in the losses on foreign currency derivatives contracts, which was partially offset by a R$40.4 million decrease in foreign exchange gains and a R$9.2 million decrease in our financial income.

          In 2003, our net financial expenses decreased by 7.7% to R$30.3 million, from R$32.8 million in 2002, mainly due to a R$222.5 million foreign exchange gain and a R$8.6 million increase in our financial income which was partially offset by a R$231.7 million increase in the losses on foreign currency derivatives.

Income and Social Contribution Taxes

          We incurred income and social contribution taxes at the amount of R$6.6 million in 2004, a 977.9% decrease from R$0.8 million in 2003, which in turn represented a 132.7% increase from an income tax expense at the amount of R$0.3 million in 2002. The effective rate was approximately 23.9% in 2004, 1.7% in 2003 and 6.0% in 2002. See note 10 to our consolidated financial statements.

B.      Liquidity and Capital Resources

Sources of Funds

          We generated cash flow from operations of R$28.1 million, R$126.2 million and R$204.8 million in 2004, 2003 and 2002, respectively. This decline from 2003 to 2004 was principally the result of a decrease in our market share due to the strong competition in our Region and our policy of subsidizing the handset costs.

          We had R$261.8 million of long-term loans and financing as of December 31, 2004 and R$52.3 million in short-term loans and financing, which consisted primarily of funding from financial institutions. At December 31, 2004, we had a working capital (current assets minus current liabilities) of R$46.7 million. Excluding financial items, in 2004 we had a working capital of R$27.3 million, representing an increase of R$50.3 million compared to 2003, attributable primarily to (i) a R$40.8 million increase in handset inventories and (ii) a R$23.7 million increase in deferred and recoverable taxes. These increases were partially offset by an increase of R$26.5 million in accounts payable.

          Our principal assets are the shares of Telebahia Celular and Telergipe Celular and we rely on dividends from our subsidiaries to meet our cash needs, including the payment of dividends to our shareholders. We control the payment of dividends by the subsidiaries, subject to limitations under Brazilian law. There are no contractual restrictions on the payment of dividends by our subsidiaries to us.

          We believe that our borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy in the foreseeable future, including with respect to working capital, capital expenditures and other operating needs.

Uses of Funds

          Our principal uses of funds are capital expenditures, principal and interest payments on our debt and dividend payments. Acquisition of property, plant and equipment demanded investments of R$103.5 million, R$71.2 million and R$77.1 million, in 2004, 2003 and 2002, respectively. Dividends and interest on shareholders’ equity payments consumed R$0 million, R$0.04 million and R$12.2 million, in 2004, 2003 and 2002, respectively. Debt payments and derivative instruments consumed cash flows of R$109.3 million, R$82.1 million and R$78.8 million, in 2004, 2003 and 2002, respectively.

Capital Expenditures

          Capital Expenditures. The following table shows our capital expenditures for property, plant and equipment in 2004, 2003 and 2002.

Back to Contents

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Automatic switching equipment	39.2	12.2	4.8
Transmission equipment	27.7	16.5	16.3
Real estate	—	0.1	5.4
Information technology	6.1	8.5	8.1
Other(1)	30.5	33.9	42.5

Total capital expenditures	103.5	71.2	77.1

(1)	Consisting primarily of free handset rentals, network constructions, furniture and fixtures, office equipment, and store layouts.

          We made capital expenditures of R$103.5 million, R$71.2 million and R$77.1 million in 2004, 2003, and 2002, respectively. These expenditures related primarily to improvements and expansion of the capacity of the services we currently offer, as well as to the provision of new services. The year of 2003 was also marked by investments related to the necessary adjustments in order to transfer our services to the SMP system and to the implementation of a new network with CDMA (1xRTT) technology. See “Item 4A. Our History and Development—Capital Expenditures.”

          We have budgeted R$85.9 million for capital expenditures in 2005, mainly for investments in network expansion, introduction of new products and services that will make customers’ lives easier and maximize the use of cellular telephony, besides improving the quality of our services. Our management expects to the finance 2005 capital expenditures principally with cash generated from operations and by issuing additional debt.

Payments of Dividends to Shareholders

          See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Payment of Dividends”.

Debt

          As of December 31, 2004, our total debt position was as follows:

Debt	Amount Outstanding as of December 31, 2004

(in millions of reais)
Long term debt(1)	261.8
Short-term debt	52.3

Total debt	314.1

(1)	Excludes the short-term portion of long-term debt.

          As of December 31, 2004, Tele Leste’s total debt was R$314.1 million, all of which was denominated in U.S. dollars, and therefore exposed to currency fluctuations. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions for the total amount of R$314.1 million. In 2004, our derivatives positions produced a loss of R$41.2 million, which was partially offset by a R$28.0 million exchange gain from our foreign currency-denominated debt. In 2003, our derivatives positions produced a loss of R$91.8 million, which was partially offset by R$68.4 million of exchange gain from our foreign currency-denominated debt. In 2002, our derivatives positions produced a gain of R$139.9 million, which was offset by R$157.3 million of exchange loss on our foreign currency-denominated debt.

          Our indebtedness consisted of loans from financial institutions and equipment financing, 44.4% of which bore interest at floating rates and 55.6% at fixed rates. Our R$52.3 million of short-term indebtedness at December 31, 2004 primarily consisted of working capital funding from financial institutions. We have no committed lines of credit or other credit commitments available to us. See note 23 to our Consolidated Financial Statements.

Back to Contents

          Some of our debt agreements contain restrictive covenants, including financial covenants. Under such financial covenants we are obliged to maintain certain financial ratios, namely (1) current ratios, (2) capitalization ratios, (3) EBITDA margins (EBITDA divided by net revenues), (4) interest coverage ratios and (5) debt to capital ratios. As of December 31, 2004 and 2003, we were in full compliance with all of our debt agreements.

U.S. GAAP Reconciliation

          We prepare our consolidated financial statements in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. Under U.S. GAAP, we recorded a net loss for 2004, 2003 and 2002 of approximately R$48.7 million, R$6.5 million and R$56.0 million, respectively, compared to a loss of R$34.2 million, R$42.7 million and R$5.1 million under the Brazilian Corporate Law Method. Shareholders’ equity at December 31, 2004 and 2003 was R$385.7 million and R$430.8 million, under U.S. GAAP, compared to R$374.5 million and R$401.3 million under the Brazilian Corporate Law Method.

          See note 34 to our consolidated financial statements for a description of the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

New Accounting Pronouncements

          In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not result in any impact on the Company’s financial statements.

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

          In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

          Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have a material impact on its financial position, cash flows and results of operations.

Back to Contents

          In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The Company prospectively adopted this EITF relating to free minutes given in connection with sales of handsets as from January 1, 2004.

          In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of EITF Issue No. 03-11 did not have a material effect on its consolidated results of operations, cash flows or financial statements.

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for changes of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

C.      Research and Development

          We did not make any contributions or incur any expenses related to research and development in 2004, 2003 and 2002. We rely primarily on the research and development of our third-party suppliers.

D.      Trend Information

          In 2005, the rate of growth in Brazil’s cellular market is expected to exceed Brazil’s economic growth. In addition, we expect continued strong competition from other operators, greater focus on data and value added services, and further enhancements related to customer service. We expect that we will maintain our leadership position in the Brazilian cellular market, focusing on differentiation in the development of integrated solutions and the application of new technologies. We plan to continue to offer services and products with high quality in order to meet our clients’ expectations.

E.      Off-balance sheet arrangements

          As of December 31, 2004, there were no off balance sheet arrangements. We have no controlled subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F.      Tabular disclosure of contractual obligation

          The following table represents our contractual obligations and commercial commitments as of December 31, 2004

	Payments due by period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in thousands of reais)
Contractual obligations:
Long-term debt (1)	282.1	19.9	122.6	139.6	—
Operating leases	317.8	34.3	65.8	63.6	154.1
Unconditional purchase obligations	74.3	73.3	1	—	—
Other long-term obligations (2)	15.1	7.4	7.7	—	—

Total contractual cash obligations (3)	689.3	134.9	197.1	203.2	154.1

(1)	Includes short-term portions of long-term debt.

(2)	Contracted long-term suppliers or contracted short-term suppliers with penalties for early termination and exclusivity fees paid to dealers.

(3)	Excludes pension fund obligations.

Back to Contents

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Board of Directors

          Our company is managed by a Board of Directors and a Board of Executive Officers. Our shareholders elect the members of the Board of Directors. The Board of Directors must be between eight and 12 members, each serving three-year terms. The board currently consists of 12 members. The terms of the current members of the board of directors will expire in March 2006. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

          The following are the current members of our board of directors and their respective positions.

Name	Position	Date Elected

Felix Pablo Ivorra Cano	Chairman	March 24, 2003
Iriarte José Araújo Esteves	Director	March 24, 2003
Fernando Xavier Ferreira	Director	March 24, 2003
Antonio Viana Baptista	Director	March 24, 2003
Ernesto Lopez Mozo	Director	March 24, 2003
Ignacio Aller Malo	Director	March 24, 2003
Zeinal Abedin M. Bava	Director	March 24, 2003
Carlos Manuel de Lucena e Vasconcellos Cruz	Director	March 24, 2003
Eduardo Perestrelo Correia de Matos	Director	March 24, 2003
Eduardo Carlos Gadelha de Faria	Director	March 24, 2003
Pedro Manuel Brandão Rodrigues	Director	July 11, 2003
Paulo Henrique de Almeida	Director	August 25, 2003

          Our directors will serve until the general shareholders’ meeting to be held in 2006. Set forth below are brief biographical descriptions of the directors.

          Félix Pablo Ivorra Cano, born on July 1, 1946, is the President of the board of directors and has been a member of the board of directors since February 1999. Mr. Ivorra currently is the President of the board of directors of Telefónica Móviles and serves on the board of directors of Telecomunicações de São Paulo S.A, Brasilcel N.V., Celular CRT Participaçoes, S.A., Tele Sudeste Celular Participaçoes, S.A., Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A., Telefónica Móviles SAC Perú, Telefónica Móviles Perú Holding, S.A.A and MobiPay International, S.A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in telecommunication engineering from Escola Técnica Superior de Engenharia — ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas — ICADE also in Madrid.

Back to Contents

          Iriarte José Araújo Esteves, born on June 17, 1949 is currently the Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. since 1998; Chief Executive Officer of PT Móveis, SGPS, S.A. since 2000; Chairman of the Board of Directors of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since February 2004; Chairman of the Board of Directors of PT Acessos de Internet WiFi, S.A. since January 2004; Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Member of the Board of Directors of Tele Leste Celular Participações, S.A. since 2003; Member of the Board of Directors of Telesp Celular Participações, S.A. from April 10, 2001, until March 16, 2004; Member of the Board of Directors of Tele Sudeste Participações, S.A., CRT Celular Participações, S.A. and Tele Centro Oeste Celular Participações, S.A. from 2003 until 2004; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chairman of the Board of Directors of Telepac from 1991 until 1997; Vice-Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1992; Member of the Board of Directors of CTT from 1989 until 1992; Director General of Telecommunications of CTT from 1986 until 1989; Deputy General Manager of Telecommunications of CTT from 1983 until 1986; Manager of the Telecommunications Business Planning Department of CTT from 1982 until 1983; Regional Telecommunications General Manager of CTT from 1981 until 1982. He holds a degree in electronic engineering from the Higher Education Technical Institute, Portugal.

          Fernando Xavier Ferreira, born on February 13, 1949, is currently the Chief Executive Officer of the Telefónica Group in Brazil and member among others of the Board of Directors of Telefónica Móviles, Brasilcel, N.V. Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participaçoes, S.A., Celular CRT Participações, S.A., Tele Centro Oeste Celular Participaçoes, S.A. and Telesp Celular Participações, S.A. During 1998, Mr. Ferreira served as a member of ANATEL. From 1995 to 1998, he was General Director of Telebrás and president of the board of directors of Embratel and Telesp S.A. Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987. He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro, Brazil.

          Antonio Viana-Baptista, born on December 19, 1957, is the Chairman and Chief Executive Officer of Telefónica Móviles since August 2002. He is member of the board of directors, the Delegate Committee and the Executive Committee of Telefónica S.A. He is also Chairman of Telefónica Móviles España, S.A. and member of the board of directors of Telefónica Internacional, S.A., Portugal Telecom SGPS, Brasilcel N.V., CTC Chile, Telefónica de Argentina, S.A., Tele Leste Celular Participações S.A. and Telecomunicações de São Paulo S.A. Until July 2002, he served as President of Telefónica Internacional and Executive President of Telefónica Latinoamerica. Before that he also served from 1991 until 1996, as Executive Director of BPI (Banco Portugues de Investimento). From 1985 until 1991 Mr. Viana-Baptista was Principal Partner of McKinsey & Co. in Madrid and Lisbon. He graduated from the Catholic University of Lisbon in 1980. He has a post-graduate degree in European Economy (1981) and an MBA, obtained with a mention of distinction from INSEAD.

          Ernesto Lopez Mozo, born on May 9, 1964, serves as Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A. Mr. Lopez is a member of the board of directors of Telefónica Móviles de España, S.A., Mobipay International, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participaçoes, S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações, S.A. He was previously a senior manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. Lopez worked for five years at J.P. Morgan. He holds a degree in civil engineering from ETSICCP in Madrid and a master’s degree in business administration from the Wharton School.

Back to Contents

          Ignacio Aller Malo, born on December 1, 1945, is a member of the board of directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participaçoes, S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações, S.A. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. by 2003 and has held several positions at Telefónica de España since 1967.

          Zeinal Abedin Mohamed Bava, born on November 18, 1965, is currently the Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004, Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Telesp Celular Participações S.A. since April 10, 2001; Member of the Board of Directors of Tele Leste Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of Celular CRT Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996. He holds a degree in electronic and electrical engineering from the University of London B.S.C.

          Carlos Manuel de Lucena e Vasconcellos Cruz, born on September 9, 1957, is currently the Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações, S.A. since 2003; Member of the Board of Directors of Celular CRT Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice president of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of “European Customer Service group” of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983. Mr. Cruz holds a degree in business from the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa or Higher Education Institute for Labor and Corporate Sciences), Portugal, and a post-graduate degree in Management from D.S.E. (the German Foundation for International Development), Germany.

Back to Contents

          Eduardo Perestrelo Correia de Matos, born on January 6, 1949, is currently the president of Portugal Telecom Brasil S.A. and a member of the board of directors of each of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A. From 1976 to 1987, Mr. Matos held various operational positions in the planning and control areas of CTT — Corrêios e Telecomunicações de Portugal S.A. and TLP-Telefones de Lisboa e Porto S.A. From 1987 to 1990 he was the secretary of state for external transportation and communications in Portugal. In addition, he served as president at Marconi S.G.P.S. Comunicações, S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996. Mr. Matos was also a member of the board of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. He holds a degree in Economics from the Technical University of Lisbon, Portugal.

          Pedro Manuel Brandão Rodrigues, born on June 19, 1951, is currently a member of the board of directors and of the Executive Committee of PT Móveis, S.G.P.S., S.A. and of Telecomunicações Móveis Nacionais — TMN. He was elected for the Assembly of the Republic in March 2002, and he is a member of the National Council of Education of Portugal since July 2000. Mr. Brandão was a member of the board of directors of several Portuguese corporations and, from 1993 to 2000, a member of the Executive Committee of Banco Mello and Banco Mello de Investimentos. He holds a doctoral degree in engineering from the University of Birmingham, England, a master degree in Production Process and Management, and an Engineering degree from the Instituto Superior Técnico.

          Paulo Henrique de Almeida, born on August 26, 1944, was the Chief Financial Officer of Centrais Elétricas do Rio Jordão S/A in 2002 and the Chief Financial Officer of Fundação Copel de Previdência e Assistência Social by December, 2003. He is currently also the managing partner of Lomax Consultoria, Administração e Participação and he is also a member of the board of directors of Tele Leste Celular Participações S.A. Mr. Almeida holds a degree in economics from the Federal University of Paraná, a post-graduate degree in Business Administration from Fundação Getúlio Vargas — SP, and a post-graduate degree in Economic Theory from the Federal University of Paraná.

          Eduardo Carlos Gadelha de Faria, born on May 9, 1958, is currently also one of the founding partners of Voga Capital S/C Ltda., an independent alternative asset management company and he is also a member of the board of directors of Tele Leste Celular Participações S.A. From 1982 until 1986, Mr. Faria worked as a civil engineer at Sir William Halcrow & Partners Consulting Engineers, London. From 1987 until 1990, he was a financial consultant at Price Waterhouse Management Consultants, London, and, from 1990 until 1994, he served as an officer at Foreign & Colonial Emerging Markets, London. From 1994 until 1997, Mr. Faria was the chief of the sale division for foreign institutional customers at Banco Icatu, Rio de Janeiro and New York, and, from 1997 until 2001, he worked as a financial consultant for small and medium-sized companies in strategic planning, corporate governance and investor relations. Mr. Faria holds an engineering degree from the University of Surrey, England, and a Master’s degree in Finance from the City University Business School in London, England.

          In accordance with the shareholder’s agreement between Portugal Telecom SGPS, S.A., PT Movéis SGPS, S.A. and Telefónica Móviles S.A., PT Movéis is responsible for the appointment of our Chief Executive Officer and Telefónica Móviles is responsible to appoint the Chief Financial Officer. PT Movéis and Telefónica Móviles appointed 10 (five each) of the 12 members of our Board of Directors.

Back to Contents

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

          Listed below are the current executive officers and their respective positions.

Name	Position	Date appointed

Francisco José Azevedo Padinha	Chief Executive Officer	October 17, 2003
Arcádio Luis Martínez García	Executive Vice President for Finance, Planning and Control and Investors Relations Officer	February 16, 2005
Paulo Cesar Pereira Teixeira	Executive Vice President for Operations	April 16, 2003
Luis Filipe Saraiva Castel-Branco de Avelar	Executive Vice President for Marketing and Innovation Executive Vice President for IT and Product and Service Engineering	March 16, 2004
Javier Rodríguez García	Executive Vice President for Technology and Networks	June 12, 2003
Guilherme Silvério Portela Santos	Executive Vice President for Customers	October 17, 2003
José Carlos de la Rosa Guardiola	Executive Vice President for Regulatory Matters and Institutional Relations	August 25, 2003

          Set forth below is a brief biographical description of our executive officers.

          Francisco José Azevedo Padinha, born on October 22, 1946, is currently the chief executive officer of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Telesp Celular Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A., Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações S.A., TBS Celular Participações S.A., Ptelecom Brasil S.A. and Portelcom Participações S.A; the chairman of the board of directors of each of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A., Megamedia Soluções Multimédia, S.A., PT Prime, SGPS, S.A., the vice chairman of the board of directors of PT Ventures S.A.; a member of the board of directors of PT Comunicações S.A.; and a member of the scientific committee of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A. He was also the chairman of the board of directors of Prymesys — Soluções Empresariais S.A. From 1989 until 1992, Mr. Padinha was the manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A., and from 1992 until 1994 he was the chairman of the board of directors of Telecom Portugal, S.A. From 2000 to 2001, Mr. Padinha was the chief executive officer of PT Prime SGPS, S.A., and from 1994 until 2002, he was a member of the board of directors of Portugal Telecom. He holds a telecommunications and electronic engineering degree from the Technical University of Lisbon, Portugal, a degree in corporate upper management from AESE/University of Navarra, Spain, and a Master’s degree in Innovation and Technology Management from the Sloan School of Management/MIT, United States.

          Arcadio Luis Martínez Gacía, born on April 5, 1957, is currently the executive vice president for Finance, Planning and Control and Investors Relations Officer of Tele Sudeste Celular Participações S.A., Tele Leste Celular participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. ,Global Telecom S.A., Tele Centro Oeste Celular Participações S.A. From 2001 until 2003 Mr. Martinez was a Controller of European Operations at Telefonica Moviles S.A. in Madrid. From 1999 to 2001 he worked as European Controller for SBC Communications, based in Brussels (Belgium) and from 1993 to 1999 he served in different positions in the financial organization of Ameritech International, based in Chicago, USA and Brussels, Belgium. He holds a degree in Economics from Universidad de Santiago de Compostela (Spain) and a Masters of Business Administration from the University of Chicago, USA.

Back to Contents

          Paulo Cesar Pereira Teixeira, born on June 18, 1957, is currently the executive vice president for operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A. and director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações S.A., TBS Celular Participações S.A., Ptelecom Brasil S.A. and Portelcom Participações S.A. From 1980 until 1987, Mr. Teixeira performed several different managerial duties in Companhia Riograndense de Telecomunicações S.A.-CRT and was also a member of the board of directors (1985-1986). In 1987 and 1988, he served at several different positions in Telebrás or in the companies of the Telebrás Group. Mr. Teixeira holds an Electrical Engineering degree from the Catholic University of Pelotas, Brazil.

          Luis Filipe Saraiva Castel-Branco de Avelar, born on April 15, 1954, is currently the executive vice president for IT and product and service engineering and Executive Vice President for Marketing and Innovation of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. In 1989, 1991 and 1993, Mr. Avelar was respectively the corporate accounts director of Telefones de Lisboa e Porto, an expert in telecommunications services for the European Commission (DG XIII, Telecom Policy Unit) and a strategic planning director at Comunicações Nacionais. From 1993 to 1998 he was a consultant in privatization and regulation projects for the World Bank, the European Bank for Reconstruction and Development and the European Commission. From 1996 to 1998 he was a portfolio director of Portugal Telecom Group in the strategic marketing board of Portugal Telecom. From 1998 to 2000, Mr. Avelar was a special consultant to the president of Telesp Celular Participações S.A. for the areas of marketing, sales, strategy, regulation and special projects, and, from 2000 to 2001, he was a director at the internet and e-commerce business unit at the same company. He holds an Electrical-Technical Engineering degree (specialized in telecommunications and electronics) from the Lisbon Higher Education Technical Institute.

          Javier Rodríguez García, born on December 8, 1955, is currently executive vice president for technology and networks of each Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From 1986 until 1988, Mr. García worked at INDELEC — Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A., as the person responsible for the project, installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunication system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2002 he was the network manager of Telerj Celular S.A. and Telest Celular S.A. He holds a degree in Technical Telecommunications Engineering from the Technical University of Madrid, Spain.

          Guilherme Silvério Portela Santos, born on February 3, 1966, is currently the executive vice president for customers of each of Tele Sudeste Celular Participações S.A., Tele Leste Cvelular Participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A; and an executive manager at PT Móveis, SGPS, S.A. From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo’98, S.A. He was also a coordination officer at Companhia de Seguros Tranquilidade. Mr. Santos holds a Civil Engineering degree from the Higher Education Technical Institute, Portugal, and a Master’s degree from INSEAD, France.

Back to Contents

          José Carlos de la Rosa Guardiola, born on October 20, 1948, is currently the executive vice president for regulatory matters and institutional relations of each of Telesp Celular Participações S.A., Tele Leste Celular Participações S/A, Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From November 1998 until February 2002, Mr. Guardiola was engaged in the Regulation and Operations Departments of these companies, and occupied the function of vice president of Operations responsible for the commercial, administrative and operations activities of each of Telebahia Celular S.A. and Telergipe Celular S.A. He holds a degree in Telecommunications Engineering from Universidad Politecnica de Madrid, Spain.

Board of Auditors (Conselho Fiscal)

          We have a permanent Board of Auditors with five members. They are elected annually at the annual general shareholders’ meeting.

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

          The following are the current members of our board of auditors and their alternates:

Name	Position	Date Appointed

Gustavo Lessa Campos Netto (1)	Member	March 28, 2005
Claudio Jose Carvalho de Andrade (2)	Member	March 28, 2005
Wolney Querino Schüler Carvalho (3)	Member	March 28, 2005
Evandro Luís Pippi Kruel (3)	Member	March 28, 2005
Cleuton Augusto Alves (3)	Member	March 28, 2005
Onito Barnabé Barbosa Junior (1)	Alternate	March 28, 2005
Daniel Vidal de Almeida (2)	Alternate	March 28, 2005
Oswaldo Vieira Luz (3)	Alternate	March 28, 2005
Fabiana Faé Vicente Rodrigues (3)	Alternate	March 28, 2005
José Alberto Bettencourt da Câmara Graça (3)	Alternate	March 28, 2005

(1)	Appointed by our common minority shareholders.

(2)	Appointed by our preferred shareholders.

(3)	Appointed by our controlling shareholder.

*	Mr. João Luis Tenreiro Barroso resigned on May 3, 2004

**	Mr. Luciano Carvalho Ventura, resigned on March 23, 2004

Back to Contents

B.      Compensation

          For the year ended December 31, 2004, we paid to our directors and executive officers, as compensation, an aggregate amount of R$643 thousand. This amount includes performance remuneration and profit sharing arrangements applicable to all employees. Furthermore, the members of our board of executive officers are eligible to participate in the same complementary retirement pension plan available to our employees.

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

D.     Employees

          At December 31, 2004, we had 376 full-time employees and 4 temporary employees.

          The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	December 31,

	2004	2003	2002

Total number of employees (including trainees)	376	385	531
Number by category of activity:
Technical and operations area	101	100	130
Sales and marketing	130	122	161
Finance and administrative support	66	79	100
Customer service	79	84	140

          Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações no Estado da Bahia (SINTEL-BA) and by the Sindicato dos Trabalhadores em Empresas de Telecomunicações no Estado de Sergipe (SINTEL-SE). We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include a salary and benefit increase of approximately 12.36% effective as of December 31, 2004.

          Our management considers the relations between our work force and us to be satisfactory. We have not experienced any strikes or other labor slowdowns.

          Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force expire on October 31, 2006.

          Our employees also have the right to participate in private pension plans and to receive payments based on our financial performance. The amount of the payment is determined under an agreement between the unions representing our employees and us.

Back to Contents

E.      Share Ownership

          As of December 31, 2004, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares.

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

          The following table sets forth information concerning the ownership of common shares by Sudestecel (wholly controlled by Brasilcel), Brasilcel, Tagilo Participações Ltda. (an equity investment company wholly controlled by Brasilcel), Avista (wholly controlled by Brasilcel) and our officers and directors as a group, at December 31, 2004:

Name of owner	Number of common shares owned	Percentage of outstanding common shares	Number of preferred shares owned	Percentage of outstanding preferred shares

Sudestecel Participações S.A. (1)	90,432,403,486	54.08	15,699,537,789	5.01
Brasilcel, N.V.	5,265,273,319	3.15	10,934,219,376	3.49
Tagilo Participações Ltda.	2,389,494,491	1.43	9,190,099,460	2.93
Avista Participações Ltda	16,723,247,000	10.00	92,499,407,000	29.51
All directors and executive officers as a group (12 persons)	70,262	(2)	800	(2)

(1)	Our shareholder, Iberoleste Participações S.A. was merged into Sudestecel Participações S.A. in November 2004

(2)	Less than 1% of the aggregate.

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

          At December 31, 2004, there were approximately 89 record holders of ADSs in the United States, the total ADS holders represent approximately 25.76% of our preferred shares.

B. Related Party Transactions

          The main transactions with unconsolidated related parties are as follows:

•	Use of network and long distance (roaming) cellular communications: These transactions involve companies owned by the same group. Part of these transactions were established based on contracts between Telebrás and the operating concessionaires before privatization and part are interconnection agreements. The terms of these transactions are regulated by Anatel. As of July 2003, users began to choose their long-distance carrier and the company established agreements that provide to long distance operators (including Telecomunicações de São Paulo S.A.) co-billing services;

•	Technical assistance provided to us by Telefónica Móviles S.A. or Telefonica International. We pay fees which correspond to a percent (up to 2%) of our net revenues from services, monetarily restated based on currency fluctuations;

Back to Contents

•	Call center services provided by Atento to users of our subsidiaries’ telecommunications services; and

•	Corporate services provided by or to other companies under common control are transferred to the company at the cost actually incurred in providing these services.

          We have engaged in a number of other transactions with related parties. See note 28 to our consolidated financial statements.

C.      Interests of Experts and Counsel

          Not applicable.

ITEM 8.      FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

          See “Item 3A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal Matters

          We are party to several administrative and legal proceedings that, if decided adversely to us, could have a material adverse effect on our business, financial condition and results of operations. We record provisions in our financial statements equivalent to the full amount of the estimated losses associated with those claims where the likelihood of an unfavorable outcome is deemed probable by our outside counsel. However, we do not record provisions in those instances where the likelihood of an unfavorable outcome is deemed possible or remote by our outside counsel. Below is a summary of our material pending administrative and legal proceedings:

Civil

          Breakup of Telebrás

          Telebrás, our legal predecessor, is a defendant in a number of administrative and legal proceedings and is subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other companies incorporated as a result of the breakup of Telebrás. In addition, the legality of the breakup of Telebrás has been challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to these claims is remote.

          Tax Credits

          Tele Leste Participações and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed against Tele Leste Celular Participações and the other new holding companies seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible. We would be required to pay all the taxes that were offset against goodwill. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

Back to Contents

          Ownership of Caller ID

          Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Telebahia Celular S.A. and Telergipe Celular S.A. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency — INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624-9 was suspended by a federal judge in the State of São Paulo in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Celular S.A. and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

          Validity of Prepaid Plan Minutes

          Telebahia Celular S.A. and Telergipe Celular S.A., together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the federal public prosecutor’s office and a consumer protection association challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the federal court reviewing this matter. Although we believe that our criteria for imposing the deadline is in compliance with Anatel’s rules, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

          Litigation Related to ISS on “use of network”

          The municipality of Salvador, in the state of Bahia, filed administrative proceedings against Telebahia Celular in order to collect amounts allegedly due as a services tax (ISS). The municipality claims that the payments received in consideration of the use of our network could be considered as remuneration under “a lease of a movable asset,” and that therefore these payments should be subject to the application of ISS. Based on the opinion of our counsel, we believe that Telebahia Celular will be successful in these proceedings and accordingly we did not make any provisions.

Tax-Related

          Application of ICMS

          In June 1998, the Conselho Nacional de Política Fazendária, or CONFAZ, decided to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application of the tax to such activation fees retroactive for the five years preceding June 30, 1998. This claim impacts Telebahia Celular S.A. and Telergipe Celular S.A. We believe the application of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services. In addition, we do not believe new taxes may be applied retroactively. We believe based on the opinion of outside counsel (including certain judicial precedents) that the likelihood of an unfavorable outcome with respect to this claim is remote. Moreover, we believe that the predecessor companies would be liable to our subsidiaries for any tax liability arising from the retroactive application.

          Application of COFINS and PIS

          On November 27, 1998, the method for calculating the amount of contribution required under PIS and COFINS was modified by Law No. 9,718, which increased the COFINS contribution rate from 2% to 3% and permitted the deduction of up to 1/3 of the amount due under COFINS from the amount due under CSLL. Since our subsidiaries had a negative tax calculation basis, they could not benefit from this deduction. In addition, Law No. 9,718 effectively increased the amounts of COFINS and PIS due from our subsidiaries by including financial revenues in the calculation methodology. This claim impacts Telebahia Celular S.A. and Telergipe Celular S.A.

          We believe that this increase is unconstitutional because: (1) Article 195 of the Brazilian Constitution, which was effective when Law No. 9,718 was enacted, provided that the PIS contribution could only be levied on compensation of employees, revenues and profits; (2) in order to increase the COFINS and PIS contributions, it would be necessary to enact a law requiring a greater quorum than the one required to approve Law No. 9,718; and (3) the law was made effective before the expiration of the required 90-day waiting period.

Back to Contents

          We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible. However, we do not believe an unfavorable outcome would have a material adverse effect on our financial condition and results of operations.

          Passing on of the COFINS and PIS to Customers

          Several telecommunications carriers, including us, are defendants in a lawsuit brought by the federal public prosecutor’s office challenging our policy of passing the COFINS and PIS expenses on to our customers by incorporating them into our charges. This claim impacts Tele Leste Celular Participações S.A., Telebahia Celular S.A. and Telergipe Celular S.A. We are challenging the lawsuit on the grounds that COFINS and PIS are cost components of the services provided to our customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry. We believe based on the opinion of our outside counsel that the likelihood of an unfavorable outcome with respect to this claim is remote.

          CIDE

          We and our subsidiaries filed lawsuits challenging the application of CIDE — Contribução de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

          Litigation Related to ISS on “use of network”

          The municipality of Salvador, in the state of Bahia, filed administrative proceedings against Telebahia Celular in order to collect amounts allegedly due as a services tax (ISS). The municipality claims that the payments received in consideration of the use of our network could be considered as remuneration under “a lease of a movable asset,” and that therefore those payments should be subject to the application of ISS. Based on the opinion of our counsel, we believe that Telebahia Celular will be successful in these proceedings and accordingly we did not make any provisions.

Other Litigation

          We are also party to certain legal proceedings arising in the normal course of business. We believe that our provisions are sufficient to cover our estimated losses due to adverse legal decisions. We believe that adverse decisions arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy and Dividends

          We pay our shareholders both dividends and interest on shareholders’ equity, which is a form of distribution that is tax deductible in Brazil. We recorded losses in 2004, 2003 and 2002. Therefore, no dividends or interest on equity were paid in this period.

          Under our by-laws, we are required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of adjusted net income on such date as mandatory dividend. Preferred shares are entitled to receive minimum noncumulative cash dividends 10% higher than those attributed to common shares, or noncumulative minimum annual preferred dividends of 6% of the share capital attributed to those shares, whichever is greater. The holders of our preferred shares have priority in the allocation of dividends.

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

Back to Contents

          In this case:

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

          Under our by-laws, we may pay dividends out of retained earnings or accumulated profits in any given fiscal year. For the purposes of Brazilian Corporate Law, accumulated profits are defined as net income after the provision of income tax and social contribution for the relevant fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits. Retained earnings are defined as the amount of our net income in prior years that was not paid out as dividends in the year in which it was earned, but rather was retained in accordance with a proposal of the board of directors duly approved by a shareholders meeting.

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

          The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law, which differs from other financial statements such as our consolidated financial statements included in this annual report.

Priority and Amount of Preferred Dividends

          Our by-laws provide for a minimum noncumulative dividend (i) of 6% per year of the value of our total share capital divided by the total number of shares or (ii) 10% higher than the amount distributed to the holders of our common shares, whichever is greater. As a result of such provision, holders of our preferred shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of our common shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

•	first, to the holders of preferred shares up to the amount of the dividend that must be paid to the holders of preferred shares for such year;

Back to Contents

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

B.      Significant Changes

Reverse Stock Split

          On March 28, 2005, a reverse stock split of the 480,618,117,605 registered book-entry shares of our capital stock (167,232,225,653 common shares and 313,385,891,952 preferred shares), with no par value was approved. The reverse split will occur at the ratio of 50,000 (fifty thousand) shares to 1 (one) share of the respective class, after which there will be 9,612,363 registered shares (3,344,645 common shares and 6,267,718 preferred shares), with no par value.

Back to Contents

          The reasons for the reverse stock split are to: (i) to adjust the per share value of the shares to a more adequate level from a stock market perspective, since the trading of the shares in reais per share gives greater visibility as compared with the quotation per lot of one thousand (1,000) shares; (ii) to unify the basis for trading the shares in the national and international markets, since the shares were quoted in lots of one thousand (1,000) shares in the São Paulo Stock Exchange (“BOVESPA”), and in lots of fifty thousand (50,000) shares for each American Depositary Receipt (“ADR”) in the New York Stock Exchange (“NYSE”); (iii) to reduce operational expenses and increase the efficiency of the system for registering information of our shareholders; and (iv) to reduce the possibilities of informational errors, improving services to our shareholders.

          There will be no reverse split of ADRs. Only the ratio of shares to each ADR will be changed from the current ration of fifty thousand (50,000) shares per ADR to one (1) share per ADR. There will be no fractional ADRs resulting from the reverse split.

ITEM 9.      THE OFFER AND LISTING

A.      Offer and Listing Details

          Brazilian private equity and debt are principally traded on BOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. In the United States, our preferred shares trade in the form of ADSs, each representing 50,000 Preferred Shares issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement among Tele Leste, the depositary, and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TBE.” At December 31, 2004, there were approximately 89 record holders of ADSs in the United States, the total ADS holders represent approximately 25.76% of our preferred shares.

          The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange U.S.$ per ADS		São Paulo Stock Exchange R$ per 1,000 preferred shares

	High	Low	High	Low

Year ended

December 31, 2000	67.06	27.50	2.39	1.09
December 31, 2001	44.25	10.50	2.06	0.55
December 31, 2002	22.42	4.50	1.02	0.35
December 31, 2003	14.59	5.05	0.85	0.37
December 31, 2004	17.49	9.75	1.10	0.56

Year ended December 31, 2003

First quarter	8.20	5.05	0.54	0.37
Second quarter	8.73	6.31	0.48	0.42
Third quarter	9.97	6.32	0.58	0.40
Fourth quarter	14.59	9.40	0.85	0.55

Year ended December 31, 2004

First quarter	15.35	9.75	0.89	0.56
Second quarter	14.15	9.90	0.89	0.58
Third quarter	17.49	12.70	1.10	0.76
Fourth quarter	16.25	10.69	0.94	0.60

Quarter ended

March 31, 2005	9.09	8.25	0.49	0.44

Month ended

October 31, 2004	16.25	10.80	0.94	0.62
November 30, 2004	11.95	10.69	0.68	0.60
December 31, 2004	12.30	11.21	0.66	0.62
January 31, 2005	12.36	8.40	0.64	0.44
February 28, 2005	10.00	8.60	0.49	0.45
March 31, 2005	9.09	8.25	0.49	0.44

Back to Contents

A.      Plan of Distribution

          Not applicable.

B.      Markets

Trading on the BOVESPA

          In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

          When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

          The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

          In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

          There are no specialists or market makers for our shares on BOVESPA. Trading in securities listed on the BOVESPA may be effected off the Exchange in certain circumstances, although such trading is very limited.

          Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. — CBLC, which is wholly owned by that Exchange.

Back to Contents

          The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2004, the aggregate market capitalization of the 358 companies listed on the BOVESPA was equivalent to approximately R$904.9 billion (U.S.$340.9 billion) and the 10 largest companies listed on the BOVESPA represented approximately 48.8% of the total market capitalization of all listed companies. By comparison, as of December 31, 2004, the aggregate market capitalization of the 2,768 companies listed on the NYSE was approximately U.S.$19.8 trillion and the 10 largest companies listed on the NYSE represented approximately 18.0% of the total market capitalization of all listed companies. Although all of the outstanding shares of an exchange-listed company may trade on the BOVESPA, in most cases only the preferred shares or fewer than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder, that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market. See “Risk Factors—Risks Relating to Our Preferred Shares and Our ADSs—The relative volatility and illiquidity of the Brazilian securities markets may adversely effect holders of ADSs.”

          The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2004, the combined daily trading volumes on BOVESPA averaged approximately U.S.$ 419.7 million. In 2004, the 10 most actively traded shares represented approximately 45.3% of the total trading in the cash market on BOVESPA. Trading on BOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

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

          Law No. 10,303 of December 31, 2001 amended the Brazilian Corporate Law and the Brazilian securities law. Consequently, some major modifications resulted for the businesses of the publicly traded companies. Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority and autonomy altered and expanded. The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Banco Central, for example, the regulation and organization of the futures and commodities markets. Other modifications include changes in the proportion of common and preferred shares (these changes apply solely to companies incorporated after the enactment of the new law), new rules for the issuance of debentures and the exercise of the right of withdrawal, enhanced duties and powers for the members of the Board of Auditors and the Board of Directors, and the ability of publicly traded companies to make publications available over the Internet. Also provided is the pooling agreement, the so called block voting by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

          The period established for companies to adapt their by-laws is one year from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on March 27, 2002, and approved the necessary modifications to our by laws.

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

Back to Contents

          Trading of securities on BOVESPA may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, due to a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BOVESPA.

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

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

          The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

          The Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders meeting. All our directors are appointed by our controlling shareholders.

          Neither our board of directors nor our management test the independence of the directors before such elections are made. However, both the Brazilian Corporate Law and the CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

          According to Brazilian Corporate Law, up to 1/3 of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Notwithstanding, none of our executive officers are members of our board of directors.

Committees

          We are not required under applicable Brazilian Corporate Law to have, and accordingly we do not have, a Nominating Committee, Corporate Governance Committee and Compensation Committee. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

          The Brazilian Corporate Law requires us to have a board of auditors (Conselho Fiscal) which is composed of three to five members elected at the general shareholders meeting. The board of auditors operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a board of auditors that consists of five members and five alternates and which meets once a quarter. In April 2003, the SEC stated that the listing of securities of foreign private issuers may be exempt from the audit committee requirements if the issuer meets certain requirements.

          We also have an audit committee, whose members do not follow the independence requirements of Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are not applicable to us until July 31, 2005 according to Rule 10A-3(a)(5)(A)of the Exchange Act. See “Item 16D — Exemptions from the Listing Standards for Audit Committees”.

Back to Contents

          Under the Brazilian Corporate Law, an audit committee member may simultaneously serve on the audit committees of more than three public companies. In addition, our company does not impose limitations in this regard and our board is not required to affirmatively determine and disclose that the director’s ability to effectively serve is not impaired. We are aware that the members of our audit committee also serve on the audit committees of all of the other companies that have been operating under the brand name “Vivo”: Telesp Celular Participações, Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações and Celular CRT Participações S.A.

Policy for Disclosure and Disclosure Committee

          The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of TSD in compliance with Article 16 of CVM Instruction no. 358, dated June 18, 2002.

          The ultimate responsibility for the disclosure of relevant information, acts or facts is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two being responsible for authorizing information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions of the Relevant Act or Fact Policy and CVM Instructions 358/02 and 369/02.

          Disclosures are reviewed by the Disclosure Committee in support of the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information and relevant Acts and Facts of the Company, and for ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

          The Disclosure Committee reports directly to the CEO and to the CFO and is composed of one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers and Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsel and other independent consultants), in order to provide adequate support for the disclosure process.

Shareholder Approval of Equity Compensation Plans

          Our shareholders do not have the opportunity to vote on all equity compensation plans. However, any issuance of new shares that exceeds the authorized capital is subject to shareholder confirmation.

Corporate Governance Guidelines

          We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian law. We believe that the corporate governance guidelines applicable to us under Brazilian law, such as those regarding insider trading, public disclosure of material information, and rules on the negotiation of equities by management and controlling shareholders, are consistent with some of the guidelines established by the NYSE. We have adopted and observe (i) the Policy of Disclosure of Material Acts or Facts, which deals with the public disclosure of all relevant information as per CVM’s guidelines; and (ii) the Policy of Negotiation of Equities, which requires management to inform all transactions relating to our securities.

Code of Business Conduct and Ethics

          Although the adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented in June 2003 our Code of Ethics regulating the conduct of our senior financial officers. See “Item 16B — Code of Ethics”. We do not have a code of business conduct and ethics applicable to all our Directors and employees.

D.      Selling Shareholders

          Not applicable.

Back to Contents

E.      Dilution

          Not applicable.

F.      Expenses of the Issue

          Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.      Share Capital

          Not applicable.

B.      Memorandum and Articles of Association

          The following summarizes certain material provisions of our by-laws and Brazilian law, the main bodies of regulation governing us. Copies of our by-laws have been filed as exhibits to this annual report on Form 20-F.

Register

          Our by-laws were registered with the Public Registry of the state of Bahia on May 12, 2004, under company number (NIRE) 29300023892. Article 5 of our by-laws will be amended as a result of the capital increase determined by the Board of Directors of Tele Leste at its March 30, 2004 meeting, which was registered with JUCEB under n. 96536838.

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

Back to Contents

Directors

          Below is a description of some of the provisions of our by-laws concerning the members of our board of directors:

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

Rights Attaching to Shares

Dividend Rights

          See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “―Payment of Dividends.”

Voting Rights

          Each common share entitles the holder to one vote at meetings of shareholders. Our preferred shares do not entitle the holder to vote except as discussed in our by-laws in Articles 10 and 12. Holders of our preferred shares are each entitled to attend or to address meetings of shareholders and to elect members of our board of directors according to Article 141, fourth paragraph, II, and Article 141, fifth paragraph, of Law No. 6,404/76, as amended by Article 8, fourth paragraph of Law No. 10,303/01.

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

Back to Contents

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

          Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares. Such a meeting would be called by publication of a notice in the state official gazette and two other Brazilian newspapers, as determined by the shareholders, at least thirty days prior to the meeting, but would not generally require any other form of notice.

          In any circumstances in which holders of our preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

Meeting of Shareholders

          According to Brazilian law, shareholders must be previously convoked in order for a general or extraordinary shareholders’ meeting to be installed. The convocation must be published in the state official gazette and two other newspapers, as determined by the shareholders, at least 15 days prior to the meeting’s scheduled date. If the first meeting is not installed for some reason, the second convocation must be published at least eight days before the second meeting date.

          On the first call, meetings may only be installed with a minimum quorum of one-fourth of the holders of voting shares. Extraordinary meetings whose object is the amendment of the by-laws may only be installed on the first call with a minimum of two-thirds of the voting capital present. In addition, some decisions require the approval of at least one-half of the holders of voting shares (qualified quorum). On a second call, the meetings are installed regardless of quorum.

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

Back to Contents

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

Back to Contents

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

Regulation of Foreign Investment and Exchange Controls

          There are no restrictions on ownership of our preferred shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM.

          Foreign investors may register their investment in our shares under Law 4,131 of September 3, 1962 or Resolution 2,689 of January 26, 2000. Registration under Resolution 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

          Under Resolution 2,689, non-Brazilian investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

          Under Resolution 2,689, a non-Brazilian investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investment;

•	register as a non-Brazilian investor with the CVM; and

•	register its foreign investment with the Central Bank.

          Additionally, the investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian internal revenue service (“Receita Federal”) pursuant to the latter’s Regulatory Instruction 200. This registration process is undertaken by the investor’s legal representative in Brazil.

          Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10.E. Taxation—Brazilian tax considerations” for more information.

          Resolution 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Accordingly, the proceeds from the sale of ADSs by holders of American Depositary Receipts outside Brazil are free of Brazilian foreign investment controls and holders of ADSs who are not resident in a tax haven jurisdiction will be entitled to favorable tax treatment.

Back to Contents

          The right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to, granting the required government approval for conversions of Brazilian currency payments and remittances abroad could adversely affect holders of ADSs.

          We have obtained a certificate of registration in the name of The Bank of New York, the depositary. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares, such holder may continue to rely on the depositary’s certificate of capital registration for only five business days after such exchange. After that, such holder must seek to register its investment directly with the Central Bank. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares. Such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

          Before March 14, 2005, there were two principal foreign exchange markets in Brazil, in which notes were freely negotiated but could be strongly influenced by Central Bank intervention:

•	the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and

•	the floating rate exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

          On March 4, 2005, the National Monetary Council enacted Resolution No. 3265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved, provided, however, the legality of the transaction.

          Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restriction on the remittance of foreign currency abroad and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

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

Back to Contents

D.      Exchange Controls

          There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

          The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADSs and to remit the proceeds abroad.

          Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “Item 10. Taxation—Brazilian Tax Considerations.”

          Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchange. Registration is available to qualified foreign investors, which principally include foreign financial institutions, legal entities and individuals. Resolution 2,689 also extends favorable tax treatment to registered investors. See “Item 10. Taxation—Brazilian Tax Considerations.”

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

Registered Capital

          Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration which must be done before the first investment on Brazilian stock exchanges (the amount so registered is referred to as registered capital) allows the remittance to and outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average market rates quoted by the Central Bank on these dates.

Back to Contents

          A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non- Brazilian holder.

          A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10—Taxation—Brazilian Tax Considerations.”

          If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Item 10—Taxation—Brazilian Tax Considerations.”

          Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3—Risk Factors—Risks Relating to Brazil.”

E.      Taxation

          The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain holders. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

          Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Back to Contents

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

Distributions of Interest on Capital

          Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (11% per annum for the three month period beginning January 2003) The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

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

          Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws (estatutos) and Brazilian Corporate Law. Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of Gains

          Gains realized outside Brazil by a U.S. holder or a non-Brazilian holder on the disposition of property located in Brazil, including preferred shares, to another U.S. holder or non-Brazilian holder are subject to Brazilian tax, as of February 2004. In this case, gains would be subject to a 15% withholding tax rate, except if the beneficiary is located in a low-tax jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%.

          Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian or U.S. holders. Insofar as the regulatory norm referred to in Article 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.

          Gains realized by a U.S. holder or a non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 25% or taxed at a rate of 15%, depending on the circumstances.

Back to Contents

•	Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

•	Gains realized on preferred shares through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to tax at a rate of 15%.

•	Gains realized on preferred shares through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 15%, as of January 2005, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

          Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens. All preferred shares underlying ADSs qualify under Resolution 2,689.

          There can be no assurance that the current preferential treatment for U.S. holders and non-Brazilian holders of ADSs and U.S. holders and non-Brazilian holders of preferred shares under Resolution 2,689 will be maintained.

          Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. Although there is controversy surrounding this issue, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

          Gains realized by a U.S. holder and non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%. In case the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

          As of January 1, 2005, the purchase price of preferred shares sold on the Brazilian stock exchange is subject to withholding tax at a rate of 0.005%, except in the case of non-Brazilian holders that invest through Resolution No. 2,689. This tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares.

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

          The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares are registered under Resolution 2,689 and the respective holder is not in a tax haven jurisdiction. If the preferred shares are not so registered or the holder is in a tax haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

          The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

Back to Contents

1. Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions

          Law No. 9,779, dated as of January 19, 1999, states that, with the exception of limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%. The increased rate also applies for capital gains paid to residents of low-tax jurisdictions as of February 2004.

          In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who are resident of tax havens have been excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 since January 1, 2000 and are subject to the same tax treatment applicable to holders that are residents of or domiciled in Brazil.

2. Other Brazilian Taxes

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

          In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, the CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax is due to expire on December 31, 2007. It is currently imposed at a rate of 0.38%. Transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions have been exempt from the CPMF tax since July 13, 2002. Additionally, as of August 2004, Brazilian holders may elect to make investments through a special investment account, which is exempt from CPMF. In this case, the tax only applies upon the transfer of funds from the banking account to the investment account. Once deposited in this account, funds may be withdrawn without the CPMF. However, funds deposited in the investment account must only be used for investments.

U.S. Federal Income Tax Considerations

          The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Back to Contents

          As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

          THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

General

          In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions taken by the U.S. Treasury.

Taxation of Dividends

          Distributions made by us of cash or property (including distributions of interest on capital) generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. If a distribution made by us exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain.

          The amount of any dividend paid in reais generally will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of reais into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Brazilian taxes. Dividends paid by us will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Back to Contents

          Subject to certain exceptions for short-term and hedged positions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable.

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

          Subject to certain limitations and restrictions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to our preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” from sources outside the United States. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

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

Back to Contents

Passive Foreign Investment Company Rules

          We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold a 25% interest, from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Moreover, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax, as described above. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

Information Reporting and Backup Withholding

          Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

          U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

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

Back to Contents

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

Exchange Rate Risk

          The principal foreign exchange rate risk faced by us arises from our U.S. dollar-denominated indebtedness. At December 31, 2004, we had U.S.$ 118.3 million of indebtedness and U.S.$ 5.9 million of other liabilities denominated in U.S. dollars. Our revenues are earned almost entirely in reais and we have no material U.S. dollar-denominated assets (except for our hedge contracts). At December 31, 2004, all of our U.S. dollar-denominated indebtedness and other foreign exchange liabilities were covered by long positions of derivative agreements. Under those derivative agreements, our subsidiaries’ U.S. dollar-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. As such, at December 31, 2004, all of our U.S. dollar fixed- and floating-rate loans are converted to floating-rate loans through our derivative transactions. In addition, 100% of our other U.S. dollar liabilities, such as liabilities with suppliers and management fees, were also covered by derivative agreements. At December 31, 2004, we recorded financial expense from foreign currency derivative transactions of R$41.2 million against financial income from monetary and foreign exchange variations of approximately R$28.0 million.

          Our foreign currency-denominated debt produced a gain of R$28.0 million in 2004, a gain of R$68.3 million in 2003 and a loss of R$157.3 million in 2002. This was offset by our derivatives, which produced a loss of R$41.2 million in 2004, a loss of R$91.8 million in 2003 and a gain of R$139.9 million in 2002. The unrealized costs, net of unrealized gains on foreign exchange derivatives contracts was R$30.1 million and R$5.5 million at December 31, 2004 and 2003, respectively. At December 31, 2002 the net unrealized gain, net of unrealized costs on foreign exchange derivatives contracts was R$72.3 million.

          The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the foreign exchange applicable to financial assets and liabilities on December 31, 2004 would be approximately R$33.4 million. On the other hand, our derivative instruments would have a gross gain of R$33.4 million. The net loss would be R$0.05 million.

          Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2004 of R$2.6544 to U.S. $1.00, which would represent a devaluation of the real of R$0.2654. We then assumed that this unfavorable currency move would be sustained from December 31, 2004 through December 31, 2005. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments (essentially handset purchases), net of derivative instruments.

Back to Contents

Interest Rate Risk

          We are exposed to interest rate risk as a result of an investment of cash and cash equivalents mainly in short-term real-denominated instruments. At December 31, 2004, this amount totaled R$86.6 million.

          Additionally, we are exposed to interest rate risk as a consequence of our floating rate debt in U.S. dollars and due to the nature of our derivative agreements, whereby our U.S. dollar-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI. At December 31, 2004, we had total debt of R$314.1 million of which approximately 44.4% of our indebtedness bore interest at floating rates and 55.6% bore interest at fixed rates. We have not entered into derivative contracts or made other arrangements to hedge against this risk. Thus, if market interest rates rise, then it is probable that our financing expenses will increase. We continuously monitor interest rates with a view toward considering whether we should enter into derivative arrangements to protect against the risk of interest rate volatility. We hedged against the risk of interest rates increasing at the amount of R$91.0 million (face value).

          The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities on December 31, 2004 would be approximately R$3.2 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points increase in the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated, and assumes the same interest rate movement within each homogeneous category, such as U.S. dollars. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

          Interest rate sensitivity analysis was made by applying a 10% increase to all floating-rate-denominated debt, assuming that the different indexes (CDI and LIBOR) would all rise by 10% instantaneously on December 31, 2004 and that this unfavorable move would continue for one year.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15.      CONTROLS AND PROCEDURES

          Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

Back to Contents

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

ITEM 16.      [RESERVED]

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

          As of yet, we have not appointed an “audit committee financial expert” as defined by the SEC. Because we are not required to have an “audit committee” as defined in Exchange Act Rule 10A - 3(a)(5)(A) until July 31, 2005, we have deferred the appointment and the determination thereof by our board of directors until such date.

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

          There have been no waivers to our code of ethics in 2004.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the fiscal years ended December 31, 2004 and 2003. The chart below sets forth the total amount billed to us by Deloitte for services performed in the years 2004 and 2003, and breaks down these amounts by category of service.

	For Year ended December 31,

	2004	2003

	(in thousands of reais)
Audit Fees	382	343
Audit-Related Fees	66	—
Tax Fees	16	—
All Other Fees	—	—

Total	464	343

Audit Fees

          Audit Fees are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Back to Contents

Audit-Related Fees

          Audit-Related Fees are fees charged by Deloitte for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

Tax Fees

          Tax fees are fees for professional services rendered by Deloitte for tax compliance services.

Pre-Approval Policies and Procedures

          The audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2004 and 2003, none of the fees paid to Deloitte were approved pursuant to the de minimis exception.

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not required for the year ended December 31, 2004.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          The table below shows all repurchases by us or affiliated purchases of our preferred shares during 2004:

Period	Total number of shares purchased	Average price paid per 1,000 shares in reais	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

January 2004	—	—	—	—
February 2004	—	—	—	—
March 2004	—	—	—	—
April 2004	—	—	—	—
May 2004	—	—	—	—
June 2004	—	—	—	—
July 2004	—	—	—	—
August 2004	—	—	—	109,222,659,000
September 2004	—	—	—	109,222,659,000
October 2004	109,222,659,000	0.90 (common shares) 1.10 (preferred shares)	109,222,659,000	—
November 2004	—	—	—	—
December 2004	—	—	—	—

Total shares repurchased during 2004	109,222,659,000		109,222,659,000

(1)	Includes 16,723,247,000 common shares and 92,499,407,000 preferred shares.

PART III

ITEM 17.      FINANCIAL STATEMENTS

          Not applicable.

Back to Contents

ITEM 18.      FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19.      EXHIBITS

1.1	Amended and Restated By-Laws (Estatuto Social) of Tele Leste (English translation).
4.1	Authorization Term of the Personal Mobile Service entered by Anatel and Telebahia (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
4.2	Authorization Term of the Personal Mobile Service entered by Anatel and Telergipe (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
6.1	Statement regarding computation of per share earnings (incorporated by reference to note 34(i) to our audited consolidated financial statements included elsewhere in this annual report).
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE YEARS IN THE PERIOD ENDED
DECEMBER 31, 2004, 2003 AND 2002

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tele Leste Celular Participações S.A.
Salvador, Brazil:

(1)	We have audited the accompanying consolidated balance sheets of Tele Leste Celular Participações S.A. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of loss, changes in financial position and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2)	We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3)	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Leste Celular Participações S.A. and subsidiaries as of December 31, 2004 and 2003, the results of their operations and the changes in their financial position, and in shareholders’ equity for each of the three years in the period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

(4)	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

(5)	Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flows for each of the three years in the period ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6)	As discussed in note 2.c, the Company has changed the basis of presentation of the consolidated financial statements from the Constant Currency Method to the Brazilian Corporate Law Method in 2003.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

São Paulo, Brazil
April 1, 2005

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

Assets	Note		2004	2003

Current assets
Cash and cash equivalents	12		86,606	59,427
Trade accounts receivable, net	13		127,748	104,355
Deferred income taxes	10		—	927
Recoverable taxes	14		42,266	17,659
Inventories	15		53,754	12,934
Derivative contracts	23	d	443	1,888
Prepaid expenses	16		8,347	6,737
Advances to supplies			552	395
Other current assets	17		12,211	14,909

Total current assets			331,927	219,231

Noncurrent assets
Deferred income taxes	10		187,635	184,074
Recoverable taxes	14		23,814	18,031
Derivative contracts	23	d	6,516	16,274
Prepaid expenses	16		1,789	1,795
Other assets	17		12,988	3,150

Total noncurrent assets			232,742	223,324

Permanent assets
Property, plant and equipment, net	18		389,685	392,616
Deferred assets, net			625	625
Total permanent assets			390,310	393,241

Total assets			954,979	835,796

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

Liabilities and shareholder’s equity	Note		2004	2003

Current liabilities
Payroll and related accruals	19		6,305	2,666
Accounts payable and accrued expenses	20		172,195	145,710
Taxes payables	21		19,501	16,069
Dividends payable	27	e	478	489
Loans and financing	23		52,319	68,582
Reserve for contingencies	24		8,017	5,607
Derivative contracts	23	d	15,327	18,400
Pension and other post-retirement benefit plans	25		—	8
Other liabilities	22		11,092	11,861

Total current liabilities			285,234	269,392

Noncurrent liabilities
Loans and financing	23		261,769	153,655
Derivative contracts	23	d	21,323	5,272
Pension and other post-retirement benefit plans	25		275	270
Reserve for contingencies	24		6,816	5,920
Other liabilities	22		5,001	—

Total noncurrent liabilities			295,184	165,117

Shareholders’ equity
Share capital	27	a	306,375	305,396
Treasury shares	27	a	(35)	(35)
Capital reserves	27	b	126,909	124,344
Income reserves	27	c	—	—
Accumulated deficit			(58,725)	(28,455)

Total shareholders’ equity			374,524	401,250

Funds for capitalization			37	37

Total liabilities and shareholders’ equity and funds for capitalization			954,979	835,796

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais, except share earnings per thousand shares data)

			Years ended December 31,
	Note		2004	2003	2002

Net operating revenue	4		487,020	441,267	431,395
Cost of services and goods sold	5		(282,167)	(256,259)	(241,362)

Gross profit			204,853	185,008	190,033
Operating (expenses) income:
Selling expense	6	a	(147,104)	(145,010)	(116,404)
General and administrative expense	6	b	(57,861)	(49,335)	(46,753)
Other operating income (expense), net	7		(904)	(3,132)	2,105

Operating income (loss) before financial expense			(1,016)	(12,469)	28,981
Financial expense, net	8		(24,664)	(30,286)	(32,811)

Operating loss			(25,680)	(42,755)	(3,830)
Net nonoperating expenses	9		(1,942)	(661)	(1,601)
Loss before income and social contribution taxes			(27,622)	(43,416)	(5,431)

Income and social contribution taxes	10		(6,619)	754	324

Net loss			(34,241)	(42,662)	(5,107)

Shares outstanding at December 31			480,669,473	479,393,884	479,445,039

Net loss per thousand shares outstanding at the balance sheet date (Brazilian reais)			(0.06)	(0.09)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

		Capital Reserves			Income Reserves

	Capital Stock	Treasure shares	Fiscal Incentives	Special Premium Reserve	Legal reserve	For Expansion	Accumulated Deficit	Total

Balance as of December 31, 2000	305,396	—	57	124,344	6,491	15,638	—	451,926
Pension and other postretirement benefits	—	—	—	—	—	—	(448)	(448)
Net loss	—	—	—	—	—	—	6,020	6,020
Legal Reserve	—	—	—	—	301	—	(301)	—
Reversal of reserves	—	—	—	—	—	(6,708)	6,708	—
Proposed dividends	—	—	—	—	—	—	(11,979)	(11,979)

Balance as of December 31, 2001	305,396	—	57	124,344	6,792	8,930	—	445,519
Unclaimed dividends at holding Company	—	—	—	—	—	—	1,695	1,695
Net loss	—	—	—	—	—	—	(5,107)	(5,107)
Reversal of reserves	—	—	—	—	—	(2,508)	2,508	—
Donations for investments	—	—	—	—	—	—	416	416
Unclaimed dividends at subsidiaries	—	—	—	—	—	—	488	488

Balance as of December 31, 2002	305,396	—	57	124,344	6,792	6,422	—	443,011
Treasury shares	—	(35)	—	—	—	—	—	(35)
Net loss	—	—	—	—	—	—	(42,662)	(42,662)
Reversal of reserves	—	—	(57)	—	(6,792)	(6,422)	13,271	—
Donations for investments	—	—	—	—	—	—	936	936

Balance as of December 31, 2003	305,396	(35)	—	124,344	—	—	(28,455)	401,250
Capital Increase	979	—	—	(979)	—	—	—	—
Rate adjustment for special goodwill reserve	—	—	—	3,544	—	—	—	3,544
Netloss	—	—	—	—	—	—	(34,241)	(34,241)
Donations for investments							3,971	3,971

Balances at December 31, 2004	306,375	(35)	—	126,909	—	—	(58,725)	374,524

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

	Years ended December 31,
	2004	2003	2002

SOURCES OF FUNDS
From operations
Net income (loss)	(34,241)	(42,662)	(5,107)
Items not affecting working capital
Depreciation and amortization	108,357	138,273	108,454
Net book value of permanent asset disposals	2,323	4,964	520
Monetary and exchange variations on noncurrent items	6,772	(636)	46,567
Provision for losses on tax incentives	—	—	1,447
Reserve for contingencies	3,253	945	1,166
Deferred income taxes		—	(2,627)
Pension and other postretirement plans	5	(131)	(185)

Total from operations	86,469	100,753	150,235

From shareholders
Unclaimed Dividends	—	—	2,183
From third parties-
Transfer from noncurrent assets to current assets	14,791	15,327	11,691
Transfer from permanent assets to current assets	813	—	461
Increase in noncurrent liabilities	—	—	—
Donations for investments	3,971	936	416
Premium reserve adjustments	3,544	—	—
Addition of loans to long-term liabilities	133,543	—	—

Total sources	243,131	117,016	164,986

USES OF FUNDS:
Transfers from noncurrent to current liabilities	12,100	69,621	77,223
Increase in noncurrent assets	30,671	12,656	25,225
Additions to permanent assets	103,506	71,164	77,082
Treasury shares	—	35	—
Transfer of current liabilities to property, plant and equipment	—	768	—

Total uses	146,277	154,244	179,530

INCREASE (DECREASE) IN WORKING CAPITAL	96,854	(37,228)	(14,544)

REPRESENTED BY:
CURRENT ASSETS AT YEAR END	331,927	219,231	225,406
CURRENT LIABILITIES AT YEAR END	(285,234)	(269,392)	(238,339)

Working capital at year end	46,693	(50,161)	(12,933)
Working capital at the beginning of the year	(50,161)	(12,933)	1,611

INCREASE (DECREASE) IN WORKING CAPITAL	96,854	(37,228)	(14,544)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

	2004	2003	2002

Cash flows provided by operations
Net income (loss)	(34,241)	(42,662)	(5,107)
Adjustments to reconcile to cash provided by (used in) operating activities:
Depreciation and amortization	110,150	139,808	108,454
Shared system depreciation apportionment	(1,793)	(1,535)	—
Monetary and exchange variations on loans and financing	(24,816)	(63,627)	141,085
(Gain) loss on permanent asset disposals	1,942	662	149
Provision for doubtful accounts	11,131	11,701	13,311
Increase in customer accounts receivable, gross	(34,524)	(35,852)	(18,270)
Increase in deferred and recoverable taxes	(33,024)	10,089	(2,942)
Increase in other current assets and inventories	(39,082)	(11,132)	(3,483)
Increase in other noncurrent assets	(9,832)	(778)	(551)
(Increase) decrease in derivative contracts – assets	13,878	57,147	(64,216)
Increase (decrease) in payroll and related accruals	3,639	(236)	112
Increase in accounts payable and accrued expenses	26,485	38,026	27,501
Increase (decrease) in taxes other than income taxes	(2,274)	4,046	4,290
Increase (decrease) in other current liabilities	(777)	997	3,287
Increase (decrease) in accrued interest	(325)	(1,620)	(318)
Increase (decrease) in income taxes	9,250	(223)	223
Increase in reserve for contingencies	3,306	862	256
Increase (decrease) in pension and other post-retirement benefit plan	5	(131)	(279)
Increase in derivative contracts – liabilities	29,029	20,696	1,279
Increase (decrease) in other noncurrent liabilities	(60)	—	—

Net cash provided by operations	28,067	126,238	204,781

Cash flows used in investing activities
Additions to property, plant and equipment	(99,535)	(69,107)	(72,456)
Additions to investments	—	(1,121)	(4,211)
Proceeds from asset disposals	381	4,302	371

Net cash used in investing activities	(99,154)	(65,926)	(76,296)

Cash flows provided by (used in) financing activities
Loans repaid	(90,537)	(82,072)	(78,766)
Net settlement on derivative contracts	(18,726)	—	—
New loans obtained	207,529	—	14,779
Purchase of treasury shares	—	(35)	—
Dividends paid	—	(37)	(12,214)

Net cash provided by (used in) financing activities	98,266	(82,144)	(76,201)

Increase (decrease) in cash and cash equivalents	27,179	(21,832)	52,284

Cash and cash equivalents at beginning of year	59,427	81,259	28,975

Cash and cash equivalents at end of year	86,606	59,427	81,259

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

1.	Operations and background

a.	Incorporation

     Tele Leste Celular Participações S.A. (“Tele Leste” or “Company”) is a publicly held company whose controlling shareholders, on December 31, 2004, are Sudestecel Participações S.A. (22.08% of the total capital stock), Brasilcel N.V. (3.38% of the total capital stock) and, Tagilo Participações Ltda. (2.42% of the total capital stock) and Avista Participações Ltda. (22.72% of the total capital stock). Sudestecel Participações S.A., Tagilo Participações Ltda. and Avista are wholly owned subsidiaries of Brasilcel N.V.

     The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50.00% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

b.	Business and regulatory environment

     Tele Leste is the controlling shareholder of Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular Participações S.A. (“Telergipe”), collectively the “Subsidiaries” which provide cellular telecommunication services in the states of Bahia and Sergipe, respectively, including the exercise of activities necessary or useful to perform such services, in accordance with the authorizations granted to them.

     The authorizations granted to Telebahia and Telergipe shall be in force up to June 29 and December 15, 2008, respectively, and may be renewed once for a 15- year term by means of the payment of rates of approximately 1% of operators annual revenues.

     As of July 6, 2003, the operators implemented the Carriers Selection Code (Código de Seleção da Prestadora) (CSP), by which customers may choose their carrier for national and international long distance services, in compliance with the rules of Personal Mobile Service (Serviço Móvel Pessoal), or SMP. The subsidiaries no longer receive revenue from national and international long distance calls and shift; instead, they receive interconnection fees for the use of their network on these calls.

     The Subsidiaries’ business, including the services they may provide, are ruled by the National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL, the telecommunications industry regulator, in accordance with Law No. 9,472 of July 16, 1997, and relevant regulations, decrees, decisions and plans.

     In June 2004, Anatel approved the purchase by Brasilcel of all the shares of Sudestecel Participações S.A. held by NTT DoCoMo, Inc.and Itochu Corporation. These two companies are thus no longer shareholders of the group.

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

Back to Contents

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

     The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges), and shareholder’s equity accounts using indexes mandated by the Federal Government. The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

(ii)	The Constant Currency Method

     Under the Constant Currency Method, all historical Brazilian real amounts in the financial statements and notes thereto are expressed in constant purchasing power as of latest balance sheet date, in accordance with standards prescribed by the CVM for publicly traded entities. Under the Constant Currency Method, financial statement are adjusted for inflation up to December 31, 2000.

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

     In prior years ended December 31, 2003, the Company had prepared its financial statements for presentation in the United States in accordance with the Constant Currency Method. In order to conform the financial statements for the use of its shareholders in the United States to the same basis used in the primary market in Brazil, the management of Tele Leste Celular Participações S.A. has elected to present its financial statements commencing in the year ended December 31, 2003 in accordance with BR CL.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

d.	Summarized financial information for the year ended December 31, 2002 under Constant Currency Method

The summarized financial statements information, previously reported under the Constant Currency Method, with a reconciliation to the Corporate Law Method (BR CL) is as follows:

Years ended December 31,

2002

Statement of operations
Net operating revenue	431,395
Cost of goods and services sold	(264,011)
Gross profit	167,384
Loss before taxes and minority interest	(36,238)
Net loss for the year	(25,440)

Reconciliation of net income (loss) and shareholders’ equity balances between BR CL and the Constant Currency Method is as follows:

2002

Statement of Operations
Net income (loss) according to BR CL	(5,107)
(-) realization of assets (depreciation, amortization and write-offs)	(30,807)
(+)Reversal of deferred taxes	10,474

(=) Net loss according to the Constant Currency Method	(25,440)

e.	Principles of consolidation

     These consolidated financial statements include the accounts and operations of the Holding Company and its subsidiaries Telebahia and Telergipe as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004. All inter-company balances and transactions have been eliminated on consolidation.

f.	Reclassifications

     Certain reclassifications have been made to the prior periods to conform to the 2004 presentation.

3.	Summary of significant accounting policies

a.	Cash and cash equivalents

     Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less and are stated at cost plus accrued interest to the balance sheet date.

b.	Trade accounts receivable

     Accounts receivable from cellular subscribers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable, net also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as the accounts receivable from the sale of handsets and accessories.

c.	Provision for doubtful accounts

     Provision is recognized for trade accounts receivable for which recoverability is not considered probable.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

d.	Foreign currency transactions

     Transactions denominated in foreign currencies are recorded at the prevailing exchange rate at the date of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Resulting gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of operations, as part of financial expense, net.

     Exchange variation and premiums related to foreign currency are calculated and recorded on an accrual basis regardless of the settlement period.

e.	Inventories

     Consist of hansets and accessories stated at the average cost of acquisition. A provision is recognized to adjust the cost of handset and accessories to net realizable value for inventory considered obsolete or slow-moving.

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

     The present value of costs to be incurred to disassemble towers and equipment in leased property is capitalized and amortized over the related equipment’s useful life, not to exceed the term of lease agreements.

     Through 1998, capitalized interest was calculated monthly at a rate of 12% per annum on construction-in-progress. For the three-year period ended December 31, 2004, the Company capitalized interest attributable to construction-in-progress using the specific interest rates of the loans that financed the construction-in-progress. An aggregate amount of R$1,061, R$1,121 and R$4,211, was capitalized in 2004, 2003 and 2002, respectively.

h.	Vacation pay accrual

     Cumulative vacation pay due to employees is accrued as earned.

i.	Accrual for rewards program

     The Subsidiaries have implemented a rewards program that enables users to accumulate points based on cellular services used, which may be exchanged in the future for cellular handsets. An accrual is recorded based on points earned as of the balance sheet date which are calculated, considering the cost of the cellular handsets and the expected utilization based on the registered customer’s consumption profile.

j.	Income and social contribution taxes

     Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences and loss carryforwards are recorded as deferred tax assets or liabilities when it is more likely than not that the assets will be realized.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

k.	Loans and financing

     Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l.	Fistel fees

     Fistel (Telecommunication Inspection Fund) fee paid at activation of subscribers are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

m.	Reserve for contingencies

     A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to cases in which the likelihood of an unfavorable outcome is considered probable.

n.	Pension and other postretirement benefits

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

     Revenue from services is recognized when the services are rendered. Billing is on a monthly basis. Unbilled revenues are estimated and recognized as revenue as the services are rendered. Revenue from the sale of prepaid cellular handset cards is deferred and recognized in income when such cards are used, based on minute usage. Revenue from the sale of handsets and accessories is recorded at the moment of the sale to the final customer. Sales made through dealers are recorded as revenue when the handsets are activated.

p.	Financial expense, net

     Financial income (expenses) is represented by interest, monetary restatement and exchange variations on cash and other investments and loans and financing. Gains and losses on derivative contracts are also included as a component of financial expense, net.

q.	Derivatives

     The Company enters into certain derivative contracts to manage exposure to foreign currency exchange rate fluctuations in relation to the Brazilian real. These derivative contracts are calculated and recorded based on contractual terms and the exchange rates in effect at the balance sheet date. Resulting gains and losses, realized or unrealized, are recorded as “Financial expense, net”. Premiums paid or received in advance are deferred and amortized over the period of the respective contracts.

r.	Advertising expense

     Advertising costs are charged to expense as incurred and amounted to R$18,772, R$18,232 and R$11,486 for the years ended December 31, 2004, 2003 and 2002, respectively.

s.	Employees’ profit sharing

     Accruals are made to recognize the expenses for employees’ profit sharing, for which payment is subject to approval at the annual shareholders’ meeting.

t.	Loss per thousand shares

     Loss per thousand shares is computed based on the number of shares outstanding at the balance sheet date.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

u.	Segment information

     The Company operates in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Bahia and Sergipe.

v.	Use of estimates

     The preparation of consolidated financial statements in conformity with BR CL and U.S. GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

4.	Net operating revenue
	Years ended December 31,
	2004	2003	2002

Monthly subscription charges	39,928	38,412	48,563
Usage charges	256,623	248,706	248,867
Additional charges per call	27,003	25,029	24,931
Interconnection	202,452	181,097	179,849
Data services	10,536	13,468	2,506
Other	17,597	7,149	11,294

Gross operating revenue from services	554,139	513,861	516,010

Value-added tax on services – ICMS	(90,784)	(85,633)	(82,374)
PIS and COFINS	(20,320)	(18,584)	(18,177)
Other taxes	(277)	(284)	(240)
Discounts granted	(14,755)	(11,541)	(24,402)

Net operating revenue from services	428,003	397,819	390,817

Handsets and accessories sold	155,408	106,441	86,477

Value-added tax on sales – ICMS	(17,532)	(12,223)	(9,639)
Employees’ profit participation program – PIS and Social contribution on billing – COFINS	(9,924)	(2,713)	(1,829)
Discounts granted and returns of goods	(68,935)	(48,057)	(34,431)

Net operating revenue from sales of handset and accessories	59,017	43,448	40,578

Net operating revenue	487,020	441,267	431,395

     There are no customers who account for more than 10% of gross operating revenue at December 31, 2004, 2003 and 2002, except for amounts from services rendered to Telecomunicações da Bahia S.A. – TELEMAR, which represent approximately 20.29%, 19.79% and 22.4% of gross operating revenue at December 31, 2004, 2003 and 2002, respectively.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

5.	Cost of services and goods sold
	Years ended December 31,
	2004	2003	2002

Products sold	(119,346)	(62,913)	(48,520)
Depreciation	(74,241)	(90,801)	(79,613)
Personnel	(4,488)	(4,925)	(3,846)
Outsourced services	(16,899)	(11,997)	(12,792)
Leased lines	(18,675)	(20,016)	(19,540)
Rent, insurance and condominium fees	(11,423)	(9,596)	(17,550)
Interconnection	(16,489)	(38,767)	(42,593)
Taxes and contributions	(20,385)	(17,153)	(16,800)
Other	(221)	(91)	(108)

Total	(282,167)	(256,259)	(241,362)

6.	Operating (expenses)

a.	Selling expenses
	Years ended December 31,
	2004	2003	2002

Outsourced services (i)	(87,045)	(74,757)	(56,651)
Depreciation	(24,017)	(39,074)	(22,843)
Personnel	(15,082)	(14,260)	(19,282)
Supplies	(3,758)	(797)	(898)
Rental, insurance and condominium fees	(2,590)	(3,323)	(2,874)
Provision for doubtful accounts	(11,131)	(11,701)	(13,311)
Other	(3,481)	(1,098)	(545)

Total	(147,104)	(145,010)	(116,404)

(i) Outsourced services includes expenses with advertising in the amount of R$18,772, R$18,232 and R$11,486 on December 31, 2004, 2003 and 2002.

b.	General and administrative expense
	Years ended December 31,
	2004	2003	2002

Outsourced services	(29,568)	(21,929)	(24,278)
Personnel	(13,489)	(14,869)	(14,215)
Depreciation	(11,892)	(9,933)	(5,997)
Supplies	(690)	(699)	(703)
Rent, insurance and condominium fees	(1,774)	(724)	(833)
Others	(448)	(1,181)	(727)

Total	(57,861)	(49,335)	(46,753)

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

7.	Other operating income (expense), net
	Years ended December 31,
	2004	2003	2002

Income:
Fines	2,430	2,287	2,344
Recovered expenses	793	421	3,565
Reversal of provisions	43	178	—
Shared infrastructure	1,573	1,282	1,709
Other	3,221	2,883	720

Sub-total	8,060	7,051	8,338

Expenses:
Provision for contingencies	(2,916)	(844)	(1,411)
FUST	(2,239)	(2,007)	(1,909)
FUNTTEL	(1,119)	(1,003)	(954)
ICMS on other expenses	(857)	(4,038)	(1,546)
Other	(1,833)	(2,291)	(413)

Sub-total	(8,964)	(10,183)	(6,233)

Total	(904)	(3,132)	2,105

8.	Financial expense, net
	Years ended December 31,
	2004	2003	2002

Financial income:
Interest income	5,619	17,708	10,248
Monetary/exchange variation on assets	30,010	68,374	3,251
PIS and COFINS on financial income	(1,612)	(4,499)	(5,686)

Sub-total	34,017	81,583	7,813

Financial expenses:
Interest expense	(15,487)	(20,031)	(23,228)
Monetary/exchange variation on liabilities	(2,027)	—	(157,322)
Derivative contracts	(41,167)	(91,838)	139,926
Sub-total	(58,681)	(111,869)	(40,624)
Total	(24,664)	(30,286)	(32,811)

     In 2004, 2003 and 2002 financial expense is presented net of capitalized interest in the amount of R$1,061, R$ 1,121 and R$4,211 respectively.

9.	Net nonoperating expenses
	Years ended December 31,
	2004	2003	2002

Loss (gain) on permanent asset disposals	(1,942)	4,302	370
Provision for loss on tax incentive investments	—	—	(1,447)
Others	—	(4,963)	(524)

	(1,942)	(661)	(1,601)

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

10.	Income and social contribution taxes

     Brazilian income taxes comprise federal income tax and the social contribution tax. For the three-year period ended December 2004 the income tax rate was 25%, and the social contribution tax rate was 9%. The tax expense and taxes on temporary differences and tax loss carryforwards have been calculated at the combined rate of 34%.

     The composition of the income tax benefit (expense) is as follows:

	2004	2003	2002

Current taxes:
Income tax	(12,234)	(65)	(1,739)
Social contribution tax	(4,412)	(26)	(564)

Deferred taxes	10,027	845	2,627

Total income tax benefit (expense)	(6,619)	754	324

     The following is a reconciliation of the reported income tax benefit (expense) and the amounts computed by applying the combined statutory tax rate of 34%:

	2004	2003	2002

Income (loss) before taxes as reported in the accompanying financial statements	(27,622)	(43,416)	(5,431)
Tax benefit at the combined statutory rate	9,392	14,761	1,847
Permanent additions/exclusions:
Nondeductible expenses	(1,628)	(924)	(683)
FINOR (Northeast Investment Fund)			(492)
Other	—	(37)	68
Other items
Unrecorded tax loss carry forwards	(14,404)	(13,041)	—
Other	21	(5)	(416)

Total tax benefit (expense)	(6,619)	754	324

     The main components of deferred income and social contribution taxes are as follows:

	2004	2003

Deferred tax assets:
Tax loss carryforwards	106,275	98,283
Tax credits from corporate restructuring	63,702	71,095
Reserve for contingencies	2,076	1,795
Allowance for doubtful accounts	4,901	5,042
Provision for pension and other postretirement benefit plans	94	91
Accrual for rewards program	—	1,151
Allowance for inventory obsolescence	508	391
Accelerated depreciation	6,443	5,860
Other	3,636	1,293

Total	187,635	185,001

Current	—	927
Noncurrent	187,635	184,074

     The deferred tax credits have been recognized on the assumption of future realization, as follows:

•	Tax carryforwards will be compensated up to a limit of 30% of the tax basis for upcoming years. The Company estimates based on projected future taxable income that these tax carryforwards will be recovered within 10 years.

•	Tax credits from corporate restructuring are represented by the balance of goodwill net of the equity maintenance reserve (see Note 26). The realization of these tax credits occurs in the same proportion as the amortization of goodwill on the Subsidiaries. Considering the economic and operating results of the Subsidiaries to date and the future trends of recoverability, which are supported by technical studies, the Company estimates that these tax credits will be recovered.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

•	Temporary differences: The realization of temporary difference will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence of inventories.

11.	Supplemental cash flow information
	2004	2003	2002

Interest paid	6,509	17,158	20,046
Income and Social contribution taxes paid	19,488	—	—

Non-cash transactions:
Donations for investments	3,971	936	416
Capitalized cost of disassemble towers and equipment	5,055	—	—
Transference to advance for suppliers	807	—	—

12.	Cash and cash equivalents
	2004	2003

Banks	5,266	7,303
Short-term investments	81,340	52,124

Total	86,606	59,427

     Temporary cash investments refer principally to bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

13.	Trade accounts receivable, net
	2004	2003

Unbilled services	19,393	18,534
Billed services	56,176	43,759
Interconnection	27,853	28,460
Products sold	37,122	28,036
Allowance for doubtful accounts	(12,796)	(14,434)

Total	127,748	104,355

     There are no customers who account for more than 10% of accounts receivables, net at December 31, 2004 and 2003, except for amounts receivable from Telecomunicações da Bahia S.A. – TELEMAR, which represent approximately 12.1% and 20.3% of trade accounts receivable, net at December 31, 2004 and 2003, respectively, mainly in relation to interconnection.

     Changes in the allowance for doubtful accounts are as follows:

	2004	2003	2002

Beginning balance	14,434	14,644	11,605
Provision charged to selling expense	11,131	11,701	13,311
Write-offs	(12,769)	(11,911)	(10,272)

Ending balance	12,796	14,434	14,644

14.	Recoverable taxes
	2004	2003

Prepaid/recoverable income and social contributions taxes	4,764	3,103
Social contribution tax	19,982	13,095
Recoverable state value-added tax	25,290	17,647
Withholding income tax	2,693	1,256
Other	13,351	589

	66,080	35,690

Current	42,266	17,659
Noncurrent	23,814	18,031

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

15.	Inventories
	2004	2003

Cellular handsets	56,348	14,339
Materials	411	203
Provision for obsolescence	(3,005)	(1,608)

Total	53,754	12,934

     Reserve for obsolescence is calculated for cellular handsets which are considered to be obsolete or for slow moving inventories.

16.	Prepaid expenses
	2004	2003

Prepaid expenses
Fistel fee	5,577	4,799
Advertising	3,449	2,617
Financial charges	213	496
Other	897	620

Total	10,136	8,532

Current	8,347	6,737
Noncurrent	1,789	1,795

17.	Other assets
	2004	2003

Advances do employees	586	3,174
Credit with suppliers	1,305	6,366
Deposit in court	12,862	3,028
Subsidy on product sale	8,006	1,093
Intercompany credits	2,197	—
Other assets	243	4,398

Total	25,199	18,059

Current	12,211	14,909
Noncurrent	12,988	3,150

     The balance of legal deposits refer to Cofins deposits in the amount of R$2,403 (R$2,334 in 2003, Note 24) and other labor deposits.

18.	Property, plant and equipment, net

a.	Composition
	2004			2003
			Net	Net
		Accumulated	Book	Book
	Cost	Depreciation	Value	Value

Construction-in-progress	51,365	—	51,365	60,642
Transmission equipment	459,097	(331,259)	127,838	125,229
Automatic switching equipment	150,270	(86,779)	63,491	54,676
Land	4,613	—	4,613	4,535
Infrastructure	71,887	(34,801)	37,086	61,470
Handsets	85,348	(65,425)	19,923	10,216
Buildings	28,257	(5,803)	22,454	21,835
Software	67,120	(41,957)	25,163	35,022
Other assets	88,557	(50,805)	37,752	18,991

Total	1,006,514	(616,829)	389,685	392,616

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     In 2004, the Company capitalized financial charges on property and work in progress in the amount of R$1,061 (R$1,121 in December 31, 2003).

b.	Depreciation rates

     The annual depreciation rates applied to property, plant and equipment for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003

	%	%

Automatic switching equipment	14.29	14.29
Transmission equipment	14.29	14.29
Terminal equipment	66.67	66.67
Buildings	4.00	4.00
Infrastructure	4.00 – 20.00	4.00 – 14.29
Intangible assets	20.00	20.00
Other assets (excluding land)	10.00 – 20.00	10.00 – 20.00

c.	Rentals

     The Subsidiaries rent equipment and real estate through a number of operating leases agreements that expire on different dates. Total annual rent expenses under these agreements was R$11,221 in 2004, R$11,804 in 2003 and R$18,483 in 2002.

     As of December 31, 2004, rental commitments primarily related to buildings. Future minimum rental payments under non-cancelable lease agreements with terms in excess of one year are as follows:

2005	3,858
2006	2,752
2007	2,268
2008	1,819
2009	1,022
2010 and thereafter	2,056

Total minimum payments	13,775

19.	Payroll and related accruals
	2004	2003

Accrued salaries and social securities charges	3,302	2,194
Accrued benefits	2,253	274
Income tax withheld	750	198

Total	6,305	2,666

20.	Accounts payable and accrued expenses
	2004	2003

Amounts payable to suppliers	131,543	101,315
Technical assistance (including related parties – Note 28)	15,584	23,323
Interconnection (including related parties – Note 28)	2,682	4,547
Amounts due under SMP – related parties (Note 28)	21,083	16,479
Other	1,303	46

Total	172,195	145,710

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

21.	Taxes payable
	2004	2003

Value-added taxes (ICMS)	5,485	10,876
Income and social contribution taxes	5,706	—
COFINS (tax on gross revenue)	4,375	2,096
PIS (tax on gross revenue)	913	262
FISTEL fee (regulatory charge)	1,628	2,141
FUST and FUNTEL (regulatory charges)	336	242
Other	1,058	452

Total	19,501	16,069

     In January 2000, the subsidiaries filed a lawsuit challenging the constitutionality of Law No. 9,718/98, and claiming the suspension of the difference arising from expanding the PIS and COFINS calculation bases. Of the accrued amounts of PIS, R$3,637 (R$ 3,273 on 2003), refers to the amount which has not been paid by the subsidiary Telebahia until November 2002 due to the changes imposed by the new law n° 10.637/02, related to the non-cumulativeness on the computation of PIS, effective in December 2002. The subsidiary Telebahia, as of this date, began paying the amounts due. The accrued amounts of COFINS of R$2,403 (R$ 2,334 on 2003) is being deposited in court by the subsidiary Telergipe, based on preliminary decisions that determined the suspension of the payments (Note 24), until a final decision is ruled.

22.	Other liabilities
	2004	2003

Advances from customers – prepaid calling cards	5,932	3,047
ccrual for rewards program	2,344	1,985
Intercompany liabilities	2,603	2,845
Other	5,214	3,984

Total	16,093	11,861

Current	11,092	11,861
Noncurrent	5,001	—

     The Companies have loyalty programs in which the calls are transformed into points for future exchange for handsets. Accumulated points are reserved as they are obtained considering redemption historical data, accumulated points and point average cost. Upon redemption of handsets by customers, the reserve is reduced.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

23.	Loans and financing

a.	Composition of Debt at December 31, 2004

	Currency	Interest	Maturity	12.31.04	12.31.03

Principal:
Financial Institutions
Citibank – OPIC	US$	3.0% + libor	11/03/2004	—	36,115
Resolution 63	US$	14.35%	from 07/05/2004 to 08/30/2004	—	28,892
Resolution 2770	US$	1.6% p.a. to 4.75% .a.	from 03/18/2005 to 03/10/2006	171,724	—
Banco Europeu de Investimento – BEI	US$	1.65% p.a. + libor	06/13/2008	139,303	151,626
Suppliers:
NEC do Brasil S.A.	US$	7.3%	from 05/28/2005 to 11/29/2005	1,865	4,059
Accrued interest				1,196	1,545

Total				314,088	222,237

Current				52,319	68,582
Noncurrent				261,769	153,655

(1)	At December 31, 2004 and 20023 1(one) US dollar has equivalent to R$2.6544 and R$2.8892, respectively.

     Loans and financing are used for expansion and modernization of cellular telephone network, trade finance and working capital.

b.	Maturities

     The long-term portion as of December 31, 2004 matures as follows:

December 31, 2004

2006	122,466
2008	139,303
Total	261,769

c.	Restrictive covenants

     The Company entered into a loan agreement with Banco Europeu, which balance on December 31, 2004 is R$139,303 (R$151,626, on December 31, 2003). Such loans has restrictive covenants, which include restrictions as to debt levels, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and liquidity ratio. As of the date of the consolidated financial statements, the Company was in compliance with all covenants. Furthermore, these covenants have not restricted the Company’s ability to conduct its normal business or incur additional debt to fund its working capital or capital expenditures.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

d.	Derivatives

     On December 31, 2004, the Company has exchange contracts with notional amounts of US$125,704 thousand to cover its obligations against exchange fluctuation. For the year ended December 31, 2004, the subsidiaries recorded loss of R$30,134 (losses of R$5,510 for the year ended on December 31, 2003) on these contracts represented by a balance of R$6,959 in assets (R$18,162 on December 31, 2003), of which R$443 (R$1,888 on December 31, 2003) classified as current and R$6,516 (R$16,274 on December 31, 2003) as noncurrent and a balance of R$36,650 (R$23,672 on December 31, 2003) in liabilities, of which R$15,327 (R$18,400 on December 31, 2003) in current liabilities and R$21,323 (R$5,272 on December 31, 2003) long-term liabilities. In addition, the subsidiaries have hedge contracts to cover local interest, in the reference amount of R$91 million and recorded current accounting gains of R$443.

e.	Guarantees

Bank	Guarantees

Banco Europeu de Investimento – BEI
Telebahia Celular S.A.	Trade risk guaranteed by Banco Espírito Santo
Telergipe Celular S.A.	Trade risk guaranteed by Banco Espírito Santo

24.	Reserve for contingencies

     The Company is party to a number of lawsuits, related to labor, tax and civil claims. Management, based on external legal counsel’s opinion, has recognized a provision for those claims for which an unfavorable outcome is considered probable.

     Components of the reserves are as follows:

	2004	2003

Labor	4,349	1,761
Tax	8,173	7,585
Civil	2,311	2,181

	14,833	11,527

Current	8,017	5,607
Noncurrent	6,816	5,920

     The changes in the reserve for contingencies are as follows:

	2004	2003	2002

Beginning balance	11,527	5,058	4,802
Additional reserve	2,873	666	1,411
Payments	—	(112)	(1.155)
Monetary restatement	433	308	—
Reclassification from taxes payable	—	5,607

Ending balance	14,833	11,527	5,058

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

24.1 – Tax Clains

24.1.1	Probable losses

a)	ISS

a.1)	Non withholding of ISS payable by tax replacement

     The claim refers to a delinquency notice issued by the Municipality of Salvador against Telebahia in the amount of R$5,538, which object is the non withholding and subsequent payment of ISS (Service Tax) payable by tax replacement from March to June 1998. Based on the opinion of the legal counsel, a partial reserve in the amount of R$1,305 was recorded.

24.1.2	Possible losses

     Based on the opinion of its legal counsels the Management believes that settlement of the following cases is possible and except for item (a) below, has not recognized any provisions in the financial statements as of December 31, 2004 and 2003.

a)	ICMS

     Subsidiaries Telebahia and Telergipe received assessments delinquency notices in the aggregate amount of R$6,868, which objects are: (i) lack of reversal entry pro rata of ICMS credit in connection with capital expenditure, electric power and communication services as a result of exempt communication services; (ii) lack of reversal entry of ICMS credits concerning outflow of equipment for lease or loan for use; (iii) payment in arrears of ICMS in February and March 1998.

b)	ISS

b.1)	ISS on usage of mobile network

     Taking into account the understanding that the assignment of the use of telecommunication networks is a communication service subject to ICMS other than a lease of personal property, Telebahia received an assessment issued by Municipality of Salvador requiring payment of ISS (Service Tax) on the usage charge of mobile network (TUM). The amount involved is approximately R$39,742.

b.2)	Other assessment notices

     Other assessment issued against Telergipe are the following: (i) payment of ISS on ancillary services rendered between February and December 1998; (ii) payment of ISS on call identification between July 2000 and October 2001. The amount involved is approximately R$58.

c)	PIS and COFINS

c.1)	Law No. 9,718/98

     On November 27, 1998, Law No. 9,718/98 changed the calculation of PIS and COFINS, as follows (i) increased COFINS rate from 2% to 3%, (ii) authorized the deduction of up to 1/3 of the amount of COFINS from the amount of the Social Contribution on Net Income – CSLL, and also (iii) indirectly increased COFINS and PIS payable by subsidiaries, establishing the inclusion of surplus revenue in COFINS and PIS taxes basis.

     In the opinion of the Company’s of the legal counsel, this increase is based on non-constitutional grounds, considering that: (i) Art. 195 of the Brazilian Constitution, in force upon publication of Law 9,718, set forth that PIS and COFINS would only be levied on payroll, billing and profits; (ii) the Federal Government used an inadequate means to increase PIS and COFINS, an ordinary law instead of a complementary law; (iii) the period of ninety (90) days as of publication to enforce the law failed to be observed.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     Both Telebahia and Telergipe have been awarded favorable judicial decision authorizing the exclusion of surplus revenue from PIS and COFINS taxes basis, as well as the collection of COFINS at a rate of two per cent (2%). Taking into account the reversion of the mentioned decision:

•	Telebahia currently pays COFINS based on the rate of three per cent (3%), and includes in its tax basis the surplus revenue. All amounts that were reserved during enforcement of the injunction have already been paid;

•	Telergipe currently pays COFINS based on the rate of three per cent (3%), exclusively for the revenue resulting from handset sales and provision of telecommunication service. In relation to other revenues, the amounts have being deposited in court;

•	Telergipe now includes surplus revenues in PIS tax basis, pursuant to the provisions of Law No. 9,718/98.

     In view of the changes introduced by laws 10,637/02 and 10,833/03, the subsidiaries now include surplus revenue in PIS and COFINS taxes basis.

c.2)	Hedge transactions

     Notice of assessment against Telebahia for payment of COFINS in connection with deductions relating to lossesincurred in hedge transactions for assessment of the relevant tax basis. The amount involved is R$5,882.

d)	CIDE

     The Company filed lawsuits challenging the incidence of CIDE – Contribuição de Intervenção no Domínio Econômico on the remittances of values for the payment of technology transference contracts, technical assistance contracts, trademark licencing contracts and software licences, on the terms of Law 10,168/2002, owed to suppliers with headquarters outside of Brazil.

     Based on the opinion of the legal counsel, Management believes that the resolution of this issue will not have a material adverse effect on the company. Nevertheless, the chances of an unfavorable decision in these cases are possible.

24.1.3	– Remote losses

a)	ICMS

     In June, 1998, the CONFAZ (Conselho Nacional de Política Fazendária) agreed to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application to such activation fees retroactive for the five years preceding June 30, 1998.

     The Company believes the extension of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services and because new taxes may not be applied retroactively.

     Based upon advice from external legal counsel and on precedents from Superior Tribunal de Justiça, the company does not expect significant losses arising from this matter. The chances of an unfavorable decision on this case are remote. Therefore, no provision was made for the application of the ICMS tax on cellular activation. Moreover, the Company believes that the predecessor companies would be liable for any tax liability arising from the retroactive application.

b)	PIS and COFINS

     The Company, together with other telecommunication carriers, is defendant in a lawsuit brought by the federal public prosecutor’s office challenging its policy of passing the COFINS and PIS costs to customers by incorporating them into rates charged. The Company is contesting the lawsuit on the basis that the COFINS and PIS are cost components of the services provided to customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     The Company believes that the probability of success as defendants in this claim is high, being the chances of an unfavorable decision remote.

24.2 – Labor and civil

     Include several labor and civil claims, for which a reserve has been provided as shown above, in an amount considered to be sufficient to cover probable losses.

     In the cases in which the chance of loss is classified as possible, the aggregate amount involved is R$8,500 for civil claims and R$2,071 for labor claims:

24.2.1	– Possible losses

a)	Litigation Related to Tax Credits

     Tele Leste Participações, as well as the other new holding companies derived from the privatization of the telecommunication companies formerly under direct or indirect control, by the Brazilian government offset the goodwill paid by their controlling shareholders, against certain tax debts.

     A claim was filed against the Company and the other new holding companies, pleading the cancellation of the administrative acts that recognized these transactions.

     The Company does not believe this action will succeed since the restructuring was done in compliance with Brazilian law. Based on the opinion of external legal counsel, the chance of an unfavorable outcome is possible in this case. In such case, the Company would be obligated to pay all the taxes that were offset against the goodwill.

     The Company is not able, at this time, to determine the extent of any potential liabilities related to this action.

b)	Litigation Related to the Ownership of Caller ID

     Lune Projetos Especiais Telecomunicação Comércio e Indústria Ltda., a brazilian company, filed lawsuits against 23 mobile telecommunications operators, among which Telebahia Celular S.A. e Telergipe Celular S.A., claiming that the defendants violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by brazilian industrial property agency – INPI, on September 30, 1997.

     Lune demands that the operators cease to provide Caller ID services and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration to the use of the system by their customers.

     Based on the opinion of Company’s legal counsel, the chance of an unfavorable outcome is possible in this case. However, the use by Lune of patent 9202624-9 was suspended by a Federal Judge, acting in the State of São Paulo, in a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A.

     The Company has not been able to determine the extent of any potential liabilities with this action.

c)	Litigation Related to the Validity of the Minutes in the Prepaid Plans

     Telebahia Celular S.A. and Telergipe Celular S.A. together with other Brazilian mobile telecommunications operators, are defendants in various lawsuits brought by the federal public prosecutor’s office and an association for consumers’ protection which challenge the imposition of an expiration date for the use of purchased prepaid minutes. The plaintiffs allege that any prepaid minutes should not have a time limitation for usage.

     Despite a few conflicting decisions, based on the opinion of external legal counsel, the Company believes that the criterium for imposing the deadline is in strict compliance with Anatel’s rules and the chances of an unfovable decision in this case are possible.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

24.2.2	– Remote losses

a)	Litigation Arising Out of Events Prior to the Breakup of Telebrás

     Telebrás, the Company’s legal predecessor, is a defendant in a number of legal proceedings and subject to certain claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the resulting companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Company or one of the other resulting companies incorporated as a result of the breakup of Telebrás. Management believes that the chances of any of these claims materializing and having a material adverse financial effect on the Company’s financial statements are remote.

b)	Litigation Related to the Breakup of Telebrás

     The legality of the breakup of Telebrás was challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. Management believes that the final outcome of these proceedings will not have a material adverse effect on the Company’s business or financial condition and that the chances of any of these claims succeed is remote.

25.	Pension and other postretirement benefit plans

     At the time of the privatization, employees had the right to maintain their rights and benefits in Fundação Sistel de Seguridade Social, or Sistel, a multi-employer defined benefit plan that supplements government-provided retirement benefits (the so called PBS) and a multi-employer post-retirement health-care plan (the so called PAMA). Under the PBS and PAMA plans, the Company made monthly contributions to Sistel equal to a percentage of the salary of each employee who was a Sistel member. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of Sistel qualified for pension benefits when they qualified for the government-provided retirement benefits. Sistel operates independently from the Company, and its assets and liabilities are fully segregated from the Company. Employees hired since January 1999 are not members of Sistel.

     Before December 1999, the Sistel plans covered the employees of the former Telebrás System and the Company was contingently liable for all of the unfunded obligations of the plans. In January 2000, the Company and the other companies that formerly belonged to the Telebrás system agreed to divide the existing Sistel plan into 15 separate plans, resulting in the creation of private plans covering those employees already enrolled in the Sistel plan. For the Company was created the PBS Tele Leste Celular Plan. This new private pension plan is still administered by Sistel and has retained the same terms and conditions of the Sistel plan. The division was carried out so as to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees. Joint liability among the Sistel plan sponsors will continue with respect to retired employees who will necessarily remain members of the Sistel plan (PBS-A and PAMA plans).

     In 2000, the Company established the Plano de Benefícios Visão Celular, a new private pension plan. Unlike Sistel’s defined benefits plan, the Plano de Benefícios Visão Celular calls for defined contributions by the operating subsidiaries, as sponsors, and the employees, as participants. These contributions are credited to the participants’ individual accounts. Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by October 31, 2000. As of December 31, 2004, approximately 88% of Company’s employees were members of the Plano de Benefícios Visão Celular. The Company and its subsidiary continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post-retirement health care benefits for former Telebrás employees and current employees of all the new holding companies.

     The contributions to PBS Tele Leste Celular are determined based on actuarial studies conducted by independent actuaries pursuant to the rules in force in Brazil. The cost determination basis of capitalization and contribution paid by the sponsor is 13.5% on payroll of its employees who participate in the plan, of which 12% are allocated to PBS Tele Leste Celular plan cost and 1,5% to PAMA.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     The contributions of the Company to Visão Celular are equal to participants’, ranging between 0% and 2% on participation salary, pursuant to the percentage chosen by participant.

     During 2004, the subsidiaries made contributions do PBS Tele Leste Celular Plan and to Visão Celular Plan in the amount of R$864 (R$507 in 2003).

     As of December 31, 2001, the Company chose to recognize actuarial liabilities pursuant to CVM Resolution 371, of December 13, 2000, directly in shareholders’ equity, net of any corresponding tax effect. On December 31, 2004 and 2003, the Company immediately recognized the aggregate actuarial gains and losses in the income for the year. The projected unit cost method was used for actuarial appraisal of the plans, which relevant assets are positioned on November 30, 2004 and 2003, respectively. For multi-sponsored plans (PAMA and PBS-A), proration of assets plans was made based on the actuarial liability of the company in relation to the aggregate actuarial liability of the plan.

     During the year ended on December 31, 2004, the Company immediately recognized the aggregate actuarial gains and losses in the income for the year.

     The following table demonstrates the composition of the provision for retirement benefit plans and health care plans to retired employees as of December 31, 2004, in addition to other information required by CVM Resolution 371 on such plans.

Plan	2004	2003

PBS Visão Telebahia / Telergipe	142	8
PAMA Telebahia / Telergipe	133	270

Subtotals – consolidated	275	278

a) Reconciliation of funded status:
	December 31, 2004
	PBS	Visão	PAMA	PBS-A
		(i)	(ii)	(ii) (iii)

Projected benefit obligation	846	1,335	528	2,178
Fair value of plan assets	(704)	(1,620)	(395)	(2,832)

Funded status	142	(285)	133	(654)

	December 31, 2003
	PBS	Visão	PAMA	PBS-A
		(i)	(ii)	(ii) (iii)

Projected benefit obligation	821	921	613	2,092
Fair value of plan assets	(813)	(1,349)	(343)	2,499

Funded status	8	(428)	270	(407)

(i)	Even though the Visão Telebahia and Telergipe plans are defined contribution plans, there is an actuarial risk of death and disability of participants, which is beared by the sponsor, requiring an actuarial estimate of those risks.

(ii)	Refers to proportional participation of Telebahia and Telergipe in assets and liabilities of the multi-sponsored plan – PAMA and PBS-A.

(iii)	Although PBS/Visão and PBS-A show a surplus, on December 31, 2004 and 2003, the pension assets were not recognized since the surplus is legally not reimbursable, and the surpluses may not be used to reduce future contributions.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

b) Total net periodic costs recognized in the statements of operations.
	December 31, 2004
	PBS	Visão	PAMA	PBS-A
		(i)	(ii)	(ii) (iii)

Service cost	4	124	5	—
Interest cost	90	96	68	227

	94	220	73	227

c) Changes in the accrued (prepaid) costs
	December 31, 2004
	PBS	Visão	PAMA	PBS-A
		(i)	(ii)	(ii) (iii)

Accrued costs as of December 31, 2003	8	(428)	270	(407)
Net periodic cost	—	45	34	(46)
Employers’ contributions in 2003	135	190	(170)	(201)
Actuarial (gains) losses during the year	(1)	(92)	(1)	—

Accrued prepaid costs as of December 31, 2004	142	(285)	133	(654)

d) Changes in benefit obligation
	December 31, 2004
	PBS	Visão	PAMA	PBS-A

Actuarial liabilities on 12.31.03	821	921	613	2,092
Current service cost	4	124	5	—
Interest on actuarial liabilities	90	96	68	227
Benefits paid	(63)	—	(30)	(179)
Actuarial (gains) losses	(6)	194	(128)	38

Actuarial liabilities on 12.31.04	846	1,335	528	2,178

e) Changes in plan assets
	December 31, 2004
	PBS	Visão	PAMA	PBS-A

Plan assets fair value on 12.31.03	(813)	(1,349)	(343)	(2,499)
Benefits paid	63	—	30	179
Gains (losses) on assets	140	1	—	—
Sponsor’s contributions	(1)	(115)	—	—
Plan earnings	(93)	(157)	(82)	(512)

Plan assets fair value on 12.31.04	(704)	(1,620)	(395)	(2,832)

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

f) Actuarial Assumptions
December 31, 2004
PBS/Visão
	Telebahia/Telergipe	PAMA	PBS-A

Discount rate for determining projected benefit obligation (*)	11.30% p.a.	11.30% p.a.	11.30% p.a.
Plan assets expected return rate (*)	13.75% p.a.	16.40% p.a.	12.20% p.a.
Salary increase rate (*)	7.10% p.a.	7.10% p.a.	7.10% p.a.
Medical costs increase rate	Not applicable	8.15% p.a.	Not applicable
Benefits increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality rate	UP84+1 and gender-segregated	UP84+1	UP84+1
Disability mortality rate	IAPB-57	—	—
Disability rate	Mercer disability	Mercer disability	Not applicable

	December 31, 2003
	PBS/Visão
	Telebahia/Telergipe	PAMA	PBS-A

Discount rate for determining projected benefit obligation (*)	11.30% p.a.	11.30% p.a.	11.30% p.a.
Plan assets expected return rate (*)	11.83% p.a.	11.30% p.a.	14.45% p.a.
Salary increase rate (*)	7.10% p.a.	7.10% p.a.	7.10% p.a.
Long term inflation rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical costs increase rate	Not applicable	8.15% p.a.	Not applicable
Benefits increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality rate	UP84 with one year severity Segregated by sex	UP84 with one year severity	UP84 with one year severity
Disability mortality rate	IAPB-57	—	—
Disability rate	Mercer disability	Mercer disability	Not applicable
% of married active participants on retirement date	95%	—	—
Number of Plan active participants	—	4	—
Number of Plan assisted + beneficiaries	—	17	7
Number of PBS Plan active participants Telebahia/Telergipe	4	—	—
Number of Visão Plan active participants Telebahia/Telergipe	7	—	—
Number of PBS Plan active participants Telebahia/Telergipe	383	—	—

(*)	Including Inflation rate

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

26.	Corporate restructuring

     On November 29, 2000, the Company completed a corporate restructuring aimed to transfer the tax benefit related to the goodwill paid by the Company’s shareholders in the privatization process. The transaction was affected, through the creation and subsequent merger of temporary entities; however, resulted only in the effective transfer of the tax benefit to the Company.

     The transferred tax benefit is reported by the Company as a capital reserve, which is transferred to capital stock with the issuance of common shares to the Company’s controlling shareholders as the related tax benefit is realized. The number of shares to be issued is determined at each issuance date based on the tax benefit realized and the market value of the shares. The Company’s minority shareholders have preemptive rights to subscribe for additional shares at the then current market prices, if such shares are issued to the controlling shareholders.

     For statutory purposes, and in compliance with income tax legislation, the tax benefit is recorded in two separate components, comprised of the related goodwill transferred and the reserve for the maintenance and integrity of the merged company’s equity, which are recorded net in the balance sheet as a deferred tax benefit. The related goodwill and the reserve is being amortized on a straight-line basis over a five years. This amortization, along with the related tax benefit, is recorded net in the consolidated statements of operations as part of income and social contribution taxes. This accounting results in no impact on net income nor on shareholders’ dividends. The following summarizes the amounts recorded in the balance sheet and the net impact in the consolidated statements of operations as of and for the years indicated:

	Spin off			December 31, 2004	December 31, 2003
	Balances on	Telebahia	Telergipe	Consolidated	Consolidated

Balance Sheet:
Goodwill	376,316	(355,879)	(14,285)	187,531	219,699
Reserve	(251,972)	238,282	9,571	(123,829)	(148,604)

Balance	124,344	(117,597)	(4,714)	63,702	71,095

			Year ended in December 31,
			2002	2003	2004

Statement of operations:
Goodwill amortization			32,169	32,169	32,169
Reversal of reserve			(21,232)	(21,232)	(21,232)
Tax credit			10,937	10,937	10,937

Effect on income			—	—	—

     Shares to be issued related to realized tax benefits are made at the discretion of the Board of Directors, subject to approval by shareholders. The Company issued 1,224,474,100 additional commom shares related to realized tax benefits in 2004.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

27.	Shareholders’ equity

a.	Share capital

     Capital subscribed and paid-in at December 31, 2004 was represented by the following shares, without par value:

	Common	Preferred	Total

Shares outstanding December 31, 2004 (in thousands)	167,232,478	313,436,995	480,669,473
Treasury shares (in thousands)	(252)	(51,103)	(51,355)

Shares outstanding December 31, 2004	167,232,226	313,386,092	480,618,118

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

     Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.b. Treasury Stock

     The purpose of acquiring such shares is the reimbursement for dissenting shareholders in the custody of Brazilian Clearing and Custody Agency (Companhia Brasileira de Liquidação e Custódia), or CBLC, upon merger of Tele Leste Celular Participações S.A., and are represented by 50,903,277 preferred shares and 252,498 common shares. The acquisition average cost was R$0.68 per share. The market value of these shares, considering the closing quotation at stock exchange is R$0.64 and R$0.53, on December 31, 2004.

b.	Capital reserves

Special reserve – Goodwill

     This reserve represents the formation of a special reserve for maintenance and integrity of the merged company’s equity related to the tax benefit of goodwill transferred in the corporate restructuring (see Note 26). According to CVM Instruction No. 319, of December 3, 1999, this reserve shall be used in future capital increases on behalf of the controlling shareholders whenever the amortization of the goodwill paid in the acquisition of the Company results in a reduction of income tax and social contribution liabilities.

Fiscal Incentive

     Comprised of income tax reduction incentives, which are converted into investment certificates.

Back to Contents

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

Special reserve for expansion and modernization

     This reserve was recognized to cover expansion and modernization of the installations and services of the subsidiaries. Formation of this reserve was approved on March 9, 2000. Under the terms of Article 189 of Brazilian corporate law,,in December 2001, a portion (R$6,708) of this reserve was offset against retained earnings to be distributed as part of dividends and to offset prior year adjustments generated by the recognition of liabilities related to the pension plan. Finally, in 2003 and 2002 a portion of R$6,422 and R$2,508, respectively, of this reserve was offset against the net loss.

e.	Dividends

     Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined) on such date. The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

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

     The amount of R$478 and R$489 with respect to dividends payable in 2004 and 2003, respectively, represent the remaining unclaimed balance of approved dividends relating to 2001.

28.	Transactions with related parties

     Tele Leste Celular has entered into a Consulting Service Agreement with Telefónica Móviles S.A. on account of telecommunication services, calculated based on a percentage applied to net service revenues adjusted for foreign currency variation.

     The Company and its subsidiaries also carry out transactions with other companies controlled by our controlling shareholders, such as network use and long distance (roaming) cellular communication agreements. The counterparties to these agreements are Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular, Telems Celular, Telecom Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular, NBT. The transactions relating between Telebrás and each relevant Predecessor Company to roaming agreements are based on contracts entered into prior to the Break-up of Telebrás. The terms of these agreements are regulated by Anatel.

     The following services are rendered by companies controlled by Portugal Telecom and Telefónica:

     Provision of call center services – by Atento Brasil S.A. to the users of the subsidiaries’ telecommunications services, contracted for 12 (twelve) months, renewable for an equal period of time.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     Systems maintenance – maintenance of profitability analysis Module system (MARE) by Telefónica Móbile Solution, contracted for a period of twelve (12) months, which may be renewed for the same period.

     A summary of balances and transactions with unconsolidated related parties is as follows:

	2004	2003

Current Assets
Accounts receivables	5,068	7,005
Intercompany credits	2,197	—
Current Liabilities
Technical assistance	15,584	23,323
Suppliers and Consignations	6,336	7,034
Intercompany liabilities	2,603	2,845

	Year ended in December 31,
Statements of operations	2004	2003	2002

Revenue from telecommunication services
Telesp	21,119	16,256	34
Tele Sudeste and Subsidiaries	—	1,033	8,180
TCP and Subsidiaries	—	1,538	316
CRT	—	67	763

Totall	21,119	18,894	9,293

Recovery of expenses with JV apportionment
TCP and Subsidiaries	6,325	4,519	—
Tele Sudeste and Subsidiaries	1,811	1,761	—
CRT	926	896	—

Total	9,062	7,176	—

Expenses
Sales expenses
Atento	—	11,793	8,945

Total	—	11,793	8,945

Cost of sales and services
Tele Sudeste and Subsidiaries	—	931	4,142
CRT	—	83	364
TCP and Subsidiaries	—	1,140	388
Telesp	(50)	60	12

Total	(50)	2,214	4,906

Expenses with JV apportionment
TCP and Subsidiaries	11,731	7,468	—
Tele Sudeste and Subsidiaries	3,800	4,987	—
CRT	411	433	—

	15,942	12,888	—

General and administrative Expenses
DGLA (Latin America)	—		145
Telefónica Móviles S/A	4,827	3,754	3,393
Tele Sudeste	—	—	4,867
Telesp	431	205	1,860

Total	5,258	3,959	10,265

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

29.	Management compensation

     In 2004, the management compensation amounted to R$643 in the consolidated statement (R$354 and R$576 in 2003 and 2002, respectvively), and were recognized as expenses.

30.	Insurance

     The Company maintains a monitoring policy of risks inherent to its operations. Consequently, on December 31, 2004, the Company had insurance contracts in force to cover operating risks, general liability and health, etc. The Company’s Management is of the opinion that these values are sufficient to cover any losses. The main assets, liabilities or interest covered by insurance and respective amounts are as follows:

Classification	Coverage

Operating risks	R$796,320
General civil liabilities	R$5,822
Vehicle fleet	R$400

31.	Financial instruments and risk management

a.	Risks considerations

     Telebahia and Telergipe operators provide mobile telephone services in the Sates of Bahia and Sergipe, pursuant to the authorization granted by the Federal Government. Both operators are also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their essential activities.

     The major market risks to which Telebahia and Telergipe are exposed in exercising their activities include:

•	Credit Risk: resulting from any difficulty in collecting telecommunications services provided to customers and revenues from sale of handsets to distribution networks, as well as the risk relating to swap transactions.
•	Interest Rate Risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR and CDI).
•	Exchange Rate Risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated to potential losses to the Company resulting from adverse exchange rate fluctuations.

     Since their incorporation, Telebahia and Telergipe have been actively managing and mitigating risks inherent to their operations by means of comprehensive operating initiatives, procedures and policies.

Credit Risk

     Credit risk from providing telecommunications services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. Tele Leste customers use 77.8% (74.3% in 2003) prepaid services that require pre-loading, thus not representing a credit risk.

     Credit risk from the sale of handsets is managed by following a conservative credit granting which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing potential customer’s balance sheet, and making inquires of credit protection agencies’ database. In addition, an automatic control system has been implemented with the distribution of ERP’s software for consistent transactions.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     The Company is also exposed to credit risk arising out of its financial investments and receivables from swap transactions. The Company makes efforts to diversify such exposure among first class financial institutions.

Interest Rate Risk

     The Company is exposed to interest rate increase risk, due to exchange derivative transactions and borrowings contracted in Brazilian reais associated with the cost of CDI rates. On December 31, 2004, the adjusted balance of these transactions was R$362,173 (R$251,625 on December 31, 2003).

     The Company entered into swap transactions in Brazilian reais to convert the floating interest rate risk related to CDI into fixed interest rates in the aggregate amount of R$91 million.

     Moreover, the Company invests the exceeding availability (financial investment) of R$81,340 (R$52,124 on December 31, 2003), mainly in short term instruments, based on CDI variation, in order to reduce this risk. The book value of these instruments are approximately equal to market value taking into account the sort term redemption.

     Foreign currency-denominated loans are also exposed to interest rate risk (LIBOR) associated with foreign loans. As of December 31, 2004, the principal amount of these transactions was R$139,303 (R$187,741 on December 31, 2003).

Exchange Rate Risk

     Telebahia and Telergipe entered into derivative instruments in order to hedge their foreign currency loans from exchange rate variation. The related instruments used are “swaps”.

     As of December 31, 2004 and 2003, the Company’s net exposure to exchange rate risk, at book value, is as follows:

	2004	2003
	(Thousands	(Thousands
	of US$)	of US$)

Loans and financing	(118,327)	(76,920)
Other liabilities in foreign currency	(5,871)	(8,072)
Derivative contracts	125,704	85,184

Overage (net exposure)	1,506	192

     During 2004, the Company and its subsidiaries entered into derivative instruments to hedge other foreign currency commitments against exchange variations.

b.	Derivative instruments

     The table below shows book value and estimated market value of loans and financing and foreign currency liabilities, as well as derivative contracts as of December 31, 2004 and 2003:

	2004
			Gain (Loss)
	Book value	Market value	Unrealized

Loans and financing	(314,088)	(316,590)	(2,502)
Other liabilities	(15,584)	(15,584)	—
Derivative contracts	(29,691)	(17,710	11,981

Total	(359,363)	(349,884)	9,479

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	2003
			Gain (Loss)
	Book value	Market value	Unrealized

Loans and financing	(222,237)	(215,244)	6,993
Other liabilities	(23,323)	(23,323)	—
Derivative contracts	(5,510)	15,107	20,617

Total	(251,070)	(223,460)	27,610

     The market value of loans and financing, as well as “derivative contracts” were calculated, based on discounted cash flows, using available interest rate and foreign currency projections.

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

32.	Telefónica Móviles Stock Plan

      In May 2001, Telefónica Móviles, S.A. ("Telefónica Móviles") launched a stock option plan based on Telefónica Móviles’ stock (the "Plan") that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company's employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31, 2003. The Plan also gives the Company's employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective exercise price.

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

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

33.	Subsequent event

Reverse split of shares

     On March 28, 2005, the Company approved a reverse split of 480,669,472,683 registered book-entry shares of capital stock of the Company, with no par value, of which 167,232,478,151 are common shares and 313,436,994,532 are preferred shares with such reverse split to occur at the ratio of five thousand (5,000) shares to one (1) share of the respective class, after which there will be 9,612,363 registered book-entry shares, with no par value, of which 3,344,645 will be common shares and 6,267,718 will be preferred shares.

34.	Summary of the differences between Brazilian and US GAAP

     The Company’s accounting policies that comply with BR CL and that differ significantly from accounting principles generally accepted in the United States of America (“U.S. GAAP”) are described below:

     As discussed in Note 2.c., the Company changed the basis of presentation of its financial statements from the Constant Currency Method to BR CL in 2003. Under the Constant Currency Method, the effects of monetary restatement were recorded until December 31, 2000. For previously issued financial statements prepared under the Constant Currency Method, the effects of monetary restatement were not eliminated for purposes of reconciliation to U.S. GAAP because the application of inflation restatement represented a comprehensive measure of accounting for the effects of Brazilian price-level changes.

     Under BR CL, however, the effects of monetary restatement are recorded only until December 31, 1995. Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation presented herein includes an adjustment to record monetary restatement for periods up to and including December 31, 1997 (see Note 33.f). The applicable U.S. GAAP adjustments related to additional monetary restatement for 1996 and 1997 have are reflected for all periods presented herein.

The following is a reconciliation of net income under U.S. GAAP as for the year ended December 31, 2002, as previously reported under the Constant Currency Method and that reported herin under BR CL.

Net income
2002

U.S. GAAP as originally reported	(71,246)
Effect of change in monetary restatement on U.S. GAAP: Adjustments	20,414
Deferred tax on above adjustments	(5,180)

U.S. GAAP as restated	(56,012)

a.	Different criteria for capitalizing and amortizing capitalized interest

     Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment; instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under U.S. GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives.

     Also, until December 31, 1998, under BR CL as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans was credited to interest expense based on actual interest costs, with the balance relating to the Companies’ own capital being credited to capital reserves. For the three-year period ended December 31, 2004, the Company did not capitalize interest attributable to construction-in-progress at the rate of 12%; rather the actual effective interest related to construction-in-progress was used to determine capitalized interest.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary gains associated with local currency borrowings and any foreign exchange gains and losses on foreign currency borrowings. The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2004	2003	2002

Capitalized interest difference
U.S. GAAP capitalized interest:
Interest capitalized during the period	1,742	1,615	5,392
Capitalized interest on disposals	(453)	(471)	(253)

	1,289	1,144	5,139
Less BR CL capitalized interest:
Interest capitalized during the period	(1,061)	(1,121)	(4,211)
Capitalized interest on disposals	459	485	272

	602	636	3,939

U.S. GAAP difference	687	508	1,200

Amortization of capitalized interest difference
Amortization under BR CL	3,712	7,049	5,071
Capitalized interest on disposals	(428)	(280)	(251)

	3,284	6,769	4,820
Less amortization under U.S. GAAP	(3,692)	(6,885)	(4,779)
Capitalized interest on disposals	423	272	234

	(3,269)	(6,613)	(4,545)

U.S. GAAP difference	15	156	275

b.	Proposed dividends

     Under BR CL proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders' meeting. Under U.S. GAAP, dividends are not accrued until they are formally declared.

     The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts must be included as dividends in the year they are proposed for U.S. GAAP purposes.

c.	Pension and other post retirement benefits

     The Subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administrated by Sistel and provide for the costs of pension and other postretirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, multiemployer plans are accounted for similar to defined contribution plans and consequently, the Company is required to disclose its annual contributions and funded status of those plans. The Subsidiaries also sponsor a single-employer defined pension benefit plan (PBS-Tele Leste). The provisions of SFAS No. 87, “Employees Accounting for Pensions,” for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 35).

     On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following differences:

•	A company that participates in a multiemployer defined benefit pension or postretirement benefit plan is required to recognize any assets or liabilities in respect to its participation in such plans, while U.S. GAAP requires only the disclosure of funded status of those plans.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to amortize such initial transition obligation as of December 31, 2001, directly to shareholders’ equity. Such option has been adopted by the Company. Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

•	Under BR CL actuarial gains and losses are recorded in income when incurred up to the amount of pension liability recorded. Under U.S. GAAP, certain actuarial gains and losses are deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan.

     The effects of these different criteria for recognition of pension and other postretirement benefits on accrued pension (postretirement) benefit as of December 31, 2004 and 2003, are presented below:

	2004			2003
Descriptiont	U.S. GAAP	BR CL	Accumulated Difference	U.S. GAAP	BR CL	Accumulated Difference

Active employees defined pension – PBS Tele Leste	462	142	320	547	—	547
Multiemployer health care plan – PAMA	—	133	(133)	—	270	(270)

Accrued pension (postretirement) benefit	462	275	187	547	270	277

d.	Financial expense, net

     BR CL requires interest to be shown as part of operating income. Under U.S. GAAP interest income (expense) would be shown after operating income.

e.	Permanent assets

     BR CL has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and fiscal law accounts of Brazilian companies. Under U.S. GAAP the assets in this classification would be noncurrent assets.

f.	Monetary Restatement of 1996 and 1997

     The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, has been recognized as an adjustment to income in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component operating income.

g.	Items posted directly to shareholders’ equity

     Under BR CL various items are posted directly to shareholders’ equity, which under U.S. GAAP would be posted to the consolidated statements of operations. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statements of changes in shareholders’ equity. Since the original postings to the equity accounts would, under U.S. GAAP, be made directly to the consolidated statements of operations, the adjustment is included in the reconciliation of the income differences between U.S. GAAP and BR CL. Deferred income tax effects of indexation adjustments and fiscal incentives are adjusted in Company’s financial statements for U.S. GAAP purposes.

Back to Contents

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

     The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS No.109, “Accounting for Income Taxes”, except with respect to social contribution rate adopted, as explained below:

•	Under BR CL, at December 31,1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law. Therefore, for 2001 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For 2004 and 2003, no difference related to the social contribution tax rate was considered as the provisional measure was approved in Law 10,637, as of December 30, 2002.

•	Under BR CL, the deferred taxes are presented gross. Under U.S. GAAP, the deferred taxes are presented net.

i.	Earnings per share

     Under BR CL, net income (loss) per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share (''ADS'') is equivalent to fifty thousand of preferred shares.

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

     Basic earnings per common share is computed by reducing net income by distributed and undistributed net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital or 10% higher than those attributed to common shares, whichever is higher, as defined in the Company's by-laws) and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is allocated to preferred shares 10% higher than that attributed to common shares on a pro rata basis. Total dividends are calculated as described in Note 26, as adjusted for the reversal of proposed dividends as discussed in b. above. On December 31, 2004, 2003 and 2002, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible transferred in the merger. The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares – diluted presented below. The number of shares issuable was computed considering the balance of the special premiums reserve (R$ 126,909 in 2004, R$ 124,344 in 2003 and 2002 by corporate law) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) during the last 20 trading days of each year. Since the Company had net losses for the years ended December 31, 2004 and 2003, the Company did not pay any dividends for these years. Additionally, the contingently issued shares described above were not considered in the calculation of loss per share for the years ended December 31, 2004 and 2003 because the effect of the contingently issuable shares would have been anti-dilutive.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     The computation of basic and diluted earnings per share is as follows:

	At December 31, 2004		At December 31, 2003		At December 31, 2002
	(in thousands, except per share data and percentages)
	Common	Preferred	Common	Preferred	Common	Preferred

Basic numerator
Actual dividends declared	—	—	—	—	—	—
Basic allocated undistributed dividends	(16,932)	(31,750)	(2,243)	(4,233)	(19,394)	(36,618)
Allocated net income available for common and preferred shareholders	(16,932)	(31,750)	(2,243)	(4,233)	(19,394)	(36,618)
Basic denominator
Weighted average shares outstanding	167,130,190	313,386,092	166,007,792	313,386,092	166,008,044	313,436,995
Basic earnings per share	(0.10)	(0.10)	(0.01)	(0.01)	(0.12)	(0.12)

Diluted numerator
Actual dividends declared	—	—	—	—	—	—
Diluted allocated undistributed earnings	(27,360)	(21,322)	(3,302)	(3,174)	(29,911)	(26,101)
Allocated net income available for common and preferred shareholders	(27,360)	(21,322)	(3,302)	(3,174)	(29,911)	(26,101)
Diluted denominator
Weight average shares outstanding	167,130,190	313,386,092	166,007,792	313,386,092	166,008,044	313,436,995
Dilutive effects of premium reserve	235,016,667	—	159,973,428	—	193,169,225	—
Diluted weight average shares	402,146,857	—	325,981,220	—	359,177,269	—
Diluted earnings per share	(0.10)	(0.10)	(0.01)	(0.01)	(0.12)	(0.12)

     The Company's preferred shares are non-voting, except under certain limited circumstances, and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company.

j.	Revenue Recognition

     Under BR CL, revenues and costs from sales of handsets, including applicable value-added and other sales taxes, are recognized at the moment of sale to the customer. Under U.S. GAAP, in accordance with Staff Accounting Bulletin No. 104 (SAB 104), revenues from sales of handsets along with the related costs, including applicable value-added and other sales taxes, are deferred and amortized based on the expected useful life of the handset, estimated by management to be 18 months. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale (see below discussion under “Negative margins on sale of prepaid handsets”). As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net or shareholders’ equity. The amount of unamortized deferred revenue and the related amounts of unamortized deferred costs was R$32,427, R$49,216 and R$48,148 at December 31, 2004, 2003 and 2002, respectively. The impact of this difference under U.S. GAAP was to decrease both net revenues and cost of services and goods by R$16,789 in 2004, increase by R$798 in 2003 and decrease by R$16,211 in 2002.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

(i)	Value-added and other sales taxes

     Under BR CL, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net income (loss) or in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and costs of services and goods by R$138,560, R$119,436 and R$112,259 for 2004, 2003 and 2002, respectively, for U.S. GAAP as compared to amounts reported under BR CL.

(ii)	Roaming

     The company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Subsidiaries for the service at the applicable rates. Conversely, when one of the Subsidiaries customers roams outside the coverage area, the Subsidiaries pay the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to is subscriber. Under BR CL, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$14,033 for 2004.

(iii) Free minutes given in connection with sales of handsets

     Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage.

k.	Fistel fee

     Beginning in 1999, under BR CL, the Fistel (Telecommunication Inspection Fund) fee, assessed on each activation of a new cellular line, is deferred and amortized over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statements of income. Therefore, the deferred Fistel taxes on activation fees at December 31, 2004, 2003 and 2002 is being adjusted in the reconciliation of the income differences between U.S. GAAP and BR CL.

l.	Computer software developed for internal use

     Under BR CL, the costs incurred during the computer software preliminary project stage are capitalized and amortized on a straight-line basis over a period of five to ten years. Under U.S. GAAP, the costs incurred with computer software preliminary project stage must meet specific characteristics to be capitalized. The effect of these different criteria for capitalizing computer software is adjusted in the reconciliation of the income differences between U.S. GAAP and BR CL.

m.	Derivative instruments

     As mentioned in Note 23, the Subsidiaries have entered into foreign currency derivative contracts for long-term agreements at various exchange rates, in the amount of US$125,704 thousands (US$85,184 thousands at December 31, 2003). Under BR CL, foreign currency derivative contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133 must be applied to all derivative contracts and certain derivative contracts embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 on January 1, 2000, did not have a material effect on the Company’s financial statements.

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

     Prior to 2004, none of the Company’s derivative contracts were designated as accounting hedges under the definitions of SFAS No. 133. As such, all changes in the fair value of derivatives are considered ineffective Such ineffectiveness for U.S. GAAP purposes was recorded in the statement of operations as part of financial expense, net for the years ended December 31, 2003 and 2002.

     Beginning in May 2004, the Company began designating a portion of new derivative contracts as fair value hedges of its U.S dollar denominated debt. At December 31, 2004, the Company had R$171.7 million (US$64.7 million), of notional value cross currency swap contracts with a fair value of R$173.1 million designated as fair value hedges of a portion of the Company’s foreign currency denominated debt. The Company is hedging the related foreign currency (US dollar) and interest rate risk associated with such indebtedness. These derivatives qualified for hedge accounting under the short cut method as the terms of the swap contracts are equal to the terms of the underlying debt. Therefore, no ineffectiveness would be recorded in the statement of operations for U.S. GAAP. The hedged debt is also adjusted to fair value under the fair value hedge rules of SFAS 133. At December 31, 2004, the value of the Company’s debt subject to these accounting hedges is higher by R$0.5 million, representing the related mark-to-market adjustment, which was recorded in the statement of operations as part of financial expense, net for the year ended December 31, 2004. The U.S. GAAP adjustment reflects the difference between the recorded value of these hedges and the related debt under BR CL and their fair values under U.S. GAAP.

     The Company’s remaining derivative contracts at December 31, 2004 have not been qualified as accounting hedges. Such derivatives would also be recorded at fair value in the consolidated balance sheets at December 31, 2004. The U.S. GAAP adjustment also includes R$14.7 million of ineffectiveness related to the difference between the recorded value of these derivative contracts under BR CL and their fair values under U.S. GAAP.

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

n.	Purchase Accounting

     As described in Note 26, on November 29, 2000, the Holding Company acquired the minority interests in its Subsidiaries in a transaction involving the exchange of shares. Under BR CL, this transaction was recorded at the book value of the minority interests acquired. Under US GAAP, the acquisition of minority interests was recorded using the purchase method of accounting pursuant to APB 16, “Business Combinations,” and the related interpretations. Under U.S. GAAP, the purchase price was determined based on the market price of the Holding Company’s shares for a reasonable period before and after the date the terms of the acquisition were agreed to and announced publicly. The excess purchase price over the book value of the minority interests acquired was recorded based on management’s estimate of the fair values of the underlying assets and liabilities as follows:

Fixed assets	7,215

Subscriber base intangible asset	2,382
Concession	33,657
Deferred income tax effects	(14,274)

Excess purchase price under U.S. GAAP	28,980

     The subscriber base intangible asset was completely amortized in November, 2004 over the estimated contractual relationship with subscribers, representing a period of 48 months.

     The concession in being amortized based on the remaining concession period of the operating companies (until June 2008 for Telebahia Celular S.A. and December 2008 for Telergipe Celular S.A.).

o.	Stock compensation – Telefónica Móviles Stock Plan

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

     In accordance with the conditions of the Options Program for the shares of Telefónica Móviles S.A. (MOS Program), the Company’s employees failed to qualify due to said program’s basic premise, which is the holding by Telefónica Móviles S.A. of controlling interest in the company in which the employees are enrolled. Accordingly, on December 31, 2004 the existing options were settled in advance.

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

Back to Contents

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

Reconciliation of the income differences between US GAAP and BR CL

	2004	2003	2002

Consolidated net loss under BR CL	(34,241)	(42,662)	(5,107)
Add (deduct):
Different accounting criteria for:
Amortization of monetary restatement of 1996 and 1997	(3,595)	(6,373)	(6,036)
Loss on disposal of assets monetarily restated in 1996 and 1997	(41)	(43)	(3)
Capitalized interest	687	508	1,200
Amortization of capitalized interest	15	156	275
Depreciation of donations	275	59	—
Purchase accounting:
Depreciation of fixed assets adjustment	(1,585)	(1,585)	(1,585)
Amortization of concession	(4,440)	(4,440)	(4,440)
Amortization of intangible assets	(532)	(600)	(600)
Pension and other postretirement benefits	90	(211)	(322)
Deferred Fistel tax on activation fees	(777)	(790)	1,558
Computer software developed for internal use	615	711	(154)
Derivative instruments	(7,386)	67,360	(70,133)
Stock compensation – MOS Program	—	(407)	—
Free minutes given in connection with sales of handsets	(4,510)	—	—
Deferred income tax effects of above adjustments	6,743	(18,159)	26,707
Difference in social contribution tax rate	—	—	2,628

US GAAP net income (loss)	(48,682)	(6,476)	(56,012)

Net income (loss) per thousand shares in accordance with U.S. GAAP (in thousands)

	2004	2003	2002

Loss per share – Common shares (basic and diluted)	(0.10)	(0.01)	(0.12)

Weighted average (thousand) common shares – basic	167,130,190	166,007,792	166,008,044

Weighted average (thousand) common shares – diluted	402,146,857	325,981,220	359,177,299

	2004	2003	2002

Earnings (Loss) per share – Preferred shares (basic and diluted)	(0.10)	(0.01)	(0.12)

Weighted average (thousand) preferred shares basic and diluted	313,386,092	313,386,092	313,436,995

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Reconciliation of the shareholders’ equity differences between U.S. GAAP and BR CL

	2004	2003

Total shareholders’ equity under BR CL	374,524	401,250
Add (deduct):
Different accounting criteria for:
Monetary restatement of 1996 and 1997	47,312	47,353
Amortization of monetary restatement of 1996 and 1997	(43,985)	(40,390)
Capitalized interest	249	(438)
Depreciation of capitalized interest	1,771	1,756
Donations for investments	(5,323)	(1,352)
Amortization of donations	334	59
Purchase accounting:
Fixed assets adjustment	7,215	7,215
Depreciation of fixed assets adjustment	(6,457)	(4,872)
Intangible assets	36,039	36,039
Amortization on intangible assets	(20,512)	(15,540)
Pension and other postretirement benefits	(187)	(277)
Deferred Fistel tax on activation fees	(5,576)	(4,799)
Computer software developed for internal use	—	(615)
Free minutes given in connection with sales of handsets	(4,510)	—
Derivatives instruments	13,231	20,617
Deferred tax effects of above adjustments	(8,474)	(15,217)

Total shareholders’ equity under U.S. GAAP	385,651	430,789

Changes in shareholders’ equity in accordance with U.S. GAAP

	2004	2003	2002

Shareholders’ equity under U.S. GAAP as of ending of the year	430,789	437,031	502,839
Unclaimed dividends	—	—	2,183
Dividends approved during the year	—	—	(11,979)
Net income (loss) for the year	(48,682)	(6,476)	(56,012)
Purchase of treasury shares	—	(35)	—
Stock compensation – MOS program	—	269	—
Adjustment of tax regarding to goodwill reserve	3,544	—	—

	385,651	430,789	437,031

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

U.S. GAAP supplementary information
Reconciliation of operating income (loss) under BR CL
To operating income (loss) under US GAAP-
	2004	2003	2002

BR CL operating income (loss)	(25,680)	(42,755)	(3,830)
Reversal of financial expense, net	24,664	30,286	32,811
U.S. GAAP adjustments-
Amortization of monetary restatement of 1996 and 1997	(3,595)	(6,373)	(6,036)
Loss on disposal of assets monetarily restated in 1996 and 1997	(41)	(43)	(3)
Amortization of capitalized interest	15	156	275
Purchase accounting-
Depreciation of fixed assets adjustment	(1,585)	(1,585)	(1,585)
Amortization of subscriber base intangible asset	(532)	(600)	(600)
Amortization of concession	(4,440)	(4,440)	(4,440)
Deferred Fistel tax on activation fee	(777)	(790)	1,558
Computer software developed for internal use	615	711	(154)
Free minutes given in connection with sales of handsets	(4,510)	—	—
Stock option compensation – MOS Plan	—	(407)	—
Pension and other postretirement benefits	90	(211)	(322)
Depreciation of donations	275	59	—

U.S. GAAP operating income(loss	(15,501)	(25,992)	17,674

Reconciliation of net revenues and costs under BR CL
To net revenues and costs under US GAAP-
	2004	2003	2002

BR CL net revenues	487,020	441,267	431,395
Reclassification to cost of services and goods sold
Taxes on sales	138,560	119,436	112,259
Increase in roaming revenue	14,033	—	—
U.S. GAAP adjustments-
Deferred revenues on handset sales, net of amortization	(16,789)	(798)	(16,211)
Free minutes given in connection with sales of handsets	(4,510)	—	—

U.S. GAAP net revenues	618,314	559,905	527,443

	2004	2003	2002

BR CL cost of services and goods	(282,167)	(256,259)	(241,362)
Reclassification from net revenues
Taxes on sales	(138,560)	(119,436)	(112,259)
Increase in roaming cost	(14,033)	—	—
Reclassification from selling expense
Rewards program expense	(485)	—	(1,878)
U.S. GAAP adjustments-
Amortization of monetary restatement of 1996 and 1997	(3,595)	(6,373)	(6,036)
Loss on disposal of assets monetarily restated in 1996 and 1997	(41)	(43)	(3)
Amortization of capitalized interest	15	156	275
Purchase accounting-
Depreciation of fixed assets adjustment	(1,585)	(1,585)	(1,585)
Amortization of subscriber base intangible asset	(532)	(600)	(600)
Amortization of concession	(4,440)	(4,440)	(4,440)
Deferred Fistel tax on activation fee	(777)	(790)	1,558
Stock option compensation – MOS Plan	—	(407)	—
Pension and other postretirement benefits	90	(211)	(322)
Deferred costs on handset sales, including taxes on sales, net of amortizations during the year	16,789	798	16,211
U.S. GAAP cost of services	(429,321)	(389,190)	(350,441)

U.S. GAAP gross profit	188,993	170,715	177,002

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	2004	2003

Total assets	979,741	876,690

Property, plant and equipment	1,094,490	895,221
Accumulated depreciation	(687,537)	(529,679)

Net property, plant and equipment	406,953	365,542

35.	Additional disclosures required by U.S. GAAP

a.	Pension and postretirement benefits

     As described in Note 26, the Subsidiaries provide pension and postretirement benefits to employees and retirees through a combination of privately-sponsored defined benefit and defined contribution pension plans (PBS – Tele Leste and VISÃO) and participation in multi-employer sponsored pension and postretirement plans (PBS-A and PAMA). The Company uses December 31 as the measurement date for the majority of its plans. Information regarding the Subsidiaries contributions PBS-A and PAMA are included in Note 25.

     While the VISÃO plan is a defined contribution plan, certain death and disability benefits provided to participants are defined benefits. A summary of the pension liability as of December 31, 2004 and 2003 for the Company’s active employees defined benefit pension plan (including the defined benefit aspects of VISÃO) are as follows:

Reconciliation of Funded Status

PBS – Tele Leste	2004	2003
Accumulated benefit obligation:
Vested	814	769
Nonvested	883	692

Total	1,697	1,461

Projected benefit obligation	2,181	1,742
Fair value of plan assets	(2,324)	(2,162)

Funded status	(143)	(420)
Unrecognized gains	646	1,016
Unrecognized net transition obligation	(41)	(49)

Accrued pension cost	462	547

Amount accrued under BR CL	(275)	(270)

U.S. GAAP Adjustment	187	277

Weighted-average assumptions used to determine benefit obligations
	2004	2003

Discount rate	11,30%	11.30%
Rate of compensation increase	7,10%	7.10%

Disclosure of net periodic pension cost
	2004	2003

Service cost (net of employee contributions)	111	140
Interest cost on PBO	185	169
Expected return on assets	(251)	(162)
Amortization of transition obligation	8	8
Amortization of gains	(45)	12

Net periodic pension cost	8	167

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Weighted-average assumptions used to determine net cost
	2004	2003

Discount rate	11.30%	10.24%
Rate of compensation	7.10%	6.08%
Expected return on plan assets	11.83%	10.24%

Change in accrued pension liability
	2004	2003

Accrued pension liability at beginning of year	547	467
Net periodic pension cost	8	167
Actual contributions	(93)	(87)

Accrued pension liability at end of year	462	547

Change in benefit obligation
PBO

Benefit obligation at December 31, 2002	1,767
Service cost	147
Interest cost	169
Benefits payments and expenses	(48)
Liability experience loss (gain)	(293)

Benefit obligation at December 31, 2003	1,742
Service cost	128
Interest cost	185
Benefits payments and expenses	(63)
Liability experience loss (gain)	189

Benefit obligation at December 31, 2004	2,181

Expected Cash Flows

     The expected employer contributions for 2005 are estimated to be R$ 155.

Change in plan assets
	2004	2003

Plan assets at beginning of year	2,162	1,627
Actual contributions	116	96
Actual distributions and expenses	(63)	(48)
Actual return on plan assets	109	487

Plan assets at end of year	2,324	2,162

Asset allocation

     The asset allocation for the Company’s pension plans at the end of 2004 and 2003, and the target allocation for 2005, by asset category, follows.

	Target Allocation for	Percentage of Plan Assets at Year End
	2005	2004	2003

Asset category
Equity securities	17,5%	18%	19%
Loans	2,5%	1%	1%
Fixed income	80%	81%	80%

Total	100%	100%	100%

     The plan investment strategy is based on a long-term macroeconomic scenario. This scenario presents low Brazil’s risk, moderate economic growth, stable inflation and exchange rates, and moderate interest rates.

Back to Contents

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

The actuarial assumptions used in 2004 and 2003 were as follows:

	2004	2003

Discount rate for determining projected benefit obligations (*)	11.30%	11.30%
Rate of increase in compensation levels (*)	7.10%	7.10%
Benefit adjustments	5.00%	5.00%
Expected long-term rate of return on plan assets (*)	13.75%	11.83%
Inflation	5.00%	5.00%
Number of active participants – PBS – Tele Leste	2	4
Number of retirees and beneficiaries – PBS – Tele Leste	8	7

(*)	Including Inflation rate

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
PBS Tele Leste / VISÃO

2005	255
2006	285
2007	319
2008	357
2009	399
Years 2010-2014	2,728

b.	Intangible assets subject to amortization

     Following is a summary of the Company’s intangible assets subject to amortization under US GAAP:

	2004			2003
	Software	Concession	Subscriber base	Software	Concession	Subscriber base

Gross	67,120	33,657	2,382	67,305	33,657	2,382
Accumulated amortization	(41,957)	(18,130)	(2,382)	(31,658)	(13,690)	(1,850)

Net	25,163	15,527	—	35,647	19,967	532

     Aggregate amortization expense for the above intangible assets amounted to R$ 15,271, R$ 20,009 and R$ 13,278 for the years ended December 31, 2004, 2003 and 2002, respectively.

     The estimated aggregate amortization expense for the next five years is as follows:

Amount

2005	17,864
2006	16,179
2007	4,440
2008	2,207
2009	—

Back to Contents

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

     In conducting its businesses, Telebahia Celular S.A. and Telergipe Celular S.A. are fully dependent upon the cellular telecommunications authorization as granted by the Federal Government.

     Approximately 15,16% of all employees are members of state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire on October, 31, 2006.

     There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies’ operations.

d.	Commitments (Unaudited)

     At December 31, 2004, the Company budgeted capital expenditure commitments amounting to R$90.9 million, principally relating to infrastructure, information technology and transmission equipment.

     The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

e.	New accounting pronouncements

     In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have a material impact on the Company’s financial position, cash flows and results of operations.

     In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21 (Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. . The impacts of the adoption of the EITF are discussed in Note 34.m to these consolidated financial statements. The Company prospectively adopted this EITF relating to free minutes given in connection to sales of handsets as from January 1st .

Back to Contents

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of EITF Issue No. 03-11 did not have a material effect on the Company’s financial statements.

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29" (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Back to Contents

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
By:	/s/ Francisco José Azevedo Padinha
	Name:	Francisco José Azevedo Padinha
	Title:	Chief Executive Officer

By:	/s/ Arcádio Luis Martínez García
	Name:	Arcádio Luis Martínez García
	Title:	Executive Vice President for Finance, Planning and Control and Investor Relations Officer

Date: April 15, 2005